    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 10, 1997

                                                     REGISTRATION NO. 333-
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        NATIONAL PROPANE PARTNERS, L.P.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                DELAWARE                                    5984                                   42-1453040
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL           (IRS EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)

                            ------------------------

                             SUITE 1700, IES TOWER
                              200 1ST STREET, S.E.
                         CEDAR RAPIDS, IOWA 52401-1409
                                 (319) 365-1550
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              RONALD R. ROMINIECKI
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          NATIONAL PROPANE CORPORATION
                             SUITE 1700, IES TOWER
                              200 1ST STREET, S.E.
                         CEDAR RAPIDS, IOWA 52401-1409
                                 (319) 365-1550
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                              PROPOSED
                                                                          PROPOSED            MAXIMUM
                                                                          MAXIMUM            AGGREGATE           AMOUNT OF
    TITLE OF EACH CLASS OF SECURITIES TO BE            AMOUNT TO       OFFERING PRICE         OFFERING          REGISTRATION
                   REGISTERED                        BE REGISTERED      PER UNIT(1)           PRICE(1)              FEE
Common Units representing limited partner
  interests.....................................        400,000           $ 20.375           $8,150,000          $2,470

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low sales prices of the Common Units on January 7, 1997, as reported on the New York Stock Exchange.

                            ---------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED JANUARY 10, 1997

PROSPECTUS

                              400,000 COMMON UNITS
                        NATIONAL PROPANE PARTNERS, L.P.
                     REPRESENTING LIMITED PARTNER INTERESTS
                            ------------------------

     The Common Units (the 'Common Units') offered hereby (the 'Offering') represent limited partner interests in National Propane Partners, L.P. a Delaware limited partnership (the 'Partnership'), and are being offered by the selling unitholder named herein (the 'Selling Unitholder'). The Partnership was formed in March 1996 to acquire, own and operate the propane business of its managing general partner, National Propane Corporation, a Delaware corporation ('National Propane' or the 'Managing General Partner'). National Propane is an indirect wholly-owned subsidiary of Triarc Companies, Inc. ('Triarc').

     The Partnership will distribute to its partners, on a quarterly basis, all of its Available Cash, which is generally all cash on hand at the end of a quarter, as adjusted for reserves. The Managing General Partner has broad discretion in making cash disbursements and establishing reserves. The Partnership intends, to the extent there is sufficient Available Cash, to distribute to each holder of Common Units at least $0.525 per Common Unit per quarter (the 'Minimum Quarterly Distribution') or $2.10 per Common Unit on an annualized basis.
                            ------------------------

     LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PURCHASERS OF COMMON UNITS SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED UNDER 'RISK FACTORS,' STARTING ON PAGE 33, IN EVALUATING AN INVESTMENT IN THE PARTNERSHIP, INCLUDING BUT NOT LIMITED TO, THE FOLLOWING:

 CASH DISTRIBUTIONS ARE NOT GUARANTEED, WILL DEPEND ON FUTURE PARTNERSHIP OPERATING PERFORMANCE AND WILL BE AFFECTED BY THE FUNDING OF RESERVES, OPERATING AND CAPITAL EXPENDITURES AND OTHER MATTERS WITHIN THE DISCRETION OF THE MANAGING GENERAL PARTNER, AS WELL AS REQUIRED INTEREST AND PRINCIPAL PAYMENTS ON THE PARTNERSHIP'S DEBT. PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS (AS DEFINED IN THE GLOSSARY) GENERATED DURING 1994 AND 1995 WOULD HAVE BEEN SUFFICIENT TO COVER THE MINIMUM QUARTERLY DISTRIBUTION ON ALL OF THE OUTSTANDING COMMON UNITS (INCLUDING THE COMMON UNITS OFFERED HEREBY) AND THE RELATED DISTRIBUTION ON THE GENERAL PARTNER INTERESTS (AS DEFINED IN THE GLOSSARY), BUT WOULD HAVE BEEN INSUFFICIENT BY APPROXIMATELY $1.9 MILLION AND $7.0 MILLION TO COVER THE MINIMUM QUARTERLY DISTRIBUTION ON THE SUBORDINATED UNITS (AS DEFINED IN THE GLOSSARY) AND THE RELATED DISTRIBUTION ON THE GENERAL PARTNER INTERESTS IN 1994 AND 1995, RESPECTIVELY.

                                                     (cover continued on page 2)
                            ------------------------

     The Common Units are listed on the New York Stock Exchange, Inc. ('NYSE') under the symbol 'NPL.' The Common Units offered hereby have been approved for listing on the NYSE. The last reported sale price of Common Units on the NYSE on January 9, 1997 was $20.875 per Common Unit.

                            ------------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     The Common Units may be offered by the Selling Unitholder or any transferees affiliated with the Selling Unitholder in transactions in which they and any broker-dealer through whom such Common Units are sold may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the 'Securities Act'), as more fully described herein. The Selling Unitholder or such transferees may sell the Common Units offered hereby from time to time or at one time in transactions on the NYSE, in negotiated transactions or through a combination of such methods of sale, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Partnership will receive none of the proceeds from any such sales. Any commissions paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such Common Units as principal, any profits received from the resale of such Common Units, may be deemed to be underwriting discounts and commissions under the Securities Act. Printing, certain legal, accounting, filing and other similar expenses of the Offering will be paid by the Partnership. The Selling Unitholder will generally bear all other expenses of this Offering, including brokerage fees and any underwriting discounts or commissions.
                            ------------------------

                 The date of this Prospectus is         , 1997.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

(cover continued from page 1)

 APPROXIMATELY $5.5 MILLION OF THE PARTNERSHIP'S ANNUAL CASH RECEIPTS ARE INTEREST PAYMENTS FROM TRIARC UNDER A $40.7 MILLION LOAN TO TRIARC (THE 'PARTNERSHIP LOAN'). ON A PRO FORMA BASIS, SUCH AMOUNT REPRESENTS APPROXIMATELY 31% OF THE PARTNERSHIP'S AVAILABLE CASH FROM OPERATING SURPLUS IN 1995. CONSEQUENTLY, TRIARC'S FAILURE TO MAKE INTEREST OR PRINCIPAL PAYMENTS ON THE PARTNERSHIP LOAN WOULD ADVERSELY AFFECT THE ABILITY OF THE PARTNERSHIP TO MAKE THE MINIMUM QUARTERLY DISTRIBUTION TO ALL UNITHOLDERS. THE PARTNERSHIP LOAN IS RECOURSE TO TRIARC AND IS SECURED BY A PLEDGE BY TRIARC OF ALL OF THE SHARES OF CAPITAL STOCK OF THE MANAGING GENERAL PARTNER OWNED BY TRIARC (APPROXIMATELY 75.7% OF THE MANAGING GENERAL PARTNER'S OUTSTANDING CAPITAL STOCK AS OF THE DATE OF THIS PROSPECTUS). SEE 'CASH DISTRIBUTION POLICY -- PARTNERSHIP LOAN' AND 'CERTAIN INFORMATION REGARDING TRIARC.'

 THE PARTNERSHIP HAS INDEBTEDNESS THAT IS SUBSTANTIAL IN RELATION TO ITS PARTNERS' CAPITAL. ON A PRO FORMA BASIS, THE PARTNERSHIP'S TOTAL INDEBTEDNESS AS A PERCENTAGE OF ITS TOTAL CAPITALIZATION WOULD HAVE BEEN APPROXIMATELY 79.0% AT SEPTEMBER 30, 1996. FURTHERMORE, THE MANAGING GENERAL PARTNER MAY CAUSE THE PARTNERSHIP TO INCUR ADDITIONAL INDEBTEDNESS, INCLUDING BORROWINGS THAT HAVE THE PURPOSE OR EFFECT OF ENABLING THE MANAGING GENERAL PARTNER TO RECEIVE DISTRIBUTIONS OR HASTENING THE CONVERSION OF SUBORDINATED UNITS INTO COMMON UNITS.

 THE $125 MILLION FIRST MORTGAGE NOTES (AS DEFINED BELOW) AND THE $55 MILLION BANK CREDIT FACILITY (AS DEFINED BELOW) ARE SECURED BY A LIEN ON SUBSTANTIALLY ALL OF THE ASSETS OF THE OPERATING PARTNERSHIP (AS DEFINED BELOW). IN THE CASE OF A CONTINUING DEFAULT BY THE OPERATING PARTNERSHIP THEREUNDER, THE LENDERS WOULD HAVE THE RIGHT TO FORECLOSE ON THE OPERATING PARTNERSHIP'S ASSETS, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON THE PARTNERSHIP.

 FUTURE PARTNERSHIP PERFORMANCE WILL DEPEND UPON THE SUCCESS OF THE PARTNERSHIP IN MAXIMIZING PROFITS FROM PROPANE SALES. PROPANE SALES ARE AFFECTED BY, AMONG OTHER THINGS, WEATHER PATTERNS, PRODUCT PRICES AND COMPETITION, INCLUDING COMPETITION FROM OTHER ENERGY SOURCES.

 HOLDERS OF COMMON UNITS HAVE ONLY LIMITED VOTING RIGHTS AND THE MANAGING GENERAL PARTNER MANAGES AND CONTROLS THE PARTNERSHIP. SUBJECT TO CERTAIN CONDITIONS, THE MANAGING GENERAL PARTNER MAY BE REMOVED ONLY UPON THE APPROVAL OF THE HOLDERS OF AT LEAST 66-2/3% OF THE OUTSTANDING UNITS (INCLUDING THOSE UNITS HELD BY THE MANAGING GENERAL PARTNER AND ITS AFFILIATES). IF THE MANAGING GENERAL PARTNER IS REMOVED OTHER THAN FOR CAUSE, THE SUBORDINATION PERIOD (AS DEFINED IN THE GLOSSARY) WILL END, ALL ARREARAGES ON THE COMMON UNITS WILL TERMINATE AND ANY OUTSTANDING SUBORDINATED UNITS WILL CONVERT INTO COMMON UNITS AND THE GENERAL PARTNERS (AS DEFINED IN THE GLOSSARY) WILL HAVE THE RIGHT TO CONVERT THE GENERAL PARTNER INTERESTS INTO COMMON UNITS OR TO RECEIVE IN EXCHANGE FOR SUCH INTERESTS, A CASH PAYMENT EQUAL TO THE FAIR MARKET VALUE OF SUCH INTERESTS.

 THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PARTNERSHIP ARE COMPLEX. IT IS ANTICIPATED THAT THROUGH 2000, A UNITHOLDER WILL RECEIVE SUBSTANTIAL DISTRIBUTIONS THAT WILL REDUCE SUCH HOLDER'S TAX BASIS, WITH THE RESULT THAT SUCH HOLDER MAY RECOGNIZE SUBSTANTIAL GAIN AND A RELATED INCOME TAX LIABILITY UPON A SUBSEQUENT SALE OF SUCH HOLDER'S UNITS.

 CONFLICTS OF INTEREST MAY ARISE BETWEEN THE MANAGING GENERAL PARTNER AND ITS AFFILIATES, ON THE ONE HAND, AND THE PARTNERSHIP AND THE HOLDERS OF COMMON UNITS, ON THE OTHER. THE PARTNERSHIP AGREEMENT CONTAINS PROVISIONS THAT ALLOW THE MANAGING GENERAL PARTNER TO TAKE INTO ACCOUNT THE INTERESTS OF PARTIES IN ADDITION TO THE PARTNERSHIP IN RESOLVING CONFLICTS OF INTEREST, THEREBY LIMITING THE MANAGING GENERAL PARTNER'S FIDUCIARY DUTY TO THE UNITHOLDERS, AS WELL AS PROVISIONS THAT MAY RESTRICT THE REMEDIES AVAILABLE TO UNITHOLDERS FOR ACTIONS THAT MIGHT, WITHOUT SUCH LIMITATIONS, CONSTITUTE BREACHES OF FIDUCIARY DUTY. HOLDERS OF COMMON UNITS ARE DEEMED TO HAVE CONSENTED TO CERTAIN ACTIONS AND CONFLICTS OF INTEREST THAT MIGHT OTHERWISE BE DEEMED A BREACH OF FIDUCIARY OR OTHER DUTIES UNDER APPLICABLE STATE LAW. THE VALIDITY AND ENFORCEABILITY OF THESE TYPES OF PROVISIONS UNDER DELAWARE LAW ARE UNCERTAIN.

 PRIOR TO MAKING ANY DISTRIBUTION ON THE COMMON UNITS, THE PARTNERSHIP WILL REIMBURSE THE MANAGING GENERAL PARTNER AND ITS AFFILIATES (INCLUDING TRIARC) AT COST FOR ALL EXPENSES INCURRED ON BEHALF OF THE PARTNERSHIP. ON A PRO FORMA BASIS, APPROXIMATELY $56.8 MILLION OF EXPENSES WOULD HAVE BEEN REIMBURSED BY THE PARTNERSHIP TO THE MANAGING GENERAL PARTNER IN 1995. AFFILIATES OF THE MANAGING GENERAL PARTNER (INCLUDING TRIARC) MAY PROVIDE CERTAIN ADMINISTRATIVE SERVICES FOR THE MANAGING GENERAL PARTNER ON BEHALF OF THE PARTNERSHIP AND WILL BE REIMBURSED FOR ALL EXPENSES INCURRED IN CONNECTION THEREWITH. IN ADDITION, THE MANAGING GENERAL PARTNER AND ITS AFFILIATES MAY PROVIDE ADDITIONAL SERVICES TO THE PARTNERSHIP, FOR WHICH THE PARTNERSHIP WILL BE CHARGED REASONABLE FEES AS DETERMINED BY THE MANAGING GENERAL PARTNER.

                                                     (cover continued on page 3)

(cover continued from page 2)

     Outstanding Common Units (including those offered hereby) represent an aggregate 57.3% limited partner interest in the Partnership and National Propane, L.P., the Partnership's subsidiary operating partnership (the 'Operating Partnership'), on a combined basis. The General Partners own General Partner Interests representing an aggregate 4% unsubordinated general partner interest in the Partnership and the Operating Partnership on a combined basis. In addition, the Managing General Partner owns 4,533,638 Subordinated Units representing an aggregate 38.7% subordinated general partner interest in the Partnership and the Operating Partnership on a combined basis. All references in this Prospectus to the General Partner Interests or to distributions of 4% of Available Cash constitute references to the amount of the General Partners' combined percentage interest in the Partnership and the Operating Partnership exclusive of any rights as holder of Common Units or Subordinated Units or rights to receive Incentive Distributions (as defined in the Glossary). Upon expiration of the Subordination Period, Subordinated Units will convert automatically into Common Units on a one-for-one basis, and will thereafter participate pro rata with the other Common Units in distributions of Available Cash, thereby increasing the amount of Available Cash required to make the Minimum Quarterly Distribution on the Common Units. Under certain circumstances, up to 50% of the Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. All 4,533,638 Subordinated Units held by the Managing General Partner and its Affiliates (as defined in the Glossary) are general partner interests in the Partnership (although the Managing General Partner and its Affiliates may, at their election, convert such Subordinated Units into limited partner interests at any time) and all Common Units sold in the Partnership's initial public offering and in the Offering or issued upon the conversion of the Subordinated Units will be limited partner interests. The Common Units and the Subordinated Units are collectively referred to herein as the 'Units.' Holders of the Common Units and the Subordinated Units are collectively referred to herein as 'Unitholders.'

     To enhance the ability of the Partnership to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period, which will generally extend at least through June 30, 2001, each holder of Common Units will be entitled to receive the Minimum Quarterly Distribution plus any arrearages thereon ('Common Unit Arrearages') before any distributions are made on the outstanding Subordinated Units.

     Immediately prior to the closing of the initial public offering of Common Units by the Partnership in July, 1996, the Managing General Partner completed a private placement of $125 million aggregate principal amount of 8.54% First Mortgage Notes due June 30, 2010 (the 'First Mortgage Notes'). The Operating Partnership assumed the Managing General Partner's obligations under the First Mortgage Notes in connection with the conveyance by the General Partners of substantially all of their assets (which assets did not include an existing intercompany note from Triarc, approximately $59.3 million of the net proceeds from the issuance of the First Mortgage Notes and certain other assets of the General Partners) to the Operating Partnership. The First Mortgage Notes and indebtedness under the Bank Credit Facility (as defined herein) are secured by a mortgage on substantially all of the assets of the Operating Partnership. See 'The IPO and Additional Transactions' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.'

     The Partnership will furnish or make available to record holders of Common Units (i) within 120 days after the close of each fiscal year of the Partnership, an annual report containing audited financial statements and a report thereon by its independent public accountants, and (ii) within 90 days after the close of each fiscal quarter (other than the fourth quarter), a quarterly report containing unaudited summary financial information. The Partnership will also furnish each Unitholder with tax information within 90 days after the close of each calendar year.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in the Prospectus Summary and under the captions 'Risk Factors,' 'Cash Distribution Policy,' 'Certain Information Regarding Triarc,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' 'Business and Properties,' 'Tax Considerations' and elsewhere in this Prospectus constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership or Triarc or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors with respect to the Partnership include, among others, weather conditions, which affect the demand for propane; changes in wholesale propane prices, which may affect the Partnership's gross profits; competition from others in the propane distribution industry and from alternative energy sources, which may affect the Partnership's ability to generate revenues; the mature nature of the retail propane industry and the national trend toward increased conservation and technological advances, which may affect demand for the Partnership's products; the Partnership being subject to the operating hazards and risks associated with handling, storing and delivering combustible liquids such as propane, which may subject the Partnership to claims for which the Partnership is not insured; the amount of the Partnership's Available Cash being dependent on a number of factors which may be beyond the control of the Partnership, including, without limitation, that a portion of the Partnership's annual cash receipts is derived from interest payments from Triarc, which may affect the amount of the Partnership's cash distributions; the Partnership being significantly leveraged, which may limit the Partnership's ability to make cash distributions and may affect the Partnership's results of operations; the Partnership's assumptions concerning future operations and weather conditions may not be realized, which may affect the amount of the Partnership's cash distributions and results of operations; the Partnership's reimbursements and funds due to the Managing General Partner may be substantial, which may adversely affect the Partnership's ability to make cash distributions; changes in business strategy, which may, among other things, prolong the time it takes to achieve the performance results included herein; changes in, or the failure to comply with, government regulations; and other factors referenced in this Prospectus; and such factors with respect to Triarc include, among others, acceptance of new product offerings; brand awareness; changing trends in customer tastes; the success of multi-branding; availability, locations and terms of sites for restaurant development; changes in business strategy or development plans; quality of management; availability, terms and deployment of capital; business abilities and judgment of personnel; availability of qualified personnel; Triarc not receiving from the Internal Revenue Service a favorable ruling that the Spinoff Transactions referred to herein will be tax-free to Triarc and its stockholders or the failure to satisfy other customary conditions to closing for transactions of such type; labor and employee benefit costs; availability and cost of raw materials and supplies; changes in, or failure to comply with, government regulations; regional weather conditions; construction schedules; trends in and strength of the textile industry; the costs and other effects of legal and administrative proceedings; and other risks and uncertainties detailed in Triarc's and RC/Arby's Corporation's current and periodic filings with the Securities and Exchange Commission. See 'Risk Factors.'

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY........................................     6
    National Propane Partners, L.P........................     6
    Summary Historical and Pro Forma Consolidated
      Financial and Operating Data........................    22
    The Offering..........................................    25
    Summary of Tax Considerations.........................    30
RISK FACTORS..............................................    33
    Risks Inherent in the Partnership's Business..........    33
    Risks Inherent in an Investment in the Partnership....    36
    Conflicts of Interest and Fiduciary Responsibility....    42
    Tax Risks.............................................    44
THE IPO AND ADDITIONAL TRANSACTIONS.......................    47
CAPITALIZATION............................................    48
PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS.............    48
CASH DISTRIBUTION POLICY..................................    49
    General...............................................    49
    Quarterly Distributions of Available Cash.............    50
    Distributions from Operating Surplus during
      Subordination Period................................    50
    Distributions from Operating Surplus after
      Subordination Period................................    52
    Incentive Distributions -- Hypothetical Annualized
      Yield...............................................    52
    Distributions from Capital Surplus....................    53
    Adjustment of Minimum Quarterly Distribution and
      Target Distribution Levels..........................    54
    Distributions of Cash Upon Liquidation................    54
    Cash Available for Distribution.......................    56
    Partnership Loan......................................    58
CERTAIN INFORMATION REGARDING TRIARC......................    61
SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL
  AND OPERATING DATA......................................    67
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.....................    70
    General...............................................    70
    Results of Operations.................................    71
    Liquidity and Capital Resources.......................    75
    Initial Public Offering of Common Units and Other
      Transactions........................................    77
    Contingencies.........................................    77
    Description of Indebtedness...........................    78
    Effects of Inflation..................................    82
    Recently Issued Accounting Pronouncements.............    82
BUSINESS AND PROPERTIES...................................    83
    General...............................................    83
    Operating Strategy....................................    84
    Strategies for Growth.................................    85
    Industry Background...................................    86
    Products, Services and Marketing......................    87
    Propane Supply and Storage............................    88
    Pricing Policy........................................    90
    Competition...........................................    91
    Properties............................................    91
    Trademarks and Tradenames.............................    93
    Government Regulation.................................    93
    Employees.............................................    94
    Litigation and Contingent Liabilities.................    94
MANAGEMENT................................................    96
    Partnership Management................................    96
    Directors and Executive Officers of the Managing
      General Partner.....................................    97
    Reimbursement of Expenses of the Managing General
      Partner.............................................    98
    Executive Compensation................................    99
    Cash Incentive Plans..................................   100
    Triarc's 1993 Equity Participation Plan...............   100
    Unit Option Plan......................................   101
    Compensation of Directors.............................   103
    Employment Arrangements with Executive Officers.......   103


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT..............................................   105
    Ownership of Partnership Units by the Directors and
      Executive Officers of the Managing General Partner
      and the Selling Unitholders.........................   105
    Ownership of Triarc Common Stock by the Directors and
      Executive Officers of the Managing General Partner
      and Certain Beneficial Owners.......................   106
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............   108
    Rights of the General Partners........................   108
    Transactions Involving Triarc and its Affiliates......   108
    Partnership Note......................................   109
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY........   109
    Conflicts of Interest.................................   109
    Fiduciary Duties of the General Partners..............   113
DESCRIPTION OF THE COMMON UNITS...........................   114
    The Units.............................................   115
    Transfer Agent and Registrar..........................   115
    Transfer of Common Units..............................   115
THE PARTNERSHIP AGREEMENT.................................   117
    Organization..........................................   117
    Special General Partner...............................   117
    Purpose...............................................   118
    Capital Contributions.................................   118
    Power of Attorney.....................................   118
    Limited Liability.....................................   118
    Issuance of Additional Securities.....................   119
    Amendment of Partnership Agreement....................   120
    Merger, Sale or Other Disposition of Assets...........   122
    Termination and Dissolution...........................   122
    Liquidation and Distribution of Proceeds..............   122
    Withdrawal or Removal of the General Partners.........   122
    Transfer of General Partners' Interests and Right to
      Receive Incentive Distributions and Conversion of
      Units held by the Managing General Partner into
      Limited Partner Interests...........................   124
    Limited Call Right....................................   124
    Meetings; Voting......................................   125
    Status as Limited Partner or Assignee.................   126
    Non-citizen Assignees; Redemption.....................   126
    Indemnification.......................................   126
    Books and Reports.....................................   127
    Right to Inspect Partnership Books and Records........   127
    Reimbursement for Services............................   127
    Change of Management Provisions.......................   128
    Registration Rights...................................   128
UNITS ELIGIBLE FOR FUTURE SALE............................   128
TAX CONSIDERATIONS........................................   130
    Legal Opinions and Advice.............................   130
    Tax Rates and Changes in Federal Income Tax Laws......   131
    Partnership Status....................................   131
    Limited Partner Status................................   133
    Tax Consequences of Unit Ownership....................   133
    Allocation of Partnership Income, Gain, Loss, and
      Deduction...........................................   135
    Tax Treatment of Operations...........................   136
    Disposition of Common Units...........................   139
    Uniformity of Units...................................   141
    Administrative Matters................................   142
    State, Local and Other Tax Considerations.............   145
INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS...   146
THE SELLING UNITHOLDER....................................   147
PLAN OF DISTRIBUTION......................................   147
LEGAL MATTERS.............................................   148
EXPERTS...................................................   148
AVAILABLE INFORMATION.....................................   149
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS................   F-1
Appendix A -- Form of Application for Transfer of Common
  Units...................................................   A-1
Appendix B -- Glossary of Certain Terms...................   B-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and historical and pro forma financial data appearing elsewhere in this Prospectus and should be read only in conjunction with the entire Prospectus. Except as the context otherwise requires, references to or descriptions of operations of the Partnership include the operations of the Operating Partnership and any other subsidiary operating partnership or corporation and the operations of the Partnership's predecessor, National Propane. For ease of reference, a glossary of certain terms used in this Prospectus is included as Appendix B to this Prospectus. Capitalized terms not otherwise defined herein have the meanings given in the glossary. Special Note:
Certain statements set forth below under this caption constitute 'forward-looking statements' within the meaning of the Reform Act. See 'Special Note Regarding Forward-Looking Statements' on page 4 for additional factors relating to such statements.

                        NATIONAL PROPANE PARTNERS, L.P.

     The Partnership, a Delaware limited partnership formed in March 1996 to acquire, own and operate the business and assets of National Propane, is engaged primarily in (i) the retail marketing of propane to residential, commercial and industrial, and agricultural customers and to dealers (located primarily in the Northeast) that resell propane to residential and commercial customers and (ii) the retail marketing of propane-related supplies and equipment, including home and commercial appliances. The Partnership believes it is the sixth largest retail marketer of propane in terms of volume in the United States, supplying approximately 250,000 active retail and wholesale customers in 25 states through its 166 service centers located in 24 states. The Partnership's operations are concentrated in the Midwest, Northeast, Southeast and Southwest regions of the United States. The retail propane sales volume of the Partnership was approximately 150 million gallons in 1995. In 1995, approximately 48.6% of the Partnership's retail sales volume was to residential customers, 34.2% was to commercial and industrial customers, 6.3% was to agricultural customers, and 10.9% was to dealers. Sales to residential customers in 1995 accounted for approximately 64% of the Partnership's gross profit on propane sales, reflecting the higher margin nature of this segment of the market. Approximately 90% of the tanks used by the Partnership's retail customers are owned by the Partnership.

     National Propane was incorporated in 1953 under the name Conservative Gas Corporation. In April 1993, there was a change of control of the parent of the Partnership (the 'Acquisition'). Since the Acquisition, the Partnership's new management team, headed by Ronald D. Paliughi, who became President and Chief Executive Officer of National Propane in April 1993, has implemented an operating plan designed to make the Partnership more efficient, profitable and competitive.

     Since the Acquisition, the Partnership's management has: (i) consolidated nine separately branded businesses into a single company with a new, national brand and logo; (ii) consolidated eight regional offices into one national headquarters; (iii) installed the Partnership's first system-wide data processing system; (iv) implemented system-wide pricing, marketing and purchasing strategies, thereby reducing the cost duplication and purchasing and pricing inefficiencies associated with the Partnership's formerly decentralized structure; and (v) centralized and standardized accounting, administrative and other corporate services. As a result of these initiatives, the Partnership has become more efficient and competitive, and believes it is now positioned to capitalize on opportunities for business growth, both internally and through acquisitions.

     Although management has focused primarily on implementing the new operating plan, the Partnership has acquired seven propane businesses since November 1993, resulting in an increase in volume sales of approximately 14.2 million gallons annually. Four of these acquired businesses operate in the Midwest, two operate in the Southwest and one operates in the Southeast.

     The Partnership believes that its competitive strengths include: (i) gross profit and operating margins that it believes to be among the highest of the major retail propane companies whose financial statements are publicly available; (ii) the concentration of its operations in colder regions (such as the upper Midwest and Northeast), high margin regions (such as the Northeast and Florida), and regions experiencing population growth (such as Florida and the Southwest); (iii) an experienced management team; (iv) a well-trained and motivated work force; and (v) an effective pricing management system.

However, the propane industry is highly competitive and includes a number of large national firms that may have greater financial or other resources or lower operating costs than the Partnership.

     On July 2, 1996, the Partnership consummated its initial public offering of Common Units (the 'IPO'). In connection with the IPO, the Partnership acquired the propane business and assets of the Managing General Partner.

BUSINESS STRATEGY

     The Partnership's business strategy is to (i) increase its efficiency, profitability and competitiveness by building on the efforts it has already undertaken to improve pricing management, marketing and purchasing and to further consolidate its operations and (ii) increase its market share through strategic acquisitions and internal growth.

     Key elements of this strategy include (i) continuing with the implementation of centralized price monitoring, (ii) strengthening its image as a reliable, full service, nationwide propane supplier, (iii) further improving its propane purchasing and storage, thereby making more efficient use of its system-wide storage capacity and (iv) further consolidating its operations, where appropriate. In addition, because the retail propane industry is mature and overall demand for propane is expected to involve little growth for the foreseeable future, acquisitions are expected to be an important element of the Partnership's business strategy. The Partnership intends to take two approaches to acquisitions: (i) primarily to build on its broad geographic base by acquiring smaller, independent competitors that operate within the Partnership's existing geographic areas and incorporating them into the Partnership's distribution network and (ii) to acquire propane businesses in areas in the United States outside of its current geographic base where it believes there is growth potential and where an attractive return on its investment can be achieved. The Partnership recently entered into a letter of intent to acquire a propane business for approximately $1.0 million; however, consummation of this transaction is subject to customary closing conditions and completion of definitive documentation, and no assurance can be given that this acquisition will be completed. Although the Partnership continues to evaluate a number of propane distribution companies, including regional and national firms, as part of its ongoing acquisition program, except as described in the preceding sentence, the Partnership does not have any present agreements or commitments with respect to any acquisition. There can be no assurance that the Partnership will identify attractive acquisition candidates in the future, will be able to acquire such candidates on acceptable terms, or will be able to finance such acquisitions. If the Partnership is able to make acquisitions, there can be no assurance that such acquisitions will not dilute earnings and distributions or that any additional debt incurred to finance such acquisitions will not adversely affect the ability of the Partnership to make distributions to Unitholders. In addition, to the extent that warm weather adversely affects the Partnership's operating and financial results, the Partnership's access to capital and its acquisition activities may be limited. The Managing General Partner has broad discretion in making acquisitions and it is expected that the Managing General Partner generally will not seek Unitholder approval of acquisitions.

     In order to facilitate the Partnership's acquisition strategy, concurrently with the closing of the IPO, the Operating Partnership entered into a $55 million bank credit facility (the 'Bank Credit Facility'), including a $40 million facility to be used for acquisitions and improvements (the 'Acquisition Facility'). See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' At December 31, 1996, $7.9 million was outstanding under the Bank Credit Facility. The Partnership also has the ability to fund acquisitions through the issuance of additional partnership interests. See 'The Partnership Agreement -- Issuance of Additional Securities.'

     In addition to pursuing expansion through acquisitions, the Partnership intends to pursue internal growth at its existing service centers and to expand its business by opening new service centers. The Partnership believes that it can attract new customers and expand its market base by providing superior service, introducing innovative marketing programs and focusing on population growth areas.

GENERAL

     The Partnership is engaged  primarily in the  domestic retail marketing  of
propane   and  propane-related  supplies  and   equipment,  including  home  and
commercial appliances.

     Propane, a by-product of natural gas processing and petroleum refining is a clean-burning energy source recognized for its transportability and ease of use relative to alternative forms of stand-alone energy. The Partnership's retail customers fall into four broad categories: residential customers, commercial and industrial customers, agricultural customers and dealers (located primarily in the Northeast) that resell propane to residential and commercial customers. Residential customers use propane primarily for space heating, water heating, cooking and clothes drying. Commercial and industrial customers use propane for commercial applications such as cooking and clothes drying and industrial uses such as fueling over-the-road vehicles, forklifts and stationary engines, firing furnaces, as a cutting gas and in other process applications. Agricultural customers use propane for tobacco curing, crop drying, poultry brooding and weed control.

     Propane competes primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability. Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Propane is generally more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, although propane is sold in such areas as a standby fuel for use during peak demand periods and during interruptions in natural gas service. Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other.

     The  Partnership  distributes  propane  through  a  nationwide distribution network  integrating  166  service  centers  in  24  states.  The  Partnership's operations are located primarily in the Midwest, Northeast, Southeast and Southwest regions of the United States. No single customer accounted for 10% or more of the Partnership's revenues in 1995. Historically, approximately 66% of the Partnership's retail propane volume has been sold during the six-month period from October through March, as many customers use propane for heating. Consequently, sales, gross profits and cash flows from operations are concentrated in the Partnership's first and fourth fiscal quarters. In 1995, on a pro forma basis, the Partnership would have had net income of approximately $10.7 million, and on an historical basis, had a net loss of approximately $0.6 million. For information regarding pro forma adjustments to the Partnership's historical operating data, see 'Selected Historical and Pro Forma Consolidated Financial and Operating Data' and the pro forma consolidated financial statements and notes thereto included elsewhere in this Prospectus.

     The Partnership also sells, leases and services equipment related to its propane distribution business. In the residential market, the Partnership sells household appliances such as cooking ranges, water heaters, space heaters, central furnaces and clothes dryers, as well as less traditional products such as barbecue equipment and gas logs.

     In addition to its 166 service centers, the Partnership owns underground storage facilities in Hutchinson, Kansas and Loco Hills, New Mexico, leases above ground storage facilities in Crandon, Wisconsin and Orlando, Florida and owns or leases smaller storage facilities in other locations throughout the United States. As of December 31, 1996, the Partnership's total storage capacity was approximately 33.1 million gallons (including approximately one million gallons of storage capacity currently leased to third parties). As of December 31, 1996, the Partnership had a fleet of 7 transport truck tractors and approximately 400 bulk delivery trucks, 400 service and light trucks and 150 cylinder delivery vehicles.

     The principal executive office of the Partnership is located at Suite 1700, IES Tower, 200 1st Street, S.E., Cedar Rapids, Iowa 52401-1409 and its telephone number is (319) 365-1550.

RISK FACTORS

     Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which the Partnership is subject are similar to those that would be faced by a corporation engaged in a similar business. Prospective purchasers of the Common Units should consider the following risk factors in evaluating an investment in the Common Units:

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

      Weather conditions, which can vary substantially from year to year, have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. Historically, approximately 66% of the Partnership's retail propane volume has been sold during this peak heating season. Actual weather conditions, therefore, may significantly affect the Partnership's financial performance. Furthermore, despite the fact that overall weather conditions may be normal, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and, consequently, the Partnership's results of operations.

      Propane is a commodity, the market price of which is often subject to volatile changes in response to changes in supply or other market conditions. Because rapid increases in the wholesale cost of propane may not be immediately passed on to customers, such increases could reduce gross profits. In the fourth quarter of 1996, the price of propane was significantly higher than historical levels. Between November 1, 1996 and December 31, 1996, the price of propane in the spot market at Mont Belvieu, Texas, the largest storage facility in the United States, averaged $0.5953 per gallon, with a high of $0.7050 per gallon on December 16, 1996 and a low of $0.4875 per gallon on December 31, 1996. During the 1995-96 winter season, from November 1, 1995 to March 31, 1996, the price of propane at Mont Belvieu averaged $0.3672 per gallon, with a high of $0.5250 on February 15, 1996 and a low of $0.3037 on November 15, 1995. Between November 1, 1996 and December 31, 1996, the price of propane in the spot market at Conway, Kansas averaged $0.7494 per gallon, with a high of $1.0400 per gallon on December 16, 1996 and a low of $0.5100 per gallon on November 7, 1996. During the 1995-96 winter season, from November 1, 1995 to March 31, 1996, the price of propane at Conway averaged $0.3713 per gallon, with a high of $0.4363 on February 15, 1996 and a low $0.3237 on November 15, 1995. The Partnership has to date purchased a significant amount of its propane in the Conway, Kansas spot market. Although the increased wholesale price of propane has increased the Partnership's revenues for the fourth quarter of 1996, the Partnership was unable to fully pass on the increased product cost to its customers resulting in a lower per gallon profit margin. As a result, the Partnership expects that it will have slightly lower operating income for the fourth quarter of 1996 compared to the corresponding period of 1995. Except for occasional opportunistic buying and storage of propane during periods of low demand, the Partnership has not engaged in any significant hedging activities with respect to its propane supply requirements, although it may do so in the future.

      The domestic retail propane business is highly competitive, and some of the Partnership's competitors may be larger or have greater financial and other resources or lower operating costs than the Partnership. In addition, propane is sold in competition with other sources of energy, some of which are less costly for equivalent energy values.

      The domestic retail propane industry is mature, and the Partnership foresees only limited growth in total demand for the product. The Partnership expects the overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns. Therefore, the growth of the Partnership's propane business depends in large part on its ability to acquire other retail distributors. There can be no assurance that the Partnership will identify attractive acquisition candidates in the future, will be able to acquire such candidates on acceptable terms or will be able to finance such acquisitions. If the Partnership is able to make acquisitions, there can be no assurance that such acquisitions will not dilute earnings and distributions or that any additional debt incurred to finance such acquisitions will not adversely affect the ability of the Partnership to make distributions to Unitholders.

      The Partnership's operations are subject to the operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane. As a result, the Partnership has been, and will likely continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. In addition, in connection with the IPO the Partnership assumed certain contingent liabilities of National Propane, including certain potential environmental remediation costs at properties owned by National Propane. Although the Partnership self insures and maintains such insurance policies as the Managing General Partner believes are reasonable and prudent, future claims or environmental liabilities not covered by insurance or indemnification, or a large number of claims incurred by the Partnership in the future that are within the Partnership's self insured retention, may have a material adverse effect on the business, results of operations or financial position of the Partnership, including the Partnership's ability to make the Minimum Quarterly Distribution.

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

      Cash distributions to Unitholders are not guaranteed and may fluctuate based upon the Partnership's performance. Cash distributions are dependent primarily on cash flow and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when the Partnership records losses and may not be made during periods when the Partnership records profits. In addition, the Managing General Partner may establish reserves that reduce the amount of Available Cash. Due to the seasonal nature of the Partnership's business, the Managing General Partner anticipates that it may make additions to reserves during certain of the Partnership's fiscal quarters in order to fund operating expenses, interest payments and cash distributions to partners with respect to future fiscal quarters. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions by the Partnership.

      The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units (including the Common Units offered hereby) and Subordinated Units outstanding as of the date of this Prospectus and the related distribution on the General Partner Interests is approximately $24.6 million (approximately $14.1 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests). The amount of pro forma Available Cash from Operating Surplus generated during 1995 was approximately $17.6 million. Such amount would have been sufficient to cover the Minimum Quarterly Distribution for the four quarters in such year on all of the outstanding Common Units (including the Common Units offered hereby) and the related distribution on the General Partner Interests, but would have been insufficient by approximately $7.0 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests.

      Approximately $5.5 million of the Partnership's annual cash receipts are interest payments from Triarc under the Partnership Loan, which bears interest at an annual rate of 13.5%. On a pro forma basis, such amount represents approximately 31% of the Partnership's Available Cash from Operating Surplus in 1995. Because Triarc is a holding company, its ability to meet its cash requirements (including required interest and principal payments on the Partnership Loan) is primarily dependent (in addition to its cash on hand) upon cash flows from its subsidiaries, including loans and cash dividends and reimbursement by subsidiaries to Triarc in connection with its providing certain management services and payments by subsidiaries under certain tax sharing agreements. Under the terms of various indentures and credit arrangements, Triarc's principal subsidiaries are currently unable to pay any dividends or make any loans or advances to Triarc. In addition, the Partnership Loan does not restrict Triarc's ability to sell, convey, transfer or encumber the stock or assets of any of its subsidiaries (other than certain limitations with respect to the Managing General Partner and Southeastern Public Service Company ('SEPSCO')) or its ability to dispose of its cash on hand or other assets. On October 29, 1996, Triarc announced that its Board of Directors approved a plan to undertake the Spinoff Transactions (as defined herein) and in connection therewith it is expected that the Managing General Partner may be merged with and into Triarc, see 'Certain Information Regarding Triarc.' Triarc's cash on hand and marketable securities as of November 30, 1996 was approximately $177.0 million. The Partnership believes that such amount of cash and marketable securities, plus payments or distributions from certain of Triarc's subsidiaries, will enable Triarc to have adequate cash resources to meet its short term cash requirements, including required interest payments on the Partnership Loan. See 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.' However, there can be no assurance that Triarc will continue to have cash on hand or that it will in the future receive sufficient payments or distributions from its subsidiaries in order to enable it to satisfy its obligations under the Partnership Loan. Triarc's failure to make interest or principal payments under the Partnership Loan would adversely affect the ability of the Partnership to make the Minimum Quarterly Distribution to all Unitholders. In addition, Triarc is permitted to prepay the Partnership Loan under certain circumstances. The prepayment by Triarc of all or a portion of the Partnership Loan and the failure by the Partnership to reinvest such funds in a manner that generates an equivalent amount of annual cash flow could have an adverse effect on the Partnership's ability to make distributions to Unitholders. The Partnership Loan is recourse to Triarc and is secured by a pledge by Triarc of all of the shares of capital stock of the Managing General Partner owned by Triarc (approximately 75.7% of the Managing General Partner's outstanding capital stock as of the date of this Prospectus). See 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.'

      The Partnership is significantly leveraged and has indebtedness that is substantial in relation to its partners' capital. On a pro forma basis as of September 30, 1996, the Partnership's total indebtedness as a percentage of its total capitalization would have been approximately 79.0%. The principal and interest payable on such indebtedness and compliance with the requirements of such indebtedness with respect to the maintenance of reserves will reduce the cash available to make distributions on the Units. As of December 31, 1996, the Partnership had $7.9 million outstanding under the Bank Credit Facility and additional borrowings could result in a significant increase in the Partnership's leverage. Furthermore, the Managing General Partner may cause the Partnership to incur additional indebtedness, including borrowings that have the purpose or effect of enabling the Managing General Partner to receive distributions or hastening the conversion of Subordinated Units into Common Units.

      The First Mortgage Notes and the Bank Credit Facility are secured by a lien on substantially all of the assets of the Operating Partnership. In the case of a continuing default by the Operating Partnership under such indebtedness, the lenders would have the right to foreclose on the Operating Partnership's assets, which would have a material adverse effect on the Partnership. In addition, the First Mortgage Notes and the Bank Credit Facility contain provisions relating to change of control. If such provisions are triggered, such outstanding indebtedness may become immediately due. In such event, there is no assurance that the Partnership would be able to pay the indebtedness, in which case the lenders would have the right to foreclose on the Operating Partnership's assets, which would have a material adverse effect on the Partnership.

      The Partnership's assumptions concerning future operations, including assumptions that normal weather conditions will prevail in the Partnership's operating areas, may not be realized. Although the Partnership believes its assumptions are reasonable, whether such assumptions are realized is not, in many cases, within the control of the Partnership. Significant variances between the Partnership's assumptions and actual conditions, particularly with respect to weather conditions, could have a significant impact on the business of the Partnership.

      The Managing General Partner manages and operates the Partnership, and holders of Common Units have no right to participate in such management and operation. Holders of Common Units have no right to elect the Managing General Partner on an annual or other continuing basis, and have only limited voting rights on matters affecting the Partnership's business.

      Prior to making any distribution on the Common Units, the Partnership will reimburse the Managing General Partner and its Affiliates (including Triarc) at cost for all expenses incurred on behalf of the Partnership. On a pro forma basis, approximately $56.8 million of expenses would have been reimbursed by the Partnership to the Managing General Partner in 1995. Affiliates of the Managing General Partner (including Triarc) may provide certain administrative services for the Managing General Partner on behalf of the Partnership and will be reimbursed for all expenses incurred in connection therewith. In addition, the Managing General Partner and its Affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the Managing General Partner.

      Subject to certain limitations, the Partnership may issue additional Units or other interests in the Partnership, the effect of which may be to dilute the interests of holders of Common Units in distributions by the Partnership and to make it more difficult for a person or group to remove the Managing General Partner as general partner or otherwise change the management of the Partnership.

      The Managing General Partner has the right to acquire all, but not less than all, of the outstanding Common Units at a price generally equal to the then current market price of the Common Units in the event that not more than 20% of the outstanding Common Units are held by persons other than the Managing General Partner and its Affiliates. Consequently, a Unitholder may have its Common Units purchased from him even though such holder does not desire to sell them, and the price paid may be less than the amount such Unitholder would desire to receive upon such sale.

      The Partnership Agreement contains certain provisions that may discourage a person or group from attempting to remove the Managing General Partner as general partner or otherwise change the management of the Partnership. The Partnership Agreement provides that if the Managing General Partner is removed other than for Cause (as defined in the Glossary) and the Units held by the General Partners and their Affiliates are not voted in favor of such removal, the Subordination Period will end, all arrearages on the Common Units will terminate and all outstanding Subordinated Units will convert into Common Units and the General Partners will have the right to convert the General Partner Interests into Common Units or to receive, in exchange for such interests, cash payment equal to the fair market value of such interests. The Managing General Partner's current ownership interest in the Partnership precludes any vote to remove the Managing General Partner without its consent. Further, the Partnership Agreement provides that if any person or group other than the Managing General Partner and its Affiliates acquires beneficial ownership of 20% or more of the outstanding Units of any class, such person or group will lose voting rights with respect to all of its Units. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances.

      Under certain circumstances, holders of Common Units could lose their limited liability and could become liable for amounts improperly distributed to them by the Partnership. See 'The Partnership Agreement -- Limited Liability.'

      The holders of the Common Units have not been represented by counsel in connection with the preparation of the Partnership Agreement or the other agreements referred to herein.

      The  propane  industry  consists  of a  small  number  of  national retail marketers and a larger number of regional companies. From time to time, these national and regional retail marketers, including the Partnership, have in the past engaged and may in the future engage, in discussions concerning acquisitions, dispositions and combinations of operations. While the Partnership is not currently engaged in negotiations with any national or regional marketer concerning any such acquisition, disposition or combination, there can be no assurance that in the future the
      Partnership will not engage in any such negotiations or pursue opportunities to engage in any such transaction. In addition, although any merger, consolidation or combination involving the Partnership, and any sale, exchange or disposition of all or substantially all of its assets, would require the approval of a Unit Majority under the terms of the Partnership Agreement, the Partnership and the General Partners are not restricted under the Partnership Agreement from engaging in other transactions that may not require the prior consent or vote of the Unitholders and that could result in a change of control of the Partnership. If any of such transactions were deemed to be a change of control under the First Mortgage Notes or the Bank Credit Facility, the Partnership would be required to offer to redeem all of the outstanding First Mortgage Notes at a premium and to repay all indebtedness under the Bank Credit Facility. As a result, the

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
      occurrence of a change of control could have a material adverse effect on the Partnership and its ability to pay the Minimum Quarterly Distribution to the Unitholders.

      The Partnership believes that its success has been and will continue to be dependent to a significant extent upon the efforts and abilities of its senior management team. The failure by the Managing General Partner to retain members of its senior management team could adversely affect the Partnership's ability to build on the efforts undertaken by its current management to increase the efficiency and profitability of the Partnership.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY

      The Managing General Partner and its Affiliates may have conflicts of interest with the Partnership and the holders of Common Units. The Partnership Agreement permits the Managing General Partner to consider, in resolving conflicts of interest, the interests of parties (including the General Partner and its Affiliates) other than the Unitholders, thereby limiting the Managing General Partner's fiduciary duties to the Partnership and the Unitholders. The discretion given in the Partnership Agreement to the Managing General Partner in resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty under Delaware law. In addition, holders of Common Units are deemed to have consented to certain actions that might otherwise be deemed conflicts of interest or a breach of fiduciary duty. The validity and enforceability of these types of provisions under Delaware law are uncertain.

      The Partnership Agreement provides that any borrowings by the Partnership shall not constitute a breach of any duty owed by the Managing General Partner, including borrowings that have the purpose or effect of enabling the Managing General Partner to receive Incentive Distributions or hastening the conversion of the Subordinated Units into Common Units.

      The Partnership Agreement permits the Managing General Partner to merge with and into Triarc (the 'Triarc Merger') without the prior approval of any Unitholder. It is expected that the Triarc Merger may occur in connection with the Spinoff Transactions. The Partnership Note contains a covenant of Triarc that, in the event of a Triarc Merger, Triarc will concurrently therewith pledge as security for the Partnership Loan certain assets of the Managing General Partner. See 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.'

      The Partnership Agreement does not prohibit the Partnership from engaging in roll-up transactions. Although the Managing General Partner has no present intention of causing the Partnership to engage in any such transaction, it is possible it will do so in the future. There can be no assurance that a roll-up transaction would not have a material adverse effect on a Unitholder's investment in the Partnership.

      The Managing General Partner (unless merged with and into Triarc) and the Special General Partner (as defined in the Glossary) are prohibited from conducting any business or having any operations other than those incidental to serving as general partners of the Partnership and the Operating Partnership so long as they are general partners of the Partnership. The Partnership Agreement does not restrict the ability of Affiliates of the Managing General Partner (other than the Special General Partner) to engage in any activities, except for the retail sale of propane to end users in the continental United States. The Managing General Partner's Affiliates (other than the Special General Partner) may compete with the Partnership in other propane related activities, such as trading, transportation, storage and wholesale distribution of propane. Further, in the event of the Triarc Merger the ability of the Managing General Partner to engage in activities other than those incidental to serving as a general partner of the Operating Partnership and the Partnership and to compete in other propane related activities, such as trading, transportation, storage and wholesale distribution, will not be restricted. Furthermore, the Partnership Agreement provides that the Managing General Partner and its Affiliates have no obligation to present business opportunities to the Partnership.

TAX RISKS

      The availability to a Common Unitholder of federal income tax benefits of an investment in the Partnership depends, in large part, on the
      classification   of    the    Partnership    as    a    partnership    for
      federal income tax purposes. Based on certain representations by the General Partners, Andrews & Kurth L.L.P., special counsel to the General Partners and the Partnership ('Counsel'), is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes.

      No ruling has been requested from the Internal Revenue Service (the 'IRS') with respect to classification of the Partnership as a partnership for federal income tax purposes or any other matter affecting the Partnership.

      A Unitholder will be required to pay income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership.

      Investment in Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

      In the case of taxpayers subject to the passive loss rules (generally individuals and closely held corporations), losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party.

      A Unitholder will be required to file state income tax returns and pay state income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property.

      The Partnership has been registered with the IRS as a 'tax shelter.' No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. Any adjustments in the Partnership's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of the Unitholders' tax returns and adjustments of items unrelated to the Partnership.

     See 'Risk Factors,' 'Cash Distribution Policy,' 'Conflicts of Interest and Fiduciary Responsibility,' 'Description of the Common Units,' 'The Partnership Agreement' and 'Tax Considerations' for a more detailed description of these and other risk factors and conflicts of interest that should be considered in evaluating an investment in the Common Units.

THE IPO AND ADDITIONAL TRANSACTIONS

     On July 2, 1996, the Partnership consummated the IPO and received therefrom net proceeds aggregating approximately $115.7 million. On July 22, 1996, the over-allotment option granted by the Partnership to the underwriters in the IPO (the 'IPO Over-Allotment Option') was exercised with respect to 111,074 Common Units, and the Partnership received net proceeds therefrom aggregating approximately $2.2 million, which the Partnership used for general partnership purposes.

     Concurrently with the closing of the IPO, both the Managing General Partner and the Special General Partner contributed substantially all of their assets (which assets did not include an existing intercompany note from Triarc, approximately $59.3 million of the net proceeds from the issuance of the First Mortgage Notes and certain other assets of the Managing General Partner) to the Operating Partnership (the 'Conveyance') as a capital contribution and the Operating Partnership assumed substantially all of the liabilities of the Managing General Partner and the Special General Partner (other than certain income tax liabilities), including the First Mortgage Notes and all indebtedness of the Managing General Partner outstanding under the Former Credit Facility (as defined below). Immediately thereafter, the Managing General Partner and the Special General Partner conveyed their limited partner interests in the Operating Partnership to the Partnership. As a result of such contributions, each of the Managing General Partner and the Special General Partner have a 1.0% general partner interest in the Partnership and a 1.0101% general partner interest in the Operating Partnership. In addition, the Managing General Partner received in exchange for its contribution to the Partnership 4,533,638 Subordinated Units and the right to receive the Incentive Distributions.

     Also immediately prior to the closing of the IPO, the Managing General Partner issued $125 million aggregate principal amount of First Mortgage Notes to certain institutional investors in a private placement. Approximately $59.3 million of the net proceeds from the sale of the First Mortgage Notes (the entire net proceeds of which were approximately $118.4 million) were used by the Managing General Partner to pay a dividend to Triarc. The remainder of the net proceeds from the sale of the First Mortgage Notes (approximately $59.1 million) were contributed by the Managing General Partner to the Operating Partnership in connection with the Conveyance and were used by the Operating Partnership to repay (in the manner described below) a portion of the Managing General Partner's indebtedness outstanding under the Revolving Credit and Term Loan Agreement, dated as of October 7, 1994, as amended, among the Managing General Partner, the Bank of New York, as Administrative Agent, certain Co-Agents and the several lending institutions party thereto (the 'Former Credit Facility') and to repay other indebtedness of the Managing General Partner and certain of its subsidiaries outstanding under equipment notes, notes issued in connection with acquisitions ('Acquisition Notes') and capital leases (collectively, 'Other Former Indebtedness'). First, approximately $30.1 million of such net proceeds were used by the Operating Partnership to repay the indebtedness outstanding under the Former Credit Facility which was evidenced by the Refunding Notes (as defined in the Former Credit Facility), and then the remainder of such net proceeds (approximately $29.1 million) together with cash on hand was used to repay other indebtedness outstanding under the Former Credit Facility and Other Former Indebtedness.

     After the repayment of the Refunding Notes and such other indebtedness as described above, the net proceeds of the IPO (approximately $115.7 million) were contributed to the Operating Partnership which used such proceeds to repay all remaining indebtedness under the Former Credit Facility, to make the Partnership Loan and to pay certain accrued management fees and tax sharing payments due to Triarc from the Managing General Partner.

     Concurrently with the closing of the IPO, the Operating Partnership also entered into the Bank Credit Facility, which includes a $15 million revolving credit facility to be used for working capital and other general partnership purposes (the 'Working Capital Facility') and the $40 million Acquisition Facility. These facilities were undrawn at the time of the consummation of the IPO and the transactions referred to above (collectively, the 'Transactions'). For additional information regarding the terms of the First Mortgage Notes and the Bank Credit Facility, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' For additional information regarding the terms of the Partnership Loan, see 'Cash Distribution Policy -- Partnership Loan.'

     On November 7, 1996, the Partnership issued and sold the 400,000 Common Units offered hereby to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the 'Selling Unitholder') pursuant to a Purchase Agreement, dated as of such date, between the Partnership, certain of its Affiliates and the Selling Unitholder (the 'Purchase Agreement'). Such transaction, which was exempt from the registration requirements of the Securities Act, is referred to herein as the 'Private Placement.' The estimated net proceeds to the Partnership from the Private Placement were approximately $7.4 million. Such net proceeds were used by the Partnership for general partnership purposes. See 'The Selling Unitholder.'

DISTRIBUTIONS AND PAYMENTS TO THE MANAGING GENERAL PARTNER AND ITS AFFILIATES

     The following table summarizes the distributions and payments made and to be made by the Partnership to the Managing General Partner and its Affiliates in connection with the Transactions and the ongoing operations of the Partnership. Such distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm's length negotiations. See 'Conflicts of Interest and Fiduciary Responsibility.'

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
                                                 FORMATION STAGE
The consideration paid to the Managing
  General Partner, the Special General
  Partner, Triarc and their Affiliates for
  the transfer of the propane business and
  related liabilities of National Propane
  to the Partnership......................  4,533,638  Subordinated Units, an aggregate 4% unsubordinated general partner interest in the  Partnership and the Operating  Partnership
                                              on   a  combined  basis   (and  the  right   to  receive  Incentive
                                              Distributions), and the assumption by the Operating Partnership  of substantially  all  of  the  liabilities  of  the  Managing General
                                              Partner and the Special General Partner, (other than certain income tax liabilities),  including  the  First  Mortgage  Notes  and  all indebtedness  of the Managing General Partner outstanding under the
                                              Former Credit Facility. The net proceeds of the IPO  (approximately
                                              $115.7  million) were contributed to  the Operating Partnership and used by the  Operating Partnership  together with cash  on hand  to make  the  $40.7  million  Partnership  Loan  to  Triarc,  to repay approximately $12.8  million in  accrued  management fees  and  tax sharing  payments  due to  Triarc  and to  repay  a portion  of the indebtedness  of  the  Managing  General  Partner  assumed  by  the
                                              Operating  Partnership  in  connection  with  the  Transactions. In addition, the Managing General Partner made a dividend to Triarc  a portion  (approximately $51.4 million)  of an existing intercompany note and made  a dividend  of approximately $59.3  million in  cash from  the net proceeds of  the sale of the  First Mortgage Notes to
                                              Triarc. The remainder  of the  net proceeds  from the  sale of  the
                                              First  Mortgage  Notes  were  used  to  repay  indebtedness  of the
                                              Managing  General  Partner   and  its  subsidiaries.   Accordingly,
                                              substantially  all of the net proceeds of  the IPO were paid to, or otherwise benefited,  the  Managing General  Partner,  the  Special
                                              General  Partner,  Triarc and  their Affiliates.  See 'The  IPO and
                                              Additional Transactions.'

                                                OPERATIONAL STAGE
Distributions of Available Cash to the
  General Partners........................  Available Cash will generally be  distributed 96% to the  Unitholders
                                              (including  to  the  Managing  General  Partner  as  holder  of the
                                              Subordinated Units) and 4% to the General Partners, except that  if distributions  of Available Cash from  Operating Surplus exceed the
                                              Target Distribution Levels (as defined below), the General Partners will receive a  percentage of such  excess distributions that  will increase  to up  to approximately  50% of  the excess distributions above the highest Target Distribution Level. On November 14,  1996,
                                              in   connection  with   the  payment   of  the   Minimum  Quarterly
                                              Distribution to the holders of Common Units in the amount of $0.525 per Common  Unit,  the  Partnership  paid  a  distribution  to  the
                                              Managing   General   Partner  of   $0.525  per   Subordinated  Unit
                                              (approximately $2.4 million in  the aggregate) and a  corresponding distribution  to the  General Partners  in the  aggregate amount of approximately $235,800. See 'Cash Distribution Policy.'

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
Payments to the Managing General Partner
  and its Affiliates......................  In general,  the management  and employees  of National  Propane  who managed  and operated the propane business  and assets prior to the
                                              IPO that are now  owned by the Partnership  continue to manage  and operate the Partnership's business as officers and employees of the
                                              Managing  General Partner and its  Affiliates. The Managing General
                                              Partner does not receive any  management fee or other  compensation in  connection  with  its  management of  the  Partnership,  but is reimbursed at cost for all direct and indirect expenses incurred on behalf of the Partnership, including the costs of compensation  and employee  benefit plans described herein  properly allocable to the
                                              Partnership, and all other expenses necessary or appropriate to the conduct of business of, and allocable to, the Partnership. On a pro forma  basis,  an  aggregate  of  approximately  $56.8  million  of expenses  would  have been  reimbursed  by the  Partnership  to the
                                              Managing General Partner  in 1995  (comprising approximately  $33.0 million  in  salary, payroll  tax  and other  compensation  paid to employees of the Managing  General Partner and approximately  $23.8 million for all other operating expenses).
                                            Affiliates  of the  Managing General  Partner (including  Triarc) may provide certain administrative  services for  the Managing  General
                                              Partner on behalf of the Partnership and will be reimbursed for all direct  and indirect expenses incurred  in connection therewith. In addition, the  Managing  General  Partner and  its  Affiliates  may
                                              provide  additional  services  to the  Partnership,  for  which the
                                              Partnership will be  charged reasonable fees  as determined by  the
                                              Managing General Partner.
                                            See   'Certain   Relationships  and   Related  Transactions'   for  a
                                              description of  other  ongoing arrangements  between  the  Managing
                                              General Partner and its Affiliates and the Partnership.
Withdrawal or removal of the General
  Partners................................  If  the  General Partners  withdraw in  violation of  the Partnership
                                              Agreement or are removed by  the Unitholders for Cause (as  defined in  the  Glossary), the  successor  general partner  will  have the option to purchase the General Partner Interests (and the right  to receive  Incentive Distributions) for  a cash payment  equal to the
                                              fair  market  value  thereof;  if  the  Managing  General   Partner
                                              withdraws  or is removed  without Cause it will  have the option to require the  successor  general  partner to  purchase  the  General
                                              Partner   Interests   (and   the   right   to   receive   Incentive
                                              Distributions) from the departing General Partners for such  price.
                                              If  the  General  Partner  Interests  (and  the  right  to  receive
                                              Incentive Distributions)  are not  so  purchased by  the  successor general  partner, the  General Partners  have the  right to convert such partner interests into a number of Common Units equal in value to the fair market  value thereof as  determined by an  independent investment  banking firm or other independent experts or to receive cash in exchange for such interests.
                                                LIQUIDATION STAGE
Liquidation...............................  In the event  of any  liquidation of the  Partnership, the  partners, including  the  General  Partners,  will  be  entitled  to  receive liquidating  distributions  in  accordance  with  their  respective
                                              capital   account  balances.  See   'Cash  Distribution  Policy  --
                                              Distributions of Cash Upon Liquidation.'

CASH AVAILABLE FOR DISTRIBUTION

     Available Cash will generally be distributed 96% to the Unitholders (including the Managing General Partner as the holder of Subordinated Units) and 4% to the General Partners, pro rata, except that if distributions of Available Cash exceed Target Distribution Levels (as defined in the Glossary) above the Minimum Quarterly Distribution, the General Partners will receive an additional percentage of such excess distributions that will increase to up to 50% of the distributions above the highest Target Distribution Level. See 'Cash Distribution Policy -- Incentive Distributions -- Hypothetical Annualized Yield.'

     The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units (including the Common Units offered hereby) and Subordinated Units outstanding at the date of this Prospectus and on the General Partner Interests is approximately $24.6 million (approximately $14.1 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests). Pro forma Available Cash from Operating Surplus generated during 1994 and 1995 (approximately $22.7 million and $17.6 million, respectively) would have been sufficient to cover the Minimum Quarterly Distribution on the Common Units and the related distribution on the General Partner Interests, but would have been insufficient by approximately $1.9 million and $7.0 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests in 1994 and 1995, respectively. The decline in pro forma Available Cash from Operating Surplus generated during 1995 was primarily due to the fact that temperatures during the winter of 1994-95 across the markets served by the Partnership were substantially warmer than the prior year. Pro forma Available Cash from Operating Surplus generated during the twelve months ended September 30, 1996 (approximately $21.5 million) would have been sufficient to cover the Minimum Quarterly Distribution on the Common Units and the related distribution on the General Partner Interests, but would have been insufficient by approximately $3.1 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests.

     Pro forma Available Cash from Operating Surplus generated during the nine months ended September 30, 1996 would have been approximately $11.6 million; however, because of the highly seasonal nature of the Partnership's business, such amount is not necessarily indicative of the results that will be obtained over twelve months. The Partnership's revenues and cash flows have historically been highest in the first and fourth quarters, which are the heating season, and the lowest in the second and third quarters, which are the non-heating season. Although such $11.6 million generated during the nine months ended September 30, 1996 would have been deficient by approximately $6.8 million to cover Minimum Quarterly Distributions on the Common Units, the Subordinated Units and related distributions on the General Partners Interests during such nine months, the Partnership would have had sufficient cash on hand or available to it from its credit line for the payment of the Minimum Quarterly Distributions during the seasonally low cash flow second and third quarters of 1996. During the Partnership's normal business cycles it will establish reserves during heating season quarters for, among other things, payment of the Minimum Quarterly Distribution on the Common Units in subsequent quarters and future debt payments, decreasing the Amount of Available Cash from Operating Surplus that would have been distributed for such heating season quarters. For the calculation of Pro Forma Operating Surplus, see 'Cash Distribution Policy -- Cash Available for Distribution.'

     Based on the Partnership's actual results of operations for the eleven months ended November 30, 1996 and limited data about operations in December 1996, the Partnership believes that it will generate during 1996 Available Cash from Operating Surplus of approximately $18.7 million, although there can be no assurance it will generate such amount.

     The amounts of pro forma Available Cash from Operating Surplus for 1994 and 1995 and for the twelve months and nine months ended September 30, 1996 set forth above were derived in part from the pro forma financial statements of the Partnership in the manner set forth in the table entitled 'Pro Forma Operating Surplus' set forth in 'Cash Distribution Policy -- Cash Available for Distribution.'

The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Partnership actually commenced operations as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts while Available Cash and Operating Surplus are defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amounts of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by the Partnership had it been formed in earlier periods. Available Cash is defined in the Glossary and generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the discretion of the Managing General Partner to (i) provide for the proper conduct of the Partnership's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement, or (iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters. Operating Surplus is defined in the Glossary and refers generally to (i) the cash balance of the Partnership on the date the Partnership commenced operations, plus $15.4 million, plus all cash receipts of the Partnership from its operations, less (ii) all Partnership operating expenses, debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or any equity offering), maintenance capital expenditures and reserves established for future Partnership operations. For a more complete definition of Available Cash and Operating Surplus, see the Glossary.

     In addition, certain provisions in the First Mortgage Notes and the Bank Credit Facility, under certain circumstances, restrict the Partnership's ability to make distributions to its partners. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.'

     Approximately $5.5 million of the Partnership's annual cash receipts are derived from interest payments from Triarc under the Partnership Loan. On a pro forma basis, such amount represents approximately 31% of the Partnership's Available Cash from Operating Surplus in 1995. Consequently, the Partnership's ability to make the Minimum Quarterly Distribution to all Unitholders will depend in part on Triarc's ability to make interest payments under the Partnership Loan. For a description of the Partnership Loan and certain information regarding Triarc, see 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc,' respectively.

PARTNERSHIP STRUCTURE AND MANAGEMENT

     The Partnership's activities are conducted through the Operating Partnership and its corporate and partnership subsidiaries. The Managing General Partner serves as the managing general partner, and National Propane SGP, Inc. (the 'Special General Partner'), a wholly owned subsidiary of the Managing General Partner, serves as the non-managing general partner, of the Partnership and the Operating Partnership. The Managing General Partner and the Special General Partner are together referred to herein as the 'General Partners.' Each of the General Partners owns a 1.0% and 1.0101% general partner interest in each of the Partnership and the Operating Partnership, respectively. The Partnership owns a 97.9798% limited partner interest in the Operating Partnership. Each of the Managing General Partner and the Special General Partner owns a 2% General Partner Interest in the Partnership and the Operating Partnership on a combined basis. Provided that the Managing General Partner has not merged with and into Triarc, the Special General Partner may convert all or a portion of its General Partner Interest into a number of Units having rights to distributions of Available Cash from Operating Surplus equal to the distribution rights with respect to Available Cash from Operating Surplus of the General Partner Interest so converted. References herein to the General Partner Interests or to distributions to the General Partners of 4% of Available Cash are references to the amount of the General Partners' aggregate unsubordinated percentage interest in the Partnership and the Operating Partnership on a combined basis.

     In general, the management and employees of National Propane who managed and operated the propane business and assets prior to the IPO that are now owned by the Partnership continue to manage and operate the Partnership's business as officers and employees of the Managing General Partner and its Affiliates. The Partnership does not have any officers or employees of its own. The Managing General Partner does not receive any management fee or other compensation in connection with its management of the Partnership, but is reimbursed by the Partnership at cost for all direct and indirect expenses incurred on behalf of the Partnership, including the costs of compensation and employee benefit plans described herein properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. The Partnership Agreement provides that the Managing General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. Affiliates of the General Partners' (including Triarc) may provide administrative services for the General Partners on behalf of the Partnership and will be reimbursed for all expenses incurred in connection therewith. In addition, the General Partners and their Affiliates (including Triarc) may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the Managing General Partner.

UNIT OPTION PLAN

     Effective upon the closing of the IPO, the Managing General Partner adopted the National Propane Corporation 1996 Unit Option Plan (the 'Option Plan'), which permits the issuance of options to purchase Common Units and Subordinated Units and the grant of Unit appreciation rights ('UARs') covering up to an aggregate of 1,250,000 Common Units and Subordinated Units (subject to adjustment in certain circumstances) plus an additional number of Units equal to 1% of the number of Units outstanding as of each December 31 following the Option Plan's effective date which will be added to the total number of Units that may be issued thereafter. The number of Units available for issuance will also be increased by the number of Units received by the Managing General Partner as payment of the exercise price of options and by the number of Units purchased by the Managing General Partner from an amount equal to the cash proceeds received by the Managing General Partner on the exercise of options. As of December 31, 1996, no options or UARs had been granted under the Option Plan. See 'Management -- Unit Option Plan.'

     The following chart depicts the organization and ownership of the Partnership, the Operating Partnership and the Operating Partnership's corporate subsidiary. The percentages reflected in the following chart represent the approximate ownership interest in each of the Partnership and the Operating Partnership, individually, and not on an aggregate basis. Except in the following chart, the ownership percentages referred to in this Prospectus (including those given below in the box entitled 'Effective Aggregate Ownership of the Partnership and the Operating Partnership') reflect the aggregate ownership of the Partnership and the Operating Partnership on a combined basis.

[GRAPHICAL REPRESENTATION of the ownership structure of the Partnership, the Operating Partnership, the General Partners and relevant Affiliates. Triarc owns the General Partner 75.7% directly and 24.3% through its wholly-owned subsidiary SEPSCO. Each of the General Partner and the Special General Partner, its wholly-owned subsidiary, own a 1.0% and 1.0101% unsubordinated general partner interest in the Partnership and the Operating Partnership, respectively. The General Partner owns 4,533,638 Subordinated Units representing a 41.4% general partner interest in the Partnership and the Public Unitholders own 6,190,476 Common Units representing a 56.6% limited partner interest in the Partnership. The Partnership owns a 97.9798% limited partner interest in the Operating Partnership. National Sales is a wholly-owned subsidiary of the Operating Partnership.]

SUMMARY  HISTORICAL  AND PRO  FORMA  CONSOLIDATED FINANCIAL  AND  OPERATING DATA
     In connection with the Conveyance, the Partnership became the successor to the businesses of National Propane. Because the Conveyance was a transfer of assets and liabilities in exchange for partnership interests among a controlled group of companies, it has been accounted for in a manner similar to a pooling of interests, resulting in the presentation of the Partnership as the successor to the continuing businesses of National Propane. For purposes only of (i) the following table and the footnotes thereto, (ii) the 'Selected Historical and Pro Forma Consolidated Financial and Operating Data' and the footnotes thereto,
(iii) 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and (iv) the condensed consolidated financial statements and notes thereto, the entity representative of both the operations of (1) National Propane prior to the Conveyance and the Transactions and (2) the Partnership subsequent to the Conveyance and the Transactions, is referred to as 'National.'
     The following table sets forth for the periods and as of the dates indicated summary historical consolidated financial and operating data for National and consolidated pro forma financial and operating data for National after giving effect to the Transactions and the Private Placement. The summary historical consolidated financial data of National presented below are derived from the financial statements of National and should be read in conjunction with 'Selected Historical and Pro Forma Consolidated Financial and Operating Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the consolidated financial statements of National included elsewhere herein. National's summary consolidated pro forma financial data are derived from the unaudited pro forma condensed consolidated financial statements of National included elsewhere herein and should be read in conjunction therewith. The data for all of the periods presented below have been restated to reflect the effects of the June 1995 merger (the 'Merger') of Public Gas Company ('Public Gas') with and into National as if the Merger had occurred on May 4, 1991. This transaction is described further in Note 3 to the accompanying consolidated financial statements.

                                                      HISTORICAL                            PRO FORMA (B)
                            --------------------------------------------------------------  -------------
                              FISCAL YEAR ENDED      TEN MONTHS
                                  APRIL 30,             ENDED              YEAR ENDED DECEMBER 31,
                            ----------------------   DECEMBER 31,   -------------------------------------
                              1992          1993       1993 (A)       1994                 1995
                            --------      --------   ------------   --------      -----------------------
                                                (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS
  DATA:
    Operating revenues..... $144,667      $151,931     $119,249     $151,651      $148,983    $ 148,983
    Gross profit...........   35,338        34,565       26,948       41,968        39,924       39,924
    Selling, general and
      administrative
      expenses (other than
      management fees
      charged by
      parents).............   16,776        19,578       16,501       18,657        22,423       23,923
    Management fees charged
      by parents(c)........    3,271         2,328        3,485        4,561         3,000      --
    Facilities relocation
      and corporate
      restructuring........    --            7,647(d)     8,429(d)     --            --         --
    Operating profit

      (loss)...............   15,291         5,012(d)    (1,467)(d)   18,750       14,501       16,001
    Interest expense.......  (17,696)      (16,770)      (9,949)      (9,726)      (11,719)     (11,550)
    Interest income from
      Triarc(e)............   16,334        17,127       10,360        9,751         --           5,500
    Provision for (benefit
      from) income taxes...    5,833         2,624        1,018        7,923         4,291          200
    Income (loss) before
      extraordinary charge
      and cumulative effect
      of change in
      accounting
      principles...........    9,795         2,876         (347)      12,021          (605)      10,655
    Extraordinary charge...    --            --          --           (2,116)(f)     --         --
    Cumulative effect of
      change in accounting
      principles...........    --            6,259(g)     --           --            --         --
    Net income (loss)......    9,795         9,135         (347)       9,905          (605)      10,655
    Income before
      extraordinary charge
      per Unit(h)..........                                                                        0.91
BALANCE SHEET DATA (AT
  PERIOD END):
    Working capital
      (deficit)............ $(24,469)(i)  $ 13,163     $  5,479     $   (631)     $ (4,357)
    Due from Triarc(e).....   92,804        65,999       71,172        --            --
    Total assets...........  234,699       218,095      191,955      137,581       139,112
    Long-term debt.........   78,556        67,511       51,851       98,711       124,266
    Stockholders' equity
      (deficit)(e).........   81,666        88,063       88,971      (19,502)      (48,600)
    Partners' capital......    --            --          --            --            --
OPERATING DATA:
    EBITDA(j).............. $ 23,670      $ 13,087     $  5,483     $ 28,774      $ 25,146    $  26,646
    Capital
      expenditures(k)......    7,039         8,290       11,260       12,593        11,013       11,013
    Retail propane gallons
      sold(l)..............  145,708       154,839      117,415      152,335       150,141      150,141
    Operating Surplus
      generated during the
      period(m)............                                                                      17,578
    Reserves(n)............
    Available Cash(m)......

                                                PRO FORMA (B)
                                                -------------

                                       NINE MONTHS
                                   ENDED SEPTEMBER 30,
                            ---------------------------------
                              1995             1996
                            -------- ------------------------

STATEMENT OF OPERATIONS
  DATA:
    Operating revenues..... $102,461 $116,018     $ 116,018
    Gross profit...........   24,920   26,921        26,921
    Selling, general and
      administrative
      expenses (other than
      management fees
      charged by
      parents).............  15,506    17,009        17,759
    Management fees charged
      by parents(c)........   2,250     1,500       --
    Facilities relocation
      and corporate
      restructuring........   --        --          --
    Operating profit
      (loss)...............   7,164     8,412         9,162
    Interest expense.......  (8,731)   (9,067)       (8,494)
    Interest income from
      Triarc(e)............   --        1,370         4,120
    Provision for (benefit
      from) income taxes...    (264)    1,922           150
    Income (loss) before
      extraordinary charge
      and cumulative effect
      of change in
      accounting
      principles...........    (605)     (545)        5,300
    Extraordinary charge...   --       (2,631  (f)
    Cumulative effect of
      change in accounting
      principles...........   --        --
    Net income (loss)......    (605)   (3,176)
    Income before
      extraordinary charge
      per Unit(h)..........                            0.45
BALANCE SHEET DATA (AT
  PERIOD END):
    Working capital
      (deficit)............          $ 11,883     $  19,250
    Due from Triarc(e).....            40,700        40,700
    Total assets...........           175,675       183,042
    Long-term debt.........           126,968       126,968
    Stockholders' equity
      (deficit)(e).........             --          --
    Partners' capital......            26,542        33,909
OPERATING DATA:
    EBITDA(j).............. $13,852  $ 16,711     $  17,461
    Capital
      expenditures(k)......   6,933     5,553         5,553
    Retail propane gallons
      sold(l).............. 101,809   110,616       110,616
    Operating Surplus
      generated during the
      period(m)............                          11,631
    Reserves(n)............                           7,445
    Available Cash(m)......                           4,186

                                                        (footnotes on next page)

(footnotes from previous page)

 (a) In  October  1993 National's  fiscal year  ended April  30 and  Public Gas'
     fiscal year ended February 28 were changed to a calendar year ended December 31. In order to conform the reporting periods of the combined entities and to select a period deemed to meet the Securities and Exchange Commission requirement for filing financial statements for a period of one year, the ten-month period ended December 31, 1993 ('Transition 1993') has been presented above and in the accompanying consolidated financial statements. The selected consolidated financial and operating data as of and for the fiscal years ended April 30, 1992 and 1993 ('Fiscal 1993'), however, reflect the former year-ends of both National and Public Gas. Accordingly, Fiscal 1993 and Transition 1993 each include the results of National for the two-month period ended April 30, 1993 as follows:
     Operating revenues -- $28,266; Operating loss -- $(5,190); Net loss -- $(3,375) (see Note (d) below).

 (b) For a description of the adjustments and assumptions used in preparing the Unaudited Pro Forma Condensed Consolidated Financial and Operating Data, see Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statement of Operations included elsewhere herein.

 (c) Management fees charged by parents include costs charged to National by Triarc and to Public Gas by SEPSCO, its parent prior to the Merger. (See
     Note 19 to the accompanying consolidated financial statements).

 (d) Includes certain significant pretax charges recorded in April 1993 affecting Fiscal 1993 and Transition 1993 operating profit consisting of
     (i) $8.4 million of facilities relocation and corporate restructuring charges ($7.6 million of which affected both Fiscal 1993 and Transition 1993 due to National's April 1993 being included in both periods and $0.8 million of which affected only Transition 1993) and (ii) $0.5 million of allocated costs of a payment to the Special Committee of Triarc's Board of Directors ($0.4 million of which affected both Fiscal 1993 and Transition
     1993). (See Note 20 to the accompanying consolidated financial statements).

 (e) In November 1994, National reclassified its receivable from Triarc as a reduction of stockholders' equity and began reserving all interest accrued subsequent thereto. Receivables from SEPSCO are classified as a component of stockholders' equity for all of the above periods. (See Note 13 to the accompanying consolidated financial statements).

 (f) The extraordinary charges primarily represent the write-off of unamortized deferred financing costs and original issue discount (in the 1994 period), net of income taxes, associated with the early extinguishment of debt.

 (g) The cumulative effect of change in accounting principles resulted from National's adoption of Statement of Financial Accounting Standards No. 109 ('SFAS No. 109'), 'Accounting for Income Taxes' effective May 1, 1992.

 (h) See Note (f) of Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations included elsewhere herein for details relating to the calculation of net income per Unit.

 (i) Reflects the classification of $35.0 million of long-term debt, which was repaid in Fiscal 1993, as a current liability.

 (j) EBITDA is defined as operating profit (loss) plus depreciation and amortization (excluding amortization of deferred financing costs). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under generally accepted accounting principles, but provides additional information for evaluating National's ability to distribute the Minimum Quarterly Distribution. Cash flows in accordance with generally accepted accounting principles consist of cash flows from (i) operating, (ii) investing and (iii) financing activities. Cash flows from operating activities reflect net income (loss) (including charges for interest and income taxes not reflected in EBITDA), adjusted for (i) all non-cash charges or income (including, but not limited to, depreciation and amortization) and (ii) changes in operating assets and liabilities (not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA. For a discussion of National's operating performance and cash flows provided by (used in) operating, investing and financing activities, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (k) National's capital expenditures, including capital leases, fall generally into three categories: (i) maintenance capital expenditures, which include expenditures for replacement of property, plant and equipment, (ii) growth capital expenditures for the expansion of existing operations and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations.

    An analysis by category for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1995 and 1996 is as follows:

                                                                                               NINE MONTHS
                                                                        YEAR ENDED           ENDED SEPTEMBER
                                                                       DECEMBER 31,                30,
                                                                    -------------------     -----------------
                                                                     1994        1995        1995       1996
                                                                    -------     -------     ------     ------
                                                                                 (IN THOUSANDS)
Maintenance(1)...................................................   $ 4,228     $ 4,030     $3,670     $2,275
Growth...........................................................     3,672       4,936      3,104      2,722
Acquisition......................................................     4,693       2,047(2)     159        556
                                                                    -------     -------     ------     ------
          Total..................................................   $12,593     $11,013     $6,933     $5,553
                                                                    -------     -------     ------     ------
                                                                    -------     -------     ------     ------

        --------------------
        (1) Includes expenditures not expected to occur on an annual basis as follows: 1994 -- $1,790 (primarily computer hardware and systems installation); 1995 -- $590 (primarily the purchase of an airplane).
        (2) Includes $1,864 of assets purchased  and contributed by Triarc  (see
            Note 19 to the accompanying consolidated financial statements).
 (l) Retail  propane gallons sold  includes sales to  (i) residential customers,
     (ii) commercial and industrial customers, (iii) agricultural customers, and
     (iv) dealers (located primarily in the Northeast) that resell propane to residential and commercial customers.

(m) For a more complete discussion of pro forma Available Cash and Operating Surplus, see 'Cash Distribution Policy -- Cash Available for Distribution.'

 (n) National will utilize reserves from time to time to facilitate future funding of, among other things, maintenance capital expenditures, operating expenditures, interest payments and distributions to partners. For example, during the first and fourth fiscal quarters, National may reserve for operating and capital expenditures to be made in the second and third fiscal quarters. These reserves for operating and capital expenditures may be at their highest at the end of the first quarter, assuming normal weather and operating conditions, as well as National's existing operations. By the end of the fourth quarter, these reserves would typically be reduced. In addition, National generally must reserve at the end of the first and third fiscal quarters 50% of the semiannual interest on the First Mortgage Notes due at the end of the second and fourth fiscal quarters. The approximate amount required to be reserved for this purpose in such quarters is $2.7 million. National may, however, choose to reserve a full interest payment or $5.4 million, at its discretion. National is also required to make reserves for the future payment of principal and interest on the Bank Credit Facility. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' Furthermore, the Partnership Agreement allows the Managing General Partner, in its discretion, to reserve for up to four quarters of future distributions of the Minimum Quarterly Distribution to Unitholders. Except as required by the terms of the National's indebtedness, the extent and timing of these reserves, if any, are determinable solely by the Managing General Partner and will largely depend on the actual results of operations of the Partnership and other factors beyond the control of the Managing General Partner. As a result, the amount of such reserves may vary substantially from those described above and no assurance can be given as to the actual level of reserves that will be established with respect to any quarter.

                                  THE OFFERING

Securities Offered........................  Up  to  400,000  Common  Units  are  being  offered  by  the  Selling
                                              Unitholder. The Partnership  will not receive  any of the  proceeds from  the sale of the Common Units offered hereby. See 'The Selling
                                              Unitholder.'
Units to be Outstanding After
  the Offering............................  6,701,550 Common Units representing a 57.3% limited partner  interest in  the Partnership and 4,533,638 Subordinated Units representing a
                                              38.7% subordinated general partner interest in the Partnership. All
                                              4,533,638 Subordinated Units held  by the Managing General  Partner and  its  Affiliates  are  general  partner  interests  (unless the
                                              Managing General Partner or its Affiliates elect otherwise) and all
                                              Common Units sold in  the IPO or offered  for sale in the  Offering
                                              are   limited  partner  interests.   The  Subordinated  Units  will
                                              automatically convert  into limited  partner interests  upon  being converted  into  Common Units,  and may  be converted  into limited partner interests earlier upon the election of the Managing General
                                              Partner and its Affiliates or upon a transfer to a non-Affiliate.
Distributions of Available Cash...........  The Partnership  will distribute  all of  its Available  Cash  within approximately  45  days  after  the  end  of  each  quarter  to the
                                              Unitholders (including the Managing General Partner as a holder  of
                                              Subordinated  Units) of record on the applicable record date and to the General Partners. 'Available Cash' for any quarter will consist generally of  all cash  on hand  at  the end  of such  quarter,  as adjusted for reserves. The complete definition of Available Cash is set  forth in the Glossary. The  Managing General Partner has broad discretion in making cash disbursements and establishing  reserves, thereby  affecting  the  amount  of  Available  Cash  that  will be distributed with respect to any quarter. In addition, the terms  of the  agreements  governing the  Partnership's  indebtedness require that certain reserves  be maintained for  the payment of  principal and  interest. See 'Risk Factors -- Risks Inherent in an Investment
                                              in the Partnership' for a description of the reserves on payment of principal and interest  that the  Partnership will  be required  to maintain.  Available  Cash  will generally  be  distributed  96% to
                                              Unitholders and 4% to the  General Partners, pro rata, except  that if  distributions of Available Cash from Operating Surplus within a quarter exceed specified  target levels  in excess  of the  Minimum
                                              Quarterly  Distribution  the General  Partners  (as holders  of the
                                              General Partner  Interests  and  the  right  to  receive  Incentive
                                              Distributions),   will   receive  a   percentage  of   such  excess
                                              distributions that  will  increase  to  up to  50%  of  the  excess distributions above the highest Target Distribution Level. On a pro forma  basis, quarterly  distributions of Available  Cash would not have exceeded such target levels and the Partnership would not have distributed any such  excess payments  to the  General Partners  in fiscal  1994 and 1995.  See 'Cash Distribution  Policy -- Incentive
                                              Distributions -- Hypothetical Annualized Yield.'
Distributions to Common and
  Subordinated Unitholders................  The Partnership intends, to the extent there is sufficient  Available
                                              Cash from Operating Surplus, to distribute to each holder of Common
                                              Units  at least  the Minimum  Quarterly Distribution  of $0.525 per
                                              Common Unit per quarter. The Minimum Quarterly Distribution is  not guaranteed  and is subject  to adjustment as  described under 'Cash
                                              Distribution Policy -- Adjustment of Minimum Quarterly Distribution

                                              and  Target  Distribution  Levels.'  The  Partnership  declared   a
                                              distribution  on  October 21,  1996, in  the  amount of  $0.525 per
                                              Common Unit,  which  was  paid  on  November  14,  1996  to  Common
                                              Unitholders  of record at the close of business on November 1, 1996 and paid  a distribution  of $0.525  per Subordinated  Unit to  the
                                              Managing   General  Partner  (approximately  $2.4  million  in  the
                                              aggregate) and a corresponding distribution to the General Partners in the aggregate amount of approximately $235,800.
                                            With respect to each quarter  during the Subordination Period,  which will  generally  not  end  prior  to  June  30,  2001,  the  Common
                                              Unitholders will generally  have the right  to receive the  Minimum
                                              Quarterly  Distribution,  plus Common  Unit Arrearages,  before any distribution of Available  Cash from Operating  Surplus is made  to the  Subordinated  Unitholders.  This  subordination  feature  will
                                              enhance  the  Partnership's  ability  to  distribute  the   Minimum
                                              Quarterly Distribution on the Common Units during the Subordination
                                              Period. Subordinated Units will not accrue distribution arrearages.
                                              Upon  expiration of the Subordination  Period, Common Units will no longer  accrue  distribution  arrearages.  See  'Cash  Distribution
                                              Policy.'
Subordination Period......................  The Subordination Period will generally extend until the first day of any  quarter beginning after June 30,  2001 in respect of which (i)
                                              distributions of  Available  Cash  from Operating  Surplus  on  the
                                              Common Units and the Subordinated Units with respect to each of the three  consecutive four-quarter periods  immediately preceding such
                                              date  equaled  or  exceeded  the  sum  of  the  Minimum   Quarterly
                                              Distribution   on  all   of  the   outstanding  Common   Units  and
                                              Subordinated Units during such periods, (ii) the Adjusted Operating
                                              Surplus (as defined in the  Glossary) generated during each of  the three  consecutive four-quarter periods  immediately preceding such
                                              date  equaled  or  exceeded  the  sum  of  the  Minimum   Quarterly
                                              Distribution   on  all   of  the   outstanding  Common   Units  and
                                              Subordinated Units  and the  related  distribution on  the  General
                                              Partner  Interests  during such  periods,  and (iii)  there  are no
                                              outstanding  Common  Unit  Arrearages.   Upon  expiration  of   the
                                              Subordination Period, all remaining Subordinated Units will convert into  Common  Units  on  a one-for-one  basis  and  will thereafter participate pro rata with the  other Common Units in  distributions of  Available Cash. The Partnership Agreement also provides that if the Managing General Partner  is removed other  than for Cause  (as defined in the Glossary), the Subordination Period will end and all outstanding  Subordinated Units will convert into Common Units. See
                                              'Cash Distribution Policy' and 'The Partnership Agreement.'
Early Conversion of Subordinated Units....  A portion of the Subordinated Units will convert into Common Units on
                                              the  first  day   after  the  record   date  established  for   the
                                              distribution  in respect of any quarter ending on or after (a) June
                                              30, 1999  (with respect  to 1,133,410  of the  Subordinated  Units, subject  to  adjustment) and  (b) June  30,  2000 (with  respect to
                                              1,133,410 Subordinated Units, subject to adjustment), in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three  consecutive four-quarter  periods immediately  preceding such  date equaled  or exceeded  the sum  of the  Minimum Quarterly
                                              Distribution  on   all  of   the  outstanding   Common  Units   and
                                              Subordinated Units during such periods, (ii) the Adjusted Operating

                                              Surplus  generated during each of  the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum  Quarterly Distribution  on all  of the  outstanding
                                              Common Units and Subordinated Units and the related distribution on the  General Partner Interest during  such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however,  that the  early conversion of  the second tranche  of Subordinated Units may  not  occur  until  at  least  one  year  following  the  early conversion  of the first  tranche of Subordinated  Units. See 'Cash
                                              Distribution  Policy  --  Quarterly  Distributions  from  Operating
                                              Surplus during Subordination Period.'

Incentive Distributions...................  If  quarterly  distributions  of  Available  Cash  exceed  the Target
                                              Distribution Levels,  the  General  Partners  (as  holders  of  the
                                              General  Partner  Interests  and  the  right  to  receive Incentive
                                              Distributions and  not  as  holders  of  Subordinated  Units)  will receive additional distributions of Available Cash that exceed such
                                              Target Distribution Levels as follows:

                                                         MARGINAL
                                                        PERCENTAGE
                                                       INTEREST IN
                                        QUARTERLY     DISTRIBUTIONS
                                       DISTRIBUTION  ----------------
                                          TARGET      UNIT-   GENERAL
                                          AMOUNT     HOLDERS  PARTNERS
                                       ------------  -------  -------

Minimum Quarterly Distribution........       $0.525      96%       4%
First Target Distribution.............       $0.577      96%       4%
Second Target Distribution............       $0.665      85%      15%
Third Target Distribution.............       $0.863      75%      25%
Thereafter............................ above $0.863      50%      50%

                                            The  Target Distribution Levels are based on the amounts of Available
                                              Cash from Operating Surplus  distributed that exceed  distributions made  with respect to the Minimum Quarterly Distribution and Common
                                              Unit Arrearages, if any. See 'Cash Distribution Policy -- Incentive
                                              Distributions -- Hypothetical Annualized Yield.' The  distributions to  the General Partners described above  that are in excess of the
                                              4% General Partner Interests (and  not as a holder of  Subordinated
                                              Units)  are  referred to  herein  as the  'Incentive Distributions'
                                              which are payable  to the  Managing General  Partner. The  Managing
                                              General  Partner  may  transfer  its  right  to  receive  Incentive
                                              Distributions to one or more Persons (as defined in the  Glossary).
                                              On  a pro  forma basis,  quarterly distributions  of Available Cash would not  have exceeded  such target  levels and  the  Partnership would not have distributed any such excess payments to the Managing
                                              General Partner in 1994 and 1995.
Adjustment of Minimum Quarterly
  Distribution and Target Distribution
  Levels..................................  The Minimum Quarterly Distribution and the Target Distribution Levels
                                              are   subject  to  downward  adjustments  in  the  event  that  the
                                              Unitholders receive distributions  of Available  Cash from  Capital
                                              Surplus  (as defined in the Glossary)  or legislation is enacted or
                                              existing  law   is  modified   or  interpreted   by  the   relevant
                                              governmental  authority in a manner  that causes the Partnership to be treated as an association taxable as a corporation or  otherwise taxable  as  an  entity  for federal,  state  or  local  income tax purposes. If, as a result  of distributions of Available Cash  from
                                              Capital  Surplus,  the Unitholders  receive  a full  return  of the initial

                                              public offering price  of the  Common Units and  any unpaid  Common
                                              Unit  Arrearages,  the additional  distributions of  Available Cash payable to the General Partners will increase to 50% of all amounts distributed thereafter. See 'Cash  Distribution Policy --  General'
                                              and ' -- Distributions from Capital Surplus.'
Partnership's Ability to Issue Additional
  Units...................................  The  Partnership  Agreement generally  authorizes the  Partnership to issue an unlimited number  of additional limited partner  interests
                                              and   other  equity   securities  of   the  Partnership   for  such
                                              consideration  and  on  such  terms  and  conditions  as  shall  be established  by the Managing General Partner in its sole discretion without the approval of  the Unitholders. During the  Subordination
                                              Period,  however, the  Partnership may not  issue equity securities ranking prior or senior to the Common Units or an aggregate of more than 3,095,238  Common Units  (including the  400,000 Common  Units issued  to  the  Selling  Unitholder  and  offered  hereby)  or  an equivalent number of securities ranking  on parity with the  Common
                                              Units  (excluding the 111,074 Common  Units issued upon exercise of the  IPO  Over-Allotment  Option,  and  Common  Units  issued  upon conversion  of Subordinated  Units, upon conversion  of the Special
                                              General Partner's combined unsubordinated general partner  interest or in connection with certain acquisitions or capital additions and improvements, the repayment of certain indebtedness, or pursuant to employee  benefit plans), in either case  without the approval of a
                                              Unit Majority (as  defined in the  Glossary). See 'The  Partnership
                                              Agreement -- Issuance of Additional Securities.'
Limited Call Right........................  If  at any time  less than 20%  of the issued  and outstanding Common
                                              Units are held by persons other than the General Partners and their
                                              Affiliates, the General Partners (or an Affiliate designated by the
                                              General Partners) may purchase all of the remaining Common Units at a price generally  equal to the  then current market  price of  the
                                              Common  Units.  See  'The  Partnership  Agreement  --  Limited Call
                                              Right.'
Limited Voting Rights.....................  Unitholders have only limited voting rights on matters affecting  the
                                              Partnership's  business as specified  in the Partnership Agreement.
                                              The approval of at least a majority (and in certain cases a greater percentage) of  the  outstanding Units  will  be required  in  such instances.  The Managing  General Partner manages  and operates the
                                              Partnership. See 'The Partnership Agreement.'
Removal and Withdrawal of the General
  Partners................................  Subject to certain  conditions, the Managing  General Partner may  be removed upon the approval of the holders of at least 66 2/3% of the outstanding Units (including Units held by the General Partners and their Affiliates). A meeting of the holders of the Common Units may be called only by the Managing General Partner or by the holders of
                                              20%  or more of the outstanding  Common Units. The Managing General
                                              Partner's current ownership interest  in the Partnership  precludes any  vote to  remove the  Managing General  Partner or  the Special
                                              General Partner  without the  Managing General  Partner's  consent.
                                              Generally, the Special General Partner shall be removed or withdraw as general partner of the Partnership and the Operating Partnership upon  the removal  or withdrawal  of the  Managing General Partner.
                                              However, upon certain bankruptcy  related withdrawal events of  the
                                              Managing General Partner, the

                                              Special  General  Partner will  not  withdraw but  will  become the managing general partner of  the Partnership. The Managing  General
                                              Partner  has agreed not to voluntarily withdraw as managing general partner of the Partnership and  the Operating Partnership prior  to
                                              June 30, 2006, subject to limited exceptions, without obtaining the approval  of  a  Unit Majority  (as  defined in  the  Glossary) and furnishing an Opinion of Counsel (as defined in the Glossary).  See
                                              'The  Partnership Agreement -- Withdrawal or Removal of the General
                                              Partners' and ' -- Meetings; Voting.'
Change of Management Provisions...........  Any person  or  group  (other  than the  General  Partners  or  their
                                              Affiliates)  that acquires beneficial  ownership of 20%  or more of the outstanding Units of any class will lose its voting rights with respect to all of its Units.  In addition, if the Managing  General
                                              Partner   is  removed  as  the  managing  general  partner  of  the
                                              Partnership other than for Cause and the Units held by the  General
                                              Partners  and  their  Affiliates are  not  voted in  favor  of such removal,  the  Subordination  Period  will  end,  all  Common  Unit
                                              Arrearages  will terminate, all outstanding Subordinated Units will immediately convert into  Common Units on  a one-for-one basis  and the  General Partners  will have the  right to  convert the General
                                              Partner Interests into Common Units  or to receive in exchange  for such interests cash payments equal to the fair market value of such interests.  See 'The Partnership Agreement -- Withdrawal or Removal
                                              of the General Partners,' ' -- Meetings; Voting' and ' -- Change of
                                              Management Provisions.'
Transfer Restrictions.....................  All purchasers  of Common  Units in  the Offering  and purchasers  of
                                              Common  Units in the open market  who wish to become Unitholders of record must deliver an executed transfer application (the 'Transfer
                                              Application,' the form of which  is included in this Prospectus  as
                                              Appendix  A) before the  issuance or transfer  of such Common Units will be registered and before cash distributions and federal income tax allocations will be made to the transferee. See 'Description of the Common Units -- Transfer of Common Units.'
Distributions Upon Liquidation............  In the  event  of  any  liquidation of  the  Partnership  during  the
                                              Subordination Period, the outstanding Common Units will be entitled to  receive a distribution out of the net assets of the Partnership in preference  to  liquidating distributions  on  the  Subordinated
                                              Units to the extent of their Unrecovered Capital (as defined in the
                                              Glossary)  and  any unpaid  Common  Unit Arrearages.  Under certain circumstances, there may  be insufficient gain  for the holders  of
                                              Common  Units to fully recover all  such amounts, even though there may be cash available for  distribution to holders of  Subordinated
                                              Units.  Following conversion of the  Subordinated Units into Common
                                              Units, all Units will be treated  the same upon liquidation of  the
                                              Partnership. See 'Cash Distribution Policy -- Distributions of Cash
                                              Upon Liquidation.'
Listing...................................  The  Common Units  are listed on  the NYSE. The  Common Units offered hereby have  been  approved  for  listing on  the  NYSE.  The  last reported  price of the Common Units  on January 9, 1997 was $20.875 per Common Unit.
NYSE Symbol...............................  'NPL'

                         SUMMARY OF TAX CONSIDERATIONS

     The tax consequences of an investment in the Partnership to a particular investor will depend in part on the investor's own tax circumstances. Each prospective investor should consult a tax advisor about the federal, state and local tax consequences of an investment in Common Units. The following is a brief summary of certain expected tax consequences of owning and disposing of Common Units. The following discussion, insofar as it relates to federal income tax laws, is based in part upon the opinion of Counsel described in 'Tax
Considerations.' This summary is qualified by the discussion in 'Tax Considerations,' particularly the qualifications on the opinions of Counsel described therein.

PARTNERSHIP STATUS

     In the opinion of Counsel, the Partnership will be classified for federal income tax purposes as a partnership, and the beneficial owners of Common Units will generally be considered partners in the Partnership. Accordingly, the Partnership will pay no federal income taxes, but the Partnership's income, gains, losses and deductions will be includable in the federal income tax returns of the Unitholders. In general, cash distributions to a Unitholder will be taxable only if, and to the extent that, they exceed the tax basis in such Unitholder's Common Units.

PARTNERSHIP ALLOCATIONS

     In general, income and loss of the Partnership will be allocated to the General Partners and the Unitholders for each taxable year in accordance with their respective percentage interests in the Partnership, as determined annually and prorated on a monthly basis and subsequently apportioned among the General Partners and the Unitholders of record as of the opening of the first business day of the month to which they relate, even though Unitholders may dispose of their Units during the month in question. For purposes of determining federal income tax liability, a Unitholder will be required to take into account income generated by the Partnership allocable to such Unitholder for each taxable year of the Partnership ending within or with the Unitholder's taxable year even if cash distributions are not made to such Unitholder. As a consequence, a Unitholder's share of taxable income of the Partnership (and possibly the income tax payable by such Unitholder with respect to such income) may exceed the cash, if any, actually distributed to such Unitholder.

BASIS OF COMMON UNITS

     A Unitholder's initial tax basis for a Common Unit purchased in the Offering will generally be the amount paid for the Common Units. A Unitholder's basis is generally increased by such Unitholder's share of Partnership income and decreased by such Unitholder's share of Partnership losses and distributions.

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

     In the case of taxpayers subject to the passive loss rules (such as individuals and closely held corporations), any Partnership losses will be available only to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Any losses unused by virtue of the passive loss rules may be deducted when the Unitholder disposes of all of his Common Units in a fully taxable transaction with an unrelated party. In addition, a Unitholder may deduct such Unitholder's share of Partnership losses only to the extent the losses do not exceed such Unitholder's basis in such Unitholder's Common Units or, in the case of taxpayers subject to the 'at risk' rules (such as individuals), the amount the Unitholder is at risk with respect to the Partnership's activities, if less than such tax basis.

SECTION 754 ELECTION

     The Partnership intends to make the election provided for by Section 754 of the Internal Revenue Code of 1986, as amended (the 'Code'), which will generally result in a Unitholder being allocated income and deductions calculated by reference to the portion of that Unitholder's purchase price attributable to each asset of the Partnership.

DISPOSITION OF COMMON UNITS

     A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized and the adjusted tax basis in those Common Units. Thus, distributions of cash from the Partnership to a Unitholder in excess of the income allocated to such Unitholder will, in effect, become taxable income if such Unitholder sells the Common Units at or above their original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which a Unitholder resides or in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on such Unitholder's investment in the Partnership. The Partnership owns property and conducts business in New York, Florida, Michigan and 22 other states. A Unitholder will also be required to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with such requirements. Based on 1995 revenues, the Managing General Partner currently anticipates that substantially all of the Partnership's income will be generated in Arkansas, Arizona, Colorado, Connecticut, Florida, Iowa, Illinois, Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Mexico, New York, and Wisconsin. Each of the states, other than Florida, in which the Managing General Partner currently anticipates that a substantial portion of the Partnership's income will be generated currently imposes a personal income tax. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of that state. Withholding, the amount of which may be more or less than a particular Unitholder's income tax liability to the state, may not relieve the nonresident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future Partnership operations, the Partnership anticipates that any amounts required to be withheld will not be material.

     It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of such Unitholder's investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, that Unitholder's own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
INVESTORS

     An investment in Common Units by tax-exempt organizations (including individual retirement accounts and other retirement plans), regulated investment companies and foreign persons raises issues unique to such persons. Virtually all of the Partnership income allocated to a Unitholder which is a tax-exempt organization will be unrelated business taxable income, and thus will be taxable to such Unitholder; no significant amount of the Partnership's gross income will be qualifying income for purposes of determining whether a Unitholder will qualify as a regulated investment company; and a Unitholder who is a nonresident alien, foreign corporation or other foreign person will be regarded as being engaged in a trade or business in the United States as a result of ownership of a Common Unit

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
and thus will be required to file federal income tax returns and to pay tax on such Unitholder's share of Partnership taxable income. See 'Tax Considerations -- Uniformity of Units -- Tax-Exempt Organizations and Certain Other Investors.'

TAX SHELTER REGISTRATION

     The Code generally requires that 'tax shelters' be registered with the Secretary of the Treasury. It is arguable that the Partnership will not be subject to this registration requirement. Nevertheless, the Partnership has been registered as a tax shelter with the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAS BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. See 'Tax Considerations -- Administrative Matters -- Registration as a Tax Shelter.'

                                  RISK FACTORS

     A prospective investor should carefully consider the risk factors set forth below as well as the other information set forth in this Prospectus before purchasing the Common Units offered in the Offering. Special Note: Certain statements set forth below under this caption constitute 'forward-looking statements' within the meaning of the Reform Act. See 'Special Note Regarding Forward-Looking Statements' on page 4 for additional factors relating to such statements.

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

WEATHER CONDITIONS AFFECT THE DEMAND FOR PROPANE

     Weather conditions, which can vary substantially from year to year, have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. Historically, approximately 66% of the Partnership's retail propane volume has been sold during this peak heating season. Actual weather conditions, therefore, may significantly affect the Partnership's financial performance. For example, warm weather during the winter of 1994-95 significantly decreased the overall demand for propane, and adversely affected the Partnership's operating income. Furthermore, despite the fact that overall weather conditions may be normal, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and, consequently, the Partnership's results of operations. Variations in the weather in the Midwest, where the majority of the Partnership's retail volume is sold, and in the Northeast, where the Partnership has a greater concentration of higher margin residential accounts, will generally have a greater impact on the Partnership's EBITDA and operating income than variations in the weather in other markets. See
'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

THE PARTNERSHIP WILL BE SUBJECT TO PRICING AND INVENTORY RISK

     The retail propane business is a 'margin-based' business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, the Partnership's profitability is sensitive to changes in wholesale propane prices. Propane is a commodity, and as such, its unit price is subject to volatile changes in response to changes in supply or other market conditions. The Partnership has no control over these market conditions. Consequently, the unit price of propane purchased by the Partnership, as well as other propane marketers, can change rapidly over a short period of time. In general, product supply contracts permit suppliers to charge posted prices (plus transportation costs) at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas, or Conway, Kansas. Since rapid increases in the wholesale cost of propane may not be immediately passed on to customers, such increases could reduce the Partnership's gross profits and operating income. See ' -- The Retail Propane Business Is Highly Competitive.'

     In the fourth quarter of 1996, the price of propane was significantly higher than historical levels. Between November 1, 1996 and December 31, 1996, the price of propane in the spot market at Mont Belvieu, Texas, the largest storage facility in the United States, averaged $0.5953 per gallon, with a high of $0.7050 per gallon on December 16, 1996 and a low of $0.4875 per gallon on December 31, 1996. During the 1995-96 winter season, from November 1, 1995 to March 31, 1996, the price of propane at Mont Belvieu averaged $0.3672 per gallon, with a high of $0.5250 on February 15, 1996 and a low of $0.3037 on November 15, 1995. Between November 1, 1996 and December 31, 1996, the price of propane in the spot market at Conway, Kansas averaged $0.7494 per gallon, with a high of $1.04 per gallon on December 16, 1996 and a low of $0.5100 per gallon on November 7, 1996. During the 1995-96 winter season, from November 1, 1995 to March 31, 1996, the price of propane at Conway averaged $0.3713 per gallon, with a high of $0.4363 on February 15, 1996 and a low of $0.3237 on November 15, 1995. The Partnership has to date purchased a significant amount of its propane in the Conway, Kansas spot market. Although the increased wholesale price of propane has increased the Partnership's revenues for the fourth quarter of 1996, the Partnership was unable to fully pass on the increased product cost to its

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
customers resulting in a lower per gallon profit margin. As a result, the Partnership expects that it will have slightly lower operating income for the fourth quarter of 1996 compared to the corresponding period of 1995.

     Propane is available from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers. The Partnership purchases propane from a variety of suppliers pursuant to supply contracts or on the spot market. In 1995, approximately 81% of the propane purchased by the Partnership was produced domestically and approximately 19% was produced in Canada. To the extent that the Partnership purchases propane from foreign (including Canadian) sources, its propane business will be subject to risks of disruption in foreign supply. The Partnership generally attempts to minimize inventory risk by purchasing propane on a short-term basis. However, the Partnership has on occasion purchased, and may in the future purchase, large volumes of propane during periods of low demand, which generally occur during the summer months, at the then current market price, for storage both at its service centers and in the Partnership's major storage facilities for future resale. As of December 31, 1996, the Partnership's total storage capacity was approximately 33.1 million gallons (including approximately one million gallons of storage capacity currently leased to third parties). See 'Business and Properties -- Properties.' Because of the potential volatility of propane prices, the market price for propane could fall below the price at which the Partnership purchased propane held in inventory, thereby adversely affecting gross margins or sales or rendering sales from such inventory unprofitable. Except for the occasional opportunistic buying described above, the Partnership has not engaged in any significant hedging activities with respect to its propane supply requirements, although it may do so in the future. See 'Business and Properties -- Propane Supply and Storage.'

THE RETAIL PROPANE BUSINESS IS HIGHLY COMPETITIVE

     The Partnership's business is highly competitive. Competition within the propane distribution industry stems primarily from three types of participants: larger multi-state marketers, local independent marketers and farm cooperatives. Some of the Partnership's competitors may be larger or have greater financial and other resources or lower operating costs than the Partnership. Generally, warmer-than-normal weather further intensifies competition. In addition, competitive conditions vary by region. Currently, competition is particularly intense in the Midwest, while the Partnership faces relatively less competition in the Northeast and Southeast.

     Most of the Partnership's service centers compete with several other marketers or distributors and certain service centers compete with a large number of marketers or distributors. The principal factors influencing competition with other retail marketers are price, reliability and quality of service, responsiveness to customer needs and safety concerns. Each service center operates in its own competitive environment, as retail marketers are typically located in close proximity to customers to lower the cost of providing service. Service centers located in the Midwest face particularly intense competition in the retail market as retail customers in that region generally use higher volumes of propane and are therefore more sensitive to price fluctuations than customers located in other regions. Of the Partnership's 166 service centers, 73 are located in the Midwest where approximately 47.4% of the Partnership's total retail propane volume was sold in 1995.

THE RETAIL PROPANE BUSINESS IS MATURE AND THE PARTNERSHIP'S ABILITY TO GROW LARGELY DEPENDS UPON ACQUIRING OTHER RETAIL DISTRIBUTORS

     The retail propane industry is mature, and the Partnership foresees only limited growth in total retail demand for propane. The Partnership expects the overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns. Moreover, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane's higher cost than certain other energy sources, such as natural gas, the Partnership may experience difficulty in acquiring new retail customers. Therefore, while the Partnership's business strategy includes opening new locations, adding new retail customers and retaining existing customers, the ability of the Partnership's propane business to grow will depend in large part on its ability to acquire other retail distributors. The Partnership recently entered into a letter of intent to acquire a propane business for approximately $1.0 million; however, consummation of this transaction is subject to customary closing conditions and completion of definitive documentation, and no assurance can be given that this acquisition will be completed.

     In making acquisitions of other retail distributors, the Partnership will have to compete with other companies, some of which may be larger or have greater financial or other resources than the Partnership. In addition, there can be no assurance that the Partnership will identify attractive acquisition candidates in the future, will be able to acquire such candidates on acceptable terms, or will be able to finance such acquisitions. If the Partnership is able to make acquisitions, there can be no assurance that such acquisitions will not dilute earnings and distributions on the Units, or that any additional debt incurred to finance acquisitions will not affect the ability of the Partnership to make distributions on the Units. Moreover, the Partnership is subject to certain debt incurrence covenants in certain agreements governing its indebtedness that might restrict the Partnership's ability to incur indebtedness to finance acquisitions. For additional information regarding such debt incurrence covenants and the Partnership's availability under the Working Capital Facility and the Acquisition Facility, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and ' -- Description of Indebtedness.' Also, to the extent that warm weather adversely affects the Partnership's operating and financial results, the Partnership's access to capital and its acquisition activities may be limited.

THE RETAIL PROPANE BUSINESS FACES COMPETITION FROM ALTERNATIVE ENERGY SOURCES

     Propane is sold in competition with other sources of energy, some of which are less costly for equivalent energy value. The Partnership competes for customers against suppliers of electricity, natural gas and fuel oil. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity. Propane is generally not competitive with natural gas in those areas where natural gas is readily available because natural gas is a significantly less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in areas that previously depended upon propane. To a lesser extent, the Partnership also competes for customers against suppliers of fuel oil. In addition, the development of alternative energy sources may have an adverse effect on the operations of the Partnership. See 'Business and Properties -- Competition.'

ENERGY EFFICIENCY AND TECHNOLOGY TRENDS MAY AFFECT DEMAND

     The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected, and may continue to adversely affect, demand for propane by retail customers. The Partnership cannot predict the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on its operations.

THE PARTNERSHIP IS SUBJECT TO OPERATING AND LITIGATION RISKS WHICH MAY NOT BE COVERED BY INSURANCE

     The Partnership's operations are subject to the operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane. As a result, the Partnership has been, and is likely to continue to be, a defendant in various legal proceedings and litigation arising in its ordinary course of business. The Partnership self-insures and maintains insurance policies with insurers in such amounts and with such coverages and deductibles as the Managing General Partner believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Partnership from all material expenses related to potential future claims or that such levels of insurance will be available in the future at economical prices. Moreover, there can be no assurance that future claims within the Partnership's self-insured retention will not, individually or in the aggregate, have a material adverse effect on the business of the Partnership.

     In connection with the IPO, the Partnership assumed the liabilities of National Propane for certain potential environmental remediation costs, primarily costs related to remediation of coal tar contamination at the
Partnership's Marshfield, Wisconsin facility. The Partnership believes the contamination of such property occurred during its use as a coal gasification plant by a previous owner. To the extent that there are any environmental liabilities unknown to the Partnership or that known environmental liabilities result in material costs in excess of amounts accrued or any environmental laws are made more stringent, there can be no assurance that the Partnership's results of operations or ability to make distributions to Unitholders will not be materially and adversely affected. In addition, future claims or environmental liabilities not covered by insurance or indemnification, or a large number of claims incurred by the Partnership in the future that are within the Partnership's self-insured retention, could have a material adverse effect on the business, results of operations or financial position of the Partnership and the ability of the Partnership to make the Minimum Quarterly Distribution. See 'Business and Properties -- Government Regulation' and ' -- Litigation and Contingent Liabilities.'

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE WITH PARTNERSHIP PERFORMANCE

     Although the Partnership will distribute all of its Available Cash, there can be no assurance regarding the amounts of Available Cash that the Partnership will generate. The actual amounts of Available Cash will depend upon numerous factors, including profitability of operations, required principal and interest payments on the Partnership's debt, interest payments from Triarc on the
Partnership Loan, the cost of acquisitions (including related debt service payments), restrictions contained in the Partnership's debt instruments, the issuance of debt and equity securities by the Partnership, fluctuations in working capital, capital expenditures, adjustments in reserves, prevailing economic conditions and financial, business and other factors, a number of which may be beyond the control of the Partnership. Cash distributions are dependent primarily on cash flow and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when the Partnership records losses and may not be made during periods when the Partnership records profits. The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units (including the Common Units offered hereby) and Subordinated Units outstanding as of the date of this Prospectus and on the General Partner Interests is approximately $24.6 million (approximately $14.1 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests). Pro forma Available Cash from Operating Surplus generated during 1994 and 1995 (approximately $22.7 million and $17.6 million, respectively ) would have been sufficient to cover the Minimum Quarterly Distribution for the four quarters in each such year on all of the outstanding Common Units and the related distribution on the General Partner Interests, but would have been insufficient by approximately $1.9 million and $7.0 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests in 1994 and 1995, respectively. In addition, assuming that no interest payments were made by Triarc on the Partnership Loan, the amount of pro forma Available Cash from Operating Surplus generated during 1994 and 1995 would have been approximately $17.2 million and $12.1 million, respectively. The $17.2 million generated in 1994 would have been sufficient to cover the Minimum Quarterly Distribution for the four quarters in 1994 on all of the outstanding Common Units and the related distribution on the General Partner Interests, but the $12.1 million generated during 1995 would have been insufficient by approximately $2.6 million to cover the Minimum Quarterly Distribution for the four quarters in 1995 on all of the Common Units and the related distribution on the General Partner Interests. See ' -- A Portion of the Partnership's Cash Receipts is Derived from Interest
Payments from Triarc on the Partnership Loan' and 'Cash Distribution Policy -- Partnership Loan.' In 1994 and 1995, on a pro forma basis, quarterly distributions of Available Cash would not have exceeded any Target Distribution Level and the Partnership would not have made any Incentive Distributions to the Managing General Partner. Based on the Partnership's actual results of operations for the eleven months ended November 30, 1996 and limited data about operations in December 1996, the Partnership believes that it will generate Available Cash from

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
Operating Surplus of approximately $18.7 million during 1996, although there can be no assurance it will generate such amount.

     The Partnership Agreement gives the Managing General Partner discretion in establishing reserves for the proper conduct of the Partnership's business that will affect the amount of Available Cash. Due to the seasonal nature of the Partnership's business, the Managing General Partner expects that it will make additions to reserves during certain quarters in order to fund operating expenses and distributions to partners with respect to other quarters. In addition, the Partnership is required to make reserves for the future payment of principal and interest on the First Mortgage Notes and in certain instances for the future payment of principal and interest under the Bank Credit Facility. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' The First Mortgage Notes require reserves for interest of $2.7 million at each March and September, although such reserves are eliminated when interest payments are made on the First Mortgage Notes in June and December. The $2.7 million reserved for interest is approximately 11.0% of the amount of Available Cash needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units (including the Common Units offered hereby) and the Subordinated Units currently outstanding and on the General Partner Interests. Reserves for repayment of principal on the First Mortgage Notes are not required until September 2002 and then will equal 25%, 50% and 75%, respectively, of the next installment of principal at each September, December and March and the reserves will be eliminated when principal payments are made on the First Mortgage Notes in June. The $3.75 million reserved quarterly for principal payments would be approximately 15.2% of the amount of Available Cash needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units (including the Common Units offered hereby) and the Subordinated Units currently outstanding and on the General Partner Interests. Furthermore, the First Mortgage Notes and the Bank Credit Facility limit the Operating Partnership's ability to distribute cash to the Partnership. Distributions from the Operating Partnership will be the Partnership's primary source of Available Cash. Subsequent refinancing of the First Mortgage Notes or the Bank Credit Facility, as well as other indebtedness incurred by the Partnership, may have similar or even more limiting restrictions. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions by the Partnership, and the Partnership's ability to distribute cash may be limited during the existence of any events of default under any of the Partnership's debt instruments.

A PORTION OF THE PARTNERSHIP'S CASH RECEIPTS IS DERIVED FROM INTEREST PAYMENTS FROM TRIARC ON THE PARTNERSHIP LOAN

     Approximately $5.5 million of the Partnership's annual cash receipts is derived from interest payments from Triarc under the Partnership Loan, which bears interest at an annual rate of 13.5%. On a pro forma basis such amount represents approximately 31% of the Partnership's Available Cash from Operating Surplus in 1995. Consequently, Triarc's failure to make interest payments under the Partnership Loan would adversely affect the ability of the Partnership to make the Minimum Quarterly Distribution to all Unitholders. Assuming that no interest payments were made by Triarc on the Partnership Loan, the amount of pro forma Available Cash from Operating Surplus generated during 1995 would have been insufficient by approximately $2.6 million to cover the Minimum Quarterly Distribution on the Common Units (including the Common Units offered hereby) and the related distribution on the General Partner Interests.

     Because Triarc  is  a  holding  company,  its  ability  to  meet  its  cash requirements (including required interest and principal payments on the Partnership Loan) is primarily dependent (in addition to its cash on hand) upon cash flows from its subsidiaries, including loans and cash dividends and reimbursement by subsidiaries to Triarc in connection with its providing certain management services and payments by subsidiaries under certain tax sharing agreements. Under the terms of various indentures and credit arrangements, Triarc's principal subsidiaries are currently unable to pay any dividends or make any loans or advances to Triarc. In addition, the Partnership Loan does not restrict Triarc's ability to sell, convey, transfer or encumber the stock or assets of any of its subsidiaries (other than the Managing General Partner and SEPSCO), or its ability to dispose of its cash on hand or other assets. Triarc's cash on hand and marketable securities as of November 30, 1996, was approximately $177.0 million. The

Partnership believes that such amount of cash and marketable securities, plus distributions from certain of Triarc's subsidiaries, will enable Triarc to have adequate cash resources to meet its short term cash requirements, including required interest payments on the Partnership Loan. See 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.' However, there can be no assurance that Triarc will continue to have cash on hand or that in the future it will receive sufficient distributions from its subsidiaries in order to enable it to satisfy its obligations under the Partnership Loan. On October 29, 1996, Triarc announced that its Board of Directors approved a plan to undertake the Spinoff Transactions. It is expected that the Triarc Merger may occur in connection with the Spinoff Transactions. See 'Certain Information Regarding Triarc.'

     The Partnership Loan does not limit Triarc's ability to, and there can be no assurances that Triarc will not in the future, incur indebtedness and other obligations that will rank pari passu with Triarc's obligations under the Partnership Loan or be secured by assets of Triarc that do not secure the Partnership Loan. The failure of Triarc to make payments of principal and interest on the Partnership Loan when due would have an adverse effect on the ability of the Partnership to make distributions to Unitholders. In addition, Triarc is permitted to prepay the Partnership Loan under certain circumstances. The prepayment by Triarc of all or a portion of the Partnership Loan and the failure by the Partnership to reinvest such funds in a manner that generates an equivalent amount of cash flow could have an adverse effect on the Partnership's ability to make distributions to Unitholders. The Partnership Loan is recourse to Triarc and is secured by a pledge by Triarc of all of the shares of capital stock of the Managing General Partner owned by Triarc (approximately 75.7% of the Managing General Partner's outstanding capital stock as of the date of this Prospectus). See 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.'

THE PARTNERSHIP'S INDEBTEDNESS MAY LIMIT THE PARTNERSHIP'S ABILITY TO MAKE DISTRIBUTIONS AND MAY AFFECT ITS OPERATIONS

     The Partnership is significantly leveraged and has indebtedness that is substantial in relation to its partners' capital. On September 30, 1996, the Partnership had approximately $127.3 million in total consolidated indebtedness and the amount of such indebtedness as a percentage of the pro forma total capitalization would have been approximately 79.0%. Furthermore, the Managing
General Partner may cause the Partnership to incur additional indebtedness, including borrowings that have the purpose or effect of enabling the Managing General Partner to receive distributions or hastening the conversion of Subordinated Units into Common Units. The ability of the Partnership to make principal and interest payments will depend on future performance, which is subject to many factors, some of which will be outside the Partnership's control. Certain of the Partnership's indebtedness contain provisions relating to change of control. If such provisions are triggered, such outstanding indebtedness may become immediately due. In such event, there is no assurance that the Partnership would be able to pay such indebtedness. In addition, the First Mortgage Notes and the Bank Credit Facility are secured by substantially all of the assets of the Operating Partnership and contain restrictive covenants that limit the ability of the Operating Partnership to distribute cash and to incur additional indebtedness. In the case of a continuing default by the Operating Partnership under such indebtedness, the lenders would have the right to foreclose on the Operating Partnership's assets, which would have a material adverse effect on the Partnership. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, may limit the Partnership's ability to make distributions to Unitholders. The Partnership's leverage may also adversely affect the ability of the Partnership to finance its future operations and capital needs, may limit its ability to pursue other business opportunities and may make its results of operations more susceptible to adverse economic conditions. See 'Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Description of Indebtedness.'

PARTNERSHIP ASSUMPTIONS CONCERNING FUTURE OPERATIONS AND WEATHER MAY NOT BE REALIZED

     In establishing the terms of the IPO, including the number and initial offering price of Common Units, the number of Subordinated Units and the amount of the Minimum Quarterly Distribution, the

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
Partnership relied on certain assumptions concerning its operations through the quarter ending December 31, 1997, including the assumptions that normal weather conditions will prevail in the Partnership's operating areas, that the Partnership's operating margins will remain constant, that all required interest payments on the Partnership Loan will be made by Triarc, and that market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are reasonable, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. See 'Cash Distribution Policy -- Cash Available for Distribution.'

     Because a substantial portion of the Partnership's propane is used in the heating-sensitive residential and commercial markets, weather conditions have a particularly significant effect on the financial performance of the Partnership. See ' -- Risks Inherent in the Partnership's Business -- Weather Conditions Affect the Demand for Propane.' In preparing its forecasts of future operations, management of the Partnership requested each regional and service center manager to provide a forecast of propane sales volumes based upon the assumption that normal weather conditions will prevail in such region or locality. Accordingly, the Partnership's assumptions concerning its future operations are based in significant part on an aggregate of forecasted regional propane volumes which, in turn, are based on the assumption that normal weather conditions will prevail in the Partnership's operating areas.

     There is a substantial risk that the Partnership's assumptions concerning the weather will not prove to be correct in any year or series of years. Actual weather conditions can vary substantially from historical averages, and there can be no assurance that weather conditions in the future will not be warmer than weather conditions in the past. For example, the Partnership believes that during the 10 years and the five years ended June 30, 1995, nationwide weather averaged 3.0% and 3.3% warmer than normal, respectively, compared to the number of average Degree Days (as defined in the Glossary) on a nationwide basis during the 30-year period ended June 30, 1991, as determined by the U.S. Department of Commerce's National Climatic Data Center. During such 10-year period, eight of such years were warmer than normal (by as much as 10.3% for the year ended June 30, 1991), while two were colder than normal (by as much as 3.6% for the year ended June 30, 1994).

     The Partnership believes that the information from the National Climatic Data Center shown above regarding nationwide weather is useful in evaluating the general extent of weather variations in the Partnership's areas of operations. However, weather conditions in the Partnership's areas of operation may vary from normal on a year-to-year basis to a greater extent than weather conditions on a nationwide basis. Should weather conditions in the Partnership's operating areas be warmer than normal, particularly during the October through March peak heating season, the Partnership's results of operations would be adversely affected.

THE MANAGING GENERAL PARTNER MANAGES AND OPERATES THE PARTNERSHIP; HOLDERS OF COMMON UNITS HAVE LIMITED VOTING RIGHTS

     The Managing General Partner manages and operates the Partnership. Unlike the holders of common stock in a corporation, holders of outstanding Common Units have only limited voting rights on matters affecting the Partnership's business. Holders of Common Units have no right to elect the Managing General Partner on an annual or other continuing basis, and the Managing General Partner generally may not be removed except pursuant to the vote of the holders of not less than 66 2/3% of the outstanding Units (including Units owned by the General Partners and their Affiliates). The Managing General Partner's current ownership interest in the Partnership precludes any vote to remove the Managing General Partner without its consent. In addition, if at any time any person or group other than the General Partners and their Affiliates beneficially owns more than 20% of the Units of any class then outstanding, such person or group will lose voting rights with respect to all of its Units. As a result, holders of Common Units have limited influence on matters affecting the operation of the Partnership, and third parties may find it difficult to attempt to gain control or influence the activities of the Partnership. See 'The Partnership Agreement.'

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
COST REIMBURSEMENTS AND FEES DUE TO THE MANAGING GENERAL PARTNER MAY BE SUBSTANTIAL AND COULD ADVERSELY AFFECT THE PARTNERSHIP'S ABILITY TO MAKE DISTRIBUTIONS.

     Prior to making any distribution on the Common Units, the Partnership will reimburse the Managing General Partner and its Affiliates (including Triarc) at cost for all expenses incurred on behalf of the Partnership. On a pro forma basis, approximately $56.8 million of expenses would have been reimbursed by the Partnership to the Managing General Partner in 1995 (comprising approximately $33.0 million in salary, payroll tax and other compensation paid to employees of the Managing General Partner and approximately $23.8 million for all other operating expenses). Affiliates of the Managing General Partner (including Triarc) may perform certain administrative services for the Managing General Partner on behalf of the Partnership and will be reimbursed for all expenses incurred in connection therewith. In addition, the Managing General Partner and its Affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the Managing General Partner. Such cost reimbursements and fees may be substantial and could adversely affect the ability of the Partnership to make distributions to Unitholders.

THE PARTNERSHIP MAY ISSUE ADDITIONAL UNITS THEREBY DILUTING EXISTING UNITHOLDERS' INTERESTS

     After the end of the Subordination Period, the Partnership has the authority to issue an unlimited number of additional Common Units or other equity securities of the Partnership for such consideration and on such terms as shall be established by the Managing General Partner in its sole discretion without the approval of the Unitholders. During the Subordination Period, however, the Partnership may not issue equity securities ranking senior to the Common Units or an aggregate of more than 3,095,238 additional Common Units (including the 400,000 Common Units issued in the Private Placement and offered hereby) or an equivalent number of securities ranking on a parity with the Common Units (excluding the 111,074 Common Units issued upon exercise of the IPO Over-Allotment Option and Common Units, or in some instances, equity securities ranking on parity with Common Units, issued upon conversion of Subordinated Units, upon conversion of the Special General Partner's combined unsubordinated general partner interest or in connection with Acquisitions (as defined in the Glossary) or Capital Improvements (as defined in the Glossary) or the repayment of certain indebtedness or pursuant to employee benefit plans) without the approval of a Unit Majority. The Partnership Agreement does not give the holders of Common Units the right to approve the issuance by the Partnership of equity securities ranking junior to the Common Units at any time. See 'The Partnership Agreement -- Issuance of Additional Securities.' The effect of any such issuance may be to dilute the interests of the then existing holders of Units in the Partnership. In addition, the conversion of Subordinated Units into Common Units during the Subordination Period will increase the Partnership's Minimum Quarterly Distribution obligation with respect to the Common Units while simultaneously reducing the Minimum Quarterly Distribution with respect to the Subordinated Units.

THE MANAGING GENERAL PARTNER HAS A LIMITED CALL RIGHT WITH RESPECT TO THE PARTNER INTERESTS

     If at any time not more than 20% of the issued and outstanding partner interests of any class are held by persons other than the General Partners and their Affiliates, the Managing General Partner has the right, which it may assign to any of its Affiliates or the Partnership, to acquire all, but not less than all, of the remaining partner interests of such class held by such unaffiliated Persons at a price generally equal to the then current market price of such partner interests. As a consequence of the Managing General Partner's right to purchase outstanding partner interests, a holder of partner interests may have its partner interests purchased from it even though such holder may not desire to sell them, and the price paid may be less than the amount such holder would desire to receive upon the sale of such partner interests. See 'The Partnership Agreement -- Limited Call Right.'

CHANGE OF MANAGEMENT PROVISIONS

     The Managing General Partner owns approximately 40.4% of the outstanding Units, and as a result the Unitholders will not have the required 66 2/3% of the Units necessary to remove the Managing General Partner. Even if the percentage of outstanding Units held by the Managing General Partner and its Affiliates were significantly reduced, the Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the Managing General Partner. If the Managing General Partner is removed as a general partner of the Partnership other than for Cause and the Units held by the General Partners and their Affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished, and (iii) the General Partners will have the right to convert their General Partner Interests (and the right to receive Incentive Distributions) into Common Units or to receive in exchange for such interests a cash payment equal to the fair market value of such interests. Also, the Special General Partner will withdraw as a general partner of the Partnership and the Operating Partnership upon the removal of the Managing General Partner. Further, if any person or group other than the General Partners and their Affiliates acquires beneficial ownership of 20% or more of the Units of any class then outstanding, such person or group will lose voting rights with respect to all of its Units. In addition, the Partnership has substantial latitude in issuing equity securities without Unitholder approval. The Partnership Agreement also contains provisions limiting the ability of Unitholders to call meetings of Unitholders or to acquire information about the Partnership, the disclosure of which the Partnership believes is not in the best interests of the Partnership or which the Partnership is required by law or by agreements with third parties to keep confidential. Further, the Bank Credit Facility and the First Mortgage Notes contain provisions that could result in acceleration of the repayment of such indebtedness upon a change in control of the Partnership. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances. See 'The Partnership Agreement -- Withdrawal or Removal of the General Partners,' ' -- Meetings; Voting,' ' -- Right to
Inspect  Partnership  Books  and  Records'   and  '  --  Change  of   Management
Provisions.'

UNITHOLDERS MAY NOT HAVE LIMITED LIABILITY IN CERTAIN CIRCUMSTANCES; LIABILITY FOR THE RETURN OF CERTAIN DISTRIBUTIONS

     The limitations on the liability of holders of Common Units for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the holders of Common Units as a group to remove or replace the Managing General Partner, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the 'control' of the Partnership's business, then a holder of Common Units could be held liable under certain circumstances for the Partnership's obligations to the same extent as a general partner. In addition, under certain circumstances a Unitholder may be liable to the Partnership for the amount of a distribution for a period of three years from the date of the distribution. See 'The Partnership Agreement -- Limited Liability' for a discussion of the limitations on liability and the implications thereof to a holder of Common Units.

COMMON UNITHOLDERS HAVE NOT BEEN REPRESENTED BY COUNSEL

     The holders of the Common Units were not represented by counsel in connection with the preparation of the Partnership Agreement or the other agreements referred to herein.

THE PARTNERSHIP MAY ENGAGE IN ACQUISITIONS, DISPOSITIONS AND COMBINATIONS WITH OTHER RETAIL MARKETERS

     The propane industry consists of a small number of national retail marketers and a larger number of regional companies. From time to time, these national and regional retail marketers, including the Partnership, engage in discussions concerning acquisitions, dispositions and combinations of operations. While the Partnership is not currently engaged in negotiations with any national or regional marketer concerning any such acquisition, disposition or combination, there can be no assurance that in the future the Partnership will not engage in any such negotiations or pursue opportunities to engage in any such transaction. In addition, although any merger, consolidation or combination involving the Partnership, and any sale, exchange or disposition of all or substantially all of its assets, would require the approval of a Unit Majority under the terms of the Partnership Agreement, the Partnership and the General Partners are not restricted under the Partnership Agreement from engaging in other transactions that may not require the prior consent or vote of the Unitholders and that could result in a change of control of the Partnership. If any of such transactions were deemed to be a change of control under the First Mortgage Notes or the Bank Credit Facility, the Partnership would be required to offer to redeem all of the outstanding First Mortgage Notes at a premium and to repay all indebtedness under the Bank Credit Facility. As a result, the occurrence of a change of control could have a material adverse effect on the Partnership and its ability to pay the Minimum Quarterly Distribution to the Unitholders.

DEPENDENCE ON KEY PERSONNEL

     The Partnership believes that its success has been and will continue to be dependent to a significant extent upon the efforts and abilities of its senior management team. The failure by the Managing General Partner to retain members of its senior management team could adversely affect the Partnership's ability to build on the efforts undertaken by its current management to increase the efficiency and profitability of the Partnership. Mr. Paliughi, the President and Chief Executive Officer of the Managing General Partner, is employed pursuant to an employment contract that expires on January 2, 1998. See 'Management -- Employment Arrangements with Executive Officers.' The loss of Mr. Paliughi or other members of senior management could adversely affect the Partnership.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY

     Conflicts of interest could arise as a result of the relationships between the Partnership, on the one hand, and the Managing General Partner and its Affiliates, on the other. The directors and officers of the Managing General Partner have fiduciary duties to manage the Managing General Partner in a manner beneficial to its stockholders. At the same time, the Managing General Partner, as general partner, has fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The duties of the Managing General Partner, as general partner, to the Partnership and the Unitholders, therefore, may come into conflict with the duties of the directors and officers of the Managing General Partner to its stockholders.

     Such conflicts of interest might arise in the following situations, among others:

          (i) Decisions of the Managing General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves in any quarter will affect whether or the extent to which there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. In addition, actions by the Managing General Partner may have the effect of enabling the Managing General Partner to receive Incentive Distributions or accelerating the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

          (ii) The Partnership will not have any employees and will rely solely on employees of its subsidiaries, the Managing General Partner and other Affiliates.

          (iii) Under the terms of the Partnership Agreement, the Partnership will reimburse the Managing General Partner and its Affiliates (including Triarc) at cost for all expenses incurred on behalf of the Partnership, including costs incurred in rendering corporate staff and support services to the Partnership. On a pro forma basis, approximately $56.8 million of expenses would have been reimbursed by the Partnership to the Managing General Partner in 1995 (comprising approximately $33.0 million in salary, payroll tax and other compensation paid to employees of the Managing General Partner and approximately $23.8 million for all other operating expenses). In addition, Affiliates of the Managing General Partner
     (including Triarc) may provide certain administrative services for the Managing General Partner on behalf of the Partnership and will be reimbursed for all expenses incurred in connection therewith. Furthermore, the Managing General Partner and its Affiliates may provide additional services to the Partnership for which the Partnership will be charged reasonable fees as determined by the Managing General Partner.

          (iv) Whenever possible, the Managing General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the Managing General Partner, the Special General Partner, or their respective assets.

          (v) Any agreements between the Partnership and the Managing General Partner and its Affiliates will not grant to the holders of Common Units, separate and apart from the Partnership, the right to enforce the obligations of the Managing General Partner and such Affiliates in favor of the Partnership. Therefore, the Managing General Partner, in its capacity as a general partner of the Partnership, will be primarily responsible for enforcing such obligations.

          (vi) Under the terms of the Partnership Agreement, the Managing General Partner is not restricted from causing the Partnership to pay itself or its Affiliates for any services rendered on terms that are fair and reasonable to the Partnership or entering into additional contractual arrangements with any of such entities on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the Managing General Partner and its Affiliates, on the other, are or will be the result of arms'-length negotiations.

          (vii) The Managing General Partner may exercise its right to call for and purchase Units as provided in the Partnership Agreement or assign such right to one of its Affiliates or to the Partnership.

          (viii) The Partnership Agreement does not prohibit the Partnership from engaging in roll-up transactions. Although the Managing General Partner has no present intention of causing the Partnership to engage in any such transaction, it is possible it will do so in the future. There can be no assurance that a roll-up transaction would not have a material adverse effect on a Unitholder's investment in the Partnership.

          (ix) The Managing General Partner (unless the Triarc Merger occurs) and the Special General Partner are prohibited from conducting any business or having any operations other than those incidental to serving as general partners of the Partnership and the Operating Partnership so long as they are general partners of the Partnership. The Partnership Agreement provides that it will not constitute a breach of the Managing General Partner's fiduciary duties to the Partnership or the Unitholders for Affiliates of the General Partners (other than the Special General Partner) to engage in certain activities of the type conducted by the Partnership, other than retail propane sales to end users in the continental United States, even if in direct competition with the Partnership. However, in the event of the Triarc Merger, the ability of the Managing General Partner to engage in activities other than those incidental to serving as a general partner of the Operating Partnership and the Partnership and to compete with the Partnership in certain propane related activities, such as trading, transportation, storage and wholesale distribution, will not be restricted. Furthermore, the General Partners and their Affiliates have no obligation to present business opportunities to the Partnership.

     Unless provided for otherwise in the partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Partnership Agreement expressly permits the Managing General Partner to resolve conflicts of interest between itself or its Affiliates, on the one hand, and the Partnership or the Unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the Unitholders. In addition, the Partnership Agreement provides that a purchaser of Common Units is deemed to have consented to certain conflicts of interest and actions of the General Partners and their Affiliates that might otherwise be prohibited, including those described in paragraphs (i)-(ix) above, and to have agreed that such conflicts of interest and actions do not constitute a breach by the General Partners of any duty stated or implied by law or equity. The General Partners will not be in breach of their obligations under the Partnership Agreement or their duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership. The latitude given in the Partnership Agreement to the Managing General Partner in

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
resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty. The Managing General Partner believes however, that such latitude is necessary and appropriate to enable it and the Special General Partner to serve as general partners of the Partnership without undue risk of liability.

     The Partnership Agreement expressly limits the liability of the General Partners by providing that the General Partners, their Affiliates and their respective officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any actual omissions if such General Partner and other persons acted in good faith. In addition, the Partnership is required to indemnify the General Partners, their Affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by such General Partner or such other persons, if the General Partners or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

     The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be waived or modified by a partnership agreement have not been resolved in a court of law, and the Managing General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict the fiduciary duties of the General Partners that would be in effect under common law were it not for the Partnership Agreement. See 'Conflicts of Interest and Fiduciary Responsibility -- Fiduciary Duties of the General Partners.'

TAX RISKS

     For a general discussion of the expected federal income tax consequences of owning and disposing of Common Units, see 'Tax Considerations.'

TAX TREATMENT IS DEPENDENT ON PARTNERSHIP STATUS

     The availability to a holder of Common Units of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Moreover, in order for the Partnership to continue to be classified as a partnership for federal income tax purposes, at least 90% of the Partnership's gross income for each taxable year must consist of 'qualifying income.' Based on certain representations made by the General Partners and the Partnership, Counsel is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to such issues has been or will be requested, and the opinion of Counsel is not binding on the IRS. See 'Tax Considerations -- Partnership Status.'

     If the Partnership were classified as an association taxable as a corporation for federal or state income tax purposes, the Partnership would pay tax on its income at corporate rates (currently at a 35% federal rate), distributions would generally be taxed again to the Unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to the Unitholders. Because a tax would be imposed upon the Partnership as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Treatment of the Partnership as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the holders of Common Units and, thus, would likely result in a substantial reduction in the value of the Common Units. See 'Tax Considerations -- Partnership Status.'

     There can be no assurance that the law will not be changed so as to cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity level taxation for federal, state or local income tax purposes, certain provisions of the Partnership Agreement relating to the subordination of distributions on Subordinated Units will be subject to change, including a decrease in the Minimum Quarterly Distribution and the Target Distribution Levels to reflect the impact of such law on the Partnership. See

'Cash Distribution Policy -- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.'

NO IRS RULING WITH RESPECT TO TAX CONSEQUENCES

     No ruling has been requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate 'qualifying income' under SS7704 of the Code or any other matter affecting the Partnership. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of Counsel's conclusions, and some or all of such conclusions ultimately may not be sustained. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the Unitholders and the General Partners.

TAX LIABILITY EXCEEDING CASH DISTRIBUTIONS

     A holder of Common Units will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, even if he does not receive cash distributions from the Partnership. There is no assurance that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Partnership or even the tax liability to him resulting from that income. Further, a holder of Common Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units. See 'Tax Considerations -- State, Local and Other Tax Considerations' for a discussion of certain state and local tax considerations that may be relevant to prospective Unitholders.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
  INVESTORS

     Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder. See 'Tax
Considerations -- Uniformity of Units -- Tax-Exempt Organizations and Certain Other Investors.'

DEDUCTIBILITY OF LOSSES

     In the  case of  taxpayers subject  to the  passive loss  rules  (generally individuals and closely held corporations), any losses generated by the Partnership will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Unused passive losses may be deducted when the Unitholder disposes of all of his Units in a fully taxable transaction with an unrelated party. Net passive income from the Partnership may be offset by unused Partnership losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships. See 'Tax Considerations -- Tax Consequences of Unit Ownership -- Limitations on Deductibility of Partnership Losses.'

TAX SHELTER REGISTRATION; POTENTIAL IRS AUDIT

     The Partnership has registered with the IRS as a 'tax shelter.' There is no assurance that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% profits interest in the Partnership to participate in the income tax audit process are very limited. Further, any adjustments in the Partnership's returns will lead to adjustments in the Unitholders' returns and may lead to audits of Unitholders' returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.

PROPOSED CHANGES IN FEDERAL INCOME TAX LAWS

     Legislation passed by Congress in November 1995 (the '1995 Proposed Legislation') would alter the tax reporting procedures and the deficiency collection procedures applicable to large partnerships such as the Partnership (generally defined as electing partnerships with more than 100 partners) and would make certain additional changes to the treatment of large partnerships. That legislation was generally intended to simplify the administration of the tax reporting and deficiency collection rules governing large partnerships.

     On March 19, 1996, President Clinton introduced tax legislation, known as the Revenue Reconciliation Act of 1996, that would impact the taxation of certain financial products, including partnership interests. One proposal would treat a taxpayer as having sold an 'appreciated' partnership interest (one in which gain would be recognized if such interest were sold) if the taxpayer or related persons enters into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminates both the risk of loss and opportunity for gain on the appreciated financial position (including selling 'short against the box' transactions).

     The 1995 Proposed Legislation was vetoed by President Clinton on December 6, 1995. As of the date of this Prospectus, it is not possible to predict whether any of the changes which were set forth in the 1995 Proposed Legislation, the Revenue Reconciliation Act of 1996 or any other changes in the federal income tax laws that would impact the Partnership and the holders of Common Units will ultimately be enacted or, if enacted, what form they will take, what the effective dates will be and what, if any, transition rules will be provided.

UNIFORMITY OF COMMON UNITS AND NONCONFORMING DEPRECIATION CONVENTIONS

     Because the Partnership cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. To maintain uniformity and for other reasons, the Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations which may, or may not, be applicable. The IRS may challenge those conventions and, if such a challenge were sustained, the uniformity of Common Units could be affected. Non-uniformity could adversely affect the amount of tax depreciation available to a purchaser of Common Units and could have a negative impact on the value of the Common Units. See 'Tax Considerations -- Uniformity of Units.'

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. A Unitholder will be required to file state income tax returns and to pay state income taxes in some or perhaps all of such states and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each Unitholder to file all state and local, as well as federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership. See 'Tax Considerations -- State, Local and Other Tax Considerations.'

PARTNERSHIP TAX INFORMATION AND AUDITS

     The Partnership will furnish each holder of Common Units with a Schedule K-1 that sets forth such holder's allocable share of income, gains, losses and deductions. In preparing these schedules, the Partnership will use various accounting and reporting conventions and adopt various depreciation and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Partnership's tax return may be audited, and any such audit could result in an audit of a partner's individual tax return as well as increased liabilities for taxes because of adjustments resulting from the audit.

                      THE IPO AND ADDITIONAL TRANSACTIONS

     On July 2, 1996, the Partnership consummated the IPO and received therefrom net proceeds aggregating approximately $115.7 million. On July 22, 1996, the IPO Over-Allotment Option was exercised in part with respect to 111,074 Common Units, and the Partnership received net proceeds therefrom aggregating approximately $2.2 million, which the Partnership used for general partnership purposes.

     Concurrently with the closing of the IPO, the Managing General Partner and the Special General Partner contributed substantially all of their assets (which assets did not include an existing intercompany note from Triarc, approximately $59.3 million of the net proceeds from the issuance of the First Mortgage Notes and certain other assets of the Managing General Partner) to the Operating Partnership as a capital contribution and the Operating Partnership assumed substantially all of the liabilities of the Managing General Partner and the Special General Partner (other than certain income tax liabilities), including the First Mortgage Notes and all indebtedness of the Managing General Partner outstanding under the Former Credit Facility and the Other Former Indebtedness. Immediately thereafter, the Managing General Partner and the Special General Partner conveyed their limited partner interests in the Operating Partnership to the Partnership. As a result of such contributions, each of the Managing General Partner and the Special General Partner have a 1.0% general partner interest in the Partnership and a 1.0101% general partner interest in the Operating Partnership. In addition, the Managing General Partner received in exchange for its contribution to the Partnership 4,533,638 Subordinated Units and the right to receive the Incentive Distributions.

     Also, immediately prior to the closing of the IPO, the Managing General Partner issued $125 million aggregate principal amount of First Mortgage Notes to certain institutional investors in a private placement. Approximately $59.3 million of the net proceeds from the sale of the First Mortgage Notes (the entire net proceeds of which were approximately $118.4 million) were used by the Managing General Partner to pay a dividend to Triarc. The remainder of the net proceeds from the sale of the First Mortgage Notes (approximately $59.1 million) were contributed by the Managing General Partner to the Operating Partnership in connection with the Conveyance and were used by the Operating Partnership to repay (in the manner described below) a portion of the Managing General Partner's indebtedness outstanding under the Former Credit Facility and the Other Former Indebtedness, all of which indebtedness was assumed by the Operating Partnership in connection with the Conveyance. First, approximately $30.0 million of such net proceeds was used by the Operating Partnership to repay indebtedness evidenced by the Refunding Notes, and then the remainder of such net proceeds (approximately $29.1 million) together with cash on hand was used to repay other indebtedness outstanding under the Former Credit Facility and Other Former Indebtedness.

     After the repayment of the Refunding Notes and such other indebtedness as described above, the net proceeds of the sale of the Common Units issued in the IPO (approximately $115.7 million) were contributed to the Operating Partnership which used such proceeds to repay all remaining indebtedness under the Former Credit Facility, to make the Partnership Loan to Triarc and to pay certain accrued management fees and tax sharing payments due to Triarc from the Managing General Partner.

     Concurrently with the closing of the IPO, the Operating Partnership also entered into the Bank Credit Facility, which consists of the $15 million Working Capital Facility and the $40 million Acquisition Facility. At December 31, 1996, $7.9 million was outstanding under the Bank Credit Facility.

     In addition, the Managing General Partner made a dividend to Triarc consisting of a portion (approximately $51.4 million aggregate principal amount) of an existing intercompany note of Triarc.

     For additional information regarding the terms of the First Mortgage Notes and the Bank Credit Facility, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' For additional information regarding the terms of the Partnership Loan, see 'Cash Distribution Policy -- Partnership Loan.'

     On November 7, 1996, the Partnership issued and sold the 400,000 Common Units offered hereby to the Selling Unitholder pursuant to the Purchase Agreement at a price of $21.00 per Unit, and the Partnership paid the Selling Unitholder a fee of $588,000 in connection therewith. The estimated net proceeds to the Partnership from the Private Placement were approximately $7.4 million. Such net proceeds were used by the Partnership for general partnership purposes. See 'The Selling Unitholder.'

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Partnership as of September 30 1996 and, (ii) the pro forma capitalization of the Partnership as of September 30, 1996, as adjusted to give effect to the sale in the Private Placement of the Common Units offered hereby and the application of the net proceeds therefrom as described in 'The IPO and Additional Transactions'. This table should be read in conjunction with the historical consolidated financial statements and related notes and the unaudited pro forma condensed consolidated financial statements and related notes appearing elsewhere herein.

                                                                                            SEPTEMBER 30, 1996
                                                                                       ----------------------------
                                                                                       HISTORICAL    AS ADJUSTED(A)
                                                                                       ----------    --------------
                                                                                              (IN THOUSANDS)
Total current maturities of Other Existing Indebtedness.............................    $     315       $    315
                                                                                       ----------    --------------
Long-term debt:
     Bank Credit Facility...........................................................          800            800
     First Mortgage Notes...........................................................      125,000        125,000
     Other Existing Indebtedness....................................................        1,168          1,168
                                                                                       ----------    --------------
          Total long-term debt......................................................      126,968        126,968
                                                                                       ----------    --------------
Total partners' capital.............................................................       26,542         33,909
                                                                                       ----------    --------------
Total capitalization................................................................    $ 153,825       $161,192
                                                                                       ----------    --------------
                                                                                       ----------    --------------

------------

 (a) Reflects the sale of Common Units in the Private Placement as described in 'The IPO and Additional Transactions'.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

     The Common Units began trading on the NYSE on June 27, 1996 under the trading symbol 'NPL.' Closing trading price data as reported by the NYSE for each of the quarters indicated are as follows:

                                                                            HIGH        LOW
                                                                           -------    -------
1996
     Third Quarter (from June 27, 1996).................................   $21.000    $18.625
     Fourth Quarter.....................................................   $20.000    $19.250
1997
     First Quarter (through January 9, 1996)............................   $20.875    $20.125

     For a recent sale price of the Common Units, see the cover page of this Prospectus. The Common Units were held by approximately 10,000 holders of record as of January 9, 1997.

     The Partnership made an initial distribution of $0.525 Per Unit on all Common Units and Subordinated Units and a related distribution on the General Partner Interests on November 14, 1996 to the holders of record at the close of business on November 1, 1996. The distribution related to the Partnership's third fiscal quarter.

                            CASH DISTRIBUTION POLICY

     SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW UNDER THIS CAPTION CONSTITUTE 'FORWARD-LOOKING STATEMENTS' WITHIN THE MEANING OF THE REFORM ACT. SEE 'SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS' ON PAGE 4 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

GENERAL

     The Partnership will distribute to its partners, on a quarterly basis, all of its Available Cash in the manner described herein. Available Cash is defined in the Glossary and generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the discretion of the Managing General Partner to (i) provide for the proper conduct of the Partnership's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement, or (iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters.

     Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to Unitholders relative to the General Partners, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions. See ' -- Quarterly Distributions of Available Cash.'

     Operating Surplus is defined in the Glossary and refers generally to (i) the cash balance of the Partnership on the date the Partnership commenced operations (approximately $4.6 million), plus $15.4 million, plus all cash receipts of the Partnership from its operations, less (ii) all Partnership operating expenses, debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or any equity offering), maintenance capital expenditures and reserves established for future Partnership operations.

     Capital Surplus is also defined in the Glossary and generally will be generated only by borrowings (other than for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash (other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business).

     To avoid the difficulty of trying to determine whether Available Cash distributed by the Partnership is from Operating Surplus or from Capital Surplus, all Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any Available Cash in excess of such amount (irrespective of its source) will be deemed to be from Capital Surplus and distributed accordingly.

     If Available Cash from Capital Surplus is distributed in respect of each Common Unit in an aggregate amount per Common Unit equal to the initial public offering price of the Common Units of $21.00 per Common Unit (the 'Initial Unit Price'), plus any Common Unit Arrearages, the distinction between Operating Surplus and Capital Surplus will cease, and all distributions of Available Cash will be treated as if they were from Operating Surplus. The Partnership does not anticipate that there will be significant distributions from Capital Surplus.

     The Subordinated Units are a separate class of interests in the Partnership, and the rights of holders of such interests to participate in distributions to partners differ from the rights of the holders of Common Units. For any given quarter, any Available Cash will be distributed to the General Partners (as holders of the General Partner Interests) and to the holders of Common Units, and may also be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, the amount of Common Unit Arrearages, if any, whether the Subordination Period has ended and other factors discussed below.

     The Incentive Distributions are a separate class of interests in the Partnership that represent the right to receive an increasing percentage of quarterly distributions of Available Cash from Operating Surplus and of liquidating distributions after the Target Distribution Levels have been achieved. The Target Distribution Levels are based on the amounts of Available Cash from Operating Surplus or liquidating distributions distributed in excess of payments made with respect to the Minimum Quarterly Distributions and Common Unit Arrearages.

     Subject to the limitations described under 'The Partnership Agreement -- Issuance of Additional Securities,' the Partnership has the authority to issue additional Common Units or other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the Managing General Partner, in its discretion without the approval of the Unitholders. It is possible that the Partnership will fund acquisitions of other propane businesses through the issuance of additional Common Units or other equity securities of the Partnership. Holders of any additional Common Units issued by the Partnership will be entitled to share equally with the then-existing holders of Common Units in distributions of Available Cash by the Partnership. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership.

     The discussion below indicates the percentages of cash distributions required to be made to the General Partners and the holders of Common Units and the circumstances under which holders of Subordinated Units are entitled to cash distributions and the amounts thereof. For a discussion of Available Cash from Operating Surplus available for distributions with respect to the Common Units on a pro forma basis, see ' -- Cash Available for Distribution.'

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

     The Partnership will make distributions to its partners with respect to each quarter of the Partnership prior to its liquidation in an amount equal to 100% of its Available Cash for such quarter. The Partnership expects to make distributions of all Available Cash within approximately 45 days after the end of each fiscal quarter to holders of record on the applicable record date. The Minimum Quarterly Distribution and the Target Distribution Levels are subject to certain adjustments as described below under ' -- Distributions from Capital Surplus' and ' -- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.'

     With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution, plus any Common Unit Arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. This subordination feature will enhance the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period. There is no guarantee, however, that the Minimum Quarterly Distribution will be made on the Common Units. Upon expiration of the Subordination Period, all Subordinated Units will convert on a one-for-one basis into Common Units and will participate pro rata with all other Common Units in future distributions of Available Cash. Under certain circumstances, up to 2,266,820 of the Subordinated Units issued to the Managing General Partner may convert into Common Units prior to the expiration of the Subordination Period. Such number of Subordinated Units eligible for early conversion may be increased by any Subordinated Units issued upon conversion of all or a portion of the Special General Partner's 2% General Partner Interest. Further, additional capital contributions by the Special General Partner upon other issuances of additional Partnership securities will increase the number of Units into which such combined interest may be exchanged. Common Units will not accrue arrearages with respect to distributions for any quarter after the Subordination Period and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

     The Partnership declared a distribution on October 21, 1996, in the amount of $0.525 per Common Unit, which was paid on November 14, 1996 to Common Unitholders of record at the close of business on November 1, 1996 and paid a distribution to the Managing General Partner of $0.525 per Subordinated Unit (approximately $2.4 million in the aggregate) and a corresponding distribution to the General Partners in the aggregate of approximately $235,800.

DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD

     The Subordination Period will generally extend until the first day of any quarter beginning after June 30, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the

Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interests during such periods and (iii) there are no outstanding Common Unit Arrearages.

     Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) June 30, 1999 (with respect to 1,133,410 Subordinated Units, subject to adjustment as discussed below) and (b) June 30, 2000 (with respect to 1,133,410 Subordinated Units, subject to adjustment as discussed below) in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interests during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second tranche of Subordinated Units may not occur until at least one year following the early conversion of the first tranche of Subordinated Units. Such number of units eligible for early conversion on June 30, 1999 and June 30, 2000 shall be subject to increase in each case by a number of Subordinated Units equal to 25% of the total Units issued upon conversion of the Special General Partner's 2% General Partner Interest.

     Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate, pro rata, with the other Common Units in distributions of Available Cash. In addition, if the Managing General Partner is removed as a general partner of the Partnership other than for Cause (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partners will have the right to convert their remaining General Partner Interests (and the right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.

     'Adjusted Operating Surplus' is defined in the Glossary and, for any period, generally means Operating Surplus generated during such period, less (a) any net increase in working capital borrowings during such period and (b) any net reduction in cash reserves for Operating Expenditures that otherwise increased the Operating Surplus generated during such period, plus (x) any net decrease in working capital borrowings during such period and (y) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium.

     Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter during the Subordination Period will be made in the following manner:

          first, 96% to the Common Unitholders, pro rata, and 4% to the General Partners, pro rata, until there has been distributed in respect of each outstanding Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

          second, 96% to the Common Unitholders, pro rata, and 4% to the General Partners, pro rata, until there has been distributed in respect of each outstanding Common Unit an amount equal to any Common Unit Arrearages accrued and unpaid with respect to any prior quarters during the Subordination Period;

          third, 96% to the Subordinated Unitholders, pro rata, and 4% to the General Partners, pro rata, until there has been distributed in respect of each outstanding Subordinated Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

          thereafter,   in   the   manner   described   in   '   --    Incentive
     Distributions -- Hypothetical Annualized Yield' below.

     The above references to the 4% of Available Cash from Operating Surplus distributed to the General Partners constitute references to the amount of the Managing General Partner's and Special General Partner's aggregate percentage interest in distributions from the Partnership and the Operating Partnership on a combined basis, exclusive of their rights as holder of Subordinated Units, Common Units or rights to receive Incentive Distributions. Each of the Managing General Partner and the Special General Partner own a 1.0% unsubordinated general partner interest in the Partnership and a 1.0101% unsubordinated general partner interest in the Operating Partnership. Other references in this Prospectus to the General Partner Interests or to distributions of 4% of Available Cash also constitute references to the amount of the General Partners' aggregate percentage interest in the Partnership and the Operating Partnership on a combined basis exclusive of their rights as holder of the Subordinated Units, Common Units or rights to receive Incentive Distributions. In the event all or a portion of the Special General Partner's 2% General Partner Interest is converted into Units, the Managing General Partner will be required to amend the Partnership Agreement and the Operating Partnership Agreement to decrease the percentage of profits, losses and distributions previously allocated to the Special General Partner in respect of its General Partner Interest to reflect such conversion and increase the percentage of profits, losses and distributions that are allocated to the Unitholders by the same amount. With respect to any Common Unit, the term 'Common Unit Arrearages' refers to the amount by which the Minimum Quarterly Distribution in any quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit cumulative for such quarter and all prior quarters during the Subordination Period. Common Unit Arrearages will not accrue interest.

DISTRIBUTIONS FROM OPERATING SURPLUS AFTER SUBORDINATION PERIOD

     Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter after the Subordination Period will be made in the following manner:

          first, 96% to all Unitholders, pro rata, and 4% to the General Partners, pro rata until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

          thereafter,    in   the   manner   described   in   '   --   Incentive
     Distributions -- Hypothetical Annualized Yield' below.

INCENTIVE DISTRIBUTIONS -- HYPOTHETICAL ANNUALIZED YIELD

     For any quarter for which Available Cash from Operating Surplus is distributed to the Common and Subordinated Unitholders in an amount equal to the Minimum Quarterly Distribution on all Units and to the Common Unitholders in an amount equal to any unpaid Common Unit Arrearages, then any additional Available Cash from Operating Surplus in respect of such quarter will be distributed among the Unitholders and the General Partners in the following manner:

          first, 96% to all Unitholders, pro rata, and 4% to the General Partners, pro rata, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.577 for such quarter in respect of each outstanding Unit (the 'First Target Distribution');

          second, 85% to all Unitholders, pro rata, and 15% to the General Partners, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.665 for such quarter in respect of each outstanding Unit (the 'Second Target Distribution');

          third, 75% to all Unitholders, pro rata, and 25% to the General Partners, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.863 for such quarter in respect of each outstanding Unit (the 'Third Target Distribution'); and

          thereafter, 50% to all Unitholders, pro rata, and 50% to the General Partners.

     The distributions to the General Partners set forth above (other than in the Managing General Partner's capacity as a holder of Subordinated Units) that are in excess of the General Partner Interests represent the Incentive Distributions which are paid to the Managing General Partner. The Managing General Partner may transfer its right to receive Incentive Distributions to one or more Persons.

     The following table illustrates the percentage allocation of the additional Available Cash from Operating Surplus between the Unitholders and the General Partners up to the various Target Distribution Levels and a hypothetical annualized percentage yield to be realized by a Unitholder at each different level of allocation among the Unitholders and the General Partners. For purposes of the following table, the annualized percentage yield is calculated on a pretax basis assuming that (i) the Common Unit was purchased at an amount equal to the initial public offering price of $21.00 per Common Unit and (ii) the Partnership distributed each quarter during the first year following the investment the amount set forth under the column 'Quarterly Distribution Target Amount.' The calculations are also based on the assumption that the quarterly distribution amounts shown do not include any Common Unit Arrearages. The amounts set forth under 'Marginal Percentage Interest in Distributions' are the percentage interests of the General Partners and the Unitholders in any Available Cash from Operating Surplus distributed up to and including the corresponding amount in the column 'Quarterly Distribution Target Amount,' until Available Cash distributed reaches the next Target Distribution Level, if any. The percentage interests shown for the Unitholders and the General Partners for the Minimum Quarterly Distribution are also applicable to quarterly distribution amounts that are less than the Minimum Quarterly Distribution. The table is presented for illustrative purposes only; there can be no assurance that the Partnership will have Available Cash from Operating Surplus in order to make such distributions.

                                                                                                   MARGINAL PERCENTAGE
                                                                                                       INTEREST IN
                                                           QUARTERLY                                  DISTRIBUTIONS
                                                          DISTRIBUTION           HYPOTHETICAL    -----------------------
                                                             TARGET               ANNUALIZED                    GENERAL
                                                             AMOUNT                 YIELD        UNITHOLDERS    PARTNERS
                                                          ------------           ------------    -----------    --------
Minimum Quarterly Distribution..................             $0.525                 10.000%           96%           4%
First Target Distribution.......................             $0.577                 10.990%           96%           4%
Second Target Distribution......................             $0.665                 12.667%           85%          15%
Third Target Distribution.......................             $0.863                 16.438%           75%          25%
Thereafter......................................    above    $0.863        above    16.438%           50%          50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

     Distributions by the Partnership of Available Cash from Capital Surplus will be made in the following manner:

          first, 96% to all Unitholders, pro rata, and 4% to the General Partners, pro rata, until the Partnership has distributed, in respect of each outstanding Unit issued in the IPO, Available Cash from Capital Surplus in an aggregate amount per Unit equal to the Initial Unit Price;

          second, 96% to the Common Unitholders, pro rata, and 4% to the General Partners, pro rata, until the Partnership has distributed, in respect of each outstanding Common Unit, Available Cash from Capital Surplus in an aggregate amount equal to any unpaid Common Unit Arrearages with respect to such Common Unit; and

          thereafter, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

     As a distribution of Available Cash from Capital Surplus is made, it is treated as if it were a repayment of the Initial Unit Price. To reflect such repayment, the Minimum Quarterly Distribution and the Target Distribution Levels will be adjusted downward by multiplying each such amount by a fraction, the numerator of which is the Unrecovered Capital of the Common Units (as defined in the Glossary) immediately after giving effect to such repayment and the denominator of which is the Unrecovered Capital of the Common Units immediately prior to such repayment. This adjustment to the Minimum Quarterly Distribution may accelerate the termination of the Subordination Period, thereby increasing the likelihood of the conversion of Subordinated Units into Common Units.

     When 'payback' of the Initial Unit Price has occurred, i.e., when the Unrecovered Capital of the Common Units is zero (and any accrued Common Unit Arrearages have been paid), then in effect the Minimum Quarterly Distribution and each of the Target Distribution Levels will have been reduced to zero for subsequent quarters. Thereafter, all distributions of Available Cash from all sources will be treated as if they were from Operating Surplus. Because the Minimum Quarterly Distribution and the Target Distribution Levels will have been reduced to zero, the General Partners will be entitled thereafter to receive 50% of all distributions of Available Cash.

     Distributions of Available Cash from Capital Surplus will not reduce the Minimum Quarterly Distribution or Target Distribution Levels for the quarter with respect to which they are distributed.

ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

     In addition to reductions of the Minimum Quarterly Distribution and Target Distribution Levels made upon a distribution of Available Cash from Capital Surplus, the Minimum Quarterly Distribution, the Target Distribution Levels, the Unrecovered Capital, the number of additional Common Units issuable during the Subordination Period without a Unitholder vote, the number of Common Units issuable upon conversion of the Subordinated Units and other amounts calculated on a per Unit basis will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of Common Units (whether effected by a distribution payable in Common Units or otherwise), but not by reason of the issuance of additional Common Units for cash or property. For example, in the event of a two-for-one split of the Common Units (assuming no prior adjustments), the Minimum Quarterly Distribution, each of the Target Distribution Levels and the Unrecovered Capital of the Common Units would each be reduced to 50% of its initial level.

     The Minimum Quarterly Distribution and the Target Distribution Levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to become taxable as a corporation or otherwise subjects the Partnership to taxation as an entity for federal, state or local income tax purposes. In such event, the Minimum Quarterly Distribution and the Target Distribution Levels would be reduced to an amount equal to the product of (i) the Minimum Quarterly Distribution and each of the Target Distribution Levels, respectively, multiplied by (ii) one minus the sum of (x) the maximum effective federal income tax rate to which the Partnership is then subject as an entity plus (y) any increase that results from such legislation in the effective overall state and local income tax rate to which the Partnership is subject as an entity for the taxable year in which such event occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes). For example, assuming the Partnership was not previously subject to state and local income tax, if the Partnership were to become taxable as an entity for federal income tax purposes and the Partnership became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the Minimum Quarterly Distribution and the Target Distribution Levels would each be reduced to 62% of the amount thereof immediately prior to such adjustment.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

     Following the commencement of the dissolution and liquidation of the Partnership, assets will be sold or otherwise disposed of from time to time and the partners' capital account balances will be adjusted to reflect any resulting gain or loss. The proceeds of such liquidation will, first, be applied to the payment of creditors of the Partnership in the order of priority provided in the Partnership Agreement and by law and, thereafter, be distributed to the Unitholders and the General Partners in accordance with their respective capital account balances as so adjusted. Partners are entitled to liquidating distributions in accordance with capital account balances. Although operating losses are allocated to all Unitholders, the allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Common Units to a preference over the holders of outstanding Subordinated Units upon the liquidation of the Partnership, to the extent required to permit Common Unitholders to receive their Unrecovered Capital plus any unpaid Common Unit Arrearages. Thus net losses recognized upon liquidation of the Partnership will be allocated to the Subordinated Units to the extent of their capital account balances before any loss is allocated to the Common Units, and net gains recognized upon liquidation will be allocated first to restore negative balances in the capital accounts of the General Partners and other Unitholders and then to the Common Unitholders until their capital account balances equal their Unrecovered Capital plus unpaid Common Unit Arrearages. However, no assurance can be given that there will be sufficient gain upon liquidation of the Partnership to enable the Common Unitholders to fully recover all of such amounts, even though there may be cash available for distribution to the Subordinated Unitholders.

     The manner of such adjustment is as provided in the Partnership Agreement, which is an exhibit to the Registration Statement of which this Propectus is a part. If the liquidation of the Partnership occurs before the end of the Subordination Period, any net gain (or unrealized gain attributable to assets distributed in kind) will be allocated to the partners as follows:

          first, to the General Partners and the Unitholders having negative balances in their capital accounts to the extent of and in proportion to such negative balances;

          second, 96% to the Common Unitholders, pro rata, and 4% to the General Partners, pro rata, until the capital account for each Common Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Common Unit,
     (ii) the amount of the Minimum Quarterly Distribution for the fiscal quarter during which liquidation of the Partnership occurs and (iii) any unpaid Common Unit Arrearages in respect of such Common Unit;

          third, 96% to the Subordinated Unitholders, pro rata, and 4% to the General Partners, pro rata, until the capital account for each Subordinated Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Subordinated Unit and (ii) the amount of the Minimum Quarterly Distribution for the fiscal quarter during which the liquidation of the Partnership occurs;

          fourth, 96% to all Unitholders, pro rata, and 4% to the General Partners, pro rata, until there has been allocated under this clause fourth an amount per Common Unit equal to (a) the sum of the excess of the First Target Distribution per Unit over the Minimum Quarterly Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Minimum Quarterly Distribution per Unit that were distributed 96% to the Unitholders, pro rata, and 4% to the General Partners, pro rata for each quarter of the Partnership's existence;

          fifth, 85% to all Unitholders, pro rata, and 15% to the General Partners, until there has been allocated under this clause fifth an amount per Unit equal to (a) the sum of the excess of the Second Target Distribution per Unit over the First Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution per Unit that were distributed 85% to the Unitholders, pro rata, and 15% to the General Partners for each quarter of the Partnership's existence;

          sixth, 75% to all Unitholders, pro rata, and 25% to the General Partners, until there has been allocated under this clause sixth an amount per Common Unit equal to (a) the sum of the excess of the Third Target Distribution per Unit over the Second Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Second Target Distribution per Unit that were distributed 75% to the Unitholders, pro rata, and 25% to the General Partners for each quarter of the Partnership's existence; and

          thereafter, 50% to all Unitholders, pro rata, and 50% to the General Partners.

     If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that clauses (ii) and (iii) of paragraph second above and all of paragraph third above will no longer be applicable.

     Upon liquidation of the Partnership, any loss will generally be allocated to the General Partners and the Unitholders as follows:

          first, 96% to the Subordinated Unitholders in proportion to the positive balances in their respective capital accounts and 4% to the General Partners, pro rata, until the capital accounts of the holders of the Subordinated Units have been reduced to zero;

          second, 96% to the Common Unitholders, in proportion to the positive balances in their respective capital accounts and 4% to the General Partners, pro rata, until the capital accounts of the Common Unitholders have been reduced to zero; and

          thereafter, to the General Partners, pro rata.

     If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that all of paragraph first above will no longer be applicable.

     Interim adjustments  to capital  accounts  will be  made  at the  time  the
Partnership issues additional interests in the Partnership or makes distributions of property. Such adjustments will be based on the fair market value of the interests or the property distributed and any gain or loss resulting therefrom will be allocated to the Unitholders and the General Partners in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional interests in the Partnership, distributions of property by the Partnership, or upon liquidation of the Partnership, will be allocated in a manner which results, to the extent possible, in the capital account balances of the General Partners equaling the amount which would have been the General Partners' capital accounts if no prior positive adjustments to the capital accounts had been made.

CASH AVAILABLE FOR DISTRIBUTION

     The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units (including the Common Units offered hereby) and Subordinated Units outstanding as of the date of this Prospectus and on the General Partner Interests is approximately $24.6 million (approximately $14.1 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests).

     Pro forma Available Cash from Operating Surplus generated during 1994 and 1995 (approximately $22.7 million and $17.6 million, respectively) would have been sufficient to cover the Minimum Quarterly Distribution on the Common Units and the related distribution on the General Partner Interests, but would have been insufficient by approximately $1.9 million and $7.0 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests in 1994 and 1995, respectively. The decline in pro forma Available Cash from Operating Surplus generated during 1995 was primarily due to the fact that temperatures during the winter of 1994-95 across the markets served by the Partnership were substantially warmer than the prior year. Pro forma Available Cash from Operating Surplus generated during the twelve months ended September 30, 1996 (approximately $21.5 million), would have been sufficient to cover the Minimum Quarterly Distribution on the Common Units (including the Common Units offered hereby) and the related distribution on the General Partner Interests, but would have been insufficient by approximately $3.1 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests.

     Pro forma Available Cash from Operating Surplus generated during the nine months ended September 30, 1996 would have been approximately $11.6 million; however, because of the highly seasonal nature of the Partnership's business, such amount is not necessarily indicative of the results that will be obtained over twelve months. The Partnership's revenues and cash flows have historically been highest in the first and fourth quarters, which are the heating season, and the lowest in the second and third quarters, which are the non-heating season. Although such $11.6 million generated during the nine months ended September 30, 1996 would have been deficient by approximately $6.8 million to cover Minimum Quarterly Distributions on the Common Units, the Subordinated Units and related distributions on the General Partners Interests during such nine months, the Partnership would have had sufficient cash on hand or available to it from its credit line for the payment of the Minimum

Quarterly Distributions during the seasonally low cash flow second and third quarters of 1996. During the Partnership's normal business cycles it will establish reserves during heating season quarters for, among other things, payment of the Minimum Quarterly Distribution on the Common Units in subsequent quarters and future debt payments, decreasing the Amount of Available Cash from Operating Surplus that would have been distributed for such heating season quarters. For the calculation of Pro Forma Operating Surplus, see the table below.

                          PRO FORMA OPERATING SURPLUS
                                  (UNAUDITED)

                                                                    YEAR ENDED        TWELVE MONTHS     NINE MONTHS
                                                                   DECEMBER 31,           ENDED            ENDED
                                                                ------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                                                 1994       1995          1996             1996
                                                                -------    -------    -------------    -------------
                                                                                   (IN THOUSANDS)
Operating profit as reported.................................   $18,750    $14,501       $15,765          $ 8,412
Add management fees(a).......................................     4,561      3,000         2,250            1,500
Less standalone costs(b).....................................    (1,500)    (1,500)       (1,125)            (750)
                                                                -------    -------    -------------    -------------
Pro forma operating profit...................................    21,811     16,001        16,890            9,162
Add pro forma depreciation and amortization..................    10,024     10,645        12,256            8,299
                                                                -------    -------    -------------    -------------
Pro forma EBITDA(c)..........................................    31,835     26,646        29,146           17,461
Add: Interest on $40.7 million Partnership Loan..............     5,500      5,500         5,500            4,120
      Other income(d)........................................       697        652           705              549
Less: Pro forma interest expense(e)..........................   (10,905)   (10,990)      (10,990)          (8,074)
      Pro forma capital expenditures -- maintenance(f).......    (4,228)    (4,030)       (2,635)          (2,275)
      Pro forma provision for income taxes...................      (200)      (200)         (200)            (150)
                                                                -------    -------    -------------    -------------
Pro forma operating surplus..................................   $22,699    $17,578       $21,526          $11,631
                                                                -------    -------    -------------    -------------
                                                                -------    -------    -------------    -------------

------------

 (a) To reflect the elimination of the management services fee allocated by Triarc for the period prior to July 2, 1996, the date the Partnership commenced operations.

 (b) To reflect the estimated stand-alone general and administrative costs associated with the Partnership for the period prior to July 2, 1996, the date the Partnership commenced operations, as costs incurred after July 2, 1996 are reflected in the operations of the Partnership.

(c) EBITDA is defined as operating income plus depreciation and amortization (excluding amortization of deferred financing costs). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under generally accepted accounting principles, but provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution. Cash flows in accordance with generally accepted accounting principles consist of cash flows from
     (i) operating, (ii) investing and (iii) financing activities. Cash flows from operating activities reflect net income (loss) (including charges for interest and income taxes not reflected in EBITDA), adjusted for (i) all non-cash charges or income (including, but not limited to, depreciation and amortization) and (ii) changes in operating assets and liabilities (not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA. For a discussion of the Partnership's operating performance and cash flows provided by (used in) operating, investing and financing activities, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'



 (d) Other income consists of finance fees and rental income.

 (e) Excludes non-cash amortization of deferred financing costs of $560 per annum and $420 for the nine months ended September 30, 1996.

 (f) Includes  expenditures not expected to occur on an annual basis as follows:
     1994 -- $1,790 (primarily computer hardware and systems installation); 1995 -- $590 (primarily the purchase of an airplane).

     Based on the Partnership's actual results of operations for the eleven months ended November 30, 1996 and limited data about operations in December 1996, the Partnership believes that it will generate Available Cash from Operating Surplus of approximately $18.7 million during 1996, although there can be no assurance it will generate such amount.

     The amounts of pro forma Available Cash from Operating Surplus for 1994 and 1995 and for the nine months and twelve months ended September 30, 1996 set forth above were derived in part from the pro forma financial statements of the Partnership. The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Partnership actually commenced operations as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts while Available Cash and Operating Surplus are defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amounts of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by the Partnership had it been formed in earlier periods. Available Cash is defined in the Glossary and generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the discretion of the Managing General Partner to
(i) provide for the proper conduct of the Partnership's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement, or
(iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters. Operating Surplus is defined in the Glossary and refers generally to (i) the cash balance of the Partnership on the date the Partnership commenced operations (approximately $4.6 million), plus $15.4 million, plus all cash receipts of the Partnership from its operations, less (ii) all Partnership operating expenses, debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or any equity offering), maintenance capital expenditures and reserves established for future Partnership operations. For a more complete definition of Available Cash and Operating Surplus, see the Glossary.

     In addition, there are provisions in the First Mortgage Notes and the Bank Credit Facility which, under certain circumstances, restrict the Partnership's ability to make distributions to its partners. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.'

PARTNERSHIP LOAN

     A portion of the Partnership's annual cash receipts is derived from interest payments from Triarc under the Partnership Loan. On a pro forma basis, $5.5 million of the Partnership's Available Cash from Operating Surplus in 1995 of approximately $17.6 million would have been derived from interest payments on the Partnership Loan. Consequently, the Partnership's ability to make distributions to Unitholders will depend in part on Triarc's ability to make interest payments under the Partnership Loan.

     The Partnership Loan is a senior obligation of Triarc evidenced by a note issued by Triarc to the Operating Partnership (the 'Partnership Note') and secured by a pledge by Triarc of all of the shares of capital stock (the 'Pledged Stock') of the Managing General Partner that are owned by Triarc (approximately 75.7% of the Managing General Partner's outstanding capital stock as of the date of this Prospectus). The following is a summary of the material terms of the Partnership Note, which is an exhibit to the Registration Statement of which this Prospectus is a part. This summary is qualified in its entirety by reference to the Partnership Note.

     The Partnership Note bears interest at a rate of 13.5% per annum, payable semi-annually in arrears on each June 30 and December 30. The Partnership Note has a 14-year maturity, with required semi-annual prepayments, without premium, of one-eighth the principal thereof beginning seven years from the date of issuance. The Partnership Note generally may not be prepaid in whole or in part prior to the fifth anniversary of the date of issuance; provided that Triarc shall have the right, but not the obligation, to prepay the Partnership Note without penalty or premium (i) by an amount equal to all or a portion of the sum of (x) the total amount of any indebtedness (including refinancing indebtedness) incurred by the Operating Partnership or the Partnership in connection with an acquisition consummated by either that is repaid using the proceeds of such prepayment and (y) the total amount of other cash (not resulting from proceeds of the indebtedness referred to in clause (x)) paid by the Operating Partnership or the Partnership in connection with such acquisition; or (ii) in whole, but not in part, in connection with a transaction (x) that results in either (A) the Managing General Partner no longer being an Affiliate of Triarc or (B) the Managing General Partner no longer being an Affiliate of the Operating Partnership and (y) where the total consideration received in connection therewith indicates a value for each Subordinated Unit (or Common Unit issued upon conversion thereof) of not less than the Initial Unit Price, as adjusted for splits, reclassifications, distributions of Capital Surplus and the like. During the sixth and seventh years after the date of issuance, the Partnership Note may be prepaid in whole or in part at redemption prices equal to 103.0% and 101.5%, respectively, of the principal amount prepaid, together with accrued interest on the portion prepaid. At any time on and after the seventh anniversary of the date of issuance, the Partnership Note may be prepaid in whole or in part without premium or penalty. The Partnership Note ranks pari passu to Triarc's obligations to its other senior creditors, if any (whose debt may be secured with other assets of Triarc) and is structurally subordinated to all creditors of Triarc's subsidiaries.

     The Partnership Note contains various affirmative covenants applicable to Triarc, including a requirement that Triarc (i) use its best efforts to prevent the Managing General Partner from issuing any additional shares of capital stock to any Person other than Triarc, a permitted assignee of the Partnership Note from Triarc or any other Person that pledges such shares to secure the Partnership Note; (ii) use its best efforts to prevent SEPSCO, an indirect wholly owned subsidiary of Triarc and, at the closing of the Offering, the sole other shareholder of the Managing General Partner, from transferring any of its shares in the Managing General Partner to any Person other than to Triarc, any of its wholly owned subsidiaries, a permitted assignee of the Partnership Note from Triarc, any other Person that pledges such shares to secure the Partnership Note or in connection with a Permitted Third Party Sale (as defined in the Partnership Note) that results in the Pledged Stock no longer constituting security for the Partnership Note; (iii) use its best efforts to prevent any shares of the capital stock of SEPSCO from being acquired by any Person other than Triarc, any of its wholly owned subsidiaries, or a permitted assignee of the Partnership Note from Triarc, at any time when SEPSCO owns any shares of capital stock of the General Partner; (iv) comply in all material respects with all applicable laws; (v) pay its material obligations when due; (vi) provide the Operating Partnership with certain audited and unaudited financial statements, proxy statements and other reports and (vii) notify the Operating Partnership of any Event of Default (as defined in the Partnership Note) or event which with notice or lapse of time would become an Event of Default.

     In addition, Triarc covenanted in the Partnership Note to prevent the Managing General Partner from (a) incurring any indebtedness for borrowed money at any time that the Operating Partnership does not have a security interest in Retained Assets and/or cash or Cash Equivalents (each as defined in the Partnership Note) having an aggregate 'Value' (as defined below) equal to the then outstanding principal amount on the Partnership Note or (b) selling, assigning, transferring, hypothecating or pledging any of its Retained Assets unless immediately after giving effect thereto the Managing General Partner will hold Units and/or cash or Cash Equivalents or Qualified Marketable Securities or Qualified Public Company Securities (each as defined in the Partnership Note) received on the sale thereof plus any other cash or Cash Equivalents designated as Retained Assets (collectively, the 'Retained Assets') with a Value equal to or greater than the then outstanding principal amount of the Partnership Note; provided that, the Managing General Partner will be permitted to (i) sell, assign, transfer, hypothecate or pledge Retained Assets in one or more transactions in exchange for aggregate net after tax proceeds of not more than $5 million and (ii) consummate the Triarc Merger (as defined below) without complying with the foregoing restriction. For purposes of the foregoing, the 'Value' of the Common Units and the Qualified Public Company Securities shall be deemed to be equal to one-half of the Current Trading Price (as defined in the Partnership Note) therefor, the 'Value' of any Subordinated Units shall be deemed to be equal to one-half of the value of the consideration received by the Managing General Partner in connection with the most recent sale, assignment or transfer of a Subordinated Unit, or if the Managing General Partner has not so sold, assigned or transferred any Subordinated Units, one-half of the Current Trading Price of the Common Units, the 'Value' of any cash or Cash Equivalents shall be 100% of the face value therefor and the 'Value' of any Qualified

Marketable Security shall be 50% of the Current Trading Price therefor, as determined immediately after each transaction or each repayment of the principal amount of the Partnership Note. If at any time of determination the Value of such Retained Assets pledged or so subject to restriction exceeds the outstanding principal amount of the Partnership Note, such excess Retained Assets shall be released from the foregoing restriction. The Managing General Partner may select which of such assets will be released. Assets other than Retained Assets may be distributed or sold by the Managing General Partner at any time. The Pledged Stock may be sold by Triarc at any time in an arms-length transaction to an unrelated independent third party provided that (i) the consideration received therefor is at least equal to the fair market value of the interest so transferred, is in the form of Permitted Consideration (as defined in the Partnership Note) and is pledged to secure the Partnership Note (to the extent the Value of such consideration does not exceed the then principal amount of the Partnership Note), (ii) if such sale is of less than all of the Pledged Stock, the remaining Pledged Stock constitutes at least a majority of the voting common stock of the Managing General Partner then outstanding or the Operating Partnership then has a security interest in any combination of cash or Cash Equivalents with a Value equal to or greater than the then outstanding principal amount of the Partnership Note and (iii) if an Event of Default shall have occurred and be continuing, the Value of the net after tax proceeds received upon such sale is at least equal to the outstanding principal amount of the Partnership Note. The Partnership Note contains a covenant of Triarc that, in the event of the merger or consolidation of the Managing General Partner with and into Triarc (the 'Triarc Merger'), Triarc will concurrently therewith pledge as security for the Partnership Loan a similar amount of Retained Assets. In connection with the Spinoff Transactions it is expected that the Managing General Partner may be merged with and into Triarc. See 'Certain Information Regarding Triarc.'

     If an Event of Default exists with respect to the Partnership Note, the Partnership may accelerate the maturity of the Partnership Note and exercise other rights and remedies. In the case of an Event of Default referred to in (k) below, the acceleration of the maturity of the Partnership Note will occur automatically. Events of Default include (a) failure to pay any principal or premium when due, or interest within five business days of when due, on the Partnership Note; (b) payment default under (after giving effect to any applicable grace periods or any extension of any maturity date), or the acceleration of the maturity of, any indebtedness of Triarc or any guarantee by Triarc of any indebtedness of any subsidiary, if the principal amount of such indebtedness or guarantee, together with the principal amount of all other such indebtedness and guarantees with respect to which a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $20 million in the aggregate; (c) failure by Triarc to comply in any material respect with any of its covenants or agreements contained in the Partnership Note for a period of 30 days after notice thereof; (d) certain unsatisfied final judgments in excess of $5 million; (e) the failure of the pledge by Triarc of its shares in the Managing General Partner to be in full force and effect; (f) the issuance by the Managing General Partner of any shares of its capital stock except as permitted above; (g) the transfer by SEPSCO of any of its shares in the Managing General Partner except as permitted above; (h) the incurrence by the Managing General Partner of any indebtedness for borrowed money at any time that the Partnership does not have a security interest in the requisite Retained Assets; (i) the sale by the Managing General Partner of any of its Subordinated Units (or Common Units issued upon conversion thereof) unless immediately after giving effect thereto the Managing General Partner will hold the requisite amount of Retained Assets; (j) the failure of Triarc to pledge concurrently with the Triarc Merger as security for the Partnership Note the requisite amount of the Retained Assets, except as permitted above; and (k) various bankruptcy or insolvency events involving Triarc. If an Event of Default were to occur under the Partnership Note and the Partnership accelerated the maturity of the Partnership Note (or such acceleration occurred automatically in the case of an Event of Default referred to in clause (k) above), all amounts outstanding thereunder would become due. In such event, there could be no assurance that Triarc would be able to satisfy its obligations under the Partnership Note or that the Operating Partnership would be able to recover any amounts owed by Triarc by foreclosing on, or otherwise exercising its remedies with respect to, the capital stock of the Managing General Partner or any other assets of Triarc securing the Partnership Loan. The Operating Partnership is prohibited from foreclosing on and owning the capital stock of the Managing General Partner at any time that the Managing

General Partner continues to own its General Partner Interest but its permitted assignee may do so. Triarc shall, if requested by the Operating Partnership, use its best efforts to cause the Managing General Partner to transfer its General Partner Interest to a third party immediately prior to any foreclosure by the Operating Partnership. The failure by Triarc to repay the Partnership Loan would have a material adverse effect on the financial condition of the Partnership and on the ability the Partnership to make any distributions to Unitholders.
     Triarc's obligations under the Partnership Note may, under certain circumstances, be assigned to and assumed by any Qualified Transferee (as defined in the Partnership Note) that has a consolidated net worth at least equal to the greater of (i) Triarc's consolidated net worth at such time and
(ii) $43 million and that acquires the Managing General Partner, the Partnership or the Operating Partnership (whether by merger, consolidation, acquisition of stock or assets or otherwise). The Partnership Note may not be assigned by the Operating Partnership without Triarc's consent, except that the Partnership Note has been assigned by the Operating Partnership as security for its obligations under the First Mortgage Notes and the Bank Credit Facility. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.'

                      CERTAIN INFORMATION REGARDING TRIARC

     SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW UNDER THIS CAPTION CONSTITUTE 'FORWARD-LOOKING STATEMENTS' WITHIN THE MEANING OF THE REFORM ACT. SEE 'SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS' ON PAGE 4 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

     Triarc is a holding company which, through its subsidiaries, is engaged in four businesses: beverages, restaurants, specialty chemicals and dyes and propane distribution. The beverage operations are conducted through Royal Crown Company, Inc. ('Royal Crown') and Mistic Brands, Inc. ('Mistic'); the restaurant operations are conducted through Arby's, Inc. ('Arby's'); the specialty chemicals and dyes business is conducted through C.H. Patrick & Co., Inc. ('C.H. Patrick'); and the propane distribution operations are conducted through National Propane.

     On October 29, 1996, Triarc announced that its Board of Directors approved a plan to offer up to approximately 20% of the shares of its beverage and restaurant businesses to the public through an initial public offering and to spinoff the remainder of the shares of such businesses to Triarc's stockholders (collectively, the 'Spinoff Transactions'). In connection with the Spinoff Transactions, it is expected that the Managing General Partner may be merged with and into Triarc, with Triarc becoming the managing general partner and the Special General Partner remaining the special general partner of the Partnership and the Operating Partnership. For additional information regarding certain of the effects of such merger, see 'Cash Distribution Policy -- Partnership Loan', 'The Partnership Agreement -- Special General Partner', and ' -- Transfer of General Partners' Interests and Right to Receive Incentive Distributions and Conversion of Units Held by the Managing General Partner into Limited Partner Interests.' Consummation of the Spinoff Transactions will be subject to, among other things, receipt of a favorable ruling from the IRS that the Spinoff Transactions will be tax-free to Triarc and its stockholders. The request for the ruling from the IRS contains several complex issues and there can be no assurance that Triarc will receive the ruling or that Triarc will consummate the Spinoff Transactions. The Spinoff Transactions are not expected to occur prior to the end of the second quarter of 1997.

     A registration statement has not been filed with the Securities and Exchange Commission with respect to the proposed offering of common stock of Triarc's restaurant and beverage businesses. The offering of common stock will be made only by means of a prospectus. The common stock may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. The registration statement of which this Prospectus is a part does not constitute an offer to sell or the solicitation of an offer to buy such common stock, nor will there be any sale of the common stock in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     The following are the historical unaudited parent company only (i) condensed balance sheet of Triarc as of September 30, 1996 and (ii) condensed statements of operations and cash flows of Triarc for the three years ended April 30, 1991, 1992 and 1993, the eight months ended December 31, 1993, the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996. Such statements reflect only the assets and liabilities, results of operations and cash flows of Triarc and do not reflect the individual assets and liabilities, results of operations and cash flows of its subsidiaries which are shown on the equity method.

                  TRIARC COMPANIES, INC. (PARENT COMPANY ONLY)
                            CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1996
                                 (IN THOUSANDS)

                                                ASSETS
Cash and cash equivalents.............................................................................   $140,692
Marketable securities.................................................................................     39,738
Due from subsidiaries.................................................................................     27,098
Prepaid expenses and other current assets.............................................................      8,213
                                                                                                         --------
     Total current assets.............................................................................    215,741
Notes receivable from subsidiaries....................................................................     21,967
Investments and other assets..........................................................................     11,656
                                                                                                         --------
                                                                                                         $249,364
                                                                                                         --------
                                                                                                         --------

                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Demand promissory note................................................................................   $  3,000
Due to subsidiaries...................................................................................     13,605
Accounts payable and accrued expenses.................................................................     45,561
                                                                                                         --------
     Total current liabilities........................................................................     62,166
Triarc loan payable to the Partnership................................................................     40,700
Triarc note payable to the Managing General Partner...................................................     30,000
Other note payable to subsidiary......................................................................      1,650
Deferred income taxes.................................................................................     19,225
Accumulated reductions in stockholders' equity of subsidiaries in excess of investment(a).............     33,262
Other non-current liabilities.........................................................................        637
Stockholders' equity..................................................................................     61,724
                                                                                                         --------
                                                                                                         $249,364
                                                                                                         --------
                                                                                                         --------

------------

 (a) The 'Accumulated reductions in stockholders' equity of subsidiaries in excess of investment' includes all of Triarc's direct and indirect owned subsidiaries. As such, it includes investments in numerous holding companies, inactive companies and smaller operating companies, as well as its principal operating subsidiaries, Royal Crown, Mistic, Arby's, National Propane and C.H. Patrick as detailed above. The investment in subsidiaries has a negative balance as a result of aggregate distributions from subsidiaries and forgiveness of Triarc debt to subsidiaries in excess of the investment in the subsidiaries.

                  TRIARC COMPANIES, INC. (PARENT COMPANY ONLY)
                       CONDENSED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED APRIL 30,           EIGHT MONTHS
                                                             --------------------------------    ENDED DECEMBER
                                                               1991        1992        1993         31, 1993
                                                             --------    --------    --------    ---------------
                                                                               (IN THOUSANDS)
Income and (expenses):
    Equity in (losses) income from continuing operations
      of subsidiaries.....................................   $   (129)   $ 12,196    $(15,634)      $     465
    Gain on sale of partnership units in the propane
      business............................................      --          --          --            --
    Interest expense......................................    (22,973)    (22,751)    (24,858)        (18,992)
    Unallocated general and administrative expenses.......     (2,540)     (2,961)     (4,050)         (8,622)
    Facilities relocation and corporate restructuring.....      --          --         (7,200)        --
    Recovery of (provision for) doubtful accounts from
      affiliates and former affiliates....................     (9,554)     (9,221)     (3,311)        --
    Cost of a proposed acquisition not consummated........      --          --          --            --
    Shareholder litigation and other expenses.............      2,165      (2,004)     (7,025)         (6,424)
    Settlements with former affiliates....................      2,871       --          8,900         --
    Other income (expense)................................      1,248         813         517            (650)
                                                             --------    --------    --------    ---------------
        Income (loss) from continuing operations before
          income taxes....................................    (28,912)    (23,928)    (52,661)        (34,223)
Benefit from (provision for) income taxes.................     11,411      13,721       8,112           3,784
                                                             --------    --------    --------    ---------------
        Income (loss) from continuing operations..........    (17,501)    (10,207)    (44,549)        (30,439)
Equity in losses of discontinued operations of
  subsidiaries............................................        (55)      2,705      (2,430)         (8,591)
Extraordinary gain (charge) from:
    Triarc Companies, Inc.................................      --          --          --            --
    Equity in subsidiaries................................        703       --         (6,611)           (448)
                                                             --------    --------    --------    ---------------
                                                                  703       --         (6,611)           (448)
                                                             --------    --------    --------    ---------------
Cumulative effect of changes in accounting principles
  from:
    Triarc Companies, Inc.................................      --          --         (3,488)        --
    Equity in subsidiaries................................      --          --         (2,900)        --
                                                             --------    --------    --------    ---------------
                                                                --          --         (6,338)        --
                                                             --------    --------    --------    ---------------
        Net income (loss).................................    (16,853)     (7,502)    (59,978)        (39,478)
Preferred stock dividend requirements.....................        (11)        (11)       (121)         (3,889)
                                                             --------    --------    --------    ---------------
        Net income (loss) applicable to common
          stockholders....................................   $(16,864)   $ (7,513)   $(60,099)      $ (43,367)
                                                             --------    --------    --------    ---------------
                                                             --------    --------    --------    ---------------
Income (loss) per share:
    Continuing operations.................................   $   (.68)   $   (.39)   $  (1.73)      $   (1.62)
    Discontinued operations...............................      --            .10        (.09)           (.40)
    Extraordinary charges, net............................        .03       --           (.26)           (.02)
    Cumulative effect of changes in accounting
      principles..........................................      --          --           (.25)        --
                                                             --------    --------    --------    ---------------
        Net income (loss).................................   $   (.65)   $   (.29)   $  (2.33)      $   (2.04)
                                                             --------    --------    --------    ---------------
                                                             --------    --------    --------    ---------------

                                                           YEAR ENDED DECEMBER      NINE MONTHS
                                                                   31,                 ENDED
                                                           --------------------    SEPTEMBER 30,
                                                             1994        1995          1996
                                                           ---------   --------    -------------
Income and (expenses):
    Equity in (losses) income from continuing operations
      of subsidiaries..................................... $  29,610   $(26,078)     $  (3,301)
    Gain on sale of partnership units in the propane
      business............................................    --          --            83,448
    Interest expense......................................   (28,807)   (15,794)        (6,120)
    Unallocated general and administrative expenses.......    (6,660)    (2,072)          (843)
    Facilities relocation and corporate restructuring.....    (8,800)    (2,700)       --
    Recovery of (provision for) doubtful accounts from
      affiliates and former affiliates....................    --          3,049        --
    Cost of a proposed acquisition not consummated........    (5,480)     --           --
    Shareholder litigation and other expenses.............      (500)       (24)       --
    Settlements with former affiliates....................    --          --           --
    Other income (expense)................................       508      3,102            827
                                                           ---------   --------    -------------
        Income (loss) from continuing operations before
          income taxes....................................   (20,129)   (40,517)        74,011
Benefit from (provision for) income taxes.................    18,036      3,523        (28,477)
                                                           ---------   --------    -------------
        Income (loss) from continuing operations..........    (2,093)   (36,994)        45,534
Equity in losses of discontinued operations of
  subsidiaries............................................    (3,900)     --           --
Extraordinary gain (charge) from:
    Triarc Companies, Inc.................................    --          --             5,752
    Equity in subsidiaries................................    (2,116)     --           (11,168)
                                                           ---------   --------    -------------
                                                              (2,116)     --            (5,416)
                                                           ---------   --------    -------------
Cumulative effect of changes in accounting principles
  from:
    Triarc Companies, Inc.................................    --          --           --
    Equity in subsidiaries................................    --          --           --
                                                           ---------   --------    -------------
                                                              --          --           --
                                                           ---------   --------    -------------
        Net income (loss).................................    (8,109)   (36,994)        40,118
Preferred stock dividend requirements.....................    (5,833)     --           --
                                                           ---------   --------    -------------
        Net income (loss) applicable to common
          stockholders.................................... $ (13,942)  $(36,994)     $  40,118
                                                           ---------   --------    -------------
                                                           ---------   --------    -------------
Income (loss) per share:
    Continuing operations................................. $    (.34)  $  (1.24)     $    1.52
    Discontinued operations...............................      (.17)     --           --
    Extraordinary charges, net............................      (.09)     --              (.18)
    Cumulative effect of changes in accounting
      principles..........................................    --          --           --
                                                           ---------   --------    -------------
        Net income (loss)................................. $    (.60)  $  (1.24)     $    1.34
                                                           ---------   --------    -------------
                                                           ---------   --------    -------------

                  TRIARC COMPANIES, INC. (PARENT COMPANY ONLY)
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED APRIL 30,           EIGHT MONTHS
                                                             --------------------------------    ENDED DECEMBER
                                                               1991        1992        1993         31, 1993
                                                             --------    --------    --------    ---------------
                                                                               (IN THOUSANDS)
Cash flows from operating activities:
    Net income (loss).....................................   $(16,853)   $ (7,502)   $(59,978)      $ (39,478)
    Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
        Equity in net losses (income) of subsidiaries.....       (519)    (14,901)     27,575           8,574
        Gain on sale of partnership units in the propane
          business........................................      --          --          --            --
        Discount from principal on early extinguishment of
          debt............................................      --          --          --            --
        Dividends from subsidiaries.......................      4,763       1,080       3,127         --
        Depreciation and amortization.....................      1,246       1,248       1,248           1,371
        Provision for facilities relocation and corporate
          restructuring...................................      --          --          7,200         --
        Payments of facilities relocation and corporate
          restructuring...................................      --          --           (258)         (2,970)
        Provision for cost of a proposed acquisition not
          consummated in excess of payments...............      --          --          --            --
        Interest capitalized and not paid.................      --          --          --            --
        Reduction in commuted insurance liabilities
          credited against notes payable..................      --          --          --            --
        Change in due from/to subsidiaries and other
          affiliates including capitalized interest
          ($21,017 in 1994 and $9,569 in 1995)............      4,157       3,674     (15,214)         18,121
        Deferred income tax provision (benefit)...........        603      (5,130)     (2,199)          5,591
        Provision for doubtful accounts from former
          affiliates......................................      9,554       9,221       3,311         --
        Cumulative effect of change in accounting
          principle.......................................      --          --          3,488         --
        Other, net........................................        737         424       6,848             449
        Decrease (increase) in receivables(a).............      --          --          --            --
        Decrease (increase) in restricted cash(a).........      --          --          --             (2,422)
        Decrease (increase) in prepaid expenses and other
          current assets..................................     (1,288)      9,197      (1,156)            598
        Increase (decrease) in accounts payable and
          accrued expenses................................     (1,909)      2,182       5,824            (376)
                                                             --------    --------    --------    ---------------
            Net cash provided by (used in) operating
              activities..................................        491        (507)    (20,184)        (10,542)
                                                             --------    --------    --------    ---------------
Cash flows from investing activities:
    Business acquisitions.................................      --          --          --            --
    Loans to subsidiaries.................................      --          --          --            --
    Purchase of marketable securities.....................      --          --          --            --
    Investment in an affiliate............................      --          --          --            --
    Capital contributed to a subsidiary...................      --          --          --            --
    Purchase of minority interests........................      --          --        (21,100)        --
    Other.................................................        (18)         (4)      2,079          (3,047)
                                                             --------    --------    --------    ---------------
            Net cash used in investing activities.........        (18)         (4)    (19,021)         (3,047)
                                                             --------    --------    --------    ---------------
Cash flows from financing activities:
    Issuance (repurchase) of Class A common stock.........      --          --          9,650         --
    Payment of preferred dividends........................        (11)        (11)         (9)         (2,557)
    Repayment of long-term debt...........................      --            (52)    (20,907)        --
    Borrowings from subsidiaries..........................      --          --        141,600         --
    Repayment of notes and loans payable to
      subsidiaries........................................      --          --        (57,115)        --
    Other.................................................      --          --         (4,620)         (1,056)
                                                             --------    --------    --------    ---------------
            Net cash provided by (used in) financing
              activities..................................        (11)        (63)     68,599          (3,613)
                                                             --------    --------    --------    ---------------
Net increase (decrease) in cash and cash equivalents......        462        (574)     29,394         (17,202)
Cash and cash equivalents at beginning of period..........        238         700         126          29,520
                                                             --------    --------    --------    ---------------
Cash and cash equivalents at end of period................   $    700    $    126    $ 29,520       $  12,318
                                                             --------    --------    --------    ---------------
                                                             --------    --------    --------    ---------------


                                                           YEAR ENDED DECEMBER      NINE MONTHS
                                                                   31,                 ENDED
                                                           --------------------    SEPTEMBER 30,
                                                             1994        1995          1996
                                                           ---------   --------    -------------
Cash flows from operating activities:
    Net income (loss)..................................... $  (8,109)  $(36,994)     $  40,118
    Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
        Equity in net losses (income) of subsidiaries.....   (23,594)    26,078         14,469
        Gain on sale of partnership units in the propane
          business........................................    --          --           (83,447)
        Discount from principal on early extinguishment of
          debt............................................    --          --            (9,237)
        Dividends from subsidiaries.......................    40,000     22,721        126,059
        Depreciation and amortization.....................     2,573      3,626        --
        Provision for facilities relocation and corporate
          restructuring...................................     8,800      2,700        --
        Payments of facilities relocation and corporate
          restructuring...................................    (5,136)    (3,278)        (2,502)
        Provision for cost of a proposed acquisition not
          consummated in excess of payments...............     1,475      --           --
        Interest capitalized and not paid.................     3,247      3,271        --
        Reduction in commuted insurance liabilities
          credited against notes payable..................    --         (3,000)        (3,000)
        Change in due from/to subsidiaries and other
          affiliates including capitalized interest
          ($21,017 in 1994 and $9,569 in 1995)............    33,034      1,332          5,317
        Deferred income tax provision (benefit)...........    (2,899)      (382)        32,689
        Provision for doubtful accounts from former,
          affiliates......................................    --          --           --
        Cumulative effect of change in accounting
          principle.......................................    --          --           --
        Other, net........................................    (1,968)       489            726
        Decrease (increase) in receivables(a).............      (649)    (4,715)         4,234
        Decrease (increase) in restricted cash(a).........      (498)   (22,887)        22,926
        Decrease (increase) in prepaid expenses and other
          current assets..................................     2,399       (214)            62
        Increase (decrease) in accounts payable and
          accrued expenses................................   (18,249)     4,522         20,502
                                                           ---------   --------    -------------
            Net cash provided by (used in) operating
              activities..................................    30,426     (6,731)       168,916
                                                           ---------   --------    -------------
Cash flows from investing activities:
    Business acquisitions.................................    --        (29,240)       --
    Loans to subsidiaries.................................    --        (18,375)        (3,590)
    Purchase of marketable securities.....................    --          --           (38,301)
    Investment in an affiliate............................    --         (5,340)        --
    Capital contributed to a subsidiary...................    --         (8,865)       --
    Purchase of minority interests........................    --          --           --
    Other.................................................       (83)       (57)        (1,695)
                                                           ---------   --------    -------------
            Net cash used in investing activities.........       (83)   (61,877)       (43,586)
                                                           ---------   --------    -------------
Cash flows from financing activities:
    Issuance (repurchase) of Class A common stock.........      (344)    (1,170)       --
    Payment of preferred dividends........................    (5,833)     --           --
    Repayment of long-term debt...........................    --          --           (27,250)
    Borrowings from subsidiaries..........................    --         45,900         40,700
    Repayment of notes and loans payable to
      subsidiaries........................................    --          --           (10,100)
    Other.................................................    --            (56)          (538)
                                                           ---------   --------    -------------
            Net cash provided by (used in) financing
              activities..................................    (6,177)    44,674          2,812
                                                           ---------   --------    -------------
Net increase (decrease) in cash and cash equivalents......    24,166    (23,934)       128,142
Cash and cash equivalents at beginning of period..........    12,318     36,484         12,550
                                                           ---------   --------    -------------
Cash and cash equivalents at end of period................ $  36,484   $ 12,550      $ 140,692
                                                           ---------   --------    -------------
                                                           ---------   --------    -------------

------------

 (a) Included in 'Prepaid expenses and other current assets' on the accompanying parent company only condensed balance sheet as of September 30, 1996.

     Because  Triarc  is  a  holding  company,  its  ability  to  meet  its cash requirements (including required interest and principal payments on the Partnership Loan) is primarily dependent upon its cash on hand and marketable securities (approximately $177.0 million as of November 30, 1996) and cash flows from its subsidiaries including loans and cash dividends and reimbursement by subsidiaries to Triarc in connection with its providing certain management services and payments by subsidiaries under certain tax sharing agreements. In connection with the Spinoff Transactions it is expected that Triarc will retain all or substantially all of its cash on hand and marketable securities. Upon completion of the Spinoff Transactions, however, it is expected that Triarc will no longer be entitled to receive cash dividends or tax sharing payments (relating to the period subsequent to the Spinoff Transactions) from its restaurant and beverage businesses. It is anticipated that Triarc may enter into a management and administrative services agreement with the businesses that are spun-off.

     Under the terms of various indentures and credit arrangements, Triarc's principal subsidiaries are currently unable to pay any dividends or make any loans or advances to Triarc. While there are no restrictions applicable to the Managing General Partner, the Managing General Partner is dependent upon cash flows from the Partnership to pay dividends. Such cash flows are principally quarterly distributions (approximately $2.6 million was paid to the General Partners on November 14, 1996) from the Partnership on the Subordinated Units and the unsubordinated General Partner Interests. The stock of Triarc's principal subsidiaries and substantially all of the assets of such subsidiaries are pledged as security for indebtedness under the various debt agreements of Triarc's subsidiaries. As of September 30, 1996, Triarc had outstanding external indebtedness consisting of a $3.0 million note payable on demand (which bears interest at 1%) (the 'Demand Note') and guarantees of external indebtedness of its subsidiaries in the aggregate principal amount of $128.1 million. Triarc expects to be required to repay the $3.0 million under the Demand Note during 1997. In addition, at September 30, 1996, Triarc owed intercompany indebtedness of $72.4 million consisting of the $40.7 million Partnership Loan (which bears interest at 13.5%), a $30.0 million demand note payable to the Managing General Partner (which bears interest at 13.5%) and a $1.7 million demand note to a subsidiary of RC/Arby's Corporation ('RCAC') (which bears interest at 11.875%). Such intercompany indebtedness, absent any requirements for payment on the aforementioned demand notes, requires no principal payments during the remainder of 1997. In connection with the Spinoff Transactions, it is expected that the $1.7 million note would be repaid or forgiven. In addition, of the $128.1 million of guarantees of debt of Triarc's subsidiaries, $92.6 million relates to businesses to be spun-off. In connection with the Spinoff Transactions, Triarc expects that it would be relieved of its obligations under such guarantees or be indemnified by such businesses for amounts paid by it thereunder.

     As of September 30, 1996 Triarc had notes receivable from RCAC and its subsidiaries in the aggregate amount of $22.0 million of which $15.3 million is due on demand and $6.7 million is due in 1998 and which bear interest at a rate of 11 7/8%. It is expected that this indebtedness would be repaid or forgiven in connection with the Spinoff Transactions.

     Triarc's significant cash requirements for the fourth quarter of 1996 and 1997, in addition to interest payments on the Partnership Loan, are expected to be limited to (i) general corporate expenses including cash used in operations,
(ii) principal payments required on the Demand Note and on intercompany indebtedness (if any) as discussed above, (iii) capital expenditures estimated to be approximately $3.0 million, (iv) up to $3.8 million of advances to affiliates under loan agreements and (v) loans to RCAC as necessary. There can be no assurances, however, that Triarc will not have significant additional cash requirements in the future that could have a material adverse effect on its ability to make required payments of principal and interest on the Partnership Loan.

     Triarc anticipates meeting its significant cash requirements through its cash on hand and marketable securities (approximately $177.0 million as of November 30, 1996), dividends or advances from the Managing General Partner and the Special General Partner (whose ability to pay is dependent upon cash flows from the Partnership), reimbursement of general corporate expenses from subsidiaries in connection with management services agreements to the extent such subsidiaries are able to pay and net payments received under tax sharing agreements with certain subsidiaries which Triarc may not have to fully remit to the IRS. However, there can be no assurances that Triarc's sources of cash will be sufficient to enable Triarc to meet its cash requirements, including its obligations to make payments of principal and interest on the Partnership Loan.

     As a result of the consummation of the Transactions, payments received under tax sharing agreements and the reimbursement of general corporate expenses by National Propane have been limited. See 'The Partnership Agreement -- Reimbursement for Services.' As a result of the April 1996 sale of the textile business portion of its textile segment (the 'Graniteville Sale'), Triarc's textile business no longer makes any payments under the tax sharing agreement with Triarc or reimburses Triarc for general corporate expenses. Triarc expects to compensate for such lower cash availability from its subsidiaries through additional cash on hand and marketable securities of approximately $177.0 million as of November 30, 1996.

     The Federal income tax returns of Triarc and its subsidiaries have been examined by the IRS for the tax years 1985 through 1988. Triarc and its subsidiaries have resolved all issues related to such audit and in connection therewith paid approximately $1.0 million through December 1996 and expects to pay approximately $2.5 million in the first quarter of 1997 in final settlement of such examination. The IRS is currently finalizing its examination of the Federal income tax returns of Triarc and its subsidiaries for the tax years from 1989 through 1992 and has issued notices of proposed adjustments increasing Triarc's taxable income by approximately $140.0 million, the tax effect of which has not yet been determined. Triarc is contesting the majority of the proposed adjustments and, accordingly, the amount and timing of any payments required as a result thereof cannot presently be determined. No tax payments with respect to such years were required in 1996.

     As a result of payments to Triarc in connection with the consummation of the Transactions and certain other transactions, Triarc's liquidity has improved significantly since November 1994, when National Propane reclassified an existing intercompany note from Triarc as a component of stockholders' equity because it determined, based upon circumstances at such time, that Triarc's liquidity position was insufficient to enable Triarc to repay the note. The factors present that resulted in that determination included (i) the reduction of Triarc's consolidated cash to approximately $47.0 million at September 30, 1994 from approximately $119.0 million at December 31, 1993 and (ii) a pending acquisition transaction which, if completed, would have required the utilization of a significant amount of Triarc's available cash.

     There can be no assurance that Triarc will continue to have cash on hand or will in the future receive sufficient distributions from its subsidiaries in order to enable it to satisfy its obligations under the Partnership Loan. The failure of Triarc to make payments of principal and interest on the Partnership Loan when due would have an adverse effect on the ability of the Partnership to make any distributions to Unitholders. Furthermore, as a result of the holding company structure of Triarc, creditors of Triarc, including the Partnership as the holder of the Partnership Note, will effectively rank junior to all creditors of Triarc's other subsidiaries. In the event of the dissolution, bankruptcy, liquidation or reorganization of such subsidiaries, the Partnership as the holder of the Partnership Note would not receive any amounts in respect thereof until after the payment in full of the creditors of such subsidiaries. As of September 30, 1996, the aggregate amount of indebtedness of Triarc and its subsidiaries to which the Partnership as the holder of the Partnership Note would be effectively subordinated would have been approximately $585.8 million. The failure by Triarc to repay the Partnership Loan would have a material adverse effect on the financial condition of the Partnership.

     Triarc is a public company and its Class A Common Stock is listed on the New York Stock Exchange under the symbol 'TRY.' Triarc's principal executive offices are located at 280 Park Avenue, New York, New York 10017 and its telephone number is (212) 451-3000. Certain reports, proxy statements and other information filed by Triarc with the Commission can be obtained from Triarc upon request at no cost and can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such documents can also be inspected at the office of the NYSE, 20 Broad Street, New York, New York 10005.

                       SELECTED HISTORICAL AND PRO FORMA
                   CONSOLIDATED FINANCIAL AND OPERATING DATA

     In connection with the Conveyance, the Partnership became the successor to the businesses of National Propane. Because the Conveyance was a transfer of assets and liabilities in exchange for partnership interests among a controlled group of companies, it has been accounted for in a manner similar to a pooling of interests, resulting in the presentation of the Partnership as the successor to the continuing businesses of National Propane. For purposes only of (i) the 'Summary Historical and Pro Forma Consolidated Financial and Operating Data',
(ii) the following table and the footnotes thereto, (iii) 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and
(iv) the condensed consolidated financial statements and notes thereto, the entity representative of both the operations of (1) National Propane prior to the Conveyance and the Transactions and (2) the Partnership subsequent to the Conveyance and the Transactions, is referred to as 'National'.

     The following table presents selected consolidated financial data of National for each of the years in the two-year period ended April 30, 1993, the ten-month transition period ended December 31, 1993, each of the years in the two-year period ended December 31, 1995 and the nine-month periods ended September 30, 1995 and 1996. The selected consolidated statement of operations data for the ten-month transition period ended December 31, 1993 and for the two years ended December 31, 1994 and 1995 and the selected consolidated balance sheet data as of December 31, 1994 and 1995 have been derived from the financial statements included elsewhere herein, which financial statements have been audited by Deloitte & Touche LLP, independent auditors (whose report makes reference to the report of other auditors), contained elsewhere herein. The selected consolidated statement of operations data for each of the years in the two-year period ended April 30, 1993 and the nine-month periods ended September 30, 1995 and 1996 and the selected consolidated balance sheet data as of April 30, 1992 and 1993, December 31, 1993 and September 30, 1996 have been derived from National's unaudited consolidated financial statements which reflect, in the opinion of National's management, all adjustments necessary to present fairly the data for such periods. Due to the seasonal nature of the National's business, the interim results of operations are not indicative of results to be expected for full years. The following table also presents unaudited selected pro forma consolidated financial data of National for the year ended December 31, 1995 and as of and for the nine months ended September 30, 1996 reflecting the IPO, additional Transactions and the Private Placement as if they had been consummated as of January 1, 1995 with respect to statement of operations data and as of September 30, 1996 with respect to balance sheet data. The unaudited selected pro forma consolidated financial data is not necessarily indicative of the financial position or the results of operations of National had the IPO, additional Transactions and the Private Placement been consummated on the dates indicated or of the future results of operations of National. The data for all of the periods presented below have been restated to reflect the effects of the June 1995 merger of Public Gas with and into National which is further described in Note 3 to the accompanying consolidated financial statements. National's selected historical and pro forma consolidated financial and operating data should be read in conjunction with the consolidated financial statements and notes thereto, the pro forma consolidated financial statements and notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere herein.

                       SELECTED HISTORICAL AND PRO FORMA
             CONSOLIDATED FINANCIAL AND OPERATING DATA--(CONTINUED)

                                                                       HISTORICAL                             PRO FORMA(B)
                                              -------------------------------------------------------------   ------------
                                                FISCAL YEAR ENDED      TEN MONTHS
                                                    APRIL 30,            ENDED              YEAR ENDED DECEMBER 31,
                                              ---------------------   DECEMBER 31,   -------------------------------------
                                                1992         1993       1993(A)        1994                 1995
                                              --------     --------   ------------   --------      -----------------------
                                                                  (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS DATA:
   Operating revenues.......................  $144,667     $151,931     $119,249     $151,651      $148,983     $148,983
   Cost of sales............................   109,329      117,366       92,301      109,683       109,059      109,059
                                              --------     --------   ------------   --------      --------   ------------
   Gross profit.............................    35,338       34,565       26,948       41,968        39,924       39,924
   Selling, general and administrative
     expenses (other than management fees
     charged by parents)....................    16,776       19,578       16,501       18,657        22,423       23,923
   Management fees charged by parents(c)....     3,271        2,328        3,485        4,561         3,000       --
   Facilities relocation and corporate
     restructuring..........................     --           7,647(d)      8,429(d)    --            --          --
                                              --------     --------   ------------   --------      --------   ------------
   Operating profit (loss)..................    15,291        5,012(d)     (1,467)(d)   18,750       14,501       16,001
                                              --------     --------   ------------   --------      --------   ------------
   Interest expense.........................   (17,696)     (16,770)      (9,949)      (9,726)      (11,719)     (11,550)
   Interest income from Triarc(e)...........    16,334       17,127       10,360        9,751         --           5,500
   Other income, net........................     1,699          131        1,727        1,169           904          904
                                              --------     --------   ------------   --------      --------   ------------
                                                   337          488        2,138        1,194       (10,815)      (5,146)
                                              --------     --------   ------------   --------      --------   ------------
   Income before income taxes, extraordinary
     charge and cumulative effect of change
     in accounting principles...............    15,628        5,500          671       19,944         3,686       10,855
   Provision for (benefit from) income
     taxes..................................     5,833        2,624        1,018        7,923         4,291          200
                                              --------     --------   ------------   --------      --------   ------------
   Income (loss) before extraordinary charge
     and cumulative effect of change in
     accounting principles..................     9,795        2,876         (347)      12,021          (605)      10,655
   Extraordinary charge.....................     --           --          --           (2,116)(f)     --          --
   Cumulative effect of change in accounting
     principles.............................     --           6,259(g)     --           --            --          --
                                              --------     --------   ------------   --------      --------   ------------
   Net income (loss)........................  $  9,795     $  9,135     $   (347)    $  9,905      $   (605)    $ 10,655
                                              --------     --------   ------------   --------      --------   ------------
                                              --------     --------   ------------   --------      --------   ------------
   Income before extraordinary charge per
     Unit(h)................................                                                                       $0.91
                                                                                                              ------------
                                                                                                              ------------
BALANCE SHEET DATA (AT PERIOD END):
   Working capital (deficit)................  $(24,469)(i) $ 13,163     $  5,479     $   (631)     $ (4,357)
   Due from Triarc(e).......................    92,804       65,999       71,172        --            --
   Total assets.............................   234,699      218,095      191,955      137,581       139,112
   Long-term debt...........................    78,556       67,511       51,851       98,711       124,266
   Stockholders' equity (deficit)(e)........    81,666       88,063       88,971      (19,502)      (48,600)
   Partners' capital........................     --           --          --            --            --
OPERATING DATA:
   EBITDA(j)................................  $ 23,670     $ 13,087     $  5,483     $ 28,774      $ 25,146     $ 26,646
   Capital expenditures(k)..................     7,039        8,290       11,260       12,593        11,013       11,013
   Retail propane gallons sold(l)...........   145,708      154,839      117,415      152,335       150,141      150,141

                                                                      PRO FORMA(B)
                                                                      ------------
                                                          NINE MONTHS
                                                        ENDED SEPTEMBER
                                              ------------------------------------
                                                1995                1996
                                              ---------   ------------------------
STATEMENT OF OPERATIONS DATA:
   Operating revenues.......................  $102,461    $116,018      $116,018
   Cost of sales............................    77,541      89,097        89,097
                                              ---------   ---------   ------------
   Gross profit.............................    24,920      26,921        26,921
   Selling, general and administrative
     expenses (other than management fees
     charged by parents)....................    15,506      17,009        17,759
   Management fees charged by parents(c)....     2,250       1,500        --
   Facilities relocation and corporate
     restructuring..........................     --          --           --
                                              ---------   ---------   ------------
   Operating profit (loss)..................     7,164       8,412         9,162
                                              ---------   ---------   ------------
   Interest expense.........................    (8,731 )    (9,067 )      (8,494)
   Interest income from Triarc(e)...........     --          1,370         4,120
   Other income, net........................       698         662           662
                                              ---------   ---------   ------------
                                                (8,033 )    (7,035 )      (3,712)
                                              ---------   ---------   ------------
   Income before income taxes, extraordinary
     charge and cumulative effect of change
     in accounting principles...............      (869 )     1,377         5,450
   Provision for (benefit from) income
     taxes..................................      (264 )     1,922           150
                                              ---------   ---------   ------------
   Income (loss) before extraordinary charge
     and cumulative effect of change in
     accounting principles..................      (605 )      (545 )    $  5,300
                                                                      ------------
                                                                      ------------
   Extraordinary charge.....................     --         (2,631 )(f)
   Cumulative effect of change in accounting
     principles.............................     --          --
                                              ---------   ---------
   Net income (loss)........................  $   (605 )  $ (3,176 )
                                              ---------   ---------
                                              ---------   ---------
   Income before extraordinary charge per
     Unit(h)................................                               $0.45
                                                                      ------------
                                                                      ------------
BALANCE SHEET DATA (AT PERIOD END):
   Working capital (deficit)................              $ 11,883      $ 19,250
   Due from Triarc(e).......................                40,700        40,700
   Total assets.............................               175,675       183,042
   Long-term debt...........................               126,968       126,968
   Stockholders' equity (deficit)(e)........                 --           --
   Partners' capital........................                26,542        33,909
OPERATING DATA:
   EBITDA(j)................................  $ 13,852      16,711      $ 17,461
   Capital expenditures(k)..................     6,933       5,553         5,553
   Retail propane gallons sold(l)...........   101,809     110,616       110,616

------------

 (a) In  October  1993 National's  fiscal year  ended April  30 and  Public Gas'
     fiscal year ended February 28 were changed to a calendar year ended December 31. In order to conform the reporting periods of the combined entities and to select a period deemed to meet the Securities and Exchange Commission requirement for filing financial statements for a period of one year, the ten-month period ended December 31, 1993 ('Transition 1993') has been presented above and in the accompanying consolidated financial statements. The selected consolidated financial and operating data as of and for the fiscal years ended April 30, 1992 and 1993 ('Fiscal 1993'), however, reflect the former year-ends of both National and Public Gas. Accordingly, Fiscal 1993 and Transition 1993 each include the results of National for the two-month period ended April 30, 1993 as follows:
     Operating revenues -- $28,266; Operating loss -- $(5,190); Net loss -- $(3,375) (see Note (d) below).

 (b) For a description of the adjustments and assumptions used in preparing the Unaudited Pro Forma Condensed Consolidated Financial and Operating Data, see Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statement of Operations included elsewhere herein.

 (c) Management fees charged by parents include costs charged to National by Triarc and to Public Gas by SEPSCO, its parent prior to the Merger. (See
     Note 19 to the accompanying consolidated financial statements for further discussion).

 (d) Includes certain significant pretax charges recorded in April 1993 affecting Fiscal 1993 and Transition 1993 operating profit consisting of
     (i) $8.4 million of facilities relocation and corporate restructuring charges ($7.6 million of which affected both Fiscal 1993 and Transition 1993 due to National's April 1993 being included in both periods and $0.8 million of which affected only Transition 1993) and (ii) $0.5 million of allocated costs of a payment to the Special Committee of Triarc's Board of Directors ($0.4 million of which affected both Fiscal 1993 and Transition
     1993). (See Note 20 to the accompanying consolidated financial statements).

 (e) In November, 1994, National reclassified its receivable from Triarc as a component of stockholders' equity and began reserving all interest accrued subsequent thereto. Receivables from SEPSCO are classified as a component of

                                                    (see footnotes on next page)

(footnotes from preceding page)
     stockholders' equity for all of the above periods. (See Note 13 to the accompanying consolidated financial statements).

 (f) The extraordinary charges primarily represent the write-off of unamortized deferred financing costs and original issue discount (in the 1994 period), net of income taxes, associated with the early extinguishment of debt.

 (g) The cumulative effect of change in accounting principles resulted from National's adoption of SFAS No. 109 effective May 1, 1992.

 (h) See Note (f) of Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations included elsewhere herein for details relating to the calculation of net income per Unit.

 (i) Reflects the classification of $35.0 million of long-term debt, which was repaid in Fiscal 1993, as a current liability.

 (j) EBITDA is defined as operating profit (loss) plus depreciation and amortization (excluding amortization of deferred financing costs). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under generally accepted accounting principles, but provides additional information for evaluating National's ability to distribute the Minimum Quarterly Distribution. Cash flows in accordance with generally accepted accounting principles consist of cash flows from (i) operating, (ii) investing and (iii) financing activities. Cash flows from operating activities reflect net income (loss) (including charges for interest and income taxes not reflected in EBITDA), adjusted for (i) all non-cash charges or income (including, but not limited to, depreciation and amortization) and (ii) changes in operating assets and liabilities (not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA. For a discussion of National's operating performance and cash flows provided by (used in) operating, investing and financing activities, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

 (k) National's capital expenditures, including capital leases, fall generally into three categories: (i) maintenance capital expenditures, which include expenditures for replacement of property, plant and equipment, (ii) growth capital expenditures for the expansion of existing operations, and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations.

     An analysis by category for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1995 and 1996 is as follows:

                                                                                                     NINE MONTHS
                                                                                YEAR ENDED         ENDED SEPTEMBER
                                                                               DECEMBER 31,              30,
                                                                            ------------------     ----------------
                                                                             1994       1995        1995      1996
                                                                            -------    -------     ------    ------
                                                                                        (IN THOUSANDS)
Maintenance(1)...........................................................   $ 4,228    $ 4,030     $3,670    $2,275
Growth...................................................................     3,672      4,936      3,104     2,722
Acquisition..............................................................     4,693      2,047(2)     159       556
                                                                            -------    -------     ------    ------
     Total...............................................................   $12,593    $11,013     $6,933    $5,553
                                                                            -------    -------     ------    ------
                                                                            -------    -------     ------    ------

        --------------------
        (1) Includes expenditures not expected to occur on an annual basis as follows: 1994 -- $1,790 (primarily computer hardware and systems installation); 1995 -- $590 (primarily the purchase of an airplane).
        (2) Includes $1,864 of assets purchased  and contributed by Triarc  (see
            Note 19 to the accompanying consolidated financial statements).

 (l) Retail  propane gallons sold  includes sales to  (i) residential customers,
     (ii) commercial and industrial customers, (iii) agricultural customers, and
     (iv) dealers (located primarily in the Northeast) that resell propane to residential and commercial customers.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW UNDER THIS CAPTION CONSTITUTE 'FORWARD-LOOKING STATEMENTS' WITHIN THE MEANING OF THE REFORM ACT. SEE 'SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS' ON PAGE 4 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

     In connection with the Conveyance, the Partnership became the successor to the business of National Propane. Because the Conveyance was a transfer of assets and liabilities in exchange for partnership interests among a controlled group of companies, it has been accounted for in a manner similar to a pooling of interests, resulting in the presentation of the Partnership as the successor to the continuing businesses of National Propane. For purposes only of (i) the 'Summary Historical and Pro Forma Consolidated Financial and Operating Data,'
(ii) the 'Selected Historical and Pro Forma Consolidated Financial and Operating Data,' (iii) this section and (iv) the condensed consolidated financial statements and notes thereto, the entity representative of both the operation of
(1) National Propane prior to the Conveyance and the Transactions and (2) the Partnership subsequent to the Conveyance and the Transactions, is referred to as 'National.'

GENERAL

     National (referred to as the 'Company' in the audited consolidated financial statements set forth elsewhere herein) is primarily engaged in (i) the retail marketing of propane to residential customers, commercial and industrial customers, agricultural customers and to dealers (located primarily in the Northeast) that resell propane to residential and commercial customers, and (ii) the retail marketing of propane-related supplies and equipment, including home and commercial appliances. National believes it is the sixth largest retail marketer of propane in terms of retail volume in the United States, supplying approximately 250,000 active retail and wholesale customers in 25 states through its 166 service centers. National's operations are concentrated in the Midwest, Northeast, Southeast and Southwest regions of the United States.

     National residential and commercial customers use propane primarily for space heating, water heating, clothes drying and cooking. In the industrial market propane is used as a motor fuel for over-the-road vehicles, forklifts and stationary engines, to fire furnaces, as a cutting gas and in other process applications. Agricultural customers use propane for tobacco curing, crop drying, poultry brooding and weed control. Dealers re-market propane in small quantities, primarily in cylinders, for residential and commercial uses.

     The retail propane sales volumes are very dependent on weather conditions. National sells approximately 66% of its retail volume during the first and fourth quarters, which are the winter heating season. As a result, cash flow is greatest during the first and fourth quarters as customers pay for their purchases. Propane sales are also dependent on climatic conditions which may affect agricultural regions. National believes that its exposure to regional weather patterns is lessened because of the geographic diversity of its areas of operations and through sales to commercial and industrial markets, which are not as sensitive to variations in weather conditions.

     Gross profit margins are not only affected by weather patterns but also by changes in customer mix. In addition, gross profit margins vary by geographical region. Accordingly, profit margins could vary significantly from year to year in a period of identical sales volumes.

     National reports on a calendar year basis; accordingly its results are affected by two different winter heating seasons: the end of the first year's heating season, National's first fiscal quarter, and the beginning of the second heating season, National's fourth fiscal quarter.

     Profitability is also affected by the price and availability of propane. Worldwide availability of both gas liquids and oil affects the supply of propane in domestic markets. National does not believe it is overly dependent on any one supplier. National primarily buys propane on both one year contracts and the spot market and generally does not enter into any fixed price take-or-pay contracts. Furthermore, National purchases propane from a wide variety of sources. In 1995 and in the first three quarters of 1996, no provider supplied over 15% of National's propane needs.

     Based on demand and weather conditions the price of propane can change quickly over a short period of time; in most cases the increased cost of propane is passed on to the customer. However, in cases where increases cannot be passed on or when the price of propane escalates faster than the Partnership's ability to raise customer prices, margins will be negatively affected. In the fourth quarter of 1996, the price of propane was significantly higher than historical levels. Between November 1, 1996 and December 31, 1996, the price of propane in the spot market at Mont Belvieu, Texas, the largest storage facility in the United States, averaged $0.5953 per gallon, with a high of $0.7050 per gallon on December 16, 1996 and a low of $0.4875 per gallon on December 31, 1996. During the 1995-96 winter season, from November 1, 1995 to March 31, 1996, the price of propane at Mont Belvieu averaged $0.3672 per gallon, with a high of $0.5250 on February 15, 1996 and a low $0.3037 on November 15, 1995. Between November 1, 1996 and December 31, 1996, the price of propane in the spot market at Conway, Kansas averaged $0.7494 per gallon, with a high of $1.04 per gallon on December 16, 1996 and a low of $0.5100 per gallon on November 7, 1996. During the 1995-96 winter season, from November 1, 1995 to March 31, 1996, the price of propane at Conway averaged $0.3713 per gallon, with a high of $0.4363 on February 15, 1996 and a low $0.3237 on November 15, 1995. The Partnership has to date purchased a significant amount of its propane in the Conway, Kansas spot market. Although the increased wholesale price of propane has increased the Partnership's revenues for the fourth quarter of 1996, the Partnership was unable to fully pass on the increased product cost to its customers resulting in a lower per gallon profit margin. As a result, the Partnership expects that it will have slightly lower operating income for the fourth quarter of 1996 compared to the corresponding period of 1995.

     The propane industry is very competitive. National competes against other major propane companies as well as local marketers in most of its markets, with the most competition in the Midwest United States. Propane also competes against other energy sources, primarily natural gas, oil and electricity.

     The following discussion compares the results of operations for the nine months ended September 30, 1996 with the nine months ended September 30, 1995, the year ended December 31, 1995 with the year ended December 31, 1994 and the year ended December 31, 1994 with the twelve months ended December 31, 1993. All of such periods reflect the effects of the June 1995 merger (the 'Merger') of Public Gas Company with and into National. Because the Merger was a transfer of assets and liabilities in exchange for shares among a controlled group of companies, it has been accounted for in a manner similar to a pooling of interests and, accordingly, all prior periods have been restated to reflect the Merger.

RESULTS OF OPERATIONS

     In connection with National's change in fiscal year end during 1993, as described in Note 4 to the consolidated financial statements for the year ended December 31, 1995 appearing elsewhere herein, National's audited financial statements include the ten-month transition period ended December 31, 1993. Solely for purposes of comparing the results of operations of National for 1994 with those of the comparable twelve-month period, the statement of operations for the ten-month transition period ended December 31, 1993 has been combined with the results of operations for the two-month period ended February 28, 1993 to form the combined unaudited twelve months ended December 31, 1993 which is presented below along with the comparable amounts for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1995 and 1996:

                        NATIONAL PROPANE PARTNERS, L.P.
          (SUCCESSOR TO NATIONAL PROPANE CORPORATION AND SUBSIDIARIES)
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   TWELVE MONTHS         YEAR ENDED             NINE MONTHS
                                                       ENDED            DECEMBER 31,        ENDED SEPTEMBER 30,
                                                   DECEMBER 31,     --------------------    --------------------
                                                       1993           1994        1995        1995        1996
                                                   -------------    --------    --------    --------    --------
                                                                          (IN THOUSANDS)
Revenues........................................     $ 154,841      $151,651    $148,983    $102,461    $116,018
Costs and expenses:
     Cost of sales..............................       117,950       109,683     109,059      77,541      89,097
     Selling, general and administrative
       expenses.................................        18,881        18,657      22,423      15,506      17,009
     Management fees charged by parents.........         4,242         4,561       3,000       2,250       1,500
     Facilities relocation and corporate
       restructuring............................         8,429         --          --          --          --
                                                   -------------    --------    --------    --------    --------
                                                       149,502       132,901     134,482      95,297     107,606
                                                   -------------    --------    --------    --------    --------
          Operating profit......................         5,339        18,750      14,501       7,164       8,412
Other income (expense):
     Interest expense...........................       (12,737)       (9,726)    (11,719)     (8,731)     (9,067)
     Interest income from Triarc................        13,342         9,751       --             --       1,370
     Other income, net..........................         1,408         1,169         904         698         662
                                                   -------------    --------    --------    --------    --------
                                                         2,013         1,194     (10,815)     (8,033)     (7,035)
                                                   -------------    --------    --------    --------    --------
     Income (loss) before income taxes and
       extraordinary charge.....................         7,352        19,944       3,686        (869)      1,377
Provision for (benefit from) income taxes.......         3,671         7,923       4,291        (264)      1,922
                                                   -------------    --------    --------    --------    --------
     Income (loss) before extraordinary
       charge...................................         3,681        12,021        (605)       (605)       (545)
Extraordinary charge............................       --             (2,116)      --          --         (2,631)
                                                   -------------    --------    --------    --------    --------
          Net income (loss).....................     $   3,681      $  9,905    $   (605)   $   (605)   $ (3,176)
                                                   -------------    --------    --------    --------    --------
                                                   -------------    --------    --------    --------    --------

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Revenues. Revenues increased $13.6 million, or 13.2%, to $116.0 million in the nine months ended September 30, 1996 as compared to $102.5 million for the nine months ended September 30, 1995 with propane revenues increasing $13.9 million, or 14.9% to $107.8 million in 1996 compared with $93.9 million in 1995. The increase is principally due to increased propane sales volume as retail gallons sold for 1996 increased 8.8 million gallons, or 8.7%, to 110.6 million gallons in 1996 compared to 101.8 million gallons in 1995. Based on Degree Days data (the 'Degree Days Data'), published by the National Climatic Data Center, as applied to the geographical regions of National's operations, the nine month period ended September 30, 1996 was 8.7% colder than the nine months ended September 30, 1995. The $14.0 million increased propane revenue is due to volume increases ($8.1 million) and increased selling price due to increased costs ($7.7 million), partially offset by a decrease due to a shift in customer mix toward lower-priced commercial accounts ($1.8 million). National's other lines of revenue, primarily appliance sales and tank and equipment rental income, did not change significantly from period to period.

     Gross Profit. Gross profit increased $2.0 million, or 8.0%, to $26.9 million in 1996 compared with $24.9 million in 1995 due principally to higher propane sales volume ($4.5 million) in 1996 compared with 1995 offset by lower margins due to (i) increased product costs which could not be fully passed on to certain customers in the form of higher selling prices, (ii) a shift in the customer mix toward lower-margin commercial accounts ($1.8 million), (iii) slightly higher operating expenses included in cost of sales ($0.3 million) and
(iv) lower margins on other product lines ($0.4 million). The increase in operating expenses is due to National beginning operations at five new propane plants during the last quarter of 1995 and the first half of 1996. These plants have not yet achieved sales volumes to make a positive contribution to gross profit.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.5 million, or 9.7%, to $17.0 million in 1996 compared with $15.5 million in 1995 due principally to increases in bad debt expense, insurance costs, rent expense and business taxes, as well as stand-alone costs associated with the Partnership effective July 2, 1996.

     Management Fees Charged By Parents. Management fees decreased $0.8 million to $1.5 million in 1996 compared to $2.3 million in 1995 due to management fees being eliminated upon the commencement of the operations of the Partnership.

     Interest Expense. Interest expense increased $0.3 million, or 3.9%, to $9.0 million in 1996 compared to $8.7 million in 1995. This increase was due to higher average borrowings partially offset by lower average interest rates.

     Interest Income from Triarc. Interest income from Triarc in 1996 is due to interest on the Partnership Loan to Triarc.

     Other Income, Net. Other income, net remained constant in 1996 and 1995.

     Provision for Income Taxes. The provision for income taxes in 1996 and 1995 is related to National's operations prior to the IPO. The Partnership and the Operating Partnership are not tax paying entities except for NSSI, the wholly-owned corporate subsidiary. As such, the 1996 period does not include a tax benefit on the third quarter loss, a seasonally weak quarter.

     Extraordinary Charge. The extraordinary charge in 1996 is a result of the early extinguishment of $128.5 million of existing indebtedness and consists primarily of the write-off of deferred financing costs of $2.6 million, net of income tax benefit of $1.7 million.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues. Revenues declined $2.7 million, or 1.8%, to $149.0 million in 1995 compared with $151.7 million in 1994 with propane revenues decreasing $2.3 million, or 1.6%, to $136.3 million in 1995 (compared with $138.6 million in
1994). This decrease is principally due to reduced propane sales volume as retail gallons sold for 1995 decreased 2.2 million, or 1.4%, to 150.1 million in 1995 compared with 152.3 million in 1994. This decrease in propane sales volume is primarily the net effect of an unusually warm winter season in the first quarter of 1995 partially offset by (i) the impact of acquisitions which were made in the second half of 1994 and the second half of 1995, and (ii) a slightly colder fourth quarter in 1995. Based on Degree Days Data, as applied to the geographical regions of National's operations, the first quarter of 1995 was 14.4% warmer than the first quarter of 1994. During the first quarter of 1995, excluding the positive impact of increased volumes due to acquisitions, National sold 8.6 million fewer gallons than during the same quarter in 1994. Partially offsetting the impact of the warmer temperatures was (i) an increase of 5.9 million gallons from businesses acquired during the second half of 1994 and the first quarter of 1995, and (ii) higher volume resulting from slightly colder temperatures in the fourth quarter of 1995. A slight decrease in National's other lines of revenue, primarily appliance sales, accounted for the remainder of the decrease in revenues.

     Gross Profit. Gross profit declined $2.0 million, or 4.8%, to $39.9 million in 1995 compared with $41.9 million in 1994 due principally to (i) the lower propane sales volume in 1995 compared with 1994, and (ii) lower profit margins (26.8% in 1995 compared with 27.7% in 1994) reflecting higher product costs. These higher product costs could be passed along only in part to customers in the form of higher selling prices and were partially offset by lower overhead costs.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.8 million, or 20.2%, to $22.4 million in 1995 compared with $18.6 million in 1994. This increase reflects higher costs for (i) medical benefits, (ii) costs relating to new marketing programs initiated in 1995 and (iii) increased amortization of Goodwill and other intangibles. The increased amortization of Goodwill and other intangibles reflects (i) the full year effects of acquisitions in 1994 as well as Goodwill 'pushed down' to Public Gas in April 1994 in connection with the SEPSCO Merger discussed in Note 14 to the consolidated financial statements included elsewhere herein and (ii) the effect of acquisitions in 1995.

     Management Fees Charged by Parents. Management fees decreased $1.6 million to $3.0 million in 1995 compared with $4.6 million in 1994. This decrease resulted from $1.6 million of management fees charged in 1994 by SEPSCO for services provided to Public Gas Company ('Public Gas'). No such fees were charged in 1995 since the management services to Public Gas were provided by the management of National.

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     Operating Profit. Operating profit declined  by $4.2 million, or 22.7%,  to
$14.5 million in 1995 compared with $18.7 million in 1994 due to the factors noted above.

     Interest Expense. Interest expense increased $2.0 million, or 20.5%, to $11.7 million in 1995 compared with $9.7 million in 1994. This increase was due to higher borrowings under National's revolving credit and term loan agreement, including the full year 1995 effect of borrowings in October 1994 to finance a $40.0 million dividend to Triarc, and was only partially offset by lower interest rates.

     Interest Income from Triarc. The interest income from Triarc of $9.8 million in 1994 did not recur in 1995 due to National's reclassification of its receivable from Triarc as a component of stockholders' equity in November 1994. This reclassification occurred because Triarc's liquidity position was no longer sufficient to enable it to repay the receivable and, therefore, the receivable was no longer expected to be repaid except through an equity transaction. Concurrent with the reclassification, National ceased accruing interest on the receivable.

     Other Income, Net. Other income, net decreased $0.3 million to $0.9 million in 1995 compared with $1.2 million in 1994 principally due to lower interest income from finance charges on appliance sales.

     Provision for Income Taxes. The provision for income taxes in 1995 and 1994 reflect effective rates of 116% and 40%, respectively. The higher 1995 rate reflects a $2.5 million provision for income tax contingencies in 1995 relating to proposed adjustments raised by the Internal Revenue Service for the tax years 1989 through 1992 (see Note 11 of notes to consolidated financial statements).

     Extraordinary Charge. In 1994, National recognized an extraordinary charge of $2.1 million in connection with the early extinguishment of its 13 1/8% senior subordinated debentures due 1999 (the '13 1/8% Debentures') consisting of the write-off of previously unamortized deferred financing costs of $0.9 million and previously unamortized original issue discount of $2.6 million, net of income tax benefit of $1.4 million.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1993 (UNAUDITED)

     Revenues. Revenues decreased $3.1 million, or 2.1%, to $151.7 million in 1994 compared with $154.8 million in 1993 with propane revenues decreasing $1.2 million, or 0.8%, to $138.5 million in 1994 compared with $139.7 million in 1993. The decrease is principally due to reduced propane sales volume as gallons sold for 1994 decreased 1.3 million, or 0.8%, to 152.3 million in 1994 compared with 153.6 million in 1993. Based on Degree Days Data applicable to the geographic regions in which National operates, 1994 was 6.2% warmer than 1993. During the fourth quarter of 1994, reflecting the warm winter season and excluding the positive impact of increased volumes from acquisitions, National sold 8.3 million fewer gallons than in the same quarter in 1993. Also, reflecting the warmer 1994 weather, National sold 2.5 million fewer gallons during the second and third quarters of 1994 compared to the year ago period, exclusive of the effect of acquisitions. During the first quarter of 1994, which was colder than in the same quarter in 1993, National sold 3.4 million more gallons than during the same quarter in 1993, excluding the positive impact of acquisitions. Partially offsetting the impact of the warm temperatures was an increase in 1994 over 1993 of 6.1 million gallons from businesses acquired in 1994. Revenues from leasing vehicles and other equipment to affiliates and former affiliates of National decreased to $0.1 million in 1994 from $2.4 million in 1993. Such leasing business was significantly curtailed after SEPSCO disposed of certain operations which were the principal customers of the leasing operations.

     Gross Profit. Gross profit increased $5.1 million, or 13.8%, to $42.0 million in 1994 despite the decrease in sales volume and leasing activity revenues noted above. This improvement resulted from (i) lower costs of propane reflecting economies gained through centralized purchasing (only a small percentage of which was passed on to customers in the form of lower selling prices), (ii) lower delivery costs associated with efficiency initiatives commenced in August 1993 and (iii) increased tank and cylinder rental income with no significant related costs.

     Selling,  General  and  Administrative   Expenses.  Selling,  general   and
administrative expenses were relatively unchanged amounting to $18.7 million for 1994 compared with $18.9 million in 1993.

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     Management  Fees Charged by Parents. Management fees increased $0.3 million to $4.6 million in 1994 compared with $4.3 million in 1993. This increase reflects a slightly higher relative allocation of costs to National for management services compared with Triarc's other affiliates.

     Facilities Relocation and Corporate Restructuring. The $8.4 million of facilities relocation and corporate restructuring costs in 1993 relate to the change in control of National and Triarc that occurred in April 1993. Included in this charge are (a) National's allocated share of the estimated costs of (i) terminating the lease on Triarc's then existing corporate facility and (ii) entering into a consulting agreement with the former Vice Chairman of Triarc for which no substantial services are required and for which Triarc has not received and does not expect to receive any services that will have substantial value to Triarc and its subsidiaries and (b) the estimated costs of (i) conforming subsidiary identifications to National, (ii) training employees to use the new management information system necessitated by National's new centralized operating strategy, (iii) terminating employees and related severance payments and (iv) relocating and reorganizing National's corporate headquarters. Such costs are further described in Note 20 to National's financial statements appearing elsewhere herein. No similar charges were incurred in 1994.

     Operating Profit. Operating profit increased by $13.4 million to $18.7 million in 1994 compared with $5.3 million in 1993 due to the factors noted above.

     Interest Expense. Interest expense decreased by $3.0 million to $9.7 million in 1994 compared with $12.7 million in 1993. This decrease reflects lower average borrowing levels and, to a lesser extent, the lower interest rates of a new revolving credit and term loan agreement entered into by National in 1994.

     Interest Income from Triarc. Interest income from Triarc decreased $3.5 million to $9.8 million in 1994 compared with $13.3 million in 1993 principally reflecting the $40.0 million collection on the receivable from Triarc in April 1993 and, to a lesser extent, lower interest income in 1994 due to the aforementioned November 1994 reclassification of the receivable from Triarc as a component of stockholders' equity compared with a full year of such income in 1993.

     Provision for Income Taxes. The provision for income taxes in 1994 and 1993 reflects effective rates of 40% and 50%, respectively. The decrease is principally due to the effects in 1993 of (i) the nondeductible costs allocated to National of a consulting agreement between Triarc and its former Vice Chairman referred to above and (ii) the effect on net deferred income tax liabilities of the 1% increase in the Federal income statutory tax rate to 35% effective in 1993.

     Extraordinary Charge. In 1994 National recognized the previously discussed extraordinary charge in connection with the early extinguishment of the 13 1/8% Debentures.

LIQUIDITY AND CAPITAL RESOURCES

     National's cash balances increased $1.8 million during the nine-month period ended September 30, 1996 to $4.7 million and decreased $1.2 million during the full year 1995 to $2.8 million as of December 31, 1995 from $4.0 million as of December 31, 1994. The increase during the 1996 nine-month period reflected cash provided by operating activities of $13.2 million offset by cash used in investing activities of $5.8 million and cash used in financing activities of $5.6 million. The decrease in 1995 resulted from cash provided by operating activities of $15.9 million more than offset by cash used in investing and financing activities of $9.5 million and $7.6 million, respectively.

     The cash flows from operating activities of $13.2 million in the 1996 period consisted of a net loss of $3.2 million offset by non-cash charges of $11.7 million, principally depreciation and amortization and write-off of deferred financing costs, and a $4.7 million decrease in working capital. The change in working capital is primarily made up of a seasonal decrease in receivables ($5.2 million) offset by a seasonal increase in inventories ($3.6 million) and an increase in accounts payable and accrued expenses ($3.1 million). The increase in accounts payable and accrued expenses is primarily due to accrued interest on the First Mortgage Notes and an increase in accrued casualty insurance reserves as a result of National's periodic examination of its reserves. The cash provided by operating activities during the full year 1995 of $15.9 million resulted from a net loss of $0.6 million more than offset by noncash charges of $14.8 million and a $1.7 million reduction in working capital.

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
     Cash used  in  investing  activities during  the  nine-month  period  ended
September 30, 1996 and the year ended December 31, 1995 included capital expenditures, excluding capital leases and acquisitions, amounting to $5.0 million and $8.1 million, respectively. Of the amount for the nine-month period ended September 30, 1996, $2.3 million was for recurring maintenance and $2.7 million was to support growth of operations. Of the 1995 amount, $2.6 million was for recurring maintenance needed to sustain National's operations at current levels, $0.6 million was for projects of a non-recurring nature and $4.9 million was to support growth of operations. Recurring maintenance expenditures consisted primarily of expenditures for maintenance of equipment to support current business levels. National budgeted maintenance capital expenditures and growth capital expenditures for the fourth quarter of 1996 of approximately $1.0 million and $0.8 million, respectively, and had outstanding commitments amounting to $1.2 million for such capital expenditures as of September 30, 1996.

     Cash paid for business acquisitions in 1995 amounted to $0.4 million for three acquisitions. In addition, Triarc acquired a propane distribution business for approximately $4.2 million in 1995 which it contributed to National. During 1996, National Propane acquired four unaffiliated propane distributors for an aggregate of $1.0 million.

     In December 1995, National borrowed $30.0 million under the Former Credit Facility, and dividended such amount to subsidiaries of Triarc ($22.7 million) and SEPSCO ($7.3 million) in proportion to their respective percentage ownership in National. On February 22, 1996, the 11 7/8% senior subordinated debentures of SEPSCO were redeemed. The cash for such redemption came from the proceeds of the $30.0 million of borrowings (which were restricted, under the Former Credit Facility, to the redemption of the 11 7/8% Debentures), liquidation of marketable securities and existing cash balances. The indebtedness incurred in part to finance such redemption was repaid in connection with the Transactions.

     Cash  used by  financing activities of  $5.6 million  during the nine-month period ended September 30, 1996 primarily reflects the IPO and the private placement of First Mortgage Notes offset by the repayment of the previous debt facilities and the payment of a dividend and inter-company balances to Triarc. Cash used in financing activities during 1995 of $7.6 million reflected the aggregate $30.0 million dividend paid to subsidiaries of Triarc and SEPSCO and $0.8 million of deferred financing costs partially offset by net borrowings of long-term debt of $23.2 million. Such net borrowings principally result from the $30.0 million borrowing under the Former Credit Facility in December 1995 discussed above, less $9.5 million of repayments of Former Credit Facility term loans.

     Total partners' capital at September 30, 1996 was $26.5 million as compared to a total stockholders' deficit of $48.6 million at December 31, 1995. The increase of $75.1 million reflects the $117.9 million net proceeds of the IPO and the retention of $19.7 million of net liabilities by the Managing General Partner offset by $59.3 million which was used to pay a dividend to Triarc at the time of the IPO and the net loss of $3.2 million for the nine month period ended September 30, 1996. Total stockholders' deficit increased $29.1 million during 1995 from a deficit of $19.5 million at December 31, 1994, principally reflecting the $30.0 million dividend to subsidiaries of Triarc and SEPSCO discussed above. In addition, the increase of $2.6 million in the receivable from SEPSCO, which is classified as a component of stockholders' equity, and the net loss of $0.6 million incurred during 1995 contributed to the deficit increase but were more than offset by the capital contribution from Triarc of two propane gas businesses it had acquired in 1995 amounting to $4.2 million.

     The Operating Partnership entered into a $55 million Bank Credit Facility, which includes a $15 million Working Capital Facility to be used for working capital and other general partnership purposes and a $40 million Acquisition Facility. At December 31, 1996, $6.0 million and $1.9 million were outstanding under the Working Capital Facility and the Acquisition Facility, respectively. The Partnership expects to meet its requirements for its capital expenditures, acquisition programs and debt service through a combination of cash flow from operations, the availability of the Bank Credit Facility and the interest on the Partnership Loan.

     National's principal cash requirements are maintenance capital expenditures (currently budgeted at $3.5 million for the year ending December 31, 1997), and funds for growth and business acquisitions, if any. There were no scheduled principal repayments in 1996 under the Bank Credit Facility or the First
Mortgage Notes. The Working Capital Facility requires that for a period of at least 30 consecutive days

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in each year between March 1 and August 31, the principal amount outstanding  be reduced to zero. There are no scheduled principal repayments in 1997 with respect to the First Mortgage Notes.

INITIAL PUBLIC OFFERING OF COMMON UNITS AND OTHER TRANSACTIONS

     The Partnership was organized on March 13, 1996 and was formed to acquire, own and operate National Propane's propane business and substantially all of the related assets of National Propane. The Partnership's activities are conducted through the Operating Partnership (including a wholly-owned corporate subsidiary of the Operating Partnership). In connection with the IPO, National Propane conveyed substantially all of its propane-related assets and liabilities (other than amounts due from a parent, deferred financing costs and income tax liabilities) to the Operating Partnership.

     The Partnership issued 6,190,476 Common Units at an offering price of $21.00 per Common Unit, representing limited partner interests in the Partnership, pursuant to the IPO and concurrently issued 4,533,638 Subordinated Units, representing subordinated general partner interests in the Partnership, as well as an aggregate 4% unsubordinated general partner interest in the Partnership and the Operating Partnership, on a combined basis, to the Managing General Partner and the Special General Partner.

     As a result of (i) the IPO and the issuance of 111,104 Common Units pursuant to the exercise of the IPO Over-Allotment Option, (ii) the issuance of the First Mortgage Notes, (iii) the repayment of all borrowings under the Former Credit Facility, (iv) the Partnership Loan of $40.7 million and dividend to Triarc of $59.3 million, respectively and (v) certain other related transactions, as of September 30, 1996, the Operating Partnership had aggregate partners' capital of $26.5 million representing an increase of $75.1 million over the stockholders' deficit of National Propane of $48.6 million as of
December 31, 1995, before the effects of such transactions. The Operating Partnership also has a cash interest-bearing receivable from Triarc of $40.7 million. The Partnership's operating cash flows also reflect (i) interest income on the $40.7 million receivable from Triarc ($5.5 million annually, reflecting the 13.5% interest rate), (ii) reduced interest expense reflecting lower debt levels and (iii) significantly reduced Federal income taxes since the Partnership is not subject to future income taxes on its propane-related income (such taxes will be borne by its partners).

CONTINGENCIES

     In May 1994 National Propane was informed of coal tar contamination which was discovered at one of its properties in Wisconsin. National Propane purchased the property from a company which had purchased the assets of a utility which had previously owned the property. National Propane believes that the contamination occurred during the use of the property as a coal gasification plant by such utility. In order to assess the extent of the problem, National Propane engaged environmental consultants who began work in August 1994. In December 1994 the environmental consultants provided a report to National Propane which indicated the estimated range of potential remediation costs to be between approximately $0.4 million and $0.9 million depending upon the actual extent of impacted soils, the presence and extent, if any, of impacted groundwater and the remediation method actually required to be implemented. In February 1996, based upon new information, National Propane's environmental consultants provided a second report which presented the two most likely remediation methods and revised the estimates of the costs of such methods. The range of estimated costs for the first method, which involves treatment of groundwater and excavation, treatment and disposal of contaminated soil, is from $1.6 million to $3.3 million. The range for the second method, which involves only treatment of groundwater and the building of a soil containment wall, is from $0.4 million to $0.8 million. Based on discussions with National Propane's environmental consultants, both methods are acceptable remediation plans. National Propane, however, will have to agree on a final plan with the State of Wisconsin. Since receiving notice of the contamination, National Propane has engaged in discussions of a general nature concerning remediation with the State of Wisconsin. These discussions are ongoing and there is no indication as yet of the time frame for a decision by the State of Wisconsin on the method of remediation. Accordingly, it is unknown which remediation method will be used. National Propane is also engaged in ongoing discussions of a general nature with the successor to the utility that operated a coal gasification plant on the property. There is as yet no indication that the

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successor will share the costs of remediation. National Propane, if found liable for any of such costs, would attempt to recover such costs from the successor owner. National Propane has notified its insurance carriers of the contamination and the likely incurrence of costs to undertake remediation. Pursuant to a lease relating to the Marshfield facility, the ownership of which was not transferred to the Operating Partnership at the closing of the IPO, the Partnership has agreed to be liable for any costs of remediation in excess of any amounts recovered from such successor or from insurance. Since no amount within the ranges of remediation costs can be determined to be a better estimate, National has accrued $0.4 million at December 31, 1995 and September 30, 1996, in order to provide for the minimum costs estimated for the second remediation method,
incurred  legal  fees   and  other   professional  costs.   See  'Business   and
Properties  -- Transfer of the Partnership Assets.' The ultimate outcome of this
matter  cannot  presently  be  determined  and,  depending  upon  the  cost   of
remediation required, may have a material adverse effect on the Partnership's consolidated financial position, results of operations or ability to make the Minimum Quarterly Distribution to all Unitholders.

     The IRS is currently finalizing its examination of Triarc's Federal income tax returns for the tax years 1989 through 1992 and has issued to date notices of proposed adjustments relating to National Propane. Such notices propose increasing National Propane's taxable income by approximately $22.5 million, the tax effect of which has not yet been determined. During 1995 National Propane provided $2.5 million relating to the proposed adjustments. In connection with the formation of the Partnership, the tax sharing agreement between Triarc and National Propane was amended to provide that Triarc would be responsible for any Federal income tax liability with respect to the proposed adjustments. The amount and timing of any payments required as a result of such proposed adjustments cannot presently be determined. No tax payments with respect to such years were required in 1996. (See Note 11 to the Consolidated Financial Statements included elsewhere herein.)

     The Partnership is involved in ordinary claims, litigation and administrative proceedings and investigations of various types in several jurisdictions incidental to its business. In the opinion of management of the Managing General Partner, the outcome of any such matter, or all of them combined, will not have a material adverse effect on National's consolidated financial condition or results of operations.

DESCRIPTION OF INDEBTEDNESS

  DESCRIPTION OF FIRST MORTGAGE NOTES

     Immediately prior to the IPO, the Managing General Partner issued $125 million aggregate principal amount of First Mortgage Notes in a private placement, which First Mortgage Notes were assumed by the Operating Partnership in connection with the Conveyance. The following is a summary of the material terms of the First Mortgage Notes, all of which were issued pursuant to Note Agreements entered into among the Managing General Partner, the Operating
Partnership and each purchaser of the First Mortgage Notes (collectively, the 'Note Agreements'), which is an exhibit to the Registration Statement of which this Prospectus is a part. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE NOTE AGREEMENTS.

     The Operating Partnership's obligations under the Note Agreements and the First Mortgage Notes are secured, on an equal and ratable basis with the Operating Partnership's obligations under the Bank Credit Facility, by a mortgage on substantially all of the real property and liens on substantially all of the operating assets, equipment and other assets of the Operating Partnership (including all of its right under the Partnership Note), including the capital stock but not the operating assets and equipment of National Sales & Service, Inc. ('NSSI'), a wholly-owned corporate subsidiary of the Operating Partnership, a pledge by the Partnership of its limited partner interest in the Operating Partnership and a pledge by the Managing General Partner of its general partner interest in the Operating Partnership and all of the capital stock of the Special General Partner (collectively, the 'Mortgaged Property'). The First Mortgage Notes will mature June 30, 2010 and will require eight equal annual prepayments of $15,625,000, without premium, of the principal thereof beginning June 30, 2003. Pursuant to the Note Agreements and subject to the provisions of the Bank Credit Facility, the Operating Partnership may prepay the First Mortgage Notes in whole or in part at a premium provided in the Note Agreements. Under certain circumstances following the disposition of assets, the Operating Partnership is required to

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prepay  at a premium  the First Mortgage  Notes with certain  of the proceeds of such asset dispositions. In addition, pursuant to the Note Agreements, within 90 days after any 'Change of Control' (as defined in the Note Agreements), the Operating Partnership is required to make an offer to each holder of the First Mortgage Notes to prepay all, but not less than all, of such holder's First Mortgage Notes at a premium provided in the Note Agreements. Interest accrues on the First Mortgage Notes at the rate of 8.54% per annum, payable semi-annually in arrears.

     The Note Agreements contain various restrictive and affirmative covenants applicable to the Operating Partnership and its Restricted Subsidiaries (as defined in the Note Agreement), including (i) restrictions on the incurrence of additional indebtedness other than (a) borrowings permitted under the Bank Credit Facility provided that the principal amount outstanding under the Acquisition Facility, together with all outstanding indebtedness incurred pursuant to clauses (g)(z)(A) and (h)(y) below, does not exceed $40 million, (b) certain specified pre-existing indebtedness, (c) certain indebtedness incurred in connection with additions (including by way of acquisitions of businesses), repairs or improvements to the Operating Partnership's assets, not to exceed the net proceeds of any partnership interests sold by the Operating Partnership or capital contributions to the Operating Partnership to finance such additions, repairs or improvements, (d) additional indebtedness, if after giving effect to the incurrence thereof and the repayment of any debt being refinanced or repaid
(x) the pro forma ratio of Consolidated Cash Flow to Consolidated Pro Forma Debt Service (each as defined in the Note Agreements) is greater than 2.50 for the period of four fiscal quarters next succeeding the date of incurrence of such debt, and (y) the pro forma ratio of Consolidated Cash Flow to Maximum Consolidated Pro Forma Debt Service (each as defined in the Note Agreements) is greater than 1.25 for the period of four fiscal quarters next succeeding the date of incurrence of such debt, (e) unsecured debt owed to either of the General Partners or an Affiliate of either of the General Partners, provided that such debt is expressly subordinated to the First Mortgage Notes and does not exceed a total of $20 million in the aggregate at any time outstanding, (f) certain intercompany subordinated indebtedness, (g) certain pre-existing indebtedness of acquired Persons or assets, provided that (x) such indebtedness was not incurred in anticipation of such acquisition, (y) no Default or Event of Default (each as defined in the Note Agreement) shall have occurred and be continuing and (z) either (A) such indebtedness, together with the principal amount outstanding under the Acquisition Facility, does not exceed $40 million or (B) after giving effect to such acquisition, the Operating Partnership could incur at least $1 of additional indebtedness pursuant to clause (d) above and
(h) certain indebtedness issued to a seller of assets or stock purchased by the Partnership provided that (x) the financial terms of such indebtedness are the same as (or more favorable than) that set forth in the Acquisition Facility and
(y) such indebtedness, together with the principal amount outstanding under the Acquisition Facility and indebtedness incurred pursuant to (g)(2)(A) does not exceed $40 million, (ii) restrictions on certain liens, investments, guarantees, loans, advances, subsidiary dividends, fixed price supply contracts, lines of business, mergers, consolidations, sales of assets, and transactions with affiliates and (iii) restrictions on the payment of dividends or other distributions in respect of any partnership interest if the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense (as defined in the Note Agreements) is less than 1.75 to 1.0.

     Under the Note Agreements, as long as no default exists or would result, the Operating Partnership will be permitted to make cash distributions to the Partnership not more frequently than quarterly in an amount not to exceed Available Cash (as defined in the Note Agreements) for the immediately preceding quarter. The Note Agreements require that Available Cash be reduced to reflect reserves for various items, including, without duplication, the following: (i) in each calendar quarter a reserve equal to at least 50% of the aggregate amount of all interest payments in respect of all indebtedness upon which interest is due semiannually or less frequently to be made in the next quarter, (ii) with respect to any indebtedness secured equally and ratably with the First Mortgage Notes of which principal is payable annually, in the third, second and first calendar quarters immediately preceding each calendar quarter in which any scheduled principal payment is due with respect to the First Mortgage Notes and other Indebtedness, a reserve equal to at least 25%, 50% and 75%, respectively, of the aggregate principal amount to be repaid on the First Mortgage Notes and such other indebtedness on such payment date and (iii) with respect to the First Mortgage Notes and any other indebtedness secured equally and ratably with the First Mortgage Notes of which principal is payable semiannually, in

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each calendar quarter which immediately precedes a quarter in which principal is payable in respect of the First Mortgage Notes and such other indebtedness, a reserve equal to at least 50% of the aggregate amount of all principal to be paid in respect of the Mortgage Notes and such other indebtedness in the next quarter; provided that the amount of such reserve specified in clauses (ii) and
(iii) above for principal amounts to be paid shall be reduced by the aggregate principal amount of all binding, irrevocable letters of credit established to refinance such principal amounts.

     Except as described below, if an Event of Default exists on the First Mortgage Notes, the holders of a majority in principal amount of the First Mortgage Notes may accelerate the maturity of the First Mortgage Notes and exercise other rights and remedies. In the case of an Event of Default referred to in (a) below, any holder of the First Mortgage Notes may accelerate the maturity of the First Mortgage Notes such holder owns. In the case of an Event of Default referred to in (g) below, the acceleration of the maturity of the Notes will occur automatically. Events of Default include (a) failure to pay any principal or premium when due, or interest within five business days of the date due, on the First Mortgage Notes, (b) a material misrepresentation in the Note Agreements, (c) failure to perform or otherwise comply with covenants contained in the Note Agreements and related documents, (d) a payment default under the Bank Credit Facility and any other default under the Bank Credit Facility or any other indebtedness the aggregate principal amount of which exceeds $5 million which results in such indebtedness becoming due before its stated maturity or scheduled due date, (e) a material failure of any of the security documents relating to the Mortgaged Property to be in full force and effect, (f) certain unsatisfied final judgments in excess of $5 million or requiring a split-up or divestiture of the Operating Partnership, and (g) various events of bankruptcy or insolvency involving the Operating Partnership, Managing General Partner or any Restricted Subsidiary.

  DESCRIPTION OF THE BANK CREDIT FACILITY

     Concurrently with the IPO, the Operating Partnership entered into the Bank Credit Facility with a group of commercial banks, for which The First National Bank of Boston acted as administrative agent. The following is a summary of the material terms of the Bank Credit Facility, which is an exhibit to the Registration Statement of which this Prospectus is a part. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE BANK CREDIT FACILITY.

     The Bank Credit Facility consists of a $40 million Acquisition Facility and a $15 million Working Capital Facility. The Operating Partnership's obligations under the Bank Credit Facility are secured, on an equal and ratable basis with the Operating Partnership's obligations under the Note Agreement and the First Mortgage Notes, by a security interest or pledge of the Mortgaged Property. The Bank Credit Facility bears interest at a rate based upon, at the Operating Partnership's option, either (i) the London Interbank Offered Rate plus a margin generally ranging from 1.00% to 1.75% or (ii) the higher of (x) the Prime Rate (as defined in the Bank Credit Facility) and (y) the Federal Funds Effective Rate (as defined in the Bank Credit Facility) plus 1/2 of 1%, in either case, plus a margin generally ranging from 0.0% to 0.25%, plus, in the case of clauses
(i) and (ii) above, with respect to any period in which the First Mortgage Notes have received a Sub-investment Grade Rating (as defined in the Bank Credit Facility), a premium generally ranging from 0.125% to 0.750%. A quarterly commitment fee on the unused portion of the Bank Credit Facility based on the Leverage Ratio (as defined in the Bank Credit Facility) and the current rating of the First Mortgage Notes is payable on the Bank Credit Facility.

     The Working Capital Facility will mature on June 30, 1999. For a period of at least 30 consecutive days in each year between March 1 and August 31 of such year, the Operating Partnership must reduce the aggregate principal amount outstanding under the Working Capital Facility to zero. Loans under the Working Capital Facility will be used for working capital and other general partnership purposes.

     The Acquisition Facility will revolve until June 30, 1998, after which time any loans outstanding will amortize in equal quarterly installments until June 30, 2001, which installments will be adjusted to apply mandatory prepayments or reductions in commitments under the Acquisition Facility to the amortization schedule. Loans under the Acquisition Facility will be used solely to finance
(i) acquisitions by the Operating Partnership and (ii) capital expenditures by the Operating Partnership to improve its existing capital assets, to increase its customer base or to construct new capital assets.

     Borrowings under the Bank Credit Facilities will be subject to satisfaction of customary conditions and, in addition, in the case of each borrowing under the Acquisition Facility, pro forma compliance

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with  certain  financial  covenants.  At December  31,  1996,  $7.9  million was outstanding under the Bank Credit Facility.

     The Bank Credit Facility contains various restrictive and affirmative covenants applicable to the Operating Partnership and its Restricted Subsidiaries (as defined in the Bank Credit Facility) including (i) restrictions on indebtedness other than (a) the First Mortgage Notes, (b) certain permitted indebtedness incurred to finance the making of expenditures for the improvement or repair of or addition to the Assets (as defined in the Bank Credit Facility),
(c) certain indebtedness incurred by any Restricted Subsidiary owing to the Operating Partnership or another Restricted Subsidiary not exceeding specified amounts, (d) certain additional unsecured indebtedness owed to the General Partners or the Partnership, provided that such indebtedness does not exceed specified amounts and is subordinated to obligations under the Bank Credit Facility on terms satisfactory to the banks under such facility, (e) additional indebtedness, if on the date such indebtedness is incurred and after giving effect thereto, certain financial tests are met, (f) certain pre-existing indebtedness of acquired persons and indebtedness incurred to acquire any person, business or assets, provided that, among other things, such indebtedness was not incurred in anticipation of such acquisition and that all such indebtedness does not exceed specified amounts, (g) certain pre-existing indebtedness not exceeding $1.5 million, (h) so long as no Event of Default or Default (each as defined in the Bank Credit Facility) has occurred and is continuing, certain additional indebtedness secured under the Collateral Documents (as defined in the Bank Credit Facility) which is incurred for any extension, renewal, refunding or replacement of the First Mortgage Notes, and
(i) so long as no Event of Default or Default has occurred and is continuing, certain indebtedness incurred for any extension, renewal, refunding or replacement of indebtedness, and (ii) restrictions on certain liens, investments, guarantees, loans, advances, lines of business, acquisitions, mergers, consolidations, sales of assets, sale and leaseback transactions, entering into transactions with affiliates, sales of receivables, and sales of equity interests in subsidiaries. In addition, the Bank Credit Facility prohibits Triarc or any of its subsidiaries, DWG Acquisition Group, L.P. or Messrs. Peltz or May from acquiring any propane business while they are an Affiliate of the Partnership.

     The Bank Credit Facility requires Available Cash (as defined in the Bank Credit Facility) to reflect reserves for various items, including without duplication the following: (i) in each calendar quarter a reserve equal to at least 50% of the aggregate amount of all interest payments in respect of all indebtedness upon which interest is due semiannually or less frequently to be made in the next quarter, (ii) with respect to any indebtedness secured equally and ratably with the First Mortgage Notes of which principal is payable annually, in the third, second and first calendar quarters immediately preceding each calendar quarter in which any scheduled principal payment is due with respect to the First Mortgage Notes and other indebtedness, a reserve equal to at least 25%, 50% and 75%, respectively, of the aggregate principal amount to be repaid on the First Mortgage Notes and such other indebtedness on such payment date and (iii) with respect to the First Mortgage Notes and any other indebtedness secured equally and ratably with the First Mortgage Notes of which principal is payable semiannually, in each calendar quarter which immediately precedes a quarter in which principal is payable in respect of such First Mortgage Notes and such other indebtedness a reserve equal to at least 50% of the aggregate amount of all principal to be paid in respect of the First Mortgage Notes and other such indebtedness in the next quarter; provided that the amount of such reserve specified in clauses (ii) and (iii) above for principal amounts to be paid shall be reduced by the aggregate principal amount of all binding, irrevocable letters of credit established to refinance such principal amounts. Under the Bank Credit Facility, so long as no Default or Event of Default exists or would result and the ratio of Consolidated Cash Flow to Consolidated Interest Expense (as defined in the Bank Credit Facility) is greater than 1.75 to 1.00, the Operating Partnership will be permitted to make cash distributions to the Partnership not more frequently than quarterly in an amount not to exceed Available Cash for the immediately preceding quarter.

     In addition, the Bank Credit Facility requires that (i) the ratio of Total Funded Debt to Consolidated Cash Flow (each as defined in the Bank Credit
Facility) be no greater than 4.50 to 1 through June 30, 1997 and 4.25 to 1 thereafter and (ii) Net Working Capital (as defined in the Bank Credit Facility) exceed certain minimums.

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     Events  of  Default  include  (a)  failure  to  pay  any  principal  or any reimbursement obligation under any letter of credit when due, or interest or fees or other amounts within five business days of the due date, (b) failure to perform or otherwise comply with covenants contained in the Bank Credit Facility, (c) a material misrepresentation in the Bank Credit Facility or related loan documents or certain documents related to the Transactions, (d) certain payment cross-defaults with respect to any indebtedness the aggregate principal amount of which exceeds $3 million and certain other cross-defaults with respect to indebtedness the aggregate principal amount of which exceeds $5 million, (e) the invalidity of the Bank Credit Facility, any of the related loan documents or certain documents relating to the Transactions, (f) certain unsatisfied judgments in excess of $2.5 million or requiring a split-up or divestiture of the Operating Partnership, (g) certain events resulting in a Material Adverse Effect (as defined in the Bank Credit Facility) and (h) various events of bankruptcy or insolvency involving the Managing General Partner or any Restricted Subsidiary. In addition a 'Change in Control' (as defined in the Bank Credit Facility) will result in the Operating Partnership being required to repay all indebtedness under the Bank Credit Facility.

EFFECTS OF INFLATION

     In general, inflation has not had any significant impact on National in recent years and changes in propane prices, in particular, have been dependent on factors generally more significant than inflation, such as weather and availability of supply. However, to the extent inflation affects the amounts National pays for propane as well as operating and administrative expenses, National attempts to limit the effects of inflation through passing on propane cost increases to customers in the form of higher selling prices to the extent it can do so as well as cost controls and productivity improvements. As such, inflation has not had a material adverse effect on National's profitability and National does not believe normal inflationary pressures will have a material adverse effect on future results of operations of National.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Effective October 1, 1995 National adopted Statement of Financial Accounting Standards ('SFAS') No. 121, 'Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.' This standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard had no effect on National's consolidated results of operations or financial position.

     In October 1995 the Financial Accounting Standards Board issued SFAS No. 123 'Accounting for Stock-Based Compensation' ('SFAS 123') which was adopted by National in the year ended December 31, 1996. SFAS 123 defines a fair value based method of accounting for employee stock-based compensation (including Units) and encourages adoption of that method of accounting. Such method would initially apply generally only to awards granted in the year SFAS 123 is adopted. However, SFAS 123 allows entities to continue to measure compensation cost under the intrinsic value method prescribed by existing accounting pronouncements. Such entities, however, must make certain pro forma disclosures as if the fair value method had been applied. Through September 30, 1996 National has not granted any stock options; however, Triarc has granted stock options to purchase Triarc common stock to certain key employees of National. Upon consummation of the IPO, the Managing General Partner adopted the National Propane Corporation 1996 Unit Option Plan pursuant to which the Managing General Partner may grant to certain officers, employees and consultants options to purchase Common Units and Subordinated Units and UARs covering up to an aggregate of 1,250,000 Common Units and Subordinate Units (subject to adjustment), plus an additional number of Units equal to 1% of the number of Units outstanding as of each December 31 following the Option Plan's effective date. The adoption of SFAS 123 will not have any effect on National's results of operations or financial position since (i) SFAS 123 generally does not apply to stock-based compensation granted prior to the year of adoption, (ii) National currently intends to elect to account for stock-based compensation using the intrinsic value method if the employees of the Managing General Partner or NSSI are granted any stock-based compensation and (iii) National understands that Triarc would also elect to account for stock-based compensation using the intrinsic value method for any further stock options granted to employees of the Managing General Partner or NSSI.

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                            BUSINESS AND PROPERTIES

     SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW UNDER THIS CAPTION CONSTITUTE 'FORWARD-LOOKING STATEMENTS' WITHIN THE MEANING OF THE REFORM ACT. SEE 'SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS' ON PAGE 4 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

GENERAL

     The Partnership, a Delaware limited partnership formed in March 1996 to acquire, own and operate the business and assets of National Propane, is engaged primarily in (i) the retail marketing of propane to residential, commercial and industrial, and agricultural customers and to dealers (located primarily in the Northeast) that resell propane to residential and commercial customers and (ii) the retail marketing of propane-related supplies and equipment, including home and commercial appliances. The Partnership believes it is the sixth largest retail marketer of propane in terms of volume in the United States, supplying approximately 250,000 active retail and wholesale customers in 25 states through its 166 service centers located in 24 states. The Partnership's operations are concentrated in the Midwest, Northeast, Southeast and Southwest regions of the United States. The retail propane sales volume of the Partnership was approximately 150 million gallons in 1995. In 1995, approximately 48.6% of the Partnership's retail sales volume was to residential customers, 34.2% was to commercial and industrial customers, 6.3% was to agricultural customers, and 10.9% was to dealers. Sales to residential customers in 1995 accounted for approximately 64% of the Partnership's gross profit on propane sales, reflecting the higher-margin nature of this segment of the market. Approximately 90% of the tanks used by the Partnership's retail customers are owned by the Partnership.

     National Propane was incorporated in 1953 under the name Conservative Gas Corporation. During the period the Partnership was controlled by DWG Corporation, Triarc's predecessor, the Partnership's business was conducted through nine regionally branded companies without central management or coordinated pricing or distribution strategies. In April 1993, a partnership, the sole general partners of which are Nelson Peltz and Peter W. May, completed the Acquisition, in which it acquired approximately 28.6% of the then outstanding shares of Triarc's common stock. Since the Acquisition, the Partnership's new management team, headed by Ronald D. Paliughi, who became President and Chief Executive Officer of National Propane in April 1993, has implemented an operating plan designed to make the Partnership more efficient, profitable and competitive.

     Since the Acquisition, the Partnership's management has: (i) consolidated nine separately branded businesses into a single company with a new, national brand and logo; (ii) consolidated eight regional offices into one national headquarters; (iii) installed the Partnership's first system-wide data processing system; (iv) implemented system-wide pricing, marketing and purchasing strategies, thereby reducing the cost duplication and purchasing and pricing inefficiencies associated with the Partnership's formerly decentralized structure; and (v) centralized and standardized accounting, administrative and other corporate services. As a result of these initiatives, the Partnership has become more efficient and competitive, and believes it is now positioned to capitalize on opportunities for business growth, both internally and through acquisitions.

     Although management has focused primarily on implementing the new operating plan, the Partnership has acquired seven propane businesses since November 1993 resulting in an increase in volume sales of approximately 14.2 million gallons annually. Four of these acquired businesses operate in the Midwest, two operate in the Southwest and one in the Southeast. Generally, National Propane has financed acquisitions either with cash on hand or through the issuance of debt securities. The Partnership recently entered into a letter of intent to acquire an additional propane business for approximately $1.0 million; however, consummation of this transaction is subject to customary closing conditions and completion of definitive documentation, and no assurance can be given that this acquisition will be completed.

     The Partnership believes that its competitive strengths include: (i) gross profit and operating margins that it believes to be among the highest of the major retail propane companies whose financial statements are publicly available; (ii) the concentration of its operations in colder regions (such as the upper Midwest and Northeast), high margin regions (such as the Northeast and Florida), and regions experiencing population growth (such as Florida and the Southwest); (iii) an experienced management

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team; (iv) a well-trained and motivated work force; and (v) an effective pricing management system. However, the propane industry is highly competitive and includes a number of large national firms that may have greater financial or other resources or lower operating costs than the Partnership.

     Prior to June 1995, the propane business of the Partnership was conducted through two separate subsidiaries of Triarc, Public Gas Company and National Propane Corporation (collectively, the 'Propane Companies'). To further centralize the Partnership's businesses, on June 29, 1995, the operations of the Propane Companies were formally consolidated by merging Public Gas Company with and into National Propane.

     Concurrently with the closing of the IPO, pursuant to the Conveyance, National Propane contributed substantially all of its assets (which assets did not include an existing intercompany note from Triarc, approximately $59.3 million of the net proceeds from the issuance of the First Mortgage Notes and certain other assets) and related liabilities (other than income tax liabilities) to the Operating Partnership. In general, the management and employees who managed and operated the propane business of National Propane prior to the IPO continue to manage and operate the Partnership's business as officers of the Managing General Partner and its affiliates. The Partnership does not directly employ any of the persons responsible for managing or operating the Partnership. See 'The Transactions' and 'Management -- Partnership Management.' The following discussion of and references to the Partnership include the business, operations and assets of its predecessor, National Propane.

OPERATING STRATEGY

     The Partnership's operating strategy is to increase its efficiency, profitability and competitiveness, while better serving its customers, by building on the efforts it has already undertaken to improve pricing management, marketing and purchasing and to consolidate its operations.

      Improved Pricing Management: The $1.4 million pricing system recently installed in substantially all of the Partnership's service centers provides central management with current, system-wide supply, demand and competitive pricing information. Based on that information, pricing managers located in Cedar Rapids, Iowa, determine the prices to be charged to the Partnership's existing residential customers. With respect to commercial and industrial customers, agricultural customers and new residential customers, management makes daily pricing recommendations to local managers who determine prices based on such recommendations as well as local conditions. The Partnership believes that this combination of central and local decision making enables it to more effectively manage prices. In addition, to further enhance its pricing management, the Partnership intends to equip its delivery personnel with hand-held computer terminals that simplify customer billing and the collection of price and volume information.

      Improved Marketing: The Partnership intends to differentiate itself from smaller, local competitors by strengthening its image as a reliable, full service, nationwide propane supplier. To that end, (i) all of the Partnership's service centers operate under the National Propane brand (other than certain service centers obtained by the Partnership in recent acquisitions) and offer 24 hour/7 day-a-week service for emergency repairs and deliveries, (ii) the Partnership conducts coordinated advertising and marketing campaigns, (iii) the Partnership's employees attend training courses at its new training center or at service centers where they are employed and (iv) the Partnership is in the process of establishing appliance showrooms at several service centers in an effort to increase sales and rental income.

      Efficient Purchasing: The Partnership intends to further improve its propane purchasing and storage strategies, thereby making more efficient use of its system-wide storage capacity. When conditions are appropriate, the Partnership intends to purchase and store propane during the summer months when prices are generally lower and sell these supplies during periods of higher propane prices. In addition, the Partnership intends to use its existing storage facilities or acquire additional facilities to minimize transportation costs by storing propane near large concentrations of its customers.

      Consolidating Operations: The Partnership will continue to look for opportunities to consolidate its operations. Since July 1993, the Partnership has reduced its workforce by approximately 26%, from 1,228 to 911 full-time employees as of November 30, 1996.

STRATEGIES FOR GROWTH

     The Partnership's strategies for growth involve expanding its operations and increasing its market share through strategic acquisitions and internal growth, including the opening of new service centers.

     STRATEGIC ACQUISITIONS

     The Partnership expects the overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns. Accordingly, while the Partnership's business strategy includes opening new locations, adding new retail customers and retaining existing customers, the ability of the Partnership's business to grow will depend in large part on its ability to acquire other retail distributors. In recent years the Partnership's ability to acquire other propane companies has been constrained primarily due to (i) management's focus on implementing the new operating plan, (ii) the need to make significant maintenance capital expenditures not made in prior years and (iii) limitations under the Existing Credit Facility. Having successfully implemented much of the operating plan and significantly improved its capital structure through the October 1994 refinancing of relatively high cost indebtedness, the Partnership is now in a better position to pursue acquisition opportunities, although the Partnership's significant leverage may adversely affect its ability to consummate such acquisitions. In addition, the Partnership has the flexibility to fund acquisitions by either drawing on the $40 million Acquisition Facility or issuing additional Common Units. The Partnership believes there are numerous potential acquisition candidates because the propane industry is highly fragmented, with approximately 8,000 retailers (according to the National Propane Gas Association (the 'NPGA')) and with the 10 largest retailers constituting approximately 32% of industry sales (according to LP-GAS magazine). Moreover, no retailer has more than 10% of industry sales.

     The Partnership intends to take two approaches to acquisitions: (i) primarily to build on its broad geographic base by acquiring smaller, independent competitors that operate within the Partnership's existing geographic areas and incorporating them into the Partnership's distribution network and (ii) to acquire propane businesses in areas in the United States outside of its current geographic base where it believes there is growth potential and where an attractive return on its investment can be achieved. The Partnership recently entered into a letter of intent to acquire a propane business for approximately $1.0 million; however, consummation of this transaction is subject to customary closing conditions and completion of definitive documentation, and no assurance can be given that this acquisition will be completed. Although the Partnership continues to evaluate a number of propane distribution companies, including regional and national firms, as part of its ongoing acquisition program, except as described in the preceding sentence, the Partnership does not have any present agreements or commitments with respect to any acquisition. There can be no assurance, however, that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such candidates on acceptable terms, or will be able to finance such acquisitions. If the Partnership is able to make acquisitions, there can be no assurance that such acquisitions will not dilute earnings and distributions or that any additional debt incurred to finance such acquisitions will not adversely affect the ability of the Partnership to make distributions to Unitholders. In addition, to the extent that warm weather adversely affects the Partnership's operating and financial results, the Partnership's access to capital and its acquisition activities may be limited. The Managing General Partner has broad discretion in making acquisitions, and it is expected that the Managing General Partner generally will not seek Unitholder approval of acquisitions.

     INTERNAL GROWTH

     In addition to pursuing expansion through acquisitions, the Partnership intends to pursue internal growth at its existing service centers and to expand its business by opening new service centers. The

Partnership believes that it can attract new customers and expand its market base by (i) providing superior service, (ii) introducing innovative marketing programs and (iii) focusing on population growth areas.

     The Partnership intends to leverage its position as a reliable, full service propane company to attract new customers, particularly in those locations where the Partnership competes against smaller, independent distributors. For example, many propane customers rely on their suppliers for technical services and advice because of the increasing complexity of the equipment such customers use. The Partnership believes that in some areas it is the only propane company that can fully provide such services and advice. To enable them to provide such services and advice, the Partnership's employees attend a training course at the Partnership's new training facility in Cedar Rapids, Iowa or at the service centers where they are employed. Since the third quarter of 1995, over 220 employees have attended these eight-hour courses. In 1997, the Partnership expects to establish a second training center near Great Barrington, Massachusetts for its employees located in the Northeast.

     In addition, the Partnership's marketing programs, in particular, its Water Heater Program, are designed to attract new customers. In the Water Heater Program, the Partnership offers to users of electric or fuel oil water heaters a free propane water heater (excluding installation) in return for signing a five-year propane purchase agreement. Approximately 3,500 customers have participated in the Water Heater Program since it was introduced in the first quarter of 1995.

     Furthermore, the Partnership operates in several growth areas of the United States. The Partnership believes that it is one of the leading propane retailers in western Colorado, a rapidly growing market. The Partnership also operates in central Arizona, an area that has experienced a significant rate of population growth in recent years. In addition, the Partnership is one of the leading propane retailers in Florida, the population of which has increased by approximately 9.5% since 1990.

     The Partnership also intends to expand its business by opening new service centers, known as 'scratch-starts,' in areas where there is relatively little competition. Scratch starts are newly opened service centers generally staffed with a single employee, which typically involve minimal start up costs because the infrastructure of the new service center is developed as the customer base expands and the Partnership can, in many circumstances, transfer existing assets, such as storage tanks, to the new service center. Under its 'scratch-start' program, the Partnership intends to open new service centers in specific types of markets, such as resorts and new residential developments, which have been targeted because of the unavailability of natural gas, the limited number of competitors and the potential number of relatively high margin residential accounts. Under this program, the Partnership has recently opened three new service centers in California and one in each of Idaho, Georgia and South Carolina.

INDUSTRY BACKGROUND

     Propane, a by-product of natural gas processing and petroleum refining, is a clean-burning energy source recognized for its transportability and ease of use relative to alternative stand-alone energy sources. Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. Propane is normally transported and stored in a liquid state under moderate pressure or refrigeration for economy and ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it is useable as a flammable gas. Propane is colorless and odorless; an odorant is added to allow its detection. Propane is clean-burning, producing negligible amounts of pollutants when consumed.

     The  Partnership's  retail  customers  fall  into  four  broad  categories:
residential customers, commercial and industrial customers, agricultural customers and dealers (located primarily in the Northeast) that resell propane to residential and commercial customers. Residential customers use propane primarily for space heating, water heating, cooking and clothes drying. Commercial and industrial customers use propane for commercial applications such as cooking and clothes drying and industrial uses such as fueling over-the-road vehicles, forklifts and stationary engines, firing furnaces, as a cutting gas and in other process applications. Agricultural customers use propane for tobacco curing, crop drying, poultry brooding and weed control.

     Based upon information provided by the NPGA, propane accounts for approximately 3.0% to 4.0% of total energy consumption in the United States, an average level that has remained relatively constant for the past ten years. In addition, propane is now the world's most widely used alternative fuel for automobiles with approximately 350,000 and 3.5 million vehicles running on propane in the United States and worldwide, respectively (according to the NPGA). The Partnership believes, based on industry publications, that the domestic retail market for propane is approximately 9.4 billion gallons annually.

PRODUCTS, SERVICES AND MARKETING

     The Partnership distributes its propane through a nationwide distribution network integrating 166 service centers in 24 states. The Partnership's operations are located primarily in the Midwest, Northeast, Southeast and Southwest regions of the United States. The chart below sets forth information regarding the Partnership's retail volume sales and service centers for each region:

                                             MIDWEST(1)    NORTHEAST    SOUTHEAST     SOUTHWEST(2)      TOTAL
                                             ----------    ---------    ---------    --------------    -------
Volume (in thousands of gallons)(3).......     71,234        33,192       26,561         19,154        150,141
% of Total Volume.........................       47.4%         22.1%        17.7%          12.8%         100.0%
Number of Service Centers(4)..............         73            35           32             26            166

------------

(1) Includes one service center in Texas.

(2) Includes California and Idaho.

(3) For the year ended December 31, 1995.

(4) As of December 31, 1996.

                            ------------------------
     Typically, service centers are found in suburban and rural areas where natural gas is not readily available. Generally, such locations consist of an office and a warehouse and service facility, with one or more 18,000 to 30,000 gallon storage tanks on the premises. Each service center is managed by a district manager and also typically employs a customer service representative, a service technician and one or two bulk truck drivers. However, new service centers established under the Partnership's 'scratch start' program generally do not have offices, warehouses or service facilities and are typically staffed by a single employee.

     In 1995 the Partnership served approximately 250,000 active customers. No single customer accounted for 10% or more of the Partnership's revenues in 1995. Generally, the number of customers increases during the fall and winter and decreases during the spring and summer. Historically, approximately 66% of the Partnership's retail propane volume has been sold during the six-month season from October through March, as many customers use propane for heating purposes. Consequently, sales, gross profits and cash flows from operations are concentrated in the Partnership's first and fourth fiscal quarters. To the extent necessary, the Partnership may reserve cash from the first and fourth fiscal quarters for distribution to Unitholders in the second and third fiscal quarters.

     As noted above, year-to-year demand for propane is affected by the relative severity of the winter and other climatic conditions. For example, while the frigid temperatures that were experienced by the United States in January and February of 1994 significantly increased the overall demand for propane, the warm weather during the winter of 1994-1995 significantly reduced such demand. The Partnership believes, however, that the geographic diversity of its areas of operations helps to reduce its exposure to regional weather patterns. In addition, retail sales to the commercial and industrial markets, while affected by economic patterns, are not as sensitive to variations in weather conditions as sales to residential and agricultural markets. For information on the impact of annual variations in weather on the operations of the Partnership, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- General.'

     Retail deliveries of propane are usually made to customers by means of bobtail and rack trucks. Propane is pumped from the bobtail truck, which generally holds 2,800 gallons of propane, into a stationary storage tank on the customer's premises. The capacity of these tanks usually ranges from approximately 50 to approximately 1,000 gallons, with a typical tank having a capacity of 250 to 500 gallons. Typically, service centers deliver propane to most of their residential customers at regular intervals, based on estimates of such customers' usage, thereby eliminating the customers' need to make affirmative purchase decisions. The Partnership also delivers propane to retail customers in portable cylinders, which typically have a capacity of 23.5 gallons. When these cylinders are delivered to customers, empty cylinders are picked up for replenishment at the Partnership's distribution locations or are refilled in place. The Partnership also delivers propane to certain other retail customers, primarily dealers and large commercial accounts, in larger trucks known as transports, which have an average capacity of approximately 9,000 gallons. Propane is generally transported from refineries, pipeline terminals and storage facilities (including the Partnership's underground storage facilities in Hutchinson, Kansas and Loco Hills, New Mexico) to the Partnership's bulk plants by a combination of common carriers, owner-operators, railroad tank cars and, in certain circumstances, the Partnership's own highway transport fleet. See ' -- Properties.'

     Although overall demand for propane is affected by climate, availability and cost of alternative energy sources, changes in price and other factors, the Partnership believes that residential demand for its propane is relatively stable for the following reasons. First, residential demand for propane has been relatively unaffected by general economic conditions due to the largely non-discretionary nature of most propane purchases by the Partnership's customers. Second, when the Partnership's customers have switched to natural gas and other competing energy sources, the Partnership has generally been able to redeploy its tanks and attract new customers in other areas. Third, while significant price increases can result in a loss of customers, many of the Partnership's residential customers, particularly in the Northeast and Southeast, are relatively less price sensitive because they tend to purchase significantly less propane on an individual basis than customers in the Midwest. Finally, the Partnership's residential customers tend to remain with the Partnership because of the inconvenience of switching tanks and suppliers. In many states certain fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank and, therefore, customers who do not own their own tanks are less likely to switch suppliers. Approximately 90% of the tanks used by the Partnership's retail customers are leased to them by the Partnership. Despite these factors, no assurance can be given that demand for The Partnership's propane will not decline, and any significant decline could have a material adverse affect on the Partnership.

     The Partnership also sells, leases and services equipment related to its propane distribution business. In the residential market, the Partnership sells household appliances such as cooking ranges, water heaters, space heaters, central furnaces and clothes dryers, as well as less traditional products such as barbecue equipment and gas logs. In the industrial market, the Partnership sells or leases specialized equipment for the use of propane as fork lift truck fuel, in metal cutting and atmospheric furnaces and for portable heating for construction. In the agricultural market, specialized equipment is leased or sold for the use of propane as engine fuel and for chicken brooding and crop drying. The sale of specialized equipment, service income and rental income represented less than 10% of the Partnership's operating revenues during fiscal 1995. In an effort to increase sales and rental income, the Partnership has recently established model appliance showrooms at its service centers in Cedar Rapids, Iowa, New Smyrna Beach, Florida and West Palm Beach, Florida, where a broad range of propane-related equipment and appliances are displayed. The Partnership intends to establish additional appliance showrooms at other service centers. Parts and appliance sales, installation and service activities are conducted through NSSI, a wholly-owned corporate subsidiary of the Operating Partnership.

PROPANE SUPPLY AND STORAGE

     The profitability of the Partnership is dependent upon the price and availability of propane as well as seasonal and climatic factors. Contracts for propane are typically made on a year-to-year basis, but the price of the propane to be delivered depends upon market conditions at the time of delivery. Worldwide availability of both gas liquids and oil affects the supply of propane in domestic markets, and from time to time the ability to obtain propane at attractive prices may be limited as a result of market conditions, thus affecting price levels to all distributors of propane. Should the wholesale cost of propane decline in the future, the Partnership believes that its margins on its retail propane distribution business would increase in the short-term because retail prices tend to change less rapidly than wholesale prices. Should the wholesale cost of propane increase, for similar reasons, retail marketing profitability would likely be reduced at least for the short-term until retail prices can be increased. Since 1993, the Partnership has generally been successful in maintaining retail gross margins on an annual basis despite changes in the wholesale cost of propane. There may be times, however, when the Partnership will be unable to pass on fully price increases to its customers. Consequently, the Partnership's profitability will be sensitive to changes in wholesale propane prices, and a substantial increase in the wholesale cost of propane could adversely affect the Partnership's margins and profitability. Except for occasional opportunistic buying and storage of propane, the Partnership has not engaged in any significant hedging activities with respect to its propane supply requirements, although it may do so from time to time in the future. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- General.'

     The Partnership purchased propane from over 35 domestic and Canadian suppliers during 1996, primarily major oil companies and independent producers of both gas liquids and oil, and it also purchased propane on the spot market. In 1996, the Partnership purchased approximately 85% and 15% of its propane supplies from domestic and Canadian suppliers, respectively. Approximately 90% of propane purchases by the Partnership in 1996 were on a contractual basis (generally, under one year agreements subject to annual renewal), but the percentage of contract purchases may vary from year to year as determined by the Managing General Partner. Supply contracts generally do not lock in prices but rather provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major storage points, such as Mont Belvieu, Texas and Conway, Kansas. Some contracts include a pricing formula that typically is based on such market prices.The Partnership is not currently a party to any supply contracts containing 'take or pay' provisions.

     Warren Petroleum Company ('Warren'), a division of Chevron U.S.A., supplied 14.9% of the Partnership's propane in 1996. The Partnership believes that if supplies from either Warren or Conoco were interrupted, it would be able to secure adequate propane supplies from other sources without a material disruption of its operations; however, the Partnership believes that the cost of procuring replacement supplies might be materially higher, at least on a short-term basis, which could adversely affect the Partnership's margins. No other single supplier provided more than 10% of the Partnership's total propane supply during 1996. Although the Partnership has long-standing relations with a number of its important suppliers and has generally been able to secure sufficient propane to meet its customers' needs, no assurance can be given that supplies of propane will be readily available in the future. The Partnership expects a sufficient supply to continue to be available during 1997. However, increased demand for propane in periods of severe cold weather, or otherwise, could cause future propane supply interruptions or significant volatility in the price of propane. In the fourth quarter of 1996, the price of propane was significantly higher than historical levels. Between November 1, 1996 and December 31, 1996, the price of propane in the spot market at Mont Belvieu, Texas, the largest storage facility in the United States, averaged $0.5953 per gallon, with a high of $0.7050 per gallon on December 16, 1996 and a low of $0.4875 per gallon on December 31, 1996. During the 1995-96 winter season, from November 1, 1995 to March 31, 1996, the price of propane at Mont Belvieu averaged $0.3672 per gallon, with a high of $0.5250 on Feburary 15, 1996 and a low $0.3037 on November 15, 1995. Between November 1, 1996 and December 31, 1996, the price of propane in the spot market at Conway, Kansas averaged $0.7494 per gallon, with a high of $1.04 per gallon on December 16, 1996 and a low of $0.5100 per gallon on November 7, 1996. During the 1995-96 winter season, from November 1, 1995 to March 31, 1996, the price of propane at Conway averaged $0.3713 per gallon, with a high of $0.4363 on February 15, 1996 and a low 0.3237 on November 15, 1995. The Partnership has to date purchased a significant amount of its propane in the Conway, Kansas spot market. Although the increased wholesale price of propane has increased the Partnership's revenues for the fourth quarter of 1996, the Partnership was unable to fully pass on the increased product cost to its customers resulting in a lower per gallon profit margin. As a result, the Partnership expects that it will have slightly lower operating income for the fourth quarter of 1996 compared to the corresponding period of 1995.

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
     The following table shows the average monthly prices of propane in the spot market during the last five years at Mont Belvieu, Texas and Conway, Kansas, two major storage areas:

[GRAPHICAL REPRESENTATION of the average monthly propane prices in the Spot-Market at Mont Belvieu, TX and Conway, KS from January 1991 to December 1996. Prices range from a low of approximately $0.24 per gallon to a high of approximately $0.81 per gallon.]

     The Partnership owns underground storage facilities in Hutchinson, Kansas and Loco Hills, New Mexico, leases above ground storage facilities in Crandon, Wisconsin and Orlando, Florida, and owns or leases smaller storage facilities in other locations throughout the United States. As of December 31, 1996, the Partnership's total storage capacity was approximately 33.1 million gallons (including approximately one million gallons of storage capacity currently leased to third parties). For a further description of these facilities, see ' -- Properties.' By utilizing its ability to store propane, the Partnership believes that it should be able to lower its annual cost of goods sold by maximizing supplies purchased during periods of seasonably low prices and minimizing purchases during periods of seasonally high prices. However, because of the potential volatility of propane prices, the market price of propane could fall below the price at which the Partnership purchased propane held in inventory, thereby adversely affecting gross margins or sales or rendering sales from such inventory unprofitable.

PRICING POLICY

     The Partnership believes that its pricing policy is an essential element in the marketing of propane. The $1.4 million pricing system recently installed in substantially all of the Partnership's service centers provides central management with current, system-wide supply, demand and competitive pricing information. Based on that information, pricing managers located in Cedar Rapids, Iowa, determine the prices to be charged to the Partnership's existing residential customers. With respect to commercial and industrial customers, agricultural customers and new residential customers, management makes daily pricing recommendations to local managers who determine prices based on such recommendations as well as local conditions. The Partnership believes that this flexible, joint pricing management system enables the Partnership to react more effectively to cost increases, and will permit it, in most situations, to respond to changes in supply costs in a manner that protects its gross margins, to the extent possible.

     To further enhance its price management, the Partnership intends to equip its delivery personnel with hand-held computer terminals ('HHTs') that simplify customer billing and the collection of customer data, including price and volume information. The HHTs are also able to print accurate customer delivery statements that can be provided to the customer by the Partnership's delivery personnel. The Partnership began testing the HHTs in a limited number of service centers in the Midwest in March 1996. The results of these tests have been successful to date, and the Partnership has deployed the HHTs at eight additional locations during 1996.

COMPETITION

     Propane competes primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability. Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Propane is generally more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, although propane is sold in such areas as a standby fuel for use during peak demand periods and during interruptions in natural gas service. The expansion of natural gas into traditional propane markets has historically been inhibited by the capital costs required to expand distribution and pipeline systems. Although the extension of natural gas pipelines tends to displace propane distribution in the areas affected, the Partnership believes that new opportunities for propane sales arise as more geographically remote neighborhoods are developed.

     Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Although propane is similar to fuel oil in certain applications, as well as in market demand and price, propane and fuel oil have generally developed their own distinct geographic markets, reducing competition between such fuels. Because furnaces and appliances that burn propane will not operate on fuel oil and vice versa, a conversion from one fuel to the other requires the installation of new equipment.

     In addition to competing with alternative energy sources, the Partnership competes with other companies engaged in the retail propane distribution business. Competition in the propane industry is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Based on industry publications, the Partnership believes that the domestic retail market for propane is approximately 9.4 billion gallons annually, that the 10 largest retailers, including the Partnership, account for approximately 32% of the total retail sales of propane in the United States, and that no single marketer has a greater than 10% share of the total retail market in the United States. Most of the Partnership's service centers compete with several marketers or distributors and certain service centers compete with a large number of marketers or distributors. Each service center operates in its own competitive environment because retail marketers tend to locate in close proximity to customers in order to lower the cost of providing service. The Partnership's typical service center has an effective marketing radius of approximately 50 miles.

     The ability to compete effectively further depends on the reliability of service, responsiveness to customers and the ability to maintain competitive prices. The Partnership believes that its reliability and service capabilities differentiate it from many of its competitors. The Partnership's service centers offer 24-hour/7-day-a-week service for emergency repairs and deliveries. The Partnership also believes that its safety procedures are more stringent than many of its small, independent competitors and that the perceived benefits of such safety procedures give the Partnership a competitive advantage. In addition, if legislation is enacted that mandates compliance with similar safety procedures, the Partnership would not be required to invest as heavily to comply as would many of its smaller, independent competitors.

PROPERTIES

     The Partnership maintains a large number of diverse properties, including appliance showrooms, maintenance facilities, bulk plants, warehousing space, garages, storage depots or large gas tanks and related distribution equipment and underground space for gas storage. The Partnership believes that these properties, taken as a whole, are generally well-maintained and adequate for current and foreseeable business needs. The majority of these properties are owned by the Partnership.

     Certain information about the major properties of the Partnership as of December 31, 1996, is set forth in the following table.

  DESCRIPTION OF FACILITIES                  NUMBER OF FACILITIES
------------------------------   --------------------------------------------    STORAGE CAPACITY
                                                                                 ----------------
                                                                                 (IN THOUSANDS OF
                                                                                     GALLONS)
Service Centers located                   127                    owned
  throughout the United                    39                   leased
  States(1)
                                          ---
                                          166                                          7,678

Remote Storage Facilities                  58                    owned
                                           23                   leased
                                          ---
                                           81                                          2,201
Above Ground Storage
  Facilities:
     Crandon, Wisconsin(2)....              1                   leased                   241
     Orlando, Florida(3)......              1                   leased                 1,020
                                          ---                                        -------
                                            2                                          1,261
Underground Storage
  Facilities:
     Hutchinson, Kansas(4)....              1                    owned                12,000
     Loco Hills, New Mexico...              1                    owned                10,000
                                          ---                                        -------
                                            2                                         22,000
                                                                                     -------
          Total...............                                                        33,140
                                                                                     -------
                                                                                     -------

------------

(1) Includes six service centers recently established under the Partnership's 'scratch start' program.

(2) The facility is leased on a year-to-year basis, and the lease is terminable by either party upon 30 days' notice.

(3) The Partnership leases the real property from a third party pursuant to a ground lease that terminates on October 31, 2006. The Partnership owns the storage facility located at such property and leases it to Warren Petroleum pursuant to an agreement that terminates October 31, 1999 and may be cancelled by the Partnership upon 60 days' notice under certain circumstances.

(4) The Partnership owns the underground storage facility, which, pursuant to an operating agreement, is operated by a third party that owns the equipment necessary to use the facility for propane storage. Such operating agreement may be terminated by either party at the end of any calendar year upon thirty days' notice.
                            ------------------------

     The transportation of propane requires specialized equipment. The trucks utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of December 31, 1996, the Partnership had a fleet of 7 transport truck tractors, all of which are owned by the Partnership and approximately 400 bulk delivery trucks and 400 service and light trucks, all of which are owned by the Partnership. In addition, as of December 31, 1996, the Partnership had approximately 150 cylinder delivery vehicles and 55 automobiles. As of December 31, 1996, the Partnership owned approximately 210,000 customer storage tanks with typical capacities of 250 to 500 gallons.

     The Partnership believes that it has satisfactory title to or valid rights to use all of its material properties. Substantially all of the Partnership's assets (other than the assets of NSSI) are pledged to secure the First Mortgage Notes and indebtedness under the Bank Credit Facility. See 'Management's
Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' In addition, some of the Partnership's properties are subject to liabilities and leases and immaterial encumbrances, easements and restrictions, although the Partnership does not believe that any such burdens will materially interfere with the continued use by the Partnership of its properties, taken as a whole. The Partnership believes that it has, or in the ordinary course of business will obtain, all required material approvals, authorizations, orders, licenses, permits, franchises and consents of, and has obtained or made all required material registrations, qualifications and filings with, the various state and local governmental and regulatory authorities which relate to ownership of the Partnership's properties or the operations of its business.

TRADEMARKS AND TRADENAMES

     The Partnership utilizes a number of trademarks and tradenames which it owns (including 'National PropaneTM'), some of which have a significant value in the marketing of its products.

GOVERNMENT REGULATION

     The Partnership is subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes. These laws include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act ('CERCLA'), the Clean Air Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA, also known as the 'Superfund' law, imposes joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release or threatened release of a 'hazardous substance' into the environment. Propane is not a hazardous substance within the meaning of CERCLA. However, automotive waste products, such as waste oil, generated by the Partnership's truck fleet, as well as 'hazardous substances' disposed of during past operations by third parties on the Partnership's properties, could subject the Partnership to CERCLA. Such laws and regulations could result in civil or criminal penalties in cases of non-compliance or impose liability for remediation costs. Also, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances.

     National Fire Protection Association Pamphlets No. 54 and No. 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted as the industry standard in all of the states in which the Partnership operates. In some states these laws are administered by state agencies, and in others they are administered on a municipal level. With respect to the transportation of propane by truck, the Partnership is subject to regulations promulgated under the Federal Motor Carrier Safety Act. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation. The Partnership conducts ongoing training programs to help ensure that its operations are in compliance with applicable regulations. The Partnership maintains various permits that are necessary to operate some of its facilities, some of which may be material to its operations. The Partnership believes that the procedures currently in effect at all of its facilities for the handling, storage and distribution of propane are consistent with industry standards and are in compliance in all material respects with applicable laws and regulations.

     In May 1994, National Propane was informed of coal tar contamination which was discovered at one of its properties in Marshfield, Wisconsin. National Propane purchased the property from a company which had purchased the assets of a utility that had previously owned the property. National Propane believes that the contamination occurred during the use of the property as a coal gasification plant by such utility. In order to assess the extent of the problem, National Propane engaged environmental consultants who began work in August 1994. In December 1994, the environmental consultants issued a report to National Propane which estimated the range of potential remediation costs to be between approximately $0.4 million and $0.9 million depending upon the actual extent of impacted soils, the presence and extent, if any, of impacted ground water and the remediation method actually required to be implemented. In February 1996, based upon new information National Propane's environmental consultants issued a second report which presented the two most likely remediation methods and revised estimates of the costs of such methods. The range of estimated costs for the first method, which involves treatment of groundwater and excavation, treatment and disposal of contaminated soil, is from $1.6 million to $3.3 million. The range for the second method, which involves treatment of ground water and building a containment wall, is from $0.4 million to $0.8 million. Based on discussions with National Propane environmental consultants, both methods are acceptable remediation plans. The Partnership will have to agree upon the final plan with the State of Wisconsin. Since receiving notice of the contamination, National Propane has engaged in discussions of a general nature concerning remediation with the State of Wisconsin. These discussions are ongoing and there is no indication as yet of the time frame for a decision by the State of Wisconsin on the method of remediation. Accordingly, it is unknown which remediation method will be used. National Propane is also engaged in ongoing discussions of a general nature with the successor to the utility that operated a coal gasification plant on the property. There is as yet no indication that the successor will share the costs of remediation. If National Propane is found liable for any of such costs, it will attempt to recover them from the successor owner. National Propane has notified its insurance carriers of the contamination and the likely incurrence of costs to undertake remediation. Pursuant to a lease relating to the Marshfield facility, the ownership of which was not transferred to the Operating Partnership at the closing of the IPO, the Partnership has agreed to be liable for any costs of remediation in excess of amounts recovered from such successor or from insurance. Since no amount within the ranges of remediation costs can be determined to be a better estimate, National has accrued $0.4 million at December 31, 1995 and September 30, 1996, in order to provide for the minimum costs estimated for the second remediation method, incurred legal fees and other professional costs. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contingencies.' The ultimate outcome of this matter cannot presently be determined and, depending upon the cost of remediation required, may have a material adverse effect on the Partnership's financial position, results of operations or ability to make the Minimum Quarterly Distribution to all Unitholders.

     In connection with all acquisitions of retail propane businesses that involve the purchase of real estate, the Partnership conducts an environmental review in an attempt to determine whether any substance other than propane has been sold from, or stored on, any such real estate prior to its purchase. Such review may include questioning the seller, obtaining representations and warranties concerning the seller's compliance with environmental laws and visual inspections of the properties, whereby the General Partner's employees, and in certain cases, independent environmental consulting firms hired by the Partnership, look for evidence of hazardous substances or the existence of underground storage tanks.

     Future developments, such as stricter environmental, health or safety laws and regulations thereunder, could affect Partnership operations. It is not anticipated that the Partnership's compliance with or liabilities under environmental, health and safety laws and regulations, including CERCLA, will have a material adverse effect on the Partnership. To the extent that there are any environmental liabilities unknown to the Partnership or environmental, health or safety laws or regulations are made more stringent, there can be no assurance that the Partnership's results of operations will not be materially and adversely affected.

EMPLOYEES

     As of November 30, 1996, the Managing General Partner had 911 full time employees, of whom 72 were general and administrative (including fleet maintenance personnel), 23 were sales, 432 were transportation and product supply and 384 were district employees. In addition, at November 30, 1996, the Managing General Partner had 46 temporary and part-time employees. Approximately 131 of such full-time employees are covered by collective bargaining agreements that expire on various dates in 1997, 1998, and 1999. The Managing General Partner believes that its relations with both its union and non-union employees are satisfactory.

     The Partnership has no employees; however, for certain purposes, such as workers' compensation claims, employees of the Managing General Partner who are providing services for the benefit of the Partnership may also be considered to be employees of the Partnership under applicable state law.

LITIGATION AND CONTINGENT LIABILITIES

     There are a number of lawsuits pending or threatened against the Partnership. In general, these lawsuits have arisen in the ordinary course of the Partnership's business and involve claims for actual damages, and in some cases punitive damages, arising from the alleged negligence of the Partnership or as a result of product defects or similar matters. Of the pending or threatened matters, a number involve property damage, and several involve serious personal injuries or deaths and the claims made are for relatively large amounts. Although any litigation is inherently uncertain, based on past experience, the information currently available to it and the availability of insurance coverage in certain matters, the Partnership does not believe that the pending or threatened litigation of which the Partnership is aware will have a material adverse effect on its results of operations or its financial condition. However, any one or all of these matters taken together may adversely affect the Partnership's quarterly or annual results of operations and may limit the Partnership's ability to make distributions to Unitholders.

     In addition, certain contingent liabilities related to National Propane's operations were assumed by the Partnership in connection with the Transactions. These contingent liabilities include potential environmental remediation costs (primarily costs related to the remediation of coal tar contamination at the Managing General Partner's Marshfield, Wisconsin facility). As of September 30, 1996 the Partnership has accrued a liability of approximately $0.4 million for contingent liabilities associated with the Marshfield facility. There can be no assurance that the ultimate liability relating to this matter will not exceed the $0.4 million reserved or that such matter will not have a material adverse effect on the Partnership's results of operations, financial condition or its ability to make the Minimum Quarterly Distribution to all Unitholders.

                                   MANAGEMENT

PARTNERSHIP MANAGEMENT

     The Managing General Partner manages and operates the activities of the Partnership. Unitholders do not directly or indirectly participate in the management or operation of the Partnership and have no actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the
Partnership.  The  Managing  General  Partner  owes  a  fiduciary  duty  to  the
Unitholders. See 'Conflicts of Interest and Fiduciary Responsibility.' Notwithstanding any limitation on obligations or duties, the Managing General Partner and the Special General Partner are liable, as the general partners of the Partnership, for all debts of the Partnership (to the extent not paid by the Partnership), except to the extent that indebtedness or other obligations incurred by the Partnership are made specifically non-recourse to either or both of the General Partners. Whenever possible, the Managing General Partner intends to make any such indebtedness or other obligations non-recourse to it and the Special General Partner. However, if the Operating Partnership defaults under the First Mortgage Notes or the Bank Credit Facility, the Managing General Partner will be liable for any deficiency remaining after foreclosure on the Operating Partnership's assets.

     The Managing General Partner appointed Frederick W. McCarthy and Willis G. Ryckman III, who are neither officers nor employees of the General Partners or any Affiliate of the General Partners, to its Board of Directors. Such directors serve on the Audit Committee with the authority to review, at the request of the Managing General Partner, specific matters as to which the Managing General Partner believes there may be a conflict of interest in order to determine if the resolution of such conflict proposed by the Managing General Partner is fair and reasonable to the Partnership. Absent specific delegation from the Board of Directors of the Managing General Partner, determinations of the Audit Committee are advisory and do not bind the Managing General Partner. Any matters approved by the Audit Committee will be conclusively deemed to be fair and reasonable to the Partnership, approved by all partners of the Partnership and not a breach by the Managing General Partner of any duties it may owe the Partnership or the Unitholders. In addition, the Audit Committee reviews external financial reporting of the Partnership, recommends engagement of the Partnership's independent accountants and reviews the Partnership's procedures for internal auditing and the adequacy of the Partnership's internal accounting controls. With respect to such additional matters, the Audit Committee may act on its own initiative to question the Managing General Partner and, absent the delegation of specific authority by the entire Board of Directors, its recommendations will be advisory.

     The Special General Partner, a wholly owned subsidiary of the Managing General Partner, is a non-managing general partner of the Partnership and the Operating Partnership with no operations or business other than acting as a general partner of the Partnership and the Operating Partnership. In the event that the Managing General Partner is merged with and into Triarc, the Audit Committee of the Special General Partner will perform the functions described above previously performed by the Audit Committee of the Managing General Partner. The Audit Committee of the Special General Partner is composed of the same directors that serve on the Audit Committee of the Managing General Partner. In addition, if following a merger of the Managing General Partner with and into Triarc, a bankruptcy event involving Triarc occurs, the Special General Partner will become the managing general partner of the Partnership, continue the business of the Partnership and have all the rights, authority and powers of the Managing General Partner described in this Prospectus.

     As is commonly the case with publicly traded limited partnerships, the Partnership does not directly employ any of the persons responsible for managing or operating the Partnership. In general, the management of National Propane continues to manage and operate the Partnership's business as officers and employees of the Managing General Partner and its Affiliates. See 'Business and Properties -- Employees.'

DIRECTORS AND EXECUTIVE OFFICERS OF THE MANAGING GENERAL PARTNER

     The following table sets forth certain information with respect to the current directors and executive officers of the Managing General Partner.

               NAME                   AGE                 POSITION WITH THE MANAGING GENERAL PARTNER
-----------------------------------   ---   ----------------------------------------------------------------------

Nelson Peltz.......................   54    Director
Peter W. May.......................   54    Director
Frederick W. McCarthy..............   55    Director
Willis G. Ryckman III..............   52    Director
Ronald D. Paliughi.................   53    President, Chief Executive Officer and Director
Ronald R. Rominiecki...............   43    Senior Vice President and Chief Financial Officer
C. David Watson....................   38    Senior Vice President, Administration, General Counsel and Assistant
                                              Secretary

     Nelson Peltz has been a director of the Managing General Partner and a director and Chairman of the Board and Chief Executive Officer of Triarc since April 23, 1993. Since then, he has also been a director and Chairman of the Board and Chief Executive Officer of certain of Triarc's other subsidiaries, including RC/Arby's Corporation formerly known as Royal Crown Corporation ('RCAC'). He is also a general partner of DWG Acquisition Group, L.P. ('DWG Acquisition'), whose principal business is ownership of securities of Triarc. From its formation in January 1989 until April 23, 1993, Mr. Peltz was Chairman and Chief Executive Officer of Trian Group, Limited Partnership ('Trian'), which provided investment banking and management services for entities controlled by Mr. Peltz and Mr. May. From 1983 to December 1988, he was Chairman and Chief Executive Officer and a director of Triangle Industries, Inc. ('Triangle'), which, through wholly-owned subsidiaries, was, at that time, a manufacturer of packaging products, copper electrical wire and cable and steel conduit and currency and coin handling products. From November 1989 through May 1992, Mr. Peltz was director of Mountleigh Group plc, a British property trading and retailing company ('Mountleigh'). He served in various executive capacities, including Executive Chairman, of Mountleigh from November 1989 until October 1991.

     Peter W. May has been a director of the Managing General Partner and a director and President and Chief Operating Officer of Triarc since April 23, 1993. Since then, he has also been a director and President and Chief Operating Officer of certain of Triarc's other subsidiaries, including RCAC. He is also a general partner of DWG Acquisition. From its formation in January 1989 until April 23, 1993, Mr. May was President and Chief Operating Officer of Trian. He was President and Chief Operating Officer and a director of Triangle from 1983 until December 1988. From November 1989 through May 1992, Mr. May was a director of Mountleigh and served as Joint Managing Director of Mountleigh from November 1989 until October 1991. Mr. May was also named a director on April 29, 1993 of The Leslie Fay Companies, Inc. following its filing on April 5, 1993 for protection under Chapter 11 of the United States Bankruptcy Code.

     Frederick W. McCarthy has been a director of the Managing General Partner since September 25, 1996. Mr. McCarthy has been Chairman of Triumph Capital Group, Inc., an investment management firm, since 1990. Mr. McCarthy was formerly a Managing Director of Drexel Burnham Lambert where he was employed from 1974 until 1990. Mr. McCarthy serves as a director of EnviroWorks, Inc., a manufacturer of lawn and garden products, and of Paragon Acceptance Corporation, an automotive finance company.

     Willis G. Ryckman III has been a director of the Managing General Partner since September 25, 1996. Mr. Ryckman has served as the Chairman of Tri-Tech Labs, Inc., a holding company, since June 1992, Chairman of Irma Shorell, Inc., a cosmetics company, since April 1993, and Managing Director and Chief Operating Officer of Associated Capital, a hedge fund, since April 1995 and Chairman of Omni Capital, a finance company, since January 1996. Mr. Ryckman is a Director of Banyan Hotel Management Corporation, Krasdale Foods, Inc. and Panavision Inc.

     Ronald D. Paliughi has been President and Chief Executive Officer of the Managing General Partner since April 29, 1993. From May 1992 through April 1993, Mr. Paliughi was a temporary, full time officer in the U.S. Army National Guard, serving as an Army Aviator. During 1991, he served on active duty as an Army Aviator and commissioned officer in Operation Desert Shield/Storm. From 1987 to 1990, Mr. Paliughi was Senior Vice President -- Western Operations of AmeriGas Propane, Inc. (then a subsidiary of UGI Corporation), the largest propane company in the U.S. During 1986, Mr. Paliughi was Director of Retail Operations of CalGas Corporation. For more than 14 years prior, he held various positions with VanGas, Inc. ('VanGas'), the western subsidiary of Suburban Propane Gas (then a division of Quantum Chemical Corporation), the third largest U.S. propane company. He last served as Senior Vice President/General Manager, the top executive officer at VanGas.

     Ronald R. Rominiecki joined the Managing General Partner on December 1, 1995 as Senior Vice President and Chief Financial Officer. From April 1994 to November 1995, he served as Vice President and Chief Financial Officer of O'Brien Environmental Energy, Inc. ('O'Brien'), a publicly-owned company engaged in cogeneration and other energy related businesses. In September 1994 O'Brien filed a petition in bankruptcy under Chapter 11 of the United States Code. From June 1988 to March 1994, Mr. Rominiecki was Corporate Controller at Westmoreland Coal Company, a NYSE listed company.

     C. David Watson has been Senior Vice President, Administration, General Counsel and Assistant Secretary of the Managing General Partner since December 19, 1996. From December 2, 1996 to December 18, 1996 he was Senior Vice President. He is responsible for legal matters, real estate, fleet management, plant engineering, safety, risk management, human resources, insurance and public relations. Prior to his employment with the Managing General Partner, he was with the law firm of Jenner & Block in Chicago, Illinois, as a partner from January 1, 1993 to November 30, 1996, and as an associate from September 25, 1986 to December 31, 1992.

     Each  director  has  been  elected  to  serve  until  the  Managing General
Partner's next annual meeting of stockholders and until such director's successor is duly elected and qualified or until his death, resignation or removal. The term of office of each executive officer is until the next annual meeting of the Board of Directors of the Managing General Partner and until his successor is elected and qualified or until his death, resignation or removal.

REIMBURSEMENT OF EXPENSES OF THE MANAGING GENERAL PARTNER

     In general, the management and employees of National Propane who managed and operated the propane business and assets of National Propane prior to the IPO continue to manage and operate the Partnership's business as officers and employees of the Managing General Partner and its Affiliates. The Partnership does not have any officers or employees of its own. The Operating Partnership's corporate subsidiary does, however, have its own employees to manage and operate its business. The Managing General Partner does not receive any management fee or other compensation in connection with its management of the Partnership, but is reimbursed at cost for all direct and indirect expenses incurred on behalf of the Partnership, including the costs of compensation and employee benefit plans described herein properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. The Partnership Agreement provides that the Managing General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. Affiliates of the Managing General Partner (including Triarc) may perform certain administrative services for the Managing General Partner on behalf of the Partnership. Such Affiliates will not receive a fee for such services performed for or on behalf of the Partnership, but will be reimbursed for all direct and indirect expenses incurred in connection therewith. In addition, the General Partners and their Affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the Managing General Partner.

     In addition, in connection with the IPO, the Managing General Partner received an aggregate 2% unsubordinated General Partner Interest and a 40.6% interest (at that date) as holder of the Subordinated Units as consideration for its contribution to the Partnership of its limited partner interest in the Operating Partnership, which was received as consideration for its contribution to the Operating Partnership of the propane business of National Propane. Such Subordinated Units currently represent a 38.7% interest in the Partnership. The Managing General Partner will be entitled to distributions on such Units, and the Managing General Partner will be entitled to incentive distributions as holder of the Incentive Distribution rights, as described under 'Cash Distribution Policy.'

EXECUTIVE COMPENSATION

     The following table sets forth the annual salaries, bonuses and all other compensation awards and payouts earned by the President and Chief Executive Officer and by certain named executive officers of the Managing General Partner (collectively, the 'Named Officers') for services rendered to the Managing General Partner and its subsidiaries during the fiscal years ended December 31, 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL
                                                    COMPENSATION             OTHER
                                               ----------------------        ANNUAL
      NAME AND PRINCIPAL POSITION        YEAR  SALARY($)     BONUS($)     COMPENSATION
---------------------------------------- ----  ---------     --------     ------------

Ronald D. Paliughi ..................... 1996   277,083      500,000 (4)     --
  President and Chief Executive Officer  1995   250,000        --            --
                                         1994   250,000      300,000         --
Ronald R. Rominiecki ................... 1996   165,000      100,000 (4)     --
  Senior Vice President and Chief        1995    13,750(8)     --            --
  Financial Officer                      1994     --           --            --
C. David Watson ........................ 1996    10,417(10)    --            --
  Senior Vice President, Administration, 1995     --           --            --
  General Counsel and Assistant          1994     --           --            --
  Secretary
Laurie B. Crawford ..................... 1996   122,917      124,500         --
  Former Senior Vice President,          1995    88,333        --            --
  Administration, General Counsel and    1994    78,472       20,000         --
  Assistant Secretary

                                                       LONG-TERM COMPENSATION
                                           ----------------------------------------------
                                                               AWARDS
                                           ----------------------------------------------
                                                                  NUMBER OF
                                                                  SECURITIES       LTIP
                                           RESTRICTED STOCK       UNDERLYING      PAYOUTS      ALL OTHER
      NAME AND PRINCIPAL POSITION           AWARD(S)(#)(1)    OPTIONS/SARS(#)(2)    ($)    COMPENSATION(3)($)
----------------------------------------   -----------------  ------------------  -------  ------------------
Ronald D. Paliughi .....................        --                    --               --          --
  President and Chief Executive Officer         --                  30,000(5)          --            2,592
                                              5,000                 51,000(6)          --           96,178(7)
Ronald R. Rominiecki ...................        --                    --               --          --
  Senior Vice President and Chief               --                  20,000(5)          --           63,000(9)
  Financial Officer                             --                    --               --          --
C. David Watson ........................        --                    --               --          --
  Senior Vice President, Administration,        --                    --               --          --
  General Counsel and Assistant                 --                    --               --          --
  Secretary
Laurie B. Crawford .....................        --                    --               --          --
  Former Senior Vice President,                 --                   7,500(11)         --            1,579
  Administration, General Counsel and           --                  10,000(11)         --            1,117
  Assistant Secretary

------------

 (1) All restricted stock awards were of Triarc's Class A Common Stock, par value $.10 per share (the 'Class A Common Stock'), and were made pursuant to Triarc's 1993 Equity Participation Plan (described below). Restrictions on such shares lapsed prior to December 31, 1996.

 (2) All stock option grants were made pursuant to Triarc's 1993 Equity Participation Plan. The option grants are described below under 'Option/SAR Grants in Last Fiscal Year, Individual Grants.'

 (3) Amounts of other compensation with respect to 1996 have not yet been determined. Except as otherwise noted, consists only of life insurance premiums and 401(k) contributions paid by National Propane.

 (4) To be paid by Triarc in connection with activities related to the monetization of its propane business.

 (5) One-third of the options granted will vest on each of the first, second and third anniversaries of the date of grant and the options will be exercisable at any time between the date of vesting and the tenth anniversary of the date of grant.

 (6) With respect to 26,000 of the options granted, one-third of such options will vest on each of the first, second and third anniversary of the date of grant. With respect to the remaining 25,000 options, one-third of such options will vest on each of the third, fourth and fifth anniversary of the date of grant. All of such options will be exercisable at any time between the date of vesting and the tenth anniversary of the date of grant.

 (7) Includes $33,333 for certain salary allowances and $60,829 of reimbursed moving expenses in connection with Mr. Paliughi's relocation to Cedar Rapids, Iowa.

 (8) Mr. Rominiecki began his employment with the Managing General Partner on December 1, 1995. The amount reported is based on an annual salary of $165,000.

 (9) Represents a one-time bonus payable in connection with Mr. Rominiecki's employment by the Managing General Partner.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(10) Mr. Watson began his employment with the Managing General Partner on December 2, 1996. The amount reported was based on an annual salary of $125,000. See ' -- Employment Arrangements with Executive Officers' below.

(11) In connection with the termination of Ms. Crawford's employment by the Managing General Partner on December 18, 1996, all of Ms. Crawford's stock options immediately vested and are exercisable until March 18, 1997.

CASH INCENTIVE PLANS

     Triarc has implemented an annual cash incentive plan (the 'Annual Incentive Plan') for executive officers and key employees of National Propane and is presently developing a mid-term cash incentive plan (the 'Mid-Term Incentive Plan') for executive officers and key employees of National Propane.

     The Annual Incentive Plan is designed to provide annual incentive awards to participants, 50% of which are based on whether National Propane has met certain pre-determined goals and 50% of which is based on the performance of the participant during the preceding year. Under the Annual Incentive Plan, participants may receive awards of a specified percentage of their then current base salaries, which percentage varies depending upon the level of seniority and responsibility of the participant. Such percentage is set by National Propane's management in consultation with management of Triarc. The Board of Directors of National Propane, in consultation with management of Triarc and the Compensation Committee of the Triarc Board of Directors (the 'Compensation Committee'), may elect to adjust awards on a discretionary basis to reflect the relative individual contribution of the executive or key employee, to evaluate the 'quality' of National Propane's earnings or to take into account external factors that affect performance results. The Board of Directors of National Propane also may decide that multiple performance objectives related to National Propane's and/or the individual's performance may be appropriate and, in such event, such factors would be weighted in order to determine the amount of the annual incentive awards. The Annual Incentive Plan is administered by National Propane's Board of Directors and Triarc's management and may be amended or terminated by such Board of Directors and Triarc's management at any time.

     Under the Mid-Term Incentive Plan, incentive awards will be granted to participants if National Propane achieves an agreed upon profit over a three year performance cycle. During each plan year, an amount will be accrued for each participant based upon the amount by which National Propane's profit for such year exceeds a minimum return to be determined. A new three-year performance cycle will begin each year, such that after the third year the annual cash amount paid to participants pursuant to the Mid-Term Incentive Plan should equal the target award if National Propane's profit goals have been achieved for the full three-year cycle. The Board of Directors of National Propane, together with Triarc's management and the Compensation Committee of Triarc's Board of Directors, may adjust, upward or downward, an individual's award based upon an assessment of the individual's relative contribution to National Propane's longer-term profit performance. The Board of Directors of Triarc and Triarc's management may amend or terminate the Mid-Term Incentive Plan at any time.

     From time to time, the Compensation Committee of the Triarc Board may, at the request of Triarc's or National Propane's management, award discretionary bonuses based on performance to certain executive officers. The amounts of such bonuses will be based on the Compensation Committee's evaluation of each such individual's contribution.

TRIARC'S 1993 EQUITY PARTICIPATION PLAN

     Certain executive officers of the Managing General Partner have participated in the Triarc Companies, Inc. 1993 Equity Participation Plan which was adopted on April 24, 1993, and which provides that awards may be made thereunder until April 24, 1998. The plan provides for, among other things, the grant of options to purchase Triarc's Class A Common Stock, Stock Appreciation Rights ('SARs') and restricted shares of Class A Common Stock. Directors, selected officers and key employees of, and key consultants to, Triarc and its subsidiaries, including the Managing General

Partner, are eligible to participate in the plan. The plan is being administered by the Compensation Committee of the Triarc Board of Directors, which may determine from time to time to grant options, SARs and restricted stock.

            OPTIONS/SAR GRANTS IN LAST FISCAL YEAR INDIVIDUAL GRANTS

     No options to purchase shares of Triarc Class A Common Stock or SARs have been granted to any of the Named Officers in respect of 1996.

          OPTION/SAR EXERCISES IN 1996 AND YEAR-END OPTION/SAR VALUES

     The following table sets forth certain information concerning options to purchase shares of Triarc Class A Common Stock, and the values at the end of 1996 of unexercised in-the-money options to purchase shares of Triarc Class A Common Stock granted to the Named Officers outstanding as of the end of 1996. No Named Officer exercised any options to purchase Triarc Class A Common Stock in 1996.

                                                                NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS/SARS
                                                                  OPTIONS/SARS AT
                                                                    FISCAL 1996                    AT FISCAL 1996
                                                                      YEAR-END                      YEAR-END(1)
                                                            ----------------------------    ----------------------------
                          NAME                              EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
---------------------------------------------------------   -----------    -------------    -----------    -------------

Ronald D. Paliughi.......................................      40,667           80,333        $26,750         $34,000
Ronald R. Rominiecki.....................................       6,667           13,333          9,167          18,333
C. David Watson..........................................      --                --              --              --
Laurie B. Crawford.......................................      17,500            --            14,063            --

------------

(1) On December 31, 1996, the last day of Fiscal 1996, the closing price of the Triarc Class A Common Stock was $11.50 per share.

UNIT OPTION PLAN

     Effective upon the closing of the IPO, the Managing General Partner adopted the National Propane Corporation 1996 Unit Option Plan (the 'Option Plan'), which permits the issuance of options (the 'Options') and Unit appreciation rights ('UARs') to eligible persons. An aggregate of 1,250,000 Common Units and Subordinated Units are initially reserved for issuance as of the Option Plan's effective date. Pursuant to the terms of the Option Plan, an additional number of Units equal to 1% of the number of Units outstanding as of each December 31 following the Option Plan's effective date will be added to the total number of Units that may be issued thereafter. Accordingly, as of December 31, 1996, an additional 67,015 Units were available for issuance under the Option Plan. The number of Units available for issuance will also be increased by the number of Units received by the Managing General Partner as payment of the exercise price of Options and by the number of Units purchased by the Managing General Partner from an amount equal to the cash proceeds received by the Managing General Partner on the exercise of Options. The number of Units available for issuance pursuant to the Option Plan is subject to adjustment in certain circumstances. The following is a summary of the material terms of the Option Plan and is qualified in its entirety by reference to the Option Plan, which is an exhibit to the Registration Statement of which this Prospectus is a part.

     The Option Plan has been designed to furnish additional incentive compensation to selected directors, officers, employees and consultants of the Managing General Partner and its Affiliates and to increase their personal and proprietary interest in the future performance of the Partnership. Approximately 1,000 directors, officers, employees, and consultants will be eligible to participate in the Option Plan. In addition, in the event that the provision relating to disinterested administration in Rule 16b-3 under the 1934 Act (as in effect on the Option Plan's effective date) becomes inapplicable to the Managing General Partner and the Partnership, directors who are not employees or officers of the Managing General Partner will be eligible to receive Options and UARs.

     The Option Plan is administered by the Managing General Partner's compensation committee (the 'Committee'). The Committee, in its sole discretion and authority, but subject to the terms of the Option Plan, determines the directors, officers, employees and consultants who are eligible to receive Options and UARs and the date of grant, number of Units, exercise price, vesting schedule, duration (not to exceed ten years) and other terms and conditions applicable to each Option and UAR granted under the Option Plan. The Committee may accelerate the exercisability of Options and UARs. No Option or UAR with respect to Subordinated Units will become exercisable before the end of the Subordination Period.

     On a change of control (as defined in the Option Plan), the Committee will have discretion to accelerate the exercisability (and duration) of outstanding Options and UARs or cancel outstanding Options and UARs in exchange for cash.

     The exercise price of each Option may be paid in the form of cash, check acceptable to the Managing General Partner, Units held by the participant for such period as may be required to avoid a charge to earnings for financial reporting purposes, or such other form of consideration permitted by the Committee, including by assignment of a portion of the proceeds on sale of Units deliverable upon exercise or any combination of the foregoing.

     Units delivered by the Managing General Partner on exercise of an Option or UAR may consist of Units acquired in the open market or from any person (including Units newly issued by the Partnership), Units already owned by the Managing General Partner, or any combination of the foregoing. Options and UARs are generally nontransferable.

     With respect to each Unit delivered upon the exercise of an Option (unless newly issued by the Partnership), the Managing General Partner shall be entitled to reimbursement by the Partnership for the excess, if any, of (i) the fair market value of each such Unit (as of the date of exercise of such Option) or, in the case of Units purchased in the open market, the price actually paid by the Managing General Partner therefor over (ii) the exercise price of the Option relating to such Unit. With respect to the settlement of a UAR, the Managing General Partner shall be entitled to reimbursement by the Partnership for (i) the amount of cash, if any, paid in connection with such settlement or (ii) the fair market value of each such Unit delivered in connection with such settlement (unless such Unit is newly issued by the Partnership). Thus, the cost of the Options and UARs will be borne by the Partnership.

     The Committee may grant UARs in such amounts and subject to such terms and conditions as the Committee may determine. UARs may be granted in connection with all or any part of, or independently of, any Option granted under the Option Plan. The grantee of a UAR has the right to receive from the Managing General Partner an amount equal to (a) the excess of (i) the fair market value of a Unit on the date of exercise of the UAR over (ii) the fair market value of a Unit on the date of grant (or over the Option exercise price if the UAR is granted in connection with an Option), multiplied by (b) the number of Units with respect to which the UAR is exercised. Payment to the grantee upon exercise of a UAR will be in cash or in Units (valued at their fair market value on the date of exercise of the UAR) or both, all as the Committee shall determine in its sole discretion. Upon the exercise of a UAR granted in connection with an Option, the number of Units subject to the related Option shall be reduced by the number of Units with respect to which the UAR is exercised. Upon the exercise of an Option in connection with which a UAR has been granted, the number of Units subject to the related UAR shall be reduced by the number of Units with respect to which the Option is exercised.

     The Board of Directors of the Managing General Partner in its discretion may terminate the Option Plan at any time with respect to any Units for which a grant has not theretofore been made. The Board of Directors will also have the right to alter or amend the Option Plan, any award made thereunder or any part thereof from time to time; provided, that no change in any previously granted Option or UAR may be made which would impair the rights of the grantee without the consent of such grantee; and provided further, that to the extent necessary to comply with Rule 16b-3 under the 1934 Act, no such amendment or alteration will, without the requisite consent under such Rule 16b-3: (i) materially increase the total number of Units available for Options and UARs under the Option Plan, subject to certain exceptions; (ii) materially modify the requirements as to eligibility for participation in the Option Plan; (iii)
extend the maximum period during which Options and UARs may be granted under the Option Plan; or (iv) materially increase the benefits accruing to participants under the Option Plan.

     Generally, no tax is imposed on the grantee upon the grant of an Option or UAR under the Plan and neither the Partnership nor the Managing General Partner will be entitled to a tax deduction by reason of such a grant. Generally, upon the exercise of an Option, the optionee will be taxable on ordinary income in the year of exercise in an amount equal to the excess of the fair market value of the Units on the date of exercise over the Option exercise price and the employer will be entitled to a deduction in an equivalent amount. In general, upon exercising a UAR, the amount of any cash received and the fair market value on the exercise date of any Units or other property received are taxable to the recipient as ordinary income and deductible by the employer. Insofar as the Partnership will reimburse the Managing General Partner for the difference between the cost incurred by the Managing General Partner in acquiring Units to deliver to the optionee or holder of UARs upon exercise and the proceeds received by the Managing General Partner from the optionee in connection with such exercise, the Managing General Partner will generally be treated as receiving income in the amount of such reimbursement and the Partnership may claim a deduction for such payment. Upon a subsequent disposition of the Units received upon exercise of an Option or UAR, any appreciation after the date of exercise will generally qualify as capital gain. If the Units received upon the exercise of an Option or UAR are transferred to the optionee subject to certain restrictions, then the taxable income realized by the optionee, unless the optionee elects otherwise, and the corresponding tax deduction (assuming any federal income tax withholding requirements are satisfied) should be deferred and should be measured at the fair market value of the Units at the time the restrictions lapse. The restrictions imposed on certain individuals by Section 16(b) of the 1934 Act may constitute such a transfer restriction during the period prescribed thereby with respect to Options or UARs exercised within six months of the grant date thereof.

     No Options or UARs have been granted as of the date of this Prospectus.

COMPENSATION OF DIRECTORS

     The Managing General Partner pays no additional remuneration to its employees (or employees of any of its Affiliates) for serving as directors or to directors who are not employees of the Managing General Partner or any of its Affiliates. The Managing General Partner may in the future pay remuneration to its directors. In addition, the Partnership anticipates that directors who are not employees of the Managing General Partner or its Affiliates will be compensated for serving as such, will be reimbursed for out-of-pocket expenses and will be eligible to participate in the Partnership's or Managing General Partner's Unit purchase or option plans, if any.

EMPLOYMENT ARRANGEMENTS WITH EXECUTIVE OFFICERS

     Mr. Paliughi has an employment contract with the Managing General Partner, effective as of April 24, 1993, as amended, pursuant to which (i) the Managing General Partner agrees to employ Mr. Paliughi as President and Chief Executive Officer through January 2, 1998, (ii) Mr. Paliughi receives a base salary of $300,000 per annum (effective June 15, 1996) during his employment (subject to increase at the discretion of the Board of Directors), (iii) Mr. Paliughi is eligible to participate in the Annual Incentive Plan, enabling him to receive an annual cash bonus of up to 75% of his base salary based upon the achievement of certain individual and Partnership performance objectives, (iv) Mr. Paliughi is eligible to participate in the Mid-Term Incentive Plan, enabling him to receive an annual bonus award at least equal to 75% of his base salary based upon the achievement by the Partnership of certain financial performance objectives over a three-year performance cycle, (v) Mr. Paliughi is entitled to severance benefits generally equal to two years base salary and bonuses (approximately $1,050,000 if such termination occurred on June 15, 1996) and certain relocation payments in the event he is terminated other than for cause (as defined), or if his existing employment agreement is not renewed or extended on substantially similar terms and (vi) Mr. Paliughi is entitled to participate in other generally available compensation plans and receives various other benefits including reimbursement of certain expenses. The agreement also restricts Mr. Paliughi from competing with the General Partner for 24 months after the termination of the agreement if such termination results from Mr. Paliughi's voluntary resignation or the Managing General Partner's termination of Mr. Paliughi's employment for cause (as defined in the agreement).

     Mr. Rominiecki has a severance agreement with the Managing General Partner which provides that in the event he is terminated by the Managing General Partner other than for cause (as defined in the agreement), he is entitled to severance benefits generally equal to his annual compensation (approximately $165,000 if such termination occurred on June 15, 1996) if such termination occurs prior to December 1, 1996 or within one year of a change of control (as defined in the agreement) of the Managing General Partner or six month's compensation if such termination occurs thereafter.

     Mr. Watson has an employment agreement with the Managing General Partner pursuant to which (i) Mr. Watson is employed as Senior Vice
President  -- Administration  and General  Counsel effective  December 19, 1996,
(ii) Mr. Watson receives a base salary of $125,000 per annum, (iii) Mr. Watson is eligible to participate in the Annual Incentive Plan, enabling him to receive an annual cash bonus of up to 50% of his base salary, based upon the achievement of certain individual and Partnership performance objectives, (iv) Mr. Watson is eligible to participate in the Mid-Term Incentive Plan, enabling him to receive an annual bonus award equal to 40% of his base salary, based upon the achievement by the Partnership of certain financial performance objectives over a three-year performance cycle, (v) Mr. Watson is entitled to severance benefits generally equal to one year's base salary and bonuses in the event he is terminated other than for cause (as defined) during the term of his employment agreement, (vi) Mr. Watson received a relocation allowance equal to the net amount of two months salary, which amount must be repaid if Mr. Watson voluntarily separates from the Managing General Partner within the first year from his date of hire, and (vii) Mr. Watson is entitled to participate in other generally available compensation plans and receive various other benefits, including reimbursement of certain expenses.

     Ms. Crawford's employment by the Managing General Partner ended effective December 18, 1996. In accordance with the terms of her employment agreement with the Managing General Partner, Ms. Crawford will receive (i) severance pay at the annual base salary of $137,500 from January 1, 1997 through December 18, 1998,
(ii) $65,625 in the first quarter of 1997 and $68,750 in the first quarter of 1998 in lieu of bonuses which otherwise would have been paid to Ms. Crawford with respect to 1996 and 1997 and (iii) accrued and unpaid vacation time through the date of termination. In addition, Ms. Crawford is eligible to maintain her current health and medical coverage for 18 months following the date of termination at the cost of the Managing General Partner. In addition, all of Ms. Crawford's Triarc stock options immediately vested and are exercisable until March 18, 1997.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

OWNERSHIP OF PARTNERSHIP UNITS BY THE DIRECTORS AND EXECUTIVE
OFFICERS OF THE MANAGING GENERAL PARTNER AND THE SELLING UNITHOLDER

     The table below sets forth the beneficial ownership as of December 31, 1996, by each person known by the Managing General Partner to be the beneficial owner of more than 5% of any class of Units of the Partnership, including the Selling Unitholder, each director and each Named Officer of the Managing General Partner and the executive officers and directors of the Managing General Partner as a group. The Common Units are traded on the NYSE.

                                                            CLASS OF      AMOUNT AND NATURE OF
         NAME AND ADDRESS OF BENEFICIAL OWNER                 UNITS           OWNERSHIP(1)        PERCENT OF CLASS
-------------------------------------------------------   -------------   --------------------    ----------------

Merrill Lynch, Pierce, Fenner & Smith, Incorporated ...   Common                  401,250(2)              6.0%
  250 Vesey Street
  New York, N.Y. 10281
National Propane Corporation ..........................   Subordinated          4,533,638                 100%
  IES Tower, Suite 1700
  200 First Street, S.E.
  Cedar Rapids, I.A. 52401
Nelson Peltz ..........................................   Common                    1,210(3)                 *
  280 Park Avenue
  New York, N.Y. 10017
Peter W. May ..........................................   Common                   30,000                    *
  280 Park Avenue
  New York, N.Y. 10017
Frederick W. McCarthy .................................   Common                       --                    *
  222 Lakeview Avenue
  West Palm Beach, FL 33401
Willis G. Ryckman III .................................   Common                       --                    *
  477 Madison Avenue
  New York, NY 10022
Ronald D. Paliughi.....................................   Common                       --                    *
Ronald R. Rominiecki...................................   Common                      200                    *
C. David Watson........................................   Common                       --                    *
All executive officers and directors as a group
  (7 persons)..........................................   Common                   31,410                    *%

------------

*  Less than 1%

(1) Except as otherwise indicated, each person has sole voting and dispositive power with respect to such Units.

(2) In addition to the 400,000 Common Units offered hereby, includes 1,250 Common Units held in discretionary customer accounts. As to 250 of such Common Units, the Selling Unitholder has joint voting and dispositive power.

(3) Includes 1,210 Units owned by minor children of Mr. Peltz. Mr. Peltz disclaims beneficial ownership of these Units.

OWNERSHIP OF TRIARC COMMON STOCK BY THE DIRECTORS
AND EXECUTIVE OFFICERS OF THE MANAGING GENERAL PARTNER
AND CERTAIN BENEFICIAL OWNERS

     All of the issued and outstanding shares of common stock of the General Partner are indirectly owned by Triarc. The table below sets forth the beneficial ownership as of December 31, 1996, by each person known by the Managing General Partner to be the beneficial owner of more than 5% of the outstanding shares of Triarc Class A Common Stock (constituting the only class of voting capital stock of Triarc), each director and each Named Officer of the Managing General Partner and the executive officers and directors of the Managing General Partner as a group. Triarc's Class A Common Stock is traded on the NYSE.

                                                                            AMOUNT AND NATURE
                 NAME AND ADDRESS OF BENEFICIAL OWNER                        OF OWNERSHIP(1)       PERCENT OF CLASS
-----------------------------------------------------------------------   ---------------------    ----------------

Nelson Peltz ..........................................................   6,974,967(2)(3)(4)(5)           28.1%
  280 Park Avenue
  New York, NY 10017
Peter W. May ..........................................................   6,653,000(2)(4)(6)              27.1%
  280 Park Avenue
  New York, NY 10017
DWG Acquisition Group, L.P. ...........................................   5,982,867(4)                    25.1%
  1201 North Market Street
  Wilmington, DE 19801
William Ehrman ........................................................   1,460,093(7)(8)                  6.1%
  300 Park Avenue
  New York, NY 10022
Frederick Ketcher .....................................................   1,390,493(7)(9)                  5.8%
  300 Park Avenue
  New York, NY 10022
Jonas Gerstl ..........................................................   1,376,793(7)(10)                 5.8%
  300 Park Avenue
  New York, NY 10022
Frederic Greenberg ....................................................   1,370,793(7)(11)                 5.7%
  300 Park Avenue
  New York, NY 10022
James McLaren .........................................................   1,365,793(7)(12)                 5.7%
  300 Park Avenue
  New York, NY 10022
Frederick W. McCarthy..................................................        --                        *
Willis G. Ryckman III..................................................        --                        *
Ronald D. Paliughi.....................................................      59,000(13)                  *
Ronald R. Rominiecki...................................................       6,667(14)                  *
C. David Watson........................................................        --                        *
All executive officers and directors as a group (7 persons)............   7,710,767                       30.2%

------------

*  Less than 1%.

 (1) Except as otherwise indicated, each person has sole voting and dispositive power with respect to such shares.

 (2) Includes 5,982,867 shares held by DWG Acquisition, of which Mr. Peltz and Mr. May are the sole general partners.

 (3) Includes 200 shares owned by a family trust of which Mr. Peltz is a general partner. Mr. Peltz disclaims beneficial ownership of such 200 shares.

 (4) The Partnership is informed that DWG Acquisition has pledged such shares to a financial institution on behalf of Messrs. Peltz and May to secure loans made to them.

 (5) Includes options to purchase 965,000 shares of Class A Common Stock which have vested or will vest within 60 days of December 31, 1996.

 (6) Includes options to purchase 643,333 shares of Class A Common Stock which have vested or will vest within 60 days of December 31, 1996.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (7) The information set forth herein with respect to Messrs. Ehrman, Greenberg, Ketcher, Gerstl and McLaren is based solely on information contained in a
     Schedule 13D, dated July 16, 1996, filed pursuant to the Securities Exchange Act of 1934, as amended.

 (8) Includes 39,150 shares of Class A Common Stock owned by members of Mr. Ehrman's immediate family and an aggregate of 1,365,793 shares of Class A Common Stock he may be deemed to beneficially own as a general partner of EGS Associates, L.P., a Delaware limited partnership ('EGS Associates'), EGS Partners, L.L.C., a Delaware limited liability company ('EGS
     Partners'), Bev Partners, L.P., a Delaware limited partnership ('Bev Partners'), and Jonas Partners, L.P., a Delaware limited partnership ('Jonas Partners').

 (9) Includes 1,100 shares of Class A Common Stock owned by a member of Mr. Ketcher's immediate family and his mother-in-law and an aggregate of 1,365,793 shares of Class A Common Stock he may be deemed to beneficially own as a general partner of EGS Associates, EGS Partners, Bev Partners and Jonas Partners.

(10) Includes 8,500 shares of Class A Common Stock owned by a member of Mr. Gerstl's immediate family and an aggregate of 1,365,793 shares of Class A Common Stock he may be deemed to beneficially own as a general partner of EGS Associates, EGS Partners, Bev Partners and Jonas Partners.

(11) Includes 3,000 shares of Class A Common Stock owned by a member of Mr. Greenberg's immediate family and an aggregate of 1,365,793 shares of Class A Common Stock he may be deemed to beneficially own as a general partner of EGS Associates, EGS Partners, Bev Partners and Jonas Partners.

(12) Constitutes the shares of Class A Common Stock Mr. McLaren may be deemed to beneficially own as a general partner of EGS Associates, EGS Partners, Bev Partners and Jonas Partners.

(13) Includes options to purchase 49,000 shares of Class A Common Stock which have vested or will vest within 60 days of December 31, 1996.

(14) Represents options to purchase 6,667 shares of Class A Common Stock which have vested or will vest within 60 days of December 31, 1996.

                            ------------------------
     The foregoing table does not include 5,997,622 shares of Triarc's non-voting Class B Common Stock owned by Victor Posner or entities related to Victor Posner as a result of a certain Settlement Agreement dated on January 9, 1995. The shares of Class B Common Stock can be converted without restriction into an equal number of shares of Class A Common Stock following a transfer to a non-affiliate of Victor Posner. Triarc has certain rights of first refusal if such shares are proposed to be sold to an unaffiliated party. If the 5,997,622 currently outstanding shares of the Class B Common Stock were converted into shares of Class A Common Stock, such shares would constitute approximately 20.1% of the then outstanding shares of Class A Common Stock as of December 31, 1996.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RIGHTS OF THE GENERAL PARTNERS

     The Partnership and the Managing General Partner have extensive ongoing relationships with Triarc and its Affiliates. Affiliates of the Managing General Partner, including Triarc, perform certain administrative services for the Managing General Partner on behalf of the Partnership. Such Affiliates do not receive a fee for such services, but are reimbursed for all direct and indirect expenses incurred in connection therewith. See 'Management -- Reimbursement of Expenses of the Managing General Partner.' In addition, the Managing General Partner owns all of the Subordinated Units, representing 40.4% of the outstanding Units. Triarc indirectly owns 100% of the General Partners. Through the Managing General Partner's ability to control the management of the Partnership and its right to vote the Subordinated Units (effectively giving the Managing General Partner the ability to veto certain actions of the
Partnership), the Managing General Partner and its Affiliates have the ability to exercise substantial control over the Partnership. See 'Conflicts of Interest and Fiduciary Responsibility.'

TRANSACTIONS INVOLVING TRIARC AND ITS AFFILIATES

     In January 1996, the Partnership entered into a five-year lease, as lessee, with Graniteville, then a wholly owned subsidiary of Triarc, as lessor, with respect to certain storage facilities located in Graniteville, South Carolina. As consideration for the use of the leased premises, the Partnership is required to provide all of Graniteville's annual propane requirements (up to 700,000 gallons annually) at cost plus delivery expenses. Pursuant to the Graniteville Sale, such lease was assigned to Avondale and amended to provide that it may be terminated by either party thereto upon six months' notice.

     In August 1995 Triarc, through a wholly owned subsidiary, acquired all of the outstanding stock of two related propane distribution businesses. The aggregate purchase price was approximately $4.2 million (including the assumption of certain existing indebtedness). In September 1995 the stock of the subsidiary which acquired the two companies was contributed by Triarc to NPC Holdings, Inc. ('NPC Holdings') which, in turn, contributed such stock to the Managing General Partner. In consideration for such contribution, NPC Holdings received an additional 30 shares of the Managing General Partner's common stock, increasing its ownership of the Managing General Partner to 75.7% from 75.2%.

     In December 1995, National Propane borrowed $30 million under the Former Credit Facility and dividended such amount to subsidiaries of Triarc ($22.7 million) and SEPSCO ($7.3 million) in proportion to their respective percentage ownership in National Propane. On February 22, 1996, the 11 7/8% senior subordinated debentures of SEPSCO were redeemed. The cash for such redemption came from the proceeds of the $30 million of borrowings (which, under the Former Credit Facility, were restricted to the redemption of the 11 7/8% Debentures), liquidation of marketable securities and existing cash balances. The indebtedness incurred in part to finance such redemption was assumed by the Operating Partnership and repaid in connection with the Transactions.

     In the fourth quarter of 1995, the Managing General Partner sold approximately $3.9 million face amount of its accounts receivable to Triarc for approximately $3.8 million. As collections on such accounts receivable are received by the Managing General Partner they are remitted to Triarc on a periodic basis. This arrangement terminated on July 2, 1996 with a final payment to Triarc of approximately $300,000.

     The Managing General Partner receives from Triarc certain management services including legal, accounting, tax, insurance, financial and other management services. Effective April 23, 1993 the Managing General Partner entered into a management services agreement with Triarc, which was amended as of July 2, 1996 (as so amended, the 'Management Services Agreement'), pursuant to which Triarc is entitled to certain management fees from the Managing General Partner for services which do not relate to the business or operations of the Partnership or its subsidiaries and to (i) reimbursement of expenses incurred by it from the Partnership or the Operating Partnership regarding administrative services performed with respect to the business or operations of the Partnership and its subsidiaries and (ii) such reasonable fees as may be agreed to by Triarc and the Partnership for the performance by Triarc of any other services provided by it that relate to the business of the Partnership and its subsidiaries. Prior to April 23, 1993, the costs of management services were allocated by Triarc to its subsidiaries under a former management services agreement (the 'Former Management

Services Agreement') based first directly on the cost of the services provided and then, for those costs which could not be directly allocated, based upon the relative revenues and tangible assets as a percentage of Triarc's corresponding consolidated amounts. Additionally, in Transition 1993 the Managing General Partner was allocated certain costs representing uncollectible amounts owed to Triarc for similar management services by certain affiliates or former affiliates. For additional information regarding the Management Services Agreement and the Former Management Services Agreement, see note 19 to the consolidated financial statements of National Propane.

     Chesapeake Insurance Company Limited ('Chesapeake Insurance'), an indirect subsidiary of Triarc, provided certain insurance coverage and reinsurance of certain risks to the Managing General Partner until October 1993 at which time Chesapeake Insurance ceased writing all insurance and reinsurance. The net premium expense incurred was approximately $4 million in Transition 1993. In addition, on April 1, 1995 the Managing General Partner issued a promissory note to Chesapeake Insurance for $900,000. $125,000 of the principal of such note was repaid on December 31, 1995 and the remaining $775,000 was repaid on June 7, 1996.

     Triarc's wholly owned leasing subsidiary, NPC Leasing Corp. ('NPC Leasing'), leases vehicles and other equipment to companies that are or were affiliates of the Managing General Partner under long-term lease obligations. The Managing General Partner distributed the shares of NPC Leasing to Triarc as a dividend on July 2, 1996. NPC Leasing has had no billings with the Partnership since the closing of the IPO.

     The Managing General Partner holds an intercompany note of Triarc's in the aggregate principal amount of approximately $30.0 million as of December 31, 1996. Concurrent with the closing of the IPO, the Managing General Partner made a dividend of approximately $51.4 million aggregate principal amount of a then outstanding $81.4 million intercompany note to Triarc. See 'The IPO and Additional Transactions.' For additional information regarding the intercompany note, see Note 13 to the consolidated financial statements of National Propane.

PARTNERSHIP NOTE

     Concurrent with the closing of the IPO, the Operating Partnership made the Partnership Loan to Triarc. Management believes that, based on the terms of the Partnership Note, taken as a whole, the Partnership Note has a fair market value of not less than 100% of its principal amount. For information regarding the Partnership Loan and Triarc, see 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.'

     See 'The IPO and Additional Transactions,' 'Units Eligible for Future Sale' and 'The Selling Unitholder' for information regarding certain transactions between the Selling Unitholder and the Partnership.

               CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY

CONFLICTS OF INTEREST

     Certain conflicts  of interest  could  arise as  a  result of  the  General
Partners' relationships with their stockholders, on the one hand, and the Partnership, on the other hand. The directors and officers of the Managing General Partner and the Special General Partner have fiduciary duties to manage such Managing General Partner, including its investments in its subsidiaries and Affiliates, in a manner beneficial to their stockholders. In general, the Managing General Partner has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The Partnership Agreement contains provisions that allow the Managing General Partner to take into account the interests of parties in addition to the Partnership in resolving conflicts of interest, thereby limiting its fiduciary duty to the Unitholders as well as provisions that may restrict the remedies available to Unitholders for actions taken that might, without such limitations, constitute breaches of fiduciary duty. The duty of the directors and officers of the Managing General Partner to the stockholders of the Managing General Partner may, therefore, come into conflict with the duties of the Managing General Partner to the Partnership and the Unitholders. The Audit Committee of the Board of Directors of the

Managing General Partner will, at the request of the Managing General Partner, review conflicts of interest that may arise between the Managing General Partner or its Affiliates, on the one hand, and the Partnership, on the other. See 'Management -- Partnership Management' and ' -- Fiduciary Duties of the General Partners.'

     Conflicts of interest could arise in the situations described below, among others:

CERTAIN ACTIONS TAKEN BY THE MANAGING GENERAL PARTNER MAY AFFECT THE AMOUNT OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS OR ACCELERATE THE RIGHT TO CONVERT SUBORDINATED UNITS

     Decisions of the Managing General Partner with respect to the amount and timing of cash expenditures, participation in capital expansions and acquisitions, borrowings, issuance of additional Units and reserves in any quarter may affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in such quarter or subsequent quarters. The Partnership Agreement provides that any borrowings by the Partnership or the approval thereof by the Managing General Partner shall not constitute a breach of any duty owed by the Managing General Partner to the Partnership or the Unitholders including borrowings that have the purpose or effect, directly or indirectly, of enabling the the Managing General Partner to receive Incentive Distributions or hasten the expiration of the Subordination Period or the conversion of the Subordinated Units into Common Units. The Partnership Agreement provides that the Partnership may make loans to and borrow funds from the General Partners and their Affiliates. Further, any actions taken by the Managing General Partner consistent with the standards of reasonable discretion set forth in the definitions of Available Cash, Operating Surplus and Capital Surplus will be deemed not to breach any duty of the Managing General Partner to the Partnership or the Unitholders. The Managing General Partner intends to submit any question regarding amendments to the Partnership Agreement, the enforcement of Triarc's obligations under the Partnership Note and other matters that could have, in each case, a material adverse affect on the limited partners to the Audit Committee of the Board of Directors of the Managing General Partner. See 'Risk Factors -- Conflicts of Interest and Fiduciary Responsibility' and 'Cash Distribution Policy.'

BORROWINGS BY THE PARTNERSHIP MAY ENABLE THE MANAGING GENERAL PARTNER TO PERMIT PAYMENTS OF DISTRIBUTIONS ON THE SUBORDINATED UNITS

     The Managing General Partner generally must act as a fiduciary to the Partnership and the Unitholders, and therefore must generally consider the best interests of the Partnership when deciding whether to make capital or operating expenditures or take other steps with respect to the business of the Partnership. However, the Partnership Agreement provides that it will not constitute a breach of the General Partner's fiduciary duty if Partnership borrowings are effected that, directly or indirectly, enable the Managing General Partner to permit the payment of distributions on the Subordinated Units.

THE GENERAL PARTNER MAY MERGE WITH AND INTO TRIARC

     The Partnership Agreement provides that the Managing General Partner may merge with and into Triarc (the 'Triarc Merger') without the prior approval of any Unitholder; provided, however, that immediately prior to such merger (a) the Partnership has received an Opinion of Counsel, (b) the Special General Partner has not converted or transferred any portion of its General Partner Interest and
(c) the Special General Partner has a net worth equal to at least $15 million independent of its interest in the Partnership Group (as defined in the Glossary). The Partnership Note contains a covenant of Triarc that, in the event of the merger or consolidation of the Managing General Partner with and into Triarc, Triarc will concurrently therewith pledge as security for the Partnership Loan certain assets of the Managing General Partner. See 'Cash Distribution Policy -- Partnership Loan.' The Partnership Agreement also provides that after a merger of the General Partner into Triarc, Triarc may conduct businesses and activities of its own in which the Partnership will have no economic interest. On October 29, 1996, Triarc announced that its Board of Directors approved a plan to undertake the Spinoff Transactions. It is expected that the Triarc Merger may occur in connection with the Spinoff Transactions. See 'Certain Information Regarding Triarc.'

CERTAIN PARTNERSHIP ACTIONS REQUIRE THE APPROVAL OF THE UNITHOLDERS

     The Partnership and the Unitholders may not take certain actions without the affirmative vote of the holders of 66 2/3% of the outstanding Units or, in certain cases, a Unit Majority (which, during the Subordination Period, requires the affirmative vote of the holders of a majority of the Common Units and the Subordinated Units each voting as a separate class). The affirmative vote of 66 2/3% of the outstanding Units (including Units held by the General Partners and their Affiliates) is required to remove the Managing General Partner (with or without Cause). Certain amendments to the Partnership Agreement, a sale, merger or other disposition of substantially all of the assets of the
Partnership and certain issuances of Partnership Securities during the Subordination Period require the approval of a Unit Majority. At the date of this Prospectus, the Managing General Partner owns a sufficient percentage of the outstanding Units to require the Managing General Partner's affirmative vote to take such actions. The Managing General Partner may give or withhold its approval of any such action or vote its Subordinated Units for or against any such action, as the case may be, in its sole discretion without considering any interest of, or factors affecting, the Partnership or any Unitholder. See 'The Partnership Agreement.'

EMPLOYEES OF THE MANAGING GENERAL PARTNER AND ITS AFFILIATES WHO PROVIDE SERVICES TO THE PARTNERSHIP ALSO PROVIDE SERVICES TO OTHER BUSINESSES

     The Partnership does not have any employees and relies on employees of its subsidiaries, the Managing General Partner and its Affiliates, including Triarc. Prior to any merger of the Managing General Partner into Triarc, the Managing General Partner will not conduct any other business as long as it is a general partner of the Partnership. After any such merger, Triarc, as the Managing General Partner, may conduct businesses and activities of its own in which the Partnership will have no economic interest. In addition, Triarc and other Affiliates of the Managing General Partner, principally direct and indirect wholly owned subsidiaries of Triarc, will conduct business and activities of their own in which the Partnership will have no economic interest. Accordingly, there may be competition between the Partnership and Affiliates of the Managing General Partner, including Triarc, for the time and effort of employees who provide services to both. Certain officers of Affiliates of the Managing General Partner divide their time between the business of the Partnership and the business of the Affiliates and are not be required to spend any specified percentage or amount of their time on the business of the Partnership.

THE PARTNERSHIP WILL REIMBURSE THE MANAGING GENERAL PARTNER AND ITS AFFILIATES FOR CERTAIN EXPENSES

     Under the terms of the Partnership Agreement, the Managing General Partner and its Affiliates are reimbursed by the Partnership for certain expenses incurred on behalf of the Partnership, including costs incurred in providing corporate staff and support services to the Partnership (including compensation costs incurred under employee benefit plans). The Partnership Agreement provides that the Managing General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. See 'Management -- Reimbursement of Expenses of the Managing General Partner' and 'Certain Relationships and Related Transactions.'

THE MANAGING GENERAL PARTNER INTENDS TO LIMIT ITS LIABILITY WITH RESPECT TO THE PARTNERSHIP'S OBLIGATIONS

     Whenever possible, the Managing General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the Managing General Partner, the Special General Partner or their respective assets. The Partnership Agreement provides that any action by the Managing General Partner in so limiting the liability of the General Partners or that of the Partnership will not be deemed to be a breach of the General Partners' fiduciary duties, even if the Partnership could have obtained more favorable terms without such limitation on liability.

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COMMON  UNITHOLDERS WILL  HAVE NO RIGHT  TO ENFORCE OBLIGATIONS  OF THE MANAGING
GENERAL PARTNER AND ITS AFFILIATES UNDER AGREEMENTS WITH THE PARTNERSHIP

     The Partnership will acquire or provide many services from or to the Managing General Partner and its Affiliates (including Triarc) on an ongoing basis, including those described above. The agreements relating thereto do not grant to the holders of the Common Units, separate and apart from the Partnership, the right to enforce the obligations of the Managing General Partner and its Affiliates in favor of the Partnership. Therefore, the Managing General Partner will be primarily responsible for enforcing such obligations.

CONTRACTS BETWEEN THE PARTNERSHIP, ON THE ONE HAND, AND THE MANAGING GENERAL PARTNER AND ITS AFFILIATES, ON THE OTHER, WILL NOT BE THE RESULT OF ARMS'-LENGTH NEGOTIATIONS

     Under the terms of the Partnership Agreement, the Managing General Partner is not restricted from paying the Managing General Partner or its Affiliates for any services rendered (provided such services are rendered on terms fair and reasonable to the Partnership) or entering into additional contractual arrangements with any of them on behalf of the Partnership. Neither the
Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the Managing General Partner and its Affiliates, on the other, are or will be the result of arm's-length negotiations. All of such transactions entered into after the sale of the Common Units offered in the Offering are to be on terms which are fair and reasonable to the Partnership, provided that any transaction shall be deemed fair and reasonable if (i) such transaction is approved by the Audit Committee,
(ii) its terms are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), the transaction is fair to the Partnership. The Managing General Partner and its Affiliates have no obligation to permit the Partnership to use any facilities or assets of the Managing General Partner and such Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, and there is no obligation on the Managing General Partner and its Affiliates to enter into any such contracts.

POTENTIAL ROLL-UP TRANSACTIONS

     The Partnership Agreement does not prohibit the Partnership from engaging in roll-up transactions. Although the Managing General Partner has no present intention of causing the Partnership to engage in any such transaction, it is possible it will do so in the future. There can be no assurance that a roll-up transaction would not have a material adverse effect on a Unitholder's investment in the Partnership.

COMMON UNITHOLDERS HAVE NOT BEEN REPRESENTED BY COUNSEL

     The Common Unitholders were not represented by counsel in connection with the preparation of the Partnership Agreement or other agreements referred to herein. The attorneys, accountants and others who have performed services for the Partnership in connection with the IPO, the Transactions, the Private Placement and the Offering have been employed by the Managing General Partner and its Affiliates and may continue to represent the Managing General Partner and its Affiliates. Attorneys, accountants and others who will perform services for the Partnership in the future will be selected by the Managing General Partner or the Audit Committee and may also perform services for the Managing General Partner and its Affiliates. The Managing General Partner may retain separate counsel for the Partnership or the Unitholders, depending on the nature of the conflict that arises, but it does not intend to do so in most cases.

PARTNERSHIP INTERESTS ARE SUBJECT TO THE MANAGING GENERAL PARTNER'S LIMITED CALL RIGHT

     The Partnership Agreement provides that it will not constitute a breach of the Managing General Partner's fiduciary duties if the Managing General Partner exercises its right to call for and purchase partnership interests as provided in the Partnership Agreement or assign this right to its Affiliates or to the Partnership. The Managing General Partner thus may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise such right. As a consequence, a holder of partnership

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
interests may have his partnership interests purchased from him even though he may not desire to sell them, and the price paid may be less than the amount the holder would desire to receive upon sale of his partnership interests. For a description of such right, see 'The Partnership Agreement -- Limited Call Right.'

THE GENERAL PARTNERS' AFFILIATES MAY COMPETE WITH THE PARTNERSHIP

     The General Partners are not restricted from engaging in any business activities other than the retail sales of propane to end users in the continental United States, even if they are in competition with the Partnership. As a result, conflicts of interest may arise between Affiliates of the General Partners, on the one hand, and the Partnership, on the other. The Partnership Agreement expressly provides that, subject to certain limited exceptions, it shall not constitute a breach of the General Partners' fiduciary duties to the Partnership or the Unitholders for Affiliates of the General Partners to engage in direct competition with the Partnership, other than with respect to the retail sale of propane to end users within the continental United States. Such competition may include the trading, transportation, storage and wholesale distribution of propane. The Partnership Agreement also provides that the General Partners and their Affiliates have no obligation to present business opportunities to the Partnership.

FIDUCIARY DUTIES OF THE GENERAL PARTNERS

     The General Partners are accountable to the Partnership and the Unitholders as fiduciaries. Consequently, the General Partners must exercise good faith and integrity in handling the assets and affairs of the Partnership. In contrast to the relatively well-developed law concerning fiduciary duties owed by officers and directors to the shareholders of a corporation, the law concerning the duties owed by general partners to other partners and to partnerships is relatively undeveloped. Neither the Delaware Revised Uniform Limited Partnership Act (the 'Delaware Act') nor case law defines with particularity the fiduciary duties owed by general partners to limited partners or a limited partnership, but the Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by general partners to limited partners and the partnership. The provisions of the Delaware Act that allow the fiduciary duties of a general partner to be waived or restricted by a partnership agreement have not been resolved in a court of law, and the General Partners have not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict fiduciary duties of the General Partners. Unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the General Partners and their officers and directors and the remedies available to the Unitholders.

     Fiduciary duties are generally considered to include an obligation to act with good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction as to which it has a conflict of interest. In order to induce the Managing General Partner to manage the business of the Partnership, the Partnership Agreement, as permitted by the Delaware Act, contains various provisions intended to have the effect of limiting the fiduciary duties that might otherwise be owed by the Managing General Partner to the Partnership and its partners and waiving or consenting to conduct by the Managing General Partner and its Affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law.

     The Partnership Agreement provides that in order to become a limited partner of the Partnership, a holder of Common Units is required to agree to be bound by the provisions thereof, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and enforceability of partnership agreements. The Delaware Act also provides that a partnership agreement is not unenforceable by reason of its not having been signed by a person being admitted as a limited partner or becoming an assignee in accordance with the terms thereof.

     The Partnership Agreement provides that whenever a conflict of interest arises between the General Partners or their Affiliates, on the one hand, and the Partnership or any other partner, on the other, the Managing General Partner shall resolve such conflict. The General Partners shall not be in breach of their obligations under the Partnership Agreement or their duties to the Partnership or the

                                      113


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
Unitholders if the resolution of such conflict is fair and reasonable to the Partnership, and any resolution shall conclusively be deemed to be fair and reasonable to the Partnership if such resolution is (i) approved by the Audit Committee (although no party is obligated to seek such approval and the Managing General Partner may adopt a resolution or course of action that has not received such approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). In resolving such conflict, the Managing General Partner may (unless the resolution is specifically provided for in the Partnership Agreement) consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices or historical dealings with a particular person or entity and, if applicable, generally accepted accounting or engineering practices or principles and such other factors as it deems relevant. Thus, unlike the strict duty of a fiduciary who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the Managing General Partner to consider the interests of all parties to a conflict of interests, including the interests of the General Partners and their stockholders. In connection with the resolution of any conflict that arises, unless the Managing General Partner has acted in bad faith, the action taken by the Managing General Partner shall not constitute a breach of the Partnership Agreement, any other agreement or any standard of care or duty imposed by the Delaware Act or other applicable law. The Partnership Agreement also provides that in certain circumstances the Managing General Partner may act in its sole discretion, in good faith or pursuant to other appropriate standards.

     The Delaware Act provides that a limited partner may institute legal action on behalf of the partnership (a partnership derivative action) to recover damages from a third party where the general partner has refused to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, the statutory or case law of certain jurisdictions may permit a limited partner to institute legal action on behalf of himself or all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

     The Partnership Agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited, to the extent permitted by law, as required to permit the Managing General Partner and its officers and directors to act under the Partnership Agreement or any other agreement contemplated therein and to make any decision pursuant to the authority prescribed in the Partnership Agreement so long as such action is reasonably believed by the Managing General Partner to be in, or not inconsistent with, the best interests of the Partnership. Further, the Partnership Agreement provides that the Managing General Partner and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the Managing General Partner and such other persons acted in good faith.

     In addition, under the terms of the Partnership Agreement, the Partnership is required to indemnify the General Partners and their officers, directors, employees, Affiliates, partners, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partners or other such persons, if the General Partners or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful. See 'The Partnership Agreement -- Indemnification.' Thus, the General Partners could be indemnified for their negligent acts if they meet such requirements concerning good faith and the best interests of the Partnership.

                        DESCRIPTION OF THE COMMON UNITS

     The Common Units are registered under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and the rules and regulations promulgated thereunder, and the Partnership is subject to the reporting and certain other requirements of the Exchange Act. The Partnership is required to file periodic reports containing financial and other information with the Commission. Purchasers of Common Units in the Offering and subsequent transferees of Common Units (or their brokers, agents

                                      114


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
or nominees on their behalf) will be required to execute Transfer Applications, the form of which is included as Appendix A to this Prospectus. Purchasers in the Offering may hold Common Units in nominee accounts, provided that the broker (or other nominee) executes and delivers a Transfer Application and becomes a limited partner. The Partnership will be entitled to treat the nominee holder of a Common Unit as the absolute owner thereof, and the beneficial owner's rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

THE UNITS

     The Common Units and the Common Units issued upon conversion of Subordinated Units represent limited partner interests in the Partnership. The Subordinated Units held by the Managing General Partner or its Affiliates are (unless such Persons elect otherwise) general partner interests in the Partnership. The holders of Common Units and Subordinated Units are entitled to participate in Partnership distributions and exercise the rights or privileges available to Common Unitholders and Subordinated Unitholders, respectively, under the Partnership Agreement. For a description of the relative rights and preferences of Common Units and Subordinated Units in and to Partnership distributions, together with a description of the circumstances under which Subordinated Units may convert into Common Units, see 'Cash Distribution Policy.' For a description of the rights and privileges of limited partners under the Partnership Agreement, see 'The Partnership Agreement.'

TRANSFER AGENT AND REGISTRAR

DUTIES

     American Stock Transfer & Trust Company is the registrar and transfer agent (the 'Transfer Agent') for the Common Units and receives a fee from the Partnership for serving in such capacities. All fees charged by the Transfer Agent for transfers of Common Units will be borne by the Partnership and not by the holders of Common Units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a Common Unit and other similar fees or charges will be borne by the affected holder. There will be no charge to holders for disbursements of the Partnership's cash distributions. The Partnership has agreed to indemnify the Transfer Agent, its agents and each of their respective shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of its activities as such, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

RESIGNATION OR REMOVAL

     The Transfer Agent may at any time resign, by notice to the Partnership, or be removed by the Partnership, such resignation or removal to become effective upon the appointment by the Partnership of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, the Managing General Partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

     Until a Common Unit has been transferred on the books of the Partnership, the Partnership and the Transfer Agent, notwithstanding any notice to the contrary, may treat the record holder thereof as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. The transfer of the Common Units to persons that purchase directly from the Selling Unitholder will be accomplished through the completion, execution and delivery of a Transfer Application by such investor in connection with such Common Units. Any subsequent transfers of a Common Unit will not be recorded by the Transfer Agent or recognized by the Partnership unless the transferee executes and

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
delivers a Transfer Application. By executing and delivering a Transfer Application (the form of which is set forth as Appendix A to this Prospectus and which is also set forth on the reverse side of the certificates representing the Common Units), the transferee of Common Units (i) becomes the record holder of such Common Units and shall constitute an assignee until admitted into the Partnership as a substitute limited partner, (ii) automatically requests admission as a substituted limited partner in the Partnership, (iii) agrees to be bound by the terms and conditions of, and executes, the Partnership Agreement, (iv) represents that such transferee has the capacity, power and authority to enter into the Partnership Agreement, (v) grants powers of attorney to the Partnership and any liquidator of the Partnership as specified in the Partnership Agreement, and (vi) makes the consents and waivers contained in the Partnership Agreement. An assignee will become a substituted limited partner of the Partnership in respect of the transferred Common Units upon the consent of the Partnership and the recordation of the name of the assignee on the books and records of the Partnership. Such consent may be withheld in the sole discretion of the Managing General Partner.

     Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Partnership in respect of the transferred Common Units. A purchaser or transferee of Common Units who does not execute and deliver a Transfer Application obtains only (a) the right to assign the Common Units to a purchaser or other transferee and (b) the right to transfer the right to seek admission as a substituted limited partner in the Partnership with respect to the transferred Common Units. Thus, a purchaser or transferee of Common Units who does not execute and deliver a Transfer Application will not receive cash distributions unless the Common Units are held in a nominee or 'street name' account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units, and may not receive certain federal income tax information or reports furnished to record holders of Common Units. The transferor of Common Units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Common Units, but a transferee agrees, by acceptance of the certificate representing Common Units, that the transferor will not have a duty to insure the execution of the Transfer Application by the transferee and will have no liability or responsibility if such transferee neglects or chooses not to execute and forward the Transfer Application to the Transfer Agent. See 'The Partnership Agreement -- Status as Limited Partner or Assignee.'

                                      116



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
                           THE PARTNERSHIP AGREEMENT

     The following paragraphs are a summary of certain provisions of the Partnership Agreement. The Partnership Agreement for the Partnership and the Partnership Agreement for the Operating Partnership (the 'Operating Partnership Agreement') are exhibits to the Registration Statement of which this Prospectus is a part. The Partnership will provide prospective investors with a copy of the Partnership Agreement and the Operating Partnership Agreement upon request at no charge. THE FOLLOWING SUMMARY OF MATERIAL PROVISIONS OF THE PARTNERSHIP AGREEMENT (AND EACH OTHER SUMMARY CONTAINED IN THIS PROSPECTUS OF ANY PROVISIONS OF THE PARTNERSHIP AGREEMENT) IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PARTNERSHIP AGREEMENTS FOR THE PARTNERSHIP AND FOR THE OPERATING PARTNERSHIP. The Partnership is the sole limited partner of the Operating Partnership, which owns, manages and operates the Partnership's business. The Managing General Partner and the Special General Partner serve as the general partners of the Partnership and of the Operating Partnership. Unless specifically described otherwise, references herein to the 'Partnership Agreement' constitute references to the Partnership Agreement and the Operating Partnership Agreement, collectively.

     Certain material provisions of the Partnership Agreement are summarized elsewhere in this Prospectus under various headings. With regard to various transactions and relationships of the Partnership with the General Partners and their Affiliates, see 'Risk Factors -- Conflicts of Interest and Fiduciary
Responsibility,'   'Certain   Relationships  and   Related   Transactions,'  and
'Conflicts of Interest and Fiduciary Responsibility.' With regard to the management of the Partnership, see 'Management.' With regard to the transfer of Common Units, see 'Description of the Common Units -- Transfer of Common Units.' With regard to distributions of Available Cash, see 'Cash Distribution Policy.' With regard to allocations of taxable income and taxable loss, see 'Tax Considerations.' Prospective investors are urged to review these sections of this Prospectus and the Partnership Agreement carefully.

ORGANIZATION

     The Partnership and the Operating Partnership were organized on March 13, 1996 and March 15, 1996, respectively, as Delaware limited partnerships. The Managing General Partner and the Special General Partner are the general partners of the Partnership and the Operating Partnership. The General Partners own an effective combined 4% unsubordinated General Partner Interest, the Managing General Partner owns a 38.7% subordinated general partner interest (as holder of the Subordinated Units) and the Common Unitholders own a 57.3% limited partner interest, in the Partnership and the Operating Partnership on a combined basis.

SPECIAL GENERAL PARTNER

     The Special General Partner, a wholly owned subsidiary of the Managing General Partner, is a non-managing general partner of the Partnership and the Operating Partnership. Pursuant to the Partnership Agreement, the Special
General Partner is prohibited from conducting any business or having any operations other than those incidental to serving as a general partner of the Partnership and the Operating Partnership. The Partnership Agreement also provides that the Board of Directors of the Special General Partner shall be at all times composed of the same individuals who compose the Board of Directors of the Managing General Partner. In the event the Managing General Partner is merged with and into Triarc, the Audit Committee of the Special General Partner will perform the functions previously performed by the Audit Committee of the Managing General Partner. In addition, the Partnership Agreement provides that if, following a merger of the Managing General Partner with and into Triarc, Triarc involuntarily withdraws as general partner of the Partnership pursuant to bankruptcy or certain related events, the Special General Partner shall become the managing general partner of the Partnership and shall continue the business of the Partnership, without any Unitholder approval.

     Provided that the Triarc Merger has not occurred, the Special General Partner may convert all or a portion of its combined unsubordinated general partner interest into Units having rights to distributions of Available Cash from Operating Surplus equal to the distribution rights with respect to Available Cash from Operating Surplus of the combined unsubordinated general partner interest so converted. For example, the Special General Partner's combined effective 2% interest in the Partnership and the

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Operating Partnership would be exchanged into 234,067 Units. Additional  capital contributions by the Special General Partner upon other issuances of additional Partnership securities will increase the number of Units into which such combined interest is exchanged. Such Units shall be issued as Subordinated Units and/or Common Units in the same proportion as Subordinated Units initially issued to the General Partner are at such time constituted. Upon conversion of all of the Special General Partner's combined unsubordinated general partner interests, the Special General Partner will no longer be obligated to make additional capital contributions upon other issuances of additional Partnership securities.

PURPOSE

     The purpose of the Partnership under the Partnership Agreement is limited to serving as the limited partner of the Operating Partnership and engaging in any business activity that may be engaged in by the Operating Partnership or that is approved by the Managing General Partner. The Operating Partnership Agreement provides that the Operating Partnership may engage in any activity engaged in by National Propane and its subsidiaries immediately prior to the IPO, and any other activity approved by the Managing General Partner. Although the Managing General Partner has the ability under the Partnership Agreement to cause the Partnership and the Operating Partnership to engage in activities other than propane marketing and related businesses, the Managing General Partner has no current intention of doing so. The Managing General Partner is authorized in general to perform all acts deemed necessary to carry out such purposes and to conduct the business of the Partnership. See ' -- Certain Required Approvals of the Managing General Partner.'

CAPITAL CONTRIBUTIONS

     For a description of the initial capital contributions made to the Partnership, see 'The IPO and Additional Transactions.' The Unitholders are not obligated to make additional capital contributions to the Partnership, except as described below under ' -- Limited Liability.'

POWER OF ATTORNEY

     Each Limited Partner (as defined in the Glossary), and each person who acquires a Unit from a Unitholder and executes and delivers a Transfer Application with respect thereto, grants to the Managing General Partner and, if a liquidator of the Partnership has been appointed, such liquidator, a power of attorney to, among other things, execute and file certain documents required in connection with the qualification, continuance or dissolution of the Partnership, or the amendment of the Partnership Agreement in accordance with the terms thereof and to make consents and waivers contained in the Partnership Agreement.

LIMITED LIABILITY

     Assuming that a Limited Partner does not participate in the control of the business of the Partnership within the meaning of the Delaware Act and that such Limited Partner otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to certain possible exceptions, to the amount of capital that such Limited Partner is obligated to contribute to the Partnership in respect of his Common Units plus such Limited Partner's share of any undistributed profits and assets of the Partnership. If it were determined, however, that the right or exercise of the right by the Limited Partners as a group, to remove or replace the General Partners, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted 'participation in the control' of the Partnership's business for the purposes of the Delaware Act, then the Limited Partners could be held personally liable for the Partnership's obligations under the laws of the State of Delaware to the same extent as the General Partners with respect to persons who transact business with the Partnership reasonably believing, based on the Limited Partner's conduct, that the Limited Partner is a general partner.

     Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the

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partnership,  other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the Partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that nonrecourse liability. The Delaware Act provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

     The Operating Partnership currently conducts business in approximately 25 states. Maintenance of limited liability may require compliance with legal requirements in such jurisdictions in which the Operating Partnership conducts business, including qualifying the Operating Partnership to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that the Partnership was, by virtue of its limited partner interest in the Operating Partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the Limited Partners as a group, to remove or replace the General Partners, to approve certain amendments to the Partnership Agreement, or to take other action pursuant to the Partnership Agreement constituted 'participation in the control' of the Partnership's business for the purposes of the statutes of any relevant jurisdiction, then the Limited Partners could be held personally liable for the Partnership's obligations under the law of such jurisdiction to the same extent as the General Partners under certain circumstances. The Partnership will operate in such manner as the Managing General Partner deems reasonable and necessary or appropriate to preserve the limited liability of the Limited Partners.

ISSUANCE OF ADDITIONAL SECURITIES

     The Partnership Agreement authorizes the Managing General Partner to cause the Partnership to issue an unlimited number of additional limited and/or general partner interests and other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the Managing General Partner in its sole discretion without the approval of any Limited Partners; provided that, during the Subordination Period, except as provided in clauses (i) and (ii) of the following sentence, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 3,095,238 additional Common Units (including the 400,000 Common Units sold in the Private Placement and offered hereby) or an equivalent number of securities ('parity securities') ranking on a parity with the Common Units (excluding the 111,074 Common Units issued upon exercise of the IPO Over-Allotment Option, and Common Units issued pursuant to employee benefit plans, upon conversion of the Special General Partner's combined unsubordinated general partner interest, upon conversion of Subordinated Units and subject to adjustment in the event of a combination or subdivision of Common Units) without the approval of the holders of at least a Unit Majority. During the Subordination Period the Partnership may also issue
(i) an unlimited number of additional Common Units or parity securities without the approval of the Unitholders if such issuance occurs (A) in connection with an Acquisition or a Capital Improvement or (B) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that would have, if acquired by the Partnership as of the date that is one year prior to the first day of the quarter in which such transaction is to be effected, resulted in an increase in
(1) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Units with respect to each of the four most recently completed quarters (on a pro forma basis) over (2) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Units with respect to each of such

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
four quarters (or, if the issuance of Units with respect to an Acquisition or Capital Improvement occurs within the first four full quarters from the Closing Date, then based on the Partnership's pro forma Adjusted Operating Surplus for any full quarter for which there was no actual performance); and (ii) an unlimited number of Units or parity securities prior to the end of the Subordination Period and without the approval of the Unitholders if the use of proceeds from such issuance is exclusively to repay up to $50 million in indebtedness of a member of the Partnership Group (as defined in the Glossary), in each case only where the aggregate amount of distributions that would have been paid with respect to such newly issued Units and the related additional distributions that would have been made to the General Partners in respect of the four-quarter period ending prior to the first day of the quarter in which the issuance is to be consummated (assuming such additional Units had been outstanding throughout such period and that distributions equal to the distributions that were actually paid on the outstanding Units during the period were paid on such additional Units) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). From time to time, the Partnership may file a registration statement with respect to Common Units to be issued in connection with Acquisitions or Capital Improvements. In addition, the Partnership may file a Registration Statement on Form S-8 with respect to Units that have been issued pursuant to the Unit Option Plan. In accordance with Delaware law and the provisions of the Partnership Agreement, the Partnership may also issue additional partnership interests that, in the discretion of the Managing General Partner, may have special voting rights to which the Common Units are not entitled.

     The General Partners will have the right, which they may from time to time assign in whole or in part to any of their Affiliates, to purchase Common Units, Subordinated Units or other equity securities of the Partnership from the Partnership whenever, and on the same terms that, the Partnership issues such securities or rights to Persons other than the General Partners and their Affiliates, to the extent necessary to maintain the percentage interest of the General Partners and their Affiliates in the Partnership that existed immediately prior to each such issuance. Moreover, upon the issuance of additional Partnership Securities each of the General Partners will be required to make contributions to the Partnership which, when added to the additional amount contributed in exchange for such Partnership Securities, will equal 2% of such additional capital contributions. The holders of Common Units or Subordinated Units (other than the General Partners and their Affiliates) do not have preemptive rights to acquire additional Common Units, Subordinated Units or other partnership interests that may be issued by the Partnership. Furthermore, the General Partners and any of their Affiliates may acquire Units or other
Partnership Securities and, except as otherwise provided in the Partnership Agreement, shall be entitled to exercise all rights of a holder or assignee of such Units or Partnership Securities, as the case may be. Additional issuances of Units, including Subordinated Units or other equity securities of the Partnership ranking junior to the Common Units, may reduce the likelihood of, and the amount of, any distributions above the Minimum Quarterly Distribution.

AMENDMENT OF PARTNERSHIP AGREEMENT

     Amendments to the Partnership Agreement may be proposed only by or with the consent of the Managing General Partner. In order to adopt a proposed amendment, the Partnership is required to seek written approval of the holders of the number of Units required to approve such amendment or call a meeting of the Unitholders to consider and vote upon the proposed amendment, except as described below. Proposed amendments (unless otherwise specified) must be approved by holders of a majority of the outstanding Units (including Units held by the General Partners and their Affiliates), except that no amendment may be made which would (i) enlarge the obligations of any Limited Partner, without its consent, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to, the General Partners or any of their Affiliates without the Managing General Partner's consent, which may be given or withheld in its sole discretion, (iii) change the term of the Partnership, (iv) provide that the Partnership is not dissolved upon the expiration of its term or
(v) give any Person the right to dissolve the Partnership other than the Managing General Partner's right to dissolve the Partnership with the approval of holders of a Unit Majority.

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
     The Managing General Partner may generally make amendments to the Partnership Agreement without the approval of any Limited Partner or assignee to reflect (i) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership, (ii) admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement, (iii) a change that, in the sole discretion of the Managing General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability or to ensure that neither the Partnership nor the Operating Partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (except approval of holders of a Unit Majority will be required if such amendment would result in a delisting or a suspension of trading of any class of Units on the principal national securities exchange or over the counter market where such class of Units is then traded), (iv) an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership, or the General Partners or their directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or 'plan asset' regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed, (v) subject to the limitations on the issuance of additional Common Units or other limited or general partner interests described above, an amendment that in the sole discretion of the Managing General Partner is necessary or advisable in connection with the authorization of additional limited or general partner interests, (vi) any amendment expressly permitted in the Partnership Agreement to be made by the Managing General Partner acting alone, (vii) an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of the Partnership Agreement, (viii) any amendment that, in the sole discretion of the Managing General Partner, is necessary or advisable in connection with the formation by the Partnership of, or its investment in, any corporation, partnership or other entity (other than the Operating Partnership) as otherwise permitted by the Partnership Agreement, (ix) a change in the fiscal year and/or taxable year of the Partnership and changes related thereto, (x) a conversion of Units held by the Managing General Partner or its Affiliates at the election of the Managing General Partner or its Affiliates from general partner interests into limited partner interests, and (xi) any other amendments substantially similar to any of the foregoing.

     In addition to the Managing General Partner's right to amend the Partnership Agreement as described above, the Managing General Partner may make amendments to the Partnership Agreement without the approval of any Unitholder or assignee if such amendments (i) do not adversely affect the Limited Partners in any material respect, (ii) are necessary or advisable (in the sole discretion of the Managing General Partner) to satisfy any requirements, conditions or guidelines contained in any opinion, directive, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (iii) are necessary or advisable (in the sole discretion of the Managing General Partner) to facilitate the trading of the Common Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Common Units are or will be listed for trading, compliance with any of which the Managing General Partner deems to be in the best interests of the Partnership and the Unitholders, (iv) are necessary or advisable in connection with any action taken by the Managing General Partner relating to splits or combinations of Units pursuant to the provisions of the Partnership Agreement or (v) are required to effect the intent expressed in this Prospectus or contemplated by the Partnership Agreement. The Managing General Partner will not be required to obtain an Opinion of Counsel (as defined in the Glossary) in the event of the amendments described in the two immediately preceding paragraphs. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the Units (including Units held by the General Partners and their Affiliates) unless the Partnership has obtained an Opinion of Counsel to the effect that such amendment will not affect the limited liability under applicable law of any limited partner in the Partnership or the limited partner of the Operating Partnership. Any amendment that materially and adversely affects the rights or preferences of any type or class of outstanding Units in relation to other classes of Units will require the approval of at least a majority of the type or class of Units so affected.

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
MERGER, SALE OR OTHER DISPOSITION OF ASSETS

     The Managing General Partner is prohibited, without the prior approval of holders of a Unit Majority, from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership; provided that the Partnership may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership's assets without such approval. The Partnership may also sell all or substantially all of its assets pursuant to a foreclosure or other realization upon the foregoing encumbrances without such approval. The Unitholders are not entitled to dissenters' rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation of the Partnership, a sale of substantially all of the Partnership's assets or any other transaction or event.

TERMINATION AND DISSOLUTION

     The Partnership will continue until December 31, 2086, unless sooner terminated pursuant to the Partnership Agreement. The Partnership will be dissolved upon (i) the election of the Managing General Partner to dissolve the Partnership, if approved by the holders of a Unit Majority, (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership and the Operating Partnership, (iii) the entry of a decree of judicial dissolution of the Partnership or (iv) the withdrawal or removal of the Managing General Partner or the occurrence of any other event that results in its ceasing to be the Managing General Partner (other than (x) by reason of a transfer of its unsubordinated general partner interest in accordance with the Partnership Agreement, (y) withdrawal or removal following approval and admission of a successor or (z) certain bankruptcy-related events of the Managing General Partner but only if at such time Triarc is the Managing General Partner and the Special General Partner is not bankrupt at such time). Upon a dissolution pursuant to (x) or (y) of clause (iv) above, the holders of a Unit Majority may also elect, within certain time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions set forth in the Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Partnership Agreement and having as general partner an entity approved by the holders of at least a Unit Majority subject to receipt by the Partnership of an Opinion of Counsel. Upon a dissolution pursuant to (z) of clause (iv) above, the Special General Partner shall automatically become the Managing General Partner and the Partnership shall continue without any Unitholder action.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon dissolution of the Partnership, unless the Partnership is reconstituted and continued as a new limited partnership, the Person authorized to wind up the affairs of the Partnership (the 'Liquidator') will, acting with all of the powers of the Managing General Partner that such Liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate the Partnership's assets and apply the proceeds of the liquidation as provided in 'Cash Distribution Policy -- Distributions of Cash Upon Liquidation.' Under certain circumstances and subject to certain limitations, the Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNERS

     The Managing General Partner has agreed not to withdraw voluntarily as the managing general partner of the Partnership and the Operating Partnership prior to June 30, 2006 (with limited exceptions described below), without obtaining the approval of the holders of a Unit Majority and furnishing an Opinion of Counsel. On or after June 30, 2006, the Managing General Partner may withdraw as the Managing General Partner (without first obtaining approval from any
Unitholder) by giving 90 days' written notice, and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, the Managing General Partner may withdraw without Unitholder

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
approval upon 90 days' notice to the Limited Partners if more than 50% of the outstanding Common Units are held or controlled by one Person and its Affiliates (other than the General Partners and their Affiliates). In addition, the Partnership Agreement permits the Managing General Partner (in certain limited instances) to sell or otherwise transfer all of its General Partner Interest, without the approval of the Unitholders. See ' -- Transfer of General Partners' Interests and Right to Receive Incentive Distributions and Conversion of Units Held by Managing General Partner into Limited Partner Interests.'

     Upon the withdrawal of the Managing General Partner under any circumstances (other than as a result of (x) a transfer by the Managing General Partner of all or a part of its General Partner Interest or (y) certain bankruptcy-related events of the Managing General Partner but only if the Managing General Partner is Triarc and the Special General Partner is not bankrupt at such time), the holders of a Unit Majority may select a successor to such withdrawing Managing General Partner. If such a successor is not elected, or is elected but an Opinion of Counsel cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after such withdrawal the holders of a Unit Majority agree in writing to continue the business of the Partnership and to the appointment of a successor Managing General Partner. See ' -- Termination and Dissolution.'

     The Managing General Partner may not be removed unless such removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding Units (including Units held by the General Partners and their Affiliates) and the Partnership receives an Opinion of Counsel. Any such removal is also subject to the approval of a successor general partner by the vote of the holders of not less than a Unit Majority. Units held by the General Partners and their Affiliates shall be deemed to be outstanding for purposes of any such vote. The Partnership Agreement also provides that if the Managing General Partner is removed as general partner of the Partnership other than for Cause and Units held by the General Partners and their Affiliates are not voted in favor of such removal (i) the Special General Partner shall withdraw as general partner of the Partnership and the Operating Partnership, (ii) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (iii) any existing Common Unit Arrearages will be extinguished and (iv) the General Partners will have the right to convert their General Partner Interests and the right to receive Incentive Distributions into Common Units or to receive in exchange for such interests a cash payment equal to the fair market value (as determined below) of such interests.

     Withdrawal or removal of the Managing General Partner as a general partner of the Partnership also constitutes withdrawal or removal, as the case may be, of the Managing General Partner as a general partner of the Operating Partnership. The withdrawal or removal of the Managing General Partner, as a general partner of the Partnership, will also constitute a withdrawal or removal, as the case may be, of the Special General Partner as a general partner of the Partnership and the Operating Partnership unless such withdrawal of the Managing General Partner is caused by certain bankruptcy related events of the Managing General Partner but only if the Managing General Partner is Triarc and the Special General Partner is not bankrupt at such time (in which case the Special General Partner will automatically become the managing general partner and the Partnership will continue without any action by Unitholders).

     In the event of withdrawal of the General Partners where such withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the unsubordinated general partner interests of the departing General Partners (the 'Departing Partners') in the Partnership and the Operating Partnership and the right to receive Incentive Distributions for a cash payment equal to the fair market value of such interests. Under all other circumstances where the General Partners withdraw or are removed by the Unitholders, the Departing Partners will have the option to require the successor general partner to purchase such unsubordinated general partner interests of the Departing Partners and the right to receive Incentive Distributions for such amount. In each case, such fair market value will be determined by agreement between the Departing Partners and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent experts selected by the Departing Partners and the successor general partner (or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them). In addition, the Partnership will be required to
reimburse   the   Departing  Partners   for  all   amounts  due   the  Departing

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
Partners, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the Departing Partners for the benefit of the Partnership.

     If neither of the above-described options are exercised by either the Departing Partners or the successor general partner, as applicable, the Departing General Partners will have the right to convert their unsubordinated general partner interests and their right to receive Incentive Distributions into Common Units equal to the fair market value of such interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph or to receive cash from the Partnership in exchange for such interests.

TRANSFER OF GENERAL PARTNERS' INTERESTS AND RIGHT TO RECEIVE INCENTIVE DISTRIBUTIONS
AND CONVERSION OF UNITS HELD BY THE MANAGING GENERAL PARTNER INTO LIMITED PARTNER INTERESTS

     Except for (x) a transfer by either of the General Partners of all, but not less than all, of their General Partner Interests in the Partnership and the Operating Partnership to (a) an Affiliate (including Triarc) or (b) another Person in connection with the merger or consolidation of either of the Managing General Partner with or into another Person, (y) the transfer by either of the General Partners of all or substantially all of its assets to another Person, or
(z) the transfer by operation of law upon the merger or liquidation of the Managing General Partner with and into Triarc but only if, (i) the Partnership has received an Opinion of Counsel, (ii) the Special General Partner has not converted or transferred any portion of its 1.0% general partner interest in the Partnership or 1.0101% general partner interest in the Operating Partnership and
(iii) the Special General Partner has a net worth equal to at least $15 million independent of its interest in the Partnership Group, neither of the General Partners may transfer all or any part of its General Partner Interest in the Partnership to another Person prior to June 30, 2006, without the approval of the holders of a Unit Majority; provided that, in each case, such transferee assumes the rights and duties of the Managing General Partner to whose interest such transferee has succeeded, agrees to be bound by the provisions of the Partnership Agreement, furnishes an Opinion of Counsel and agrees to acquire all (or the appropriate portion thereof, as applicable) of the transferring Managing General Partner's interests in the Operating Partnership and agrees to be bound by the provisions of the Operating Partnership Agreement. The Partnership Agreement permits the Managing General Partner to transfer its Subordinated Units and Common Units to one or more Persons. The Partnership Note, however, contains certain agreements by Triarc that could restrict the Managing General Partner's ability to transfer or sell Subordinated Units. See 'Cash Distribution Policy -- Partnership Loan.' The Managing General Partner and its Affiliates may each at their election convert any portion of the Units from general partner interests into limited partner interests. In addition, the Subordinated Units held by the Managing General Partner will convert into limited partner interests upon (i) the conversion into Common Units or (ii) immediately prior to the transfer of the Subordinated Units to transferees who are unaffiliated with the Managing General Partner. Furthermore, the Special General Partner can convert its General Partner Interest into Units. See ' -- Special General Partner.' Furthermore, the Managing General Partner shall have the right at any time to transfer its right to receive Incentive Distributions to one or more Persons (as an assignment of such rights or as a special limited partner interest in the Partnership) subject only to any reasonable restrictions on transfer and requirements for registering the transfer of such right as may be adopted by the Managing General Partner without Unitholder approval. At any time, the Affiliates of the General Partners (including Triarc) may sell or transfer all or part of their respective direct or indirect interest in the General Partners to an Affiliate or an unaffiliated third party without the approval of the Unitholders.

LIMITED CALL RIGHT

     If at any time less than 20% of the then-issued and outstanding partnership interests of any class are held by Persons other than the General Partners and their Affiliates, the Managing General Partner will have the right, which it may assign in whole or in part to any of its Affiliates or to the Partnership, to acquire all, but not less than all, of the remaining partnership interests of such class held by such unaffiliated Persons as of a record date to be selected by the Managing General Partner, on at least 10

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but not more than  60 days' notice. The  purchase price in the  event of such  a purchase shall be the greater of (i) the highest price paid by the General Partners or any of their Affiliates for partnership interests purchased within the 90 days preceding the date on which the Managing General Partner first mails notice of its election to purchase such partnership interests, and (ii) the Current Market Price (as defined in the Glossary) of such partnership interests as of the date three days prior to the date such notice is mailed. As a consequence of the Managing General Partner's right to purchase outstanding
partnership   interests,  a  holder  of  partnership  interests  may  have  such partnership interests purchased even though he may not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of his partnership interests. The tax consequences to a Unitholder of the exercise of this call right are the same as a sale by such Unitholder of his Common Units in the market. See 'Tax Considerations -- Disposition of Common Units.'

MEETINGS; VOTING

     Except as described below with respect to a Person or group owning 20% or more of all Units, Unitholders or assignees who are record holders of Units on the record date set pursuant to the Partnership Agreement will be entitled to notice of, and to vote at, meetings of Unitholders and to act with respect to matters as to which approvals may be solicited. With respect to voting rights attributable to Common Units that are owned by an assignee who is a record holder but who has not yet been admitted as a Limited Partner, the Managing General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Common Units on any matter, vote such Common Units at the written direction of such record holder. Absent such direction, such Common Units will not be voted (except that, in the case of Common Units held by the Managing General Partner on behalf of Non-citizen Assignees (as defined below), the Managing General Partner shall distribute the votes in respect of such Common Units in the same ratios as the votes of Limited Partners in respect of other Common Units are cast).

     The Managing General Partner does not anticipate that any meeting of Unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the Unitholders may be taken either at a meeting of the Unitholders or without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of Units as would be necessary to authorize or take such action at a meeting of all of the Unitholders. Meetings of the Unitholders may be called by the Managing General Partner or by Unitholders owning in the aggregate at least 20% of the outstanding Common Units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding Units of the class for which a meeting has been called represented in person or by proxy will constitute a quorum at a meeting of Unitholders of such class or classes, unless any such action by the Unitholders requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage.

     Each record holder of a Unit has a vote according to his percentage interest in the Partnership, although additional limited and/or general partner interests having special voting rights could be issued by the Managing General Partner. See ' -- Issuance of Additional Securities.' However, if any Person or group (other than the General Partners and their Affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of the total Units then outstanding, such Person or group loses voting rights with respect to all of its Units and such Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum or for other similar Partnership purposes. The Partnership Agreement provides that Common Units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the Partnership Agreement, Subordinated Units will vote together with the Common Units as a single class.

     Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Common Units (whether or not such record holder has been admitted as a partner) under the terms of the Partnership Agreement will be delivered to the record holder by the Partnership or by the Transfer Agent at the request of the Partnership.

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STATUS AS LIMITED PARTNER OR ASSIGNEE

     Except as described above under ' -- Limited Liability,' the Common Units offered hereby are fully paid, and Unitholders will not be required to make additional contributions to the Partnership.

     An assignee of a Common Unit or Subordinated Unit subsequent to executing and delivering a Transfer Application, but pending its admission as a substituted Limited Partner in the Partnership, is entitled to an interest in the Partnership equivalent to that of a Limited Partner with respect to the right to share in allocations and distributions from the Partnership, including liquidating distributions. The Managing General Partner will vote and exercise other powers attributable to Common Units or Subordinated Units, as the case may be, owned by an assignee who has not become a substitute Limited Partner at the written direction of such assignee. See ' -- Meetings; Voting.' Transferees who do not execute and deliver a Transfer Application will be treated neither as assignees nor as record holders of Common Units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Common Units. See 'Description of the Common Units -- Transfer of Common Units.'

NON-CITIZEN ASSIGNEES; REDEMPTION

     If the Partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the Partnership, create a substantial risk of cancellation or forfeiture of any property in which the Partnership has an interest because of the nationality, citizenship, residency or other related status of any Partner or assignee, the Partnership may redeem the Common Units held by such Partner or assignee at their Current Market Price. In order to avoid any such cancellation or forfeiture, the Partnership may require each Partner or assignee to furnish information about his nationality, citizenship, residency or related status. If a Partner or assignee fails to furnish information about such nationality, citizenship, residency or other related status within 30 days after a request for such information, such Limited Partner or assignee may be treated as a non-citizen assignee ('Non-citizen Assignee'). In addition to other limitations on the rights of an assignee who is not a substituted Partner, a Non-citizen Assignee does not have the right to direct the voting of his Common Units and may not receive distributions in kind upon liquidation of the Partnership.

INDEMNIFICATION

     The Partnership Agreement provides that the Partnership will indemnify each General Partner, any Departing Partner, any Person who is or was an Affiliate of either of the General Partners or any Departing Partner, any Person who is or was an officer, director, partner or trustee of a General Partner or any Departing Partner or any affiliate of either of the General Partners or any Departing Partner, or any Person who is or was serving at the request of a General Partner or any Departing Partner or any Affiliate of either of the General Partners or any Departing Partner as an officer, director, employee, partner, agent or trustee of another Person ('Indemnitees'), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as any of the foregoing; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partners shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partners or their Affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such person against such liabilities under the provisions described above. National Propane Corporation (and, after the Triarc Merger, Triarc) has generally indemnified National Propane SGP, Inc. for all liabilities arising as a result of National Propane SGP, Inc.'s status as general partner of the Partnership and the Partnership Group.

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
BOOKS AND REPORTS

     The Partnership is required to keep appropriate books of the business of the Partnership at the principal offices of the Partnership. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting and tax purposes, the fiscal year of the Partnership is the calendar year.

     As soon as practicable, but in no event later than 120 days after the close of each fiscal year, the Managing General Partner will furnish or make available to each record holder of Units (as of a record date selected by the Managing General Partner) an annual report containing audited financial statements of the Partnership for the past fiscal year, prepared in accordance with generally accepted accounting principles. As soon as practicable, but in no event later than 90 days after the close of each quarter (except the last quarter of each fiscal year), the Managing General Partner will furnish or make available to each record holder of Units (as of a record date selected by the Managing General Partner) a report containing unaudited financial statements of the Partnership with respect to such quarter and such other information as may be required by law.

     The Partnership will use all reasonable efforts to furnish each record holder of a Unit information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. Such information is expected to be furnished in summary form so that certain complex calculations normally required of partners can be avoided. The Partnership's ability to furnish such summary information to Unitholders will depend on the cooperation of such Unitholders in supplying certain information to the Partnership. Every Unitholder (without regard to whether he supplies such information to the Partnership) will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns.

RIGHT TO INSPECT PARTNERSHIP BOOKS AND RECORDS

     The Partnership Agreement provides that a Limited Partner can, for a purpose reasonably related to such Limited Partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him
(i) a current list of the name and last known address of each partner, (ii) a copy of the Partnership's tax returns, (iii) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner, (iv) copies of the Partnership Agreement, the certificate of limited partnership of the Partnership, amendments thereto and powers of attorney pursuant to which the same have been executed, (v) information regarding the status of the Partnership's business and financial condition and (vi) such other information regarding the affairs of the Partnership as is just and reasonable. The Partnership may, and intends to, keep confidential from the Limited Partners trade secrets or other information the disclosure of which the Partnership believes in good faith is not in the best interests of the Partnership or which the Partnership is required by law or by agreements with third parties to keep confidential.

REIMBURSEMENT FOR SERVICES

     The Partnership Agreement provides that the General Partners are not entitled to receive any compensation for their services as general partners of the Partnership; the General Partners are, however, entitled to be reimbursed on a monthly basis (or such other basis as the Managing General Partner may reasonably determine) for all direct and indirect expenses such General Partner incurs or payments it makes on behalf of or for the benefit of the Partnership (including payments made or expenses incurred under employee benefit plans), and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partners in connection with the operation of the Partnership's business (including expenses allocated to the General Partners by their Affiliates). The Partnership Agreement provides that the Managing General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. In addition, Affiliates of the General Partners (including Triarc) may perform administrative services for the General Partners on behalf of the Partnership. Such Affiliates will be reimbursed for all direct and indirect expenses incurred in

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connection therewith. Furthermore, the General Partners and their Affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the Managing General Partner.

CHANGE OF MANAGEMENT PROVISIONS

     The Partnership Agreement contains certain provisions that are intended to discourage a Person or group from attempting to remove the Managing General Partner as general partner of the Partnership or otherwise change management of the Partnership. If any Person or group (other than the General Partners and their Affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of the Units of any class then outstanding, such Person or group loses voting rights with respect to all of its Units. In addition, if the Managing General Partner is removed as Managing General Partner other than for Cause, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Units Arrearages will be extinguished and (iii) the General Partners will have the right to convert their General Partner Interests and the right to receive Incentive Distributions into Common Units or to receive in exchange for such interests a cash payment equal to the fair market value of such interests. See ' -- Withdrawal or Removal of the General Partners.'

REGISTRATION RIGHTS

     Pursuant to the terms of the Partnership Agreement and subject to certain limitations described therein, the Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units or other securities of the Partnership (including Subordinated Units and Incentive Rights) proposed to be sold by the Managing General Partner or any of its Affiliates. The Partnership is obligated to pay all expenses incidental to such registration, excluding underwriting discounts and commissions. See 'Units Eligible for Future Sale.'

                         UNITS ELIGIBLE FOR FUTURE SALE

     The Managing General Partner holds 4,533,638 Subordinated Units, all of which will convert into Common Units at the end of the Subordination Period and some of which may convert earlier. In addition, the Special General Partner may convert all or a portion of its General Partner Interest into a number of Subordinated Units (or Common Units after the end of the Subordination Period) having rights to distributions of Available Cash from Operating Surplus equal to the distribution rights with respect to Available Cash from Operating Surplus of the General Partner Interest so converted, provided that the Triarc Merger has not occurred. See 'Cash Distribution Policy -- Distributions from Operating Surplus during Subordination Period.' The sale of these Units could have an adverse impact on the price of the Common Units or on any trading market that may develop. For a discussion of the transactions whereby the General Partner acquired the Subordinated Units in connection with the organization of the Partnership, see 'The IPO and Additional Transactions.'

     The Common Units offered hereby will generally be transferable without restriction or further registration under the Securities Act, except that any Common Units owned by 'an affiliate' of the Partnership (as that term is defined in the rules and regulations under the Securities Act) may not be resold publicly except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom under Rule 144 thereunder ('Rule 144') or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer in an offering to be sold into the market in an amount that does not exceed, during any three-month period, the greater of (i) 1% of the total number of such securities outstanding or (ii) the average weekly reported trading volume of the Common Units for the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Partnership. A person who is not deemed to have been an affiliate of the Partnership at any time during the three months preceding a sale, and who has beneficially owned his Common Units for at least three years, would be entitled to sell such Common Units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions or notice requirements of Rule 144.

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
     Prior to the end of the Subordination Period, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 3,095,238 additional Common Units (including the 400,000 Common Units sold in the Private Placement and offered hereby) or an equivalent  amount  of securities  ranking  on a  parity  with the  Common Units
(excluding the 111,074 Common Units issued upon exercise of the IPO Over-Allotment Option, Common Units issued upon conversion of Subordinated Units or in connection with Acquisitions or Capital Improvements or the repayment of certain indebtedness or pursuant to employee benefit plans) in either case without the approval of the holders of at least a Unit Majority, except under certain circumstances. After the Subordination Period, the Partnership, without a vote of the Unitholders, may issue an unlimited number of additional Common Units or other equity securities of the Partnership on a parity with or senior to the Common Units. The Partnership Agreement does not impose any restriction on the Partnership's ability to issue equity securities ranking junior to the Common Units at any time. Any issuance of additional Common Units or certain other equity securities would result in a corresponding decrease in the proportionate ownership interest in the Partnership represented by, and could adversely affect the cash distributions to and market price of, Common Units then outstanding. See 'The Partnership Agreement -- Issuance of Additional Securities.'

     Pursuant to the Partnership Agreement, the Managing General Partner and its Affiliates will have the right, upon the terms and subject to the conditions therein, to cause the Partnership to register under the Securities Act and state securities laws the offer and sale of any Units or other Partnership Securities that it holds. Subject to the terms and conditions of the Partnership Agreement, such registration rights allow the Managing General Partner and its affiliates or their assigns, holding any Units to require registration of any such Units and to include any such Units in a registration by the partnership of other Units, including Units offered by the Partnership or by any Unitholder. Such registration rights will continue in effect for two years following any withdrawal or removal of the Managing General Partner as the general partner of the Partnership. In connection with any such registration, the Partnership will indemnify each Unitholder participating in such registration and its officers, directors and controlling Persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. The Partnership will bear the reasonable costs of any such registration, excluding underwriting discounts and commissions. In addition, the Managing General Partner and its Affiliates may sell their Units in private transactions at any time, subject to compliance with applicable laws.

     Pursuant to a Registration Agreement between the Partnership and the Selling Unitholder (the 'Registration Agreement'), the Selling Unitholder has the right, upon the terms and subject to the conditions therein, to cause the Partnership to register under the Securities Act the offer and sale of the Common Units purchased pursuant to the Purchase Agreement and held by the Selling Unitholder or any of its affiliated transferees. Subject to the terms and conditions of the Registration Agreement, such registration rights allow the Selling Unitholder or such transferees to require the Partnership to (i) file the Registration Statement of which this Prospectus is a part and to maintain the effectiveness thereof for a period of six months, (ii) effect the registration of the Common Units owned by the Selling Unitholder or such transferees at any time following six months after the shelf registration statement is no longer effective and to maintain the effectiveness thereof for a period of six months and (iii) to include any such Common Units in a registration by the Partnership of other Common Units, including Common Units offered by the Partnership or by any Common Unitholder. In connection with any such registration, the Partnership will indemnify each Common Unitholder participating in such registration and its directors, officers, employee, attorneys and controlling persons from and against certain liabilities, including liabilities, arising under the Securities Act. The Partnership will bear certain of the costs of any such registration, excluding underwriting discounts and commissions and transfer fees.

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                               TAX CONSIDERATIONS

     This section is a summary of material tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under ' -- Legal Opinions and Advice,' represents the opinion of Andrews & Kurth L.L.P., special counsel to the General Partners and the Partnership ('Counsel'), insofar as it relates to matters of law and legal conclusions. A copy of such opinion has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended ('Code'), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to Partnership are references to both the Partnership and the Operating Partnership.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or the Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other Unitholders subject to specialized tax treatment (such as tax-exempt institutions, individual retirement accounts, REITs or mutual funds). Accordingly, each prospective Unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences to him of the ownership or disposition of Common Units.

     SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW UNDER THIS CAPTION CONSTITUTE 'FORWARD-LOOKING STATEMENTS' WITHIN THE MEANING OF THE REFORM ACT. SEE 'SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS' ON PAGE 4 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

LEGAL OPINIONS AND ADVICE

     Counsel has expressed its opinion that, based on the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership and the Operating Partnership will each be treated as a partnership and (ii) owners of Common Units (with certain exceptions, as described in 'Limited Partner Status' below) will be treated as partners of the Partnership (but not the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel.

     Although no attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or prospective Unitholders, Counsel has advised the Partnership that, based on current law, the following is a general description of the principal federal income tax consequences that should arise from the ownership and disposition of Common Units and, insofar as it relates to matters of law and legal conclusions, addresses the material tax consequences to Unitholders who are individual citizens or residents of the United States.

     No ruling has been or will be requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate 'qualifying income' under SS7704 of the Code or any other matter affecting the Partnership or prospective Unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance is given that the opinions set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partners. Furthermore, no assurance is given that the treatment of the Partnership or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

     For the reasons hereinafter described, Counsel has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a Unitholder whose Common Units are loaned to a short seller to cover a short sale of Common Units (see ' -- Tax Treatment of Operations --

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Treatment of Short Sales'), (ii) whether a Unitholder acquiring Common Units  in separate transactions must maintain a single aggregate adjusted tax basis in his Common Units (see ' -- Disposition of Common Units -- Recognition of Gain or Loss'), (iii) whether the Partnership's monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see
' -- Disposition of Common Units -- Allocations Between Transferors and Transferees'), and (iv) whether the Partnership's method for depreciating
Section 743 adjustments, utilized to maintain the uniformity of the economic and tax characteristics of the Common Units, is sustainable (see ' -- Uniformity of Units').

TAX RATES AND CHANGES IN FEDERAL INCOME TAX LAWS

     The top marginal income tax rate for individuals is 36% subject to a 10% surtax on individuals with taxable income in excess of $271,050 per year. The surtax is computed by applying a 39.6% rate to taxable income in excess of the threshold. The net capital gain of an individual is subject to a maximum 28% tax rate.

     The 1995 Proposed Legislation that was passed by Congress on November 17, 1995, as part of the Revenue Reconciliation Act of 1995, would alter the tax reporting system and the deficiency collection system applicable to large partnerships (generally defined as electing partnerships with more than 100 partners) and would make certain additional changes to the treatment of large partnerships, such as the Partnership. Certain of the proposed changes are discussed later in this section. The 1995 Proposed Legislation is generally intended to simplify the administration of the tax rules governing large partnerships such as the Partnership. In addition, the 1995 Proposed Legislation contained provisions which would have reduced the maximum tax rate applicable to the net capital gains of an individual to 19.8%.

     On March 19, 1996, President Clinton introduced tax legislation, known as the Revenue Reconciliation Act of 1996, that would impact the taxation of certain financial products, including partnership interests. One proposal would treat a taxpayer as having sold an 'appreciated' partnership interest (one in which gain would be recognized if such interest were sold) if the taxpayer or related persons enters into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminates both the risk of loss and opportunity for gain on the appreciated financial position (including selling 'short against the box' transactions). Certain of these proposed changes are also discussed later in this section under 'Disposition of Common Units.'

     President Clinton vetoed the 1995 Proposed Legislation on December 6, 1995. As of the date of this Prospectus, it is not possible to predict whether any of the changes set forth in the 1995 Proposed Legislation, the Revenue Reconciliation Act of 1996 or any other changes in the federal income tax laws that would impact the Partnership and the Unitholders will ultimately be enacted or, if enacted, what form they will take, what the effective dates will be, and what, if any, transition rules will be provided.

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the Partnership in
computing  his  federal  income  tax  liability,  regardless  of  whether   cash
distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

     No ruling has been or will be sought from the IRS as to the status of the Partnership or the Operating Partnership as a partnership for federal income tax purposes. Instead the Partnership has relied on the opinion of Counsel that, based upon the Code, the regulations thereunder, published revenue rulings and court decisions, the Partnership and the Operating Partnership will each be classified as a partnership for federal income tax purposes.

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
     In rendering its opinion, Counsel has relied on the accuracy of the following factual representations made by the Partnership and the General
Partners:

          (a) With respect to the Partnership and the Operating Partnership, the General Partners, at all times while acting as general partners of the Partnership and the Operating Partnership (since the IPO), have had and will have a combined net worth, computed on a fair market value basis, excluding interests in the Partnership and in the Operating Partnership and any amounts due from the Partnership or the Operating Partnership and deferred taxes, of not less than $15 million;

          (b)  The Partnership has been and  will be operated in accordance with
     (i) all applicable partnership statutes, (ii) the Partnership Agreement, and (iii) this Prospectus;

          (c) The Operating Partnership has been and will be operated in accordance with (i) all applicable partnership statutes, (ii) the limited partnership agreement for the Operating Partnership, and (iii) the description thereof in this Prospectus;

          (d)  The  General  Partners   have  and  will,   at  all  times,   act
     independently of the limited partners (other than any limited partner interest held by the General Partners); and

          (e) For each taxable year of the Partnership's existence, more than 90% of the gross income of the Partnership has been and will be derived from (i) marketing of propane, (ii) interest (from other than a financial business) and dividends, and (iii) other items of income which, in the opinion of Counsel, constitute 'qualifying income' within the meaning of
     Section 7704(d) of the Code.

     Counsel's opinion as to the partnership classification of the Partnership in the event of a change in the general partner is based upon the assumption that the new general partner will satisfy the foregoing representations.

     Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the
'Qualifying Income Exception') exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of 'qualifying income.' Counsel is of the opinion that qualifying income includes interest from the Partnership Loan to Triarc, interest on the Partnership's customer account balances and other interest (from other than a financial business), dividends (including dividends from the corporate subsidiary of the Operating Partnership) and income and gains from the transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane and the transportation of propane and natural gas liquids. The Managing General Partner, based on advice of Counsel, estimates, that at least 90% of the Partnership's gross income will constitute qualifying income. The Partnership estimates, based on advice of Counsel, that less than 6% of its gross income for its taxable year ending December 31, 1996 did not constitute qualifying income. The Partnership further estimates that less than 6% of its gross income for each subsequent taxable year will not constitute qualifying income.

     If the Partnership fails to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to Unitholders and the Partnership, so long as the Partnership, at that time, does not have liabilities in excess of the basis of its assets. Thereafter, the Partnership would be treated as a corporation for federal income tax purposes.

     If the Partnership or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed to the Partnership or the Operating Partnership at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits) or (in the absence of earnings and profits or to the extent any distribution exceeds current and accumulated earnings and profits) a nontaxable return of capital

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
(to the extent of the Unitholder's tax basis in his Common Units) or taxable capital gain (after the Unitholder's tax basis in the Common Units is reduced to zero). Accordingly, treatment of either the Partnership or the Operating
Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Units.

     The discussion below is based on the assumption that the Partnership will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

     Unitholders who have become limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (a) assignees who have executed and delivered Transfer
Applications, and are awaiting admission as limited partners, and (b) Unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions or losses would not appear to be reportable by a Unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

     A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See ' -- Tax Treatment of Operations -- Treatment of Short Sales.'

TAX CONSEQUENCES OF UNIT OWNERSHIP

FLOW-THROUGH OF TAXABLE INCOME

     No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of the Partnership without regard to whether corresponding cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Partnership even if he has not received a cash distribution. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending with or within the taxable year of the Unitholder.

TREATMENT OF PARTNERSHIP DISTRIBUTIONS

     Distributions by the Partnership to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under ' -- Disposition of Common Units' below. Any reduction in a Unitholder's share of the Partnership's liabilities for which no partner, including the General Partners, bears the economic risk of loss

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
('nonrecourse liabilities') will be treated as a distribution of cash to that Unitholder. To the extent that Partnership distributions cause a Unitholder's 'at risk' amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See ' -- Limitations on Deductibility of Partnership Losses.'

     A decrease in a Unitholder's Percentage Interest in the Partnership because of the issuance by the Partnership of additional Common Units will decrease such Unitholder's share of nonrecourse liabilities of the Partnership, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of his basis in his Common Units, if such distribution reduces the Unitholder's share of the Partnership's 'unrealized receivables' (including depreciation recapture) and/or substantially appreciated 'inventory items' (both as defined in Section 751 of the Code) (collectively, 'Section 751 Assets'). To that extent, the Unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the Unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's basis for the share of such Section 751 Assets deemed relinquished in the exchange.

BASIS OF COMMON UNITS

     A Unitholder's initial tax basis for his Common Units will be the amount he paid for the Common Units plus his share of the Partnership's nonrecourse liabilities. That basis will be increased by his share of Partnership income and by any increases in his share of Partnership nonrecourse liabilities. That basis will be decreased (but not below zero) by distributions from the Partnership, by the Unitholder's share of Partnership losses, by any decrease in his share of Partnership nonrecourse liabilities and by his share of expenditures of the Partnership that are not deductible in computing its taxable income and are not required to be capitalized. A limited partner will have no share of Partnership debt which is recourse to a partner, but will have a share, generally based on his share of profits, of Partnership debt which is not recourse to any partner. The Partnership does not anticipate having nonrecourse liabilities, however. See ' -- Disposition of Common Units -- Recognition of Gain or Loss.'

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

     The deduction by a Unitholder of his share of Partnership losses will be limited to the tax basis in his Units and, in the case of an individual Unitholder or a corporate Unitholder (if more than 50% in the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount which the Unitholder is considered to be 'at risk' with respect to the Partnership's activities, if that is less than the Unitholder's basis. A Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's basis or at risk amount (whichever is the limiting factor) is subsequently increased. Upon the taxable disposition of a Unit, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a Unitholder will be at risk to the extent of the tax basis of his Units, excluding any portion of that basis attributable to his share of Partnership nonrecourse liabilities, reduced by any amount of money the Unitholder borrows to acquire or hold his Units if the lender of such borrowed funds owns an interest in the Partnership, is related to such a person or can look only to Units for repayment. A Unitholder's at risk amount will increase or decrease as the basis of the Unitholder's Units increases or decreases (other than basic increases or decreases attributable to increases or decreases in his share of Partnership nonrecourse liabilities).

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
     The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by the Partnership will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a Unitholder's income generated by the Partnership may be deducted in full when he disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A Unitholder's share of net income from the Partnership may be offset by any suspended passive losses from the Partnership, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded Partnership as investment income for purposes of the limitations on the deductibility of investment interest.

LIMITATIONS ON INTEREST DEDUCTIONS

     The deductibility of a non-corporate taxpayer's 'investment interest expense' is generally limited to the amount of such taxpayer's 'net investment income.' As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) the Partnership's interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or own a Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

     In general, if the Partnership has a net profit, items of income, gain, loss and deduction will be allocated among the General Partners and the Unitholders in accordance with their respective percentage interests in the Partnership. With respect to any taxable year, a class of Unitholders (such as Common Units) that receives more cash than another class (such as Subordinated Units), on a per Unit basis, will be allocated additional income equal to that excess. If the Partnership has a net loss, items of income, gain, loss and deduction will generally be allocated, first, to the General Partners and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement), and, second, to the General Partners.

     Certain items of Partnership income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of certain property held by the Partnership ('Contributed Property'). The effect of these allocations to a Unitholder will be essentially the same as if the tax basis of the Contributed Property were equal to its fair market value at the time of contribution. In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders, but these allocations may not be respected. If these allocations of recapture income are not respected, the amount of the income or gain allocated to a Unitholder will not change but instead a change in the character of the income

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
allocated to a Unitholder would result. Finally, although the Partnership does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Partnership income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation to eliminate the difference between a partner's 'book' capital account (credited with the fair market value of Contributed Property) and 'tax' capital account (credited with the tax basis of Contributed Property) (the 'Book-Tax Disparity'), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation. Counsel is of the opinion that, with the exception of the allocation of recapture income discussed above, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of Partnership income, and investors should be aware that the allocations of recapture income in the Partnership Agreement may be successfully challenged by the IRS.

TAX TREATMENT OF OPERATIONS

ACCOUNTING METHOD AND TAXABLE YEAR

     The Partnership uses the fiscal year ending December 31 as its taxable year and has adopted the accrual method of accounting for federal income tax purposes. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the fiscal year of the Partnership ending within or with the taxable year of the Unitholder. In addition, a Unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his Units following the close of the Partnership's taxable year but before the close of his taxable year must include his allocable share of Partnership income, gain, loss and deduction in income for his taxable year with the result that he will be required to report in income for his taxable year his distributive share of more than one year of Partnership income, gain, loss and deduction. See ' -- Disposition of Common Units -- Allocations Between Transferors and Transferees.'

INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION

     The tax basis of the assets of the Partnership will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The Partnership assets will initially have an aggregate tax basis equal to the tax basis of the assets in the hands of the Managing General Partner immediately prior to the formation of the Partnership plus the amount of gain recognized by the Managing General Partner as a result of the formation of the Partnership. The federal income tax burden associated with the difference between the fair market value of property contributed by the Managing General Partners and the tax basis established for such property will be borne by the General Partners. See ' -- Allocation of Partnership Income, Gain, Loss and Deduction.'

     The Partnership may elect to use allowable depreciation and cost recovery methods that will result in the largest depreciation deductions in the early years of the Partnership. The Partnership will not be entitled to any amortization deductions with respect to goodwill conveyed to the Partnership on formation, other than with respect to goodwill that was amortizable by the
General Partners. Property subsequently acquired or constructed by the Partnership may be depreciated using accelerated methods permitted by the Code.

     If the Partnership disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and

                                      136


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
the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions as ordinary income upon a sale of his interest in the Partnership. See ' -- Allocation of Partnership Income, Gain, Loss and Deduction' and ' -- Disposition of Common Units -- Recognition of Gain or Loss.'

     Costs incurred in organizing the Partnership may be amortized over any period selected by the Partnership not shorter than 60 months. The costs incurred in promoting the issuance of Units must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. For example, under recently proposed regulations, the Underwriter's spread would be treated as a syndication cost.

SECTION 754 ELECTION

     The Partnership will make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit the Partnership to adjust a Common Unit purchaser's basis in the Partnership's assets ('inside basis') pursuant to Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other partners. (For purposes of this discussion, a partner's inside basis in the Partnership's assets will be considered to have two components: (1) his share of the Partnership's basis in such assets ('Common Basis') and (2) his Section 743(b) adjustment to that basis.)

     Proposed Treasury  Regulation  Section 1.168-2(n)  generally  requires  the
Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchaser acquires the Unit. Similarly, the legislative history of Section 197 indicates that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible (such as goodwill) should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the Unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The depreciation and amortization methods and useful lives associated with the
Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the Common Basis in such properties. Pursuant to the Partnership Agreement, the Partnership is authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Treasury Regulation Section 1.167(c)-1(a)(6), Proposed Treasury Regulation Section 1.168-2(n) or the legislative history of Section 197 of the Code. See ' -- Uniformity of Units.'

     Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property including goodwill (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-l(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) or the legislative history of Section 197 of the Code. To the extent such Section 743(b) adjustment is attributable to appreciation in excess of the unamortized book-tax disparity, the Partnership will apply the rules described in the Regulations and legislative history. As a consequence, it is not expected that a subsequent holder will be entitled to any significant amortization deductions with respect to goodwill. If the Partnership determines that such position cannot reasonably be taken, the Partnership may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to Common Basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See ' -- Uniformity of Units.'

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     The allocation of the Section 743(b) adjustment must be made in  accordance with the Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to goodwill, which, as an intangible asset, would be amortizable over a longer period of time than the Partnership's tangible assets.

     A Section 754 election is advantageous if the transferee's basis in his Units is higher than such Units' share of the aggregate basis to the Partnership of the Partnership's assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such Units is lower than such Unit's share of the aggregate basis of the Partnership's assets immediately prior to the transfer. Thus, the fair market value of the Units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the Partnership's opinion, the expense of compliance exceed the benefit of the election, the Partnership may seek permission from the IRS to revoke the Section 754 election for the Partnership. If such permission is granted, a subsequent purchaser of Units may be allocated more income than he would have been allocated had the election not been revoked.

ALTERNATIVE MINIMUM TAX

     Each Unitholder will be required to take into account his distributive share of any items of Partnership income, gain, deduction, or loss for purposes of the alternative minimum tax.

     A Unitholder's alternative minimum taxable income derived from the Partnership may be higher than his share of Partnership net income because the Partnership may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

VALUATION OF PARTNERSHIP PROPERTY AND BASIS OF PROPERTIES

     The federal income tax consequences of the ownership and disposition of Units will depend in part on estimates by the Partnership of the relative fair market values, and determinations of the initial tax basis, of the assets of the Partnership. Although the Partnership may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made by the Partnership. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years.

TREATMENT OF SHORT SALES

     A Unitholder whose Units are loaned to a 'short seller' to cover a short sale of Units may be considered as having disposed of ownership of those Units. If so, he would no longer be a partner with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any Partnership income, gain, deduction or loss with respect to those Units would not be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain

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
recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. (See ' -- Tax Rates and Changes in Federal Income Tax Laws').

DISPOSITION OF COMMON UNITS

RECOGNITION OF GAIN OR LOSS

     Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Partnership nonrecourse liabilities. Because the amount realized includes a Unitholder's share of Partnership nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.

     Prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at or above original cost (and may partially become taxable income even if the Common Unit is sold below original cost).

     Gain or loss recognized by a Unitholder (other than a 'dealer' in Units) on the sale or exchange of a Unit held for more than one year will generally be taxable as long-term capital gain or loss. A portion of this gain or loss (which could be substantial), however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other 'unrealized receivables' or to 'substantially appreciated inventory' owned by the Partnership. The term 'unrealized receivables' includes potential recapture items, including depreciation recapture. Inventory is considered to be 'substantially appreciated' if its value exceeds 120% of its adjusted basis to the Partnership. Ordinary income attributable to unrealized receivables, substantially appreciated inventory and depreciation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable loss realized on the sale of the Unit. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a Partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an 'equitable apportionment' method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of Common Units, a Common Unitholder will be unable to select high or low basis Common Units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to the Partnership, because, similar to corporate stock, interests in the Partnership are evidenced by separate certificates. Accordingly Counsel is unable to opine as to the effect such ruling will have on the Unitholders. In addition, under the financial product provisions of the Revenue Reconciliation Act of 1996, in the case of partnership interests in publicly traded partnerships which are substantially identical, the basis of such interests and any adjustments to basis, would be determined on an average basis, and a taxpayer would be treated as selling such interests on a first-in, first-out basis. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling and subsequent legislation.

ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

     In general, the Partnership's taxable income and losses will be determined annually, will be prorated on a monthly basis and subsequently apportioned among the Unitholders in proportion to the number of Units owned by each of them as of the opening of the NYSE on the first business day of the month (the 'Allocation Date'). However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders

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
on the Allocation Date in the month in which that gain or loss is recognized. As a result, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Units. If this method is not allowed under the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Partnership might be reallocated among the Unitholders. The Partnership is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.

     A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Partnership income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

NOTIFICATION REQUIREMENTS

     A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration received for the Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

CONSTRUCTIVE TERMINATION

     The Partnership and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12-month period. A termination results in the closing of a Partnership's taxable year for all partners and the Partnership's assets are regarded as having been distributed to the partners and reconveyed to the Partnership, which is then treated as a new partnership. A termination of the Partnership will cause a termination of the Operating Partnership and any Subsidiary Partnership. Such a termination could also result in penalties or loss of basis adjustments under Section 754 of the Code if the Partnership were unable to determine that the termination had occurred. (Under the 1995 Proposed Legislation, termination of a large partnership, such as the Partnership would not occur by reason of the sale or exchange of interests in the partnership.)

     In the case of a Unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in his taxable income for the year of termination. In addition, each Unitholder will realize taxable gain to the extent that any money deemed as a result of the termination to have been distributed to him exceeds the adjusted basis of his Units. New tax elections required to be made by the Partnership, including a new election under Section 754 of the Code, must be made subsequent to a constructive termination. A termination could also result in a deferral of Partnership deductions for depreciation. Finally, a termination might either accelerate the application of or subject the Partnership to any tax legislation enacted prior to the termination.

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
ENTITY-LEVEL COLLECTIONS

     If the Partnership is required or elects under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or any General Partners or any former Unitholder, the Partnership is authorized to pay those taxes from Partnership funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, the Partnership is authorized to treat the payment as a distribution to current Unitholders. Alternatively, the Partnership may elect to treat an amount paid on behalf of the General Partners and Unitholders as an expenditure of the Partnership if the amount paid on behalf of the General Partners is not substantially greater than 4% of the total amount paid. The Partnership is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

UNIFORMITY OF UNITS

     Because the Partnership cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of such Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or the legislative history of
Section 197 and from the application of the 'ceiling limitation' on the Partnership's ability to make allocations to eliminate book-tax disparities attributable to Contributed Properties and Partnership property that has been revalued and reflected in the partners capital accounts ('Adjusted Properties'). Any non-uniformity could have a negative impact on the value of the Units. See ' -- Tax Treatment of Operations -- Section 754 Election.'

     The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation
Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-l(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) or the legislative history of Section 197. See ' -- Tax Treatment of Operations Section 754 Election.' To the extent such Section 743(b) adjustment is attributable to appreciation in excess of the unamortized Book-Tax Disparity, the Partnership will apply the rules described in the Regulations and legislative history. If the Partnership determines that such a position cannot reasonably be taken, the Partnership may adopt a depreciation and amortization convention under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected.

                                      141


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
TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

     Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) are subject to federal income tax on unrelated business taxable income.
Virtually all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

     A regulated investment company or 'mutual fund' is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates which hold Units will be considered to be engaged in business in the United States on account of ownership of Units. As a consequence they will be required to file federal tax returns in respect of their share of Partnership income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a Partnership is required to pay a withholding tax on the portion of the Partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require the Partnership to change these procedures.

     Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's income and gain (as adjusted for changes in the foreign corporation's 'U.S. net equity') which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a 'qualified resident.' In addition, such a Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

     Under a ruling of the IRS, a foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign Unitholder. Apart from the ruling, a foreign Unitholder will not be taxed upon the disposition of a Unit if that foreign Unitholder has held less than 5% in value of the Units during the five-year period ending on the date of the disposition and if the Units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

PARTNERSHIP INFORMATION RETURNS AND AUDIT PROCEDURES

     The Partnership intends to furnish to each Unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's allocable share of the Partnership's income, gain, loss and deduction for the preceding Partnership taxable year. In preparing this information, which will generally not be reviewed by counsel, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the Unitholder's allocable share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Partnership

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
cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the Units. The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the 'Tax Matters Partner' for these purposes. The Partnership Agreement appoints the Managing General Partner as the Tax Matters Partner of the Partnership.

     The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless that Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

     A Unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the Partnership's return. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties. Under the 1995 Proposed Legislation, partners in electing large partnerships would be required to treat all Partnership items in a manner consistent with the Partnership return.

     Under the reporting provisions of the 1995 Proposed Legislation, each partner of an electing large partnership would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. The House version of the 1995 Proposed Legislation would also make a number of changes to the tax compliance and administrative rules relating to partnerships. One provision would require that each partner in a large partnership, such as the Partnership, take into account his share of any adjustments to partnership items in the year such adjustments are made. Under current law, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, under the 1995 Proposed Legislation, a partnership could elect to or, in some circumstances, could be required to, directly pay the tax resulting from any such adjustments. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units.

     It cannot be predicted whether or in what form the 1995 Proposed Legislation, or other tax legislation that might affect Unitholders, will be enacted. However, if tax legislation is enacted which includes provisions similar to those discussed above, a Unitholder might experience a reduction in cash distributions.

NOMINEE REPORTING

     Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person,
(ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

REGISTRATION AS A TAX SHELTER

     The Code requires that 'tax shelters' be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership will not be subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the Managing General Partner, as a principal organizer of the Partnership, has registered the Partnership as a tax shelter with the IRS in the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The Partnership has applied for a tax shelter registration number with the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

ACCURACY-RELATED PENALTIES

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, 'substantial authority' or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to 'tax shelters,' a term that in this context does not appear to include the Partnership. If any Partnership item of income, gain, loss or deduction included in the distributive shares of Unitholders might result in such an 'understatement' of income for which no 'substantial authority' exists, the Partnership intends to disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more of the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property, Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership will initially own property and conduct business in New York, Florida, Michigan and 22 other states. A Unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. Based on 1995 revenues, the Managing General Partner currently anticipates that substantially all of the Partnership's income will be generated in Arkansas, Arizona, Colorado, Connecticut, Florida, Iowa, Illinois,
Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Mexico, New York and Wisconsin. Each of the states, other than Florida, in which the Managing General Partner currently anticipates that a substantial portion of the Partnership's income will be generated currently imposes a personal income tax. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular Unitholder's income tax liability to the state, generally does not relieve the non-resident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. See ' -- Disposition of Common Units -- Entity-Level Collections.' Based on current law and its estimate of future Partnership operations, the Partnership anticipates that any amounts required to be withheld will not be material.

     It is the responsibility of each Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

            INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS

     An investment in the Partnership by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 as amended ('ERISA'), and restrictions imposed by Section 4975 of the Code. As used herein, the term 'employee benefit plan' includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization: Among other things, consideration  should be given  to (a) whether such  investment is prudent under
Section 404(a)(i)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment
return.   See  'Tax  Considerations   --  Uniformity  of   Units  --  Tax-Exempt
Organizations  and  Certain  Other   Investors.'  The  person  with   investment
discretion   with  respect  to  the  assets  of  an  employee  benefit  plan  (a
'fiduciary') should determine whether an investment in the Partnership is authorized by the appropriate governing instrument and is a proper investment for such plan.

     Section 406 of ERISA and Section 4975 of the Code (which also applies to Individual Retirement Accounts that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving 'plan assets' with parties that are 'parties in interest' under ERISA or 'disqualified persons' under the Code with respect to the plan.

     In addition to considering whether the purchase of Common Units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in the Partnership, be deemed to own an undivided interest in the assets of the Partnership, with the result that the General Partners also would be fiduciaries of such plan and the operations of the Partnership would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

     The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed 'plan assets' under certain circumstances. Pursuant to these regulations, an entity's assets would not be considered to be 'plan assets' if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities -- i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an 'operating company' -- i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by the General Partner, its affiliates, and certain other persons) is held by the employee benefit plans referred to above, Individual Retirement Accounts and other employee benefit plans not subject to ERISA (such as governmental plans). The Partnership's assets should not be considered 'plan assets' under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c).

     Plan fiduciaries contemplating a purchase of Common Units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                             THE SELLING UNITHOLDER

     As of December 31, 1996, Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Selling Unitholder, held, in addition to the 400,000 Common Units to which this prospectus relates, 1,250 Common Units in discretionary customer accounts. Such Common Units represent in the aggregate approximately 6.0% of the Common Units outstanding on such date. Because the Selling Unitholder may offer all, or a portion of or none of the Common Units offered hereby, no estimate can be given as to the number of Common Units that will be held by the Selling Unitholder upon termination of such offering. The Selling Unitholder acted as co-managing underwriter of the IPO and co-placement agent with respect to the First Mortgage Notes and provided related investment banking services regarding the IPO and the Transactions and received customary underwriting discounts, commissions and fees in connection therewith. The Selling Unitholder from time to time has provided and will provide other investment banking services to Triarc and its affiliates. See 'The IPO and Additional Transactions' and 'Units Eligible for Future Sale'.

                              PLAN OF DISTRIBUTION

     This Prospectus, as appropriately amended or supplemented, may be used by the Selling Unitholder or any transferee affiliated with the Selling Unitholder in connection with the offering of up to 400,000 Common Units in transactions in which they and any broker-dealer through whom such Common Units are sold may be deemed to be underwriters within the meaning of the Securities Act. The Partnership will receive none of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Common Units described herein. Upon the Partnership being notified by the Selling Unitholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Units bought through a block trade, special offering, exchange distribution or secondary distribution, a supplemented Prospectus will be filed, pursuant to Rule 424(b) under the Securities Act, setting forth (i) the name of the person offering such Common Units and the participating broker-dealer(s), (ii) the number of Common Units involved, (iii) the price at which the Common Units were sold, (iv) the commission paid or the discount allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus and (vi) other facts material to the transaction.

     The Selling Unitholder or any transferee affiliated with the Selling Unitholder may sell the Common Units being offered hereby from time to time in transactions (which may involve crosses and block transactions) on the NYSE, in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. The Selling Unitholder or such transferees may sell some or all of the Common Units in transactions involving broker-dealers, who may act solely as agent and/or may acquire Common Units as principal. Broker-dealers participating in such transactions as agent may receive commissions from the Selling Unitholder (and, if they act as agent for the purchaser of such Common Units, from such purchaser), such commissions may be at negotiated rates where permissible.
Participating broker-dealers may agree with the Selling Unitholder or such transferees to sell a specified number of Common Units at a stipulated price per Common Unit and, to the extent such broker-dealer is unable to do so acting as an agent for the Selling Unitholder, to purchase as principal any unsold Common Units at the price required to fulfill the broker-dealer's commitment to the Selling Unitholder. In addition or alternatively, Common Units may be sold by the Selling Unitholder, such transferees and/or by or through other broker-dealers in special offerings, exchange distributions or secondary distributions pursuant to and in compliance with the governing rules of the NYSE, and in connection therewith commissions in excess of the customary commission prescribed by such governing rules may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of the customary commission. Broker-dealers who acquire Common Units as principal may thereafter resell such Common Units from time to time in transactions (which may involve crosses and block transactions and which may involve sales to or through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the NYSE, in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchaser of such Common Units.

     The Partnership has agreed to indemnify the Selling Unitholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Unitholder may indemnify any broker-dealer that participates in transactions involving sales of the Common Units against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Common Units offered hereby will be passed upon for the Partnership by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain other matters will be passed upon for the Partnership by Andrews & Kurth L.L.P., New York, New York. Members of Paul, Weiss, Rifkind, Wharton & Garrison own an aggregate of 1,100 shares of Triarc's Class A Common Stock and 260 Common Units.

                                    EXPERTS

     The financial statements of National Propane Corporation and its consolidated subsidiaries as of December 31, 1994 and 1995 and for the ten months ended December 31, 1993 and for the years ended December 31, 1994 and 1995 (except Public Gas Company for the ten months ended December 31, 1993) included in this prospectus have been audited by Deloitte & Touche LLP as stated in their reports appearing herein. The financial statements of Public Gas Company for the ten months ended December 31, 1993 (consolidated with those of National Propane and not separately included herein) have been audited by Arthur Andersen LLP, as stated in their report included herein. Such financial statements are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

                             AVAILABLE INFORMATION

     The Partnership is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information filed by the Partnership can be inspected and copied at the prescribed rates, at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Chicago, Illinois 60661. The Partnership's Common Stock is traded on the NYSE. Reports and other information concerning the Partnership may be inspected at the principal office of the NYSE at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-1 filed by the Partnership with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Partnership and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. The Commission maintains a World Wide Web Site (http://www.sec.gov) that contains such material regarding issuers that file electronically with the Commission. The Registration Statement has been so filed and may be obtained at such site. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

Pro Forma Financial Statements:
     National Propane Partners, L.P. (Successor to National Propane Corporation and Subsidiaries) Unaudited
      Pro Forma Condensed Consolidated Financial Statements:
          Unaudited Pro Forma Condensed Consolidated Statement of Operations --
            Year Ended December 31, 1995...................................................................    F-2
            Nine Months Ended September 30, 1996...........................................................    F-3
          Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations.....................    F-4
Historical Financial Statements:
     National Propane Corporation:
          Independent Auditors' Reports....................................................................    F-5
          Consolidated Balance Sheets -- December 31, 1994 and 1995........................................    F-7
          Consolidated Statements of Operations -- Ten months ended December 31, 1993, years ended December
          31, 1994 and 1995 and three months ended March 31, 1995 and 1996.................................    F-8
          Consolidated Statements of Additional Capital -- Ten months ended December 31, 1993, years ended
          December 31, 1994 and 1995 and three months ended March 31, 1996.................................    F-9
          Consolidated Statements of Cash Flows -- Ten months ended December 31, 1993, years ended December
          31, 1994 and 1995 and three months ended March 31, 1995 and 1996.................................   F-10
          Notes to Consolidated Financial Statements.......................................................   F-12
     National Propane Partners, L.P. (Successor to National Propane Corporation and Subsidiaries):
          Unaudited Condensed Consolidated Balance Sheets -- December 31, 1995 and September 30, 1996......   F-28
          Unaudited Condensed Consolidated Statements of Operations -- Three months ended September 30,
          1995 and 1996; nine months ended September 30, 1995 and 1996.....................................   F-29
          Unaudited Condensed Consolidated Statements of Cash Flows -- Nine months ended September 30, 1995
          and 1996.........................................................................................   F-30
          Notes to Condensed Consolidated Financial Statements.............................................   F-31

                        NATIONAL PROPANE PARTNERS, L.P.
          (SUCCESSOR TO NATIONAL PROPANE CORPORATION AND SUBSIDIARIES)
             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS
                                 OF OPERATIONS

     In connection with the Conveyance, the Partnership became the successor to the businesses of National Propane. The entity representative of both the operations of (i) National Propane prior to the Conveyance and the Transactions and (ii) the Partnership subsequent to the Conveyance and the Transactions, is referred to herein as 'National.'

     The following unaudited pro forma condensed consolidated statements of operations of National have been prepared by adjusting the consolidated statements of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996 appearing on page F-8 and F-29, respectively herein, to give effect to the Transactions and the Private Placement as if they had occurred on January 1, 1995. The pro forma adjustments are described in the accompanying notes to the pro forma condensed consolidated statements of operations which should be read in conjunction with such unaudited pro forma condensed consolidated statements of operations. Such pro forma statements should also be read in conjunction with National's consolidated financial statements and notes thereto included elsewhere herein. The following unaudited pro forma condensed consolidated statements of operations do not purport to be indicative of the actual results of National that would have occurred had the Transactions and Private Placement actually been consummated on January 1, 1995 or of future results of operations which will be obtained as a result of the consummation of the Transactions.

                                                                              YEAR ENDED DECEMBER 31, 1995
                                                                       -------------------------------------------
                                                                                      PRO FORMA
                                                                       HISTORICAL    ADJUSTMENTS        PRO FORMA
                                                                       ----------    -----------       -----------
                                                                           (IN THOUSANDS, EXCEPT UNIT AMOUNTS)

Operating revenues..................................................    $ 148,983      $  --           $   148,983
                                                                       ----------    -----------       -----------
Operating costs and expenses:
     Cost of sales..................................................      109,059         --               109,059
     Selling, general and administrative expenses (other than
       management fees charged by parent)...........................       22,423        1,500(a)           23,923
     Management fees charged by parent..............................        3,000       (3,000)(b)            --
                                                                       ----------    -----------       -----------
                                                                          134,482       (1,500)            132,982
                                                                       ----------    -----------       -----------
     Operating profit...............................................       14,501        1,500              16,001
                                                                       ----------    -----------       -----------
Other income (expense):
     Interest expense...............................................      (11,719)         169(c)          (11,550)
     Interest income from Triarc....................................         --          5,500(d)            5,500
     Other income, net..............................................          904         --                   904
                                                                       ----------    -----------       -----------
                                                                          (10,815)       5,669              (5,146)
                                                                       ----------    -----------       -----------
Income before income taxes..........................................        3,686        7,169              10,855
Provision for income taxes..........................................        4,291       (4,091)(e)             200
                                                                       ----------    -----------       -----------
Net income (loss)...................................................    $    (605)     $11,260         $    10,655
                                                                       ----------    -----------       -----------
                                                                       ----------    -----------       -----------
General partners' interest in net income(f).........................                                   $       426
                                                                                                       -----------
                                                                                                       -----------
Unitholders' interest in net income(f)..............................                                   $    10,229
                                                                                                       -----------
                                                                                                       -----------
Net income per Unit(f)..............................................                                   $      0.91
                                                                                                       -----------
                                                                                                       -----------
Weighted average number of Units outstanding(f).....................                                    11,235,188
                                                                                                       -----------
                                                                                                       -----------

     See notes to unaudited pro forma condensed consolidated statements of operations.

                        NATIONAL PROPANE PARTNERS, L.P.
          (SUCCESSOR TO NATIONAL PROPANE CORPORATION AND SUBSIDIARIES)
             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS
                          OF OPERATIONS -- (CONTINUED)

                                                                          NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                                       -------------------------------------------
                                                                                      PRO FORMA
                                                                       HISTORICAL    ADJUSTMENTS        PRO FORMA
                                                                       ----------    -----------       -----------
                                                                           (IN THOUSANDS, EXCEPT UNIT AMOUNTS)

Operating revenues..................................................    $ 116,018      $  --           $   116,018
                                                                       ----------    -----------       -----------
Operating costs and expenses:
     Cost of sales..................................................       89,097         --                89,097
     Selling, general and administrative expenses (other than
       management fees charged by parent)...........................       17,009          750(a)           17,759
     Management fees charged by parent..............................        1,500       (1,500)(b)           --
                                                                       ----------    -----------       -----------
                                                                          107,606         (750)           (106,856)
                                                                       ----------    -----------       -----------
     Operating profit...............................................        8,412          750               9,162
                                                                       ----------    -----------       -----------
Other income (expense):
     Interest expense...............................................       (9,067)         573(c)           (8,494)
     Interest income from Triarc....................................        1,370        2,750(d)            4,120
     Other income, net..............................................          662         --                   662
                                                                       ----------    -----------       -----------
                                                                           (7,035)       3,323              (3,712)
                                                                       ----------    -----------       -----------
Income before income taxes and extraordinary charge.................        1,377        4,073               5,450
Provision for income taxes..........................................        1,922       (1,772)(e)             150
                                                                       ----------    -----------       -----------
Income (loss) before extraordinary charge...........................    $    (545)     $ 5,845         $     5,300
                                                                       ----------    -----------       -----------
                                                                       ----------    -----------       -----------
General partners' unsubordinated interest in income before
  extraordinary charge(f)...........................................                                   $       212
                                                                                                       -----------
                                                                                                       -----------
Unitholders' interest in income before extraordinary charge(f)......                                   $     5,088
                                                                                                       -----------
                                                                                                       -----------
Income before extraordinary charge per Unit(f)......................                                   $      0.45
                                                                                                       -----------
                                                                                                       -----------
Weighted average number of Units outstanding(f).....................                                    11,235,188
                                                                                                       -----------
                                                                                                       -----------

     See notes to unaudited pro forma condensed consolidated statements of operations.

                        NATIONAL PROPANE PARTNERS, L.P.
          (SUCCESSOR TO NATIONAL PROPANE CORPORATION AND SUBSIDIARIES)
         NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
                                 OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

(a) To reflect the estimated stand-alone general and administrative costs associated with the Partnership for the period prior to July 2, 1996, the date the Partnership commenced operations, as costs incurred after July 2, 1996 are reflected in the operations of the Partnership. The following are primarily based on actual quotes for third party services and salary levels commensurate with the market:

                                                                           YEAR ENDED      NINE MONTHS ENDED
                                                                          DECEMBER 31,       SEPTEMBER 30,
                                                                              1995               1996
                                                                          ------------    -------------------

Cost of tax return preparation and recordkeeping.......................      $  250              $ 125
Investor relations.....................................................         200                100
Insurance..............................................................         200                100
Audit and legal services...............................................         250                125
Registrar and stock exchange fees......................................         125                 62
Direct charges from Triarc.............................................         175                 88
Other..................................................................         300                150
                                                                          ------------          ------
                                                                             $1,500              $ 750
                                                                          ------------          ------
                                                                          ------------          ------

(b) To reflect the elimination of the management services fee allocated by Triarc for the period prior to July 2, 1996, the date the Partnership commenced operations.

(c) Represents adjustments to interest expense as follows:

                                                                           YEAR ENDED      NINE MONTHS ENDED
                                                                          DECEMBER 31,       SEPTEMBER 30,
                                                                              1995               1996
                                                                          ------------    -------------------

     Interest expense on the Former Credit Facility....................     $  9,641            $ 5,318
     Interest expense on Other Former Indebtedness.....................          458                276
     Amortization of deferred financing costs associated with the
       Former Credit Facility..........................................        1,305                597
     Interest expense on the First Mortgage Notes (interest rate of
       8.54%)..........................................................      (10,675)            (5,338)
     Amortization of deferred financing costs associated with the First
       Mortgage Notes..................................................         (560)              (281)
                                                                          ------------         --------
                                                                            $    169            $   573
                                                                          ------------         --------
                                                                          ------------         --------

(d) To reflect interest income at 13.5% on the $40,700 Partnership Loan.

(e) To reflect the reduction of the provision for income taxes as income taxes will be borne by the partners and not the Partnership, except for corporate income taxes relative to the Partnership's wholly owned subsidiary which conducts certain of the Partnership's operations.

(f) The General Partners' allocation of net income is based on their combined General Partner 4% interest in the Partnership (excluding the Subordinated Units). The General Partners' 4% allocation of net income has been deducted before calculating the net income per unit. The allocation of net income for Common Units and Subordinated Units is based on the terms of the Partnership Agreement and assumes that 6,701,550 Common Units and 4,533,638 Subordinated Units were outstanding at all times during the periods indicated.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of NATIONAL PROPANE CORPORATION:

     We have audited the accompanying consolidated balance sheets of National Propane Corporation (the 'Company') (75.7% owned by NPC Holdings, Inc. and 24.3% owned by PGC Holdings, Inc., both of which are wholly-owned by Triarc Companies, Inc.) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, additional capital and cash flows for the ten months ended December 31, 1993 and the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of the Company and Public Gas Company, which has been accounted for as a combination of entities under common control in a manner similar to a pooling of interests as described in Notes 1 and 3 to the consolidated financial statements. We did not audit the financial statements of Public Gas Company for the ten months ended December 31, 1993, which statements (not shown separately herein) reflect total revenues of $23,394,000. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Public Gas Company for the ten months ended December 31, 1993, is based solely on the report of such other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 1994 and 1995, and the results of their operations and their cash flows for the ten months ended December 31, 1993 and the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Cedar Rapids, Iowa
March 13, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To PUBLIC GAS COMPANY:

     We have audited the statements of income and retained earnings and cash flows for the ten months ended December 31, 1993 of Public Gas Company. These financial statements (not presented herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above (not presented herein) present fairly, in all material respects, the results of operations and cash flows of Public Gas Company for the ten months ended December 31, 1993 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Miami, Florida,
April 14, 1994.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS EXCEPT FOR SHARE DATA)

                                                                                                DECEMBER 31,
                                                                                            ---------------------
                                                                                              1994         1995
                                                                                            ---------    --------

                                         ASSETS
Current assets:
     Cash................................................................................   $   3,983    $  2,825
     Receivables, net (Notes 5 and 19)...................................................      17,065      16,391
     Inventories.........................................................................      10,182      10,543
     Other current assets (Note 11)......................................................       3,556       4,340
                                                                                            ---------    --------
          Total current assets (Note 10).................................................      34,786      34,099
Properties, net (Notes 7, 10 and 14).....................................................      82,176      83,214
Unamortized costs in excess of net assets of acquired companies (Notes 8, 12, 14, 18 and
  19)....................................................................................      13,481      15,161
Other assets (Note 9)....................................................................       7,138       6,638
                                                                                            ---------    --------
                                                                                            $ 137,581    $139,112
                                                                                            ---------    --------
                                                                                            ---------    --------
                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Current portion of long-term debt (Note 10).........................................   $  12,298    $ 11,278
     Accounts payable....................................................................       6,759       7,836
     Due to a parent and another affiliate (Note 11).....................................       8,736       9,972
     Accrued interest....................................................................       1,657       2,233
     Accrued insurance...................................................................       1,010       2,961
     Other accrued expenses..............................................................       4,957       4,176
                                                                                            ---------    --------
          Total current liabilities......................................................      35,417      38,456
                                                                                            ---------    --------
Long-term debt (Note 10).................................................................      98,711     124,266
Deferred income taxes (Notes 11 and 14)..................................................      20,761      22,878
Customer deposits........................................................................       2,194       2,112

Commitments and contingencies (Notes 2, 11, 16 and 17)
Stockholders' equity (deficit) (Note 10):
     Preferred stock, 221,900 shares authorized, no shares issued or outstanding (Note
      12)................................................................................        --           --
     Common stock, $1 par value; 1,000 and 3,000 shares authorized, 1,000 and 1,360
      shares issued and outstanding in 1994 and 1995, respectively (Notes 3 and 19)......           1           1
     Additional paid-in capital..........................................................      32,164      36,270
     Retained earnings (accumulated deficit).............................................      61,663      (3,479)
     Due from parents (Note 13)..........................................................    (113,330)    (81,392)
                                                                                            ---------    --------
          Total stockholders' deficit....................................................     (19,502)    (48,600)
                                                                                            ---------    --------
                                                                                            $ 137,581    $139,112
                                                                                            ---------    --------
                                                                                            ---------    --------

          See accompanying notes to consolidated financial statements.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                              TEN MONTHS          YEAR ENDED
                                                                                ENDED            DECEMBER  31,
                                                                             DECEMBER 31,    --------------------
                                                                                 1993          1994        1995
                                                                             ------------    --------    --------

Revenues..................................................................     $119,249      $151,651    $148,983
                                                                             ------------    --------    --------
Costs and expenses:
     Cost of sales (including charges from related parties of $4,020 in
       the ten months ended December 31, 1993 -- Note 19).................       92,301       109,683     109,059
     Selling, general and administrative expenses (including charges from related parties of $884 in the ten months ended December 31, 1993)
       (Notes 17, 18 and 20)..............................................       16,501        18,657      22,423
     Management fees charged by parents (Note 19).........................        3,485         4,561       3,000
     Facilities relocation and corporate restructuring (including charges
       from related parties of $2,821) (Note 20)..........................        8,429          --          --
                                                                             ------------    --------    --------
                                                                                120,716       132,901     134,482
                                                                             ------------    --------    --------

          Operating profit (loss).........................................       (1,467)       18,750      14,501
                                                                             ------------    --------    --------

Other income (expense):
     Interest expense.....................................................       (9,949)       (9,726)    (11,719)
     Interest income from Triarc Companies, Inc. (Note 13)................       10,360         9,751        --
     Other income, net (Notes 6 and 20)...................................        1,727         1,169         904
                                                                             ------------    --------    --------
                                                                                  2,138         1,194     (10,815)
                                                                             ------------    --------    --------
          Income before income taxes and extraordinary charge.............          671        19,944       3,686
Provision for income taxes (Note 11)......................................        1,018         7,923       4,291
                                                                             ------------    --------    --------
     Income (loss) before extraordinary charge............................         (347)       12,021        (605)
Extraordinary charge (Note 15)............................................        --           (2,116)       --
                                                                             ------------    --------    --------
     Net income (loss)....................................................     $   (347)     $  9,905    $   (605)
                                                                             ------------    --------    --------
                                                                             ------------    --------    --------

          See accompanying notes to consolidated financial statements.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF ADDITIONAL CAPITAL
                                 (IN THOUSANDS)

                                                                                  RETAINED
                                                                  ADDITIONAL      EARNINGS
                                                                   PAID-IN      (ACCUMULATED    DUE FROM     TREASURY
                                                                   CAPITAL        DEFICIT)       PARENTS      STOCK
                                                                  ----------    ------------    ---------    --------

Balance at February 28, 1993...................................    $ 21,505       $ 95,866      $ (27,430)    $ (638)
     Net loss..................................................       --              (347)         --          --
     Dividends paid............................................       --            (1,886)         --          --
     Capital contribution from deferred gain on sale of
       interests in Southeastern Public Service Company
       ('SEPSCO') and CFC Holdings Corp. to Triarc Companies,
       Inc. ('Triarc') (Note 6)................................       2,255          --             --          --
     Increase in due from SEPSCO classified in equity (Note
       13).....................................................       --             --            (1,605)      --
                                                                  ----------    ------------    ---------    --------
Balance at December 31, 1993...................................      23,760         93,633        (29,035)      (638)
     Net income................................................       --             9,905          --          --
     Dividends paid (including $40,030 in cash) (Note 10)......       --           (41,875)         --          --
     Repurchases of preferred stock (Note 12)..................         (62)         --             --          (234)
     Cancellation of preferred stock (Note 12).................         378          --             --           872
     Reclassification of due from Triarc to equity (Note 13)...       --             --           (81,392)      --
     Increase in SEPSCO's basis in Public Gas Company ('Public
       Gas') resulting from the repurchase of the 28.9%
       minority interest in SEPSCO (Note 14)...................       8,088          --             --          --
     Increase in due from SEPSCO classified in equity..........       --             --            (2,903)      --
                                                                  ----------    ------------    ---------    --------
Balance at December 31, 1994...................................      32,164         61,663       (113,330)      --
     Net loss..................................................       --              (605)         --          --
     Dividends paid (Note 10)..................................       --           (30,000)         --          --
     Increase in due from SEPSCO classified in equity (Note
       13).....................................................       --             --            (2,599)      --
     Dividend of due from SEPSCO (Note 13).....................       --           (34,537)        34,537       --
     Capital contribution (Note 19)............................       4,240          --             --          --
     Repurchase of the 0.3% minority interest in Public Gas
       (Note 3)................................................        (134)         --             --          --
                                                                  ----------    ------------    ---------    --------
Balance at December 31, 1995...................................    $ 36,270       $ (3,479)     $ (81,392)    $ --
                                                                  ----------    ------------    ---------    --------
                                                                  ----------    ------------    ---------    --------

          See accompanying notes to consolidated financial statements.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                              TEN MONTHS      YEAR ENDED DECEMBER
                                                                                ENDED                 31,
                                                                             DECEMBER 31,    ----------------------
                                                                                 1993          1994         1995
                                                                             ------------    ---------    ---------
Cash flows from operating activities:
     Net income (loss)....................................................     $   (347)     $  9,905      $  (605)
     Adjustments to reconcile net income (loss) to net cash and equivalents provided by (used in) operating activities:
          Depreciation and amortization of properties.....................        6,917         9,427        9,546
          Amortization of original issue discount and deferred financing
            costs.........................................................        1,046         1,077        1,305
          Amortization of costs in excess of net assets of acquired
            companies.....................................................           33           261          617
          Other amortization..............................................         --             336          482
          Write-off of deferred financing costs and original issue
            discount......................................................         --           3,498          --
          Interest income from Triarc accrued and not collected...........      (10,360)       (9,751)         --
          Provision for (benefit from) deferred income taxes..............         (880)        1,773        1,995
          Provision for doubtful accounts.................................          661           685          848
          Provision for facilities relocation and corporate
            restructuring.................................................        8,429           --           --
          Payments on facilities relocation and corporate restructuring...       (1,678)       (4,115)         --
          Equity in net loss of affiliate.................................          430           --           --
          Other, net......................................................         (639)        2,061          (79)
          Changes in operating assets and liabilities:
               Decrease (increase) in accounts receivable.................        1,801        (1,305)         (56)
               Increase in inventories....................................       (2,248)       (1,229)        (286)
               Increase in other current assets...........................         (237)       (1,278)        (662)
               Increase (decrease) in accounts payable and accrued
                 expenses.................................................       (6,163)         (624)       2,823
                                                                             ------------    ---------    ---------
                    Net cash provided by (used in) operating activities...       (3,235)       10,721       15,928
                                                                             ------------    ---------    ---------
Cash flows from investing activities:
     Business acquisitions................................................         (693)       (5,203)        (373)
     Capital expenditures.................................................       (7,457)       (6,436)      (8,082)
     Proceeds from sales of properties....................................        1,452         1,375
     Proceeds from sale of investments, net of tax........................        2,424           --           --
     Decrease in finance-type lease receivables from affiliates...........       25,670         1,458           32
     Decrease in due from affiliates......................................          982         7,754          --
     Decrease (increase) in due from parents..............................       46,909        (6,007)      (1,643)
                                                                             ------------    ---------    ---------
               Net cash provided by (used in) investing activities........       69,287        (7,059)      (9,467)
                                                                             ------------    ---------    ---------
Cash flows from financing activities:
     Proceeds from long-term debt.........................................        6,234       100,781       32,729
     Repayments of long-term debt.........................................      (76,997)      (60,678)      (9,532)
     Dividends............................................................          (41)      (40,030)     (30,000)
     Repurchase of National Propane Corporation preferred stock...........         --            (234)         --
     Repurchase of Public Gas Company preferred stock.....................         --            (704)         --
     Payment of deferred financing costs..................................         --          (5,390)        (816)
                                                                             ------------    ---------    ---------
               Net cash used in financing activities......................      (70,804)       (6,255)      (7,619)
                                                                             ------------    ---------    ---------

                                                  (table continued on next page)

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)
                                 (IN THOUSANDS)

(table continued from previous page)

                                                                              TEN MONTHS      YEAR ENDED DECEMBER
                                                                                ENDED                 31,
                                                                             DECEMBER 31,    ----------------------
                                                                                 1993          1994         1995
                                                                             ------------    ---------    ---------
Net decrease in cash......................................................       (4,752)       (2,593)      (1,158)
Cash at beginning of period...............................................     $ 11,328      $  6,576      $ 3,983
                                                                             ------------    ---------    ---------
Cash at end of period.....................................................     $  6,576      $  3,983      $ 2,825
                                                                             ------------    ---------    ---------
                                                                             ------------    ---------    ---------
Supplemental disclosures of cash flow information:
     Cash paid during the period for:
          Interest........................................................     $ 10,771      $ 11,110      $11,158
                                                                             ------------    ---------    ---------
                                                                             ------------    ---------    ---------
          Income taxes (net of refunds)...................................     $  1,309      $  1,163      $ 1,261
                                                                             ------------    ---------    ---------
                                                                             ------------    ---------    ---------
Supplemental schedule of noncash investing and financing activities:
     Capital expenditures:
          Total capital expenditures......................................     $ 10,588      $  7,900      $ 8,966
          Amounts representing capitalized leases.........................       (3,131)       (1,464)        (884)
                                                                             ------------    ---------    ---------
          Capital expenditures paid in cash...............................     $  7,457      $  6,436      $ 8,082
                                                                             ------------    ---------    ---------
                                                                             ------------    ---------    ---------

     Due to their non-cash nature, the following are also not reflected in the respective consolidated statements of cash flows:

          During the ten months ended December 31, 1993 and the year ended December 31, 1994, the Company offset 'Due from Triarc Companies, Inc.' ('Triarc') with amounts otherwise payable for (i) $1,845,000 and $1,845,000, respectively, in dividends payable to Triarc and (ii) $1,622,000 and $790,000, respectively, in amounts due to Triarc under a management services agreement.

          In April 1994 Triarc acquired the 28.9% minority interest in its subsidiary, Southeastern Public Service Company ('SEPSCO'), that it did not already own through the issuance of its common stock. SEPSCO's increased basis in Public Gas Company ('Public Gas') (its then wholly-owned subsidiary) resulting from this transaction was 'pushed down' to Public Gas resulting in increases to 'Unamortized costs in excess of net assets of acquired companies' of $5,483,000, 'Properties' of $4,255,000, 'Deferred income taxes' of $1,650,000 with an offsetting increase to 'Additional paid-in capital' of $8,088,000. See Note 14 to the consolidated financial statements for further discussion.

          In connection with Public Gas' repurchase of its convertible preferred stock, SEPSCO's increased basis in Public Gas resulting from this transaction was 'pushed down' to Public Gas resulting in an increase of $642,000 in 'Unamortized costs in excess of net assets of acquired companies' and a charge to 'Additional paid-in capital' of $62,000 with an offsetting increase in receivables from SEPSCO.

          In June 1995 aggregate receivables from SEPSCO of $34,537,000 were dividended to SEPSCO prior to a merger of Public Gas with and into National Propane Corporation (see Notes 3 and 13).

          In August 1995 the stock of a subsidiary of Triarc which held the stock of two related entities engaged in the liquefied petroleum gas distribution business was contributed to National Propane Corporation by Triarc in September, 1995 resulting in an increase to 'Additional paid-in capital' of $4,240,000. See Note 19 to the consolidated financial statements for further discussion.

          See accompanying notes to consolidated financial statements.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of National Propane Corporation (referred to herein alone or with its wholly-owned subsidiaries as the 'Company') and its wholly-owned subsidiaries. The Company is 75.7% owned by NPC Holdings, Inc. ('NPC Holdings') and 24.3% owned by PGC Holdings, Inc., ('PGC Holdings'), a wholly-owned subsidiary of Southeastern
Public Service Company ('SEPSCO'). NPC Holdings and SEPSCO are wholly-owned subsidiaries of Triarc Companies, Inc. ('Triarc'). All significant intercompany balances and transactions have been eliminated in consolidation. In June 1995 Public Gas Company ('Public Gas') was merged (the 'Merger') with and into the Company as more fully described in Note 3 below. Since the Merger was a transfer of assets and liabilities in exchange for shares among a controlled group of companies, it has been accounted for in a manner similar to a pooling of interests and, accordingly, all prior periods have been restated to reflect the Merger. 'National Propane' is used herein to refer to National Propane Corporation, excluding the accounts of Public Gas, prior to the Merger.

INVENTORIES

     Inventories, all of which are classified as finished goods, are stated at the lower of cost (first-in, first-out basis) or market.

PROPERTIES AND DEPRECIATION

     Properties are carried at cost less accumulated depreciation. Depreciation of properties is computed on the straight-line method over their estimated useful lives of 20 to 45 years for buildings and improvements, 4 to 30 years for equipment and customer installation costs, 3 to 10 years for office furniture and fixtures and 3 to 8 years for automotive and transportation equipment. Leased assets capitalized are amortized over the shorter of their estimated useful lives or the terms of the respective leases. Gains and losses arising from disposals are included in current operations.

UNAMORTIZED COSTS IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES

     Costs in excess of net assets of acquired companies ('Goodwill') arising after November 1, 1970 are being amortized on the straight-line basis principally over 15 to 30 years; Goodwill of $3,560,000 arising prior to that date is not being amortized. The amount of impairment, if any, in unamortized Goodwill is measured based on projected future results of operations. To the extent future results of operations of those acquired companies to which the Goodwill relates through the period such Goodwill is being amortized are sufficient to absorb the related amortization, the Company has deemed there to be no impairment of Goodwill.

IMPAIRMENT OF LONG-LIVED ASSETS

     Effective October 1, 1995 the Company adopted Statement of Financial Accounting Standards No. 121, 'Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.' This standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard had no effect on the Company's consolidated results of operations or financial position.

AMORTIZATION OF DEFERRED FINANCING COSTS AND DEBT DISCOUNT

     Deferred financing costs and original issue debt discount are being amortized as interest expense over the lives of the respective debt using the interest rate method.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ACCRUED INSURANCE

     Accrued insurance includes reserves for incurred but not reported claims. Such reserves are based on actuarial studies using historical loss experience. Adjustments to estimates recorded resulting from subsequent actuarial evaluations or ultimate payments are reflected in the operations of the periods in which such adjustments become known.

INCOME TAXES

     The Company is included in the consolidated Federal income tax return filed by Triarc except that, prior to April 14, 1994, Public Gas was included in the consolidated Federal income tax return of SEPSCO. Under a tax sharing agreement with Triarc, the Company provides for Federal income taxes on the same basis as if it filed a separate consolidated return. All Federal income tax payments or refunds are made through Triarc. Deferred income taxes are provided to recognize the tax effect of temporary differences between the bases of assets and liabilities for tax and financial statement purposes.

REVENUE RECOGNITION

     The Company records sales of liquefied petroleum gas ('propane') when inventory is delivered to the customer.

(2) SIGNIFICANT RISKS AND UNCERTAINTIES

NATURE OF OPERATIONS

     The Company is engaged primarily in the retail marketing of propane to residential customers, commercial and industrial customers, agricultural customers and resellers. The Company also markets propane related supplies and equipment including home and commercial appliances. The Company's operations are concentrated in the midwest, northeast, southeast and southwest regions of the United States.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SIGNIFICANT ESTIMATES

     The Company's significant estimates are for costs related to (i) insurance loss reserves (see Note 1), (ii) income tax examinations (see Note 11) and (iii) an environmental contingency (see Note 17).

CERTAIN RISK CONCENTRATIONS

     The Company's significant risk concentration arises from propane being its principal product. Both sales levels and costs of propane are extremely sensitive to weather conditions, particularly in the residential home heating market. The Company's profitability depends on the spread between its cost for propane and the selling price. The Company generally is able to pass on cost increases to the customer in the form of higher selling prices. However, where increases cannot be passed on, margins can be adversely affected. The Company is also impacted by the competitive nature of the propane industry, as well as by competition from alternative energy sources such as natural gas, oil and electricity.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(3) PUBLIC GAS MERGER

     Effective June 29, 1995, Public Gas, previously a wholly-owned subsidiary of SEPSCO engaged in the LP gas business, was merged with and into National Propane, with National Propane continuing as the surviving corporation. In consideration for their investments in Public Gas and National Propane, PGC Holdings received 330 shares of the merged corporation representing 24.8% of its issued and outstanding common stock and NPC Holdings continued to hold 1,000 shares representing 75.2% of the stock of the merged corporation (see Note 19 for discussion of subsequent issuance of 30 shares of the Company). Such percentages were based upon the relative fair values of Public Gas and National Propane prior to the Merger. In June 1995 prior to the Merger, Public Gas acquired the 0.3% of its common stock that SEPSCO did not own for approximately $134,000.

     The following sets forth summary operating results of the combined entities:

                                                               TEN MONTHS
                                                                 ENDED                     YEAR ENDED DECEMBER 31,
                                                              DECEMBER 31,    --------------------------------------------------
                                                                  1993                 1994                       1995
                                                              ------------    -----------------------    -----------------------
                                                                                        (IN THOUSANDS)
Operating revenues:
     National Propane......................................     $ 95,911             $ 123,588                  $ 133,456(a)
     Public Gas............................................       23,394                28,110                     15,542(b)
     Eliminations..........................................          (56)                  (47)                       (15)
                                                              ------------         -----------                -----------
                                                                $119,249             $ 151,651                  $ 148,983
                                                              ------------         -----------                -----------
                                                              ------------         -----------                -----------
Income (loss) before extraordinary charge:
     National Propane......................................     $ (1,433)            $  10,072                  $  (2,287)(a)
     Public Gas............................................        1,086                 1,949                      1,682(b)
                                                              ------------         -----------                -----------
                                                                $   (347)            $  12,021                  $    (605)
                                                              ------------         -----------                -----------
                                                              ------------         -----------                -----------
Net income (loss):
     National Propane......................................     $ (1,433)            $   7,956                  $  (2,287)(a)
     Public Gas............................................        1,086                 1,949                      1,682(b)
                                                              ------------         -----------                -----------
                                                                $   (347)            $   9,905                  $    (605)
                                                              ------------         -----------                -----------
                                                              ------------         -----------                -----------

------------

 (a) Reflects the results of National Propane prior to the Merger and the combined Company after the Merger.

 (b) Reflects the results of Public Gas prior to the Merger.

(4) CHANGE IN FISCAL YEAR

     In October 1993 National Propane's fiscal year ended April 30 and Public Gas' fiscal year ended February 28 were changed to a calendar year ended December 31. In order to conform the reporting periods of the combining entities and to select a period deemed to meet the Securities and Exchange Commission requirement for filing financial statements for a period of one year, the ten-month period ended December 31, 1993 ('Transition 1993') has been presented in the accompanying consolidated financial statements. As used herein, '1994' and '1995' refer to the years ended December 31, 1994 and 1995, respectively.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(5) RECEIVABLES

     The following is a summary of the components of receivables:

                                                                                        DECEMBER 31,
                                                                                     ------------------
                                                                                      1994       1995
                                                                                     -------    -------
                                                                                       (IN THOUSANDS)

Receivables:
     Trade........................................................................   $17,896    $16,939
     Other........................................................................       241        432
                                                                                     -------    -------
                                                                                      18,137     17,371
Less allowance for doubtful accounts (trade)......................................     1,072        980
                                                                                     -------    -------
                                                                                     $17,065    $16,391
                                                                                     -------    -------
                                                                                     -------    -------

     The following is an analysis of the allowance for doubtful accounts for the periods ended December 31, 1993, 1994 and 1995:

                                                                            TRANSITION
                                                                               1993        1994      1995
                                                                            ----------    ------    ------
                                                                                    (IN THOUSANDS)

Balance at beginning of period...........................................     $1,552      $1,343    $1,072
Provision for doubtful accounts..........................................        661         685       848
Uncollectible accounts written off.......................................       (870)       (956)     (940)
                                                                            ----------    ------    ------
Balance at end of period.................................................     $1,343      $1,072    $  980
                                                                            ----------    ------    ------
                                                                            ----------    ------    ------

(6) INVESTMENTS IN AFFILIATES

     On April 23, 1993 the Company sold to Triarc all of its ownership in the common stock of CFC Holdings and in SEPSCO for an aggregate of $3,900,000, or $3,731,000 in excess of the net book value of the investments of $169,000 at that date. The $3,731,000 excess less related income taxes of $1,476,000 was accounted for as a deferred gain and reported as a capital contribution in the accompanying consolidated financial statements for Transition 1993 since it resulted from a transaction among a controlled group of companies. The Company's equity in net loss of affiliates of $430,000 is included in 'Other income, net' in the accompanying consolidated statement of operations for Transition 1993.

(7) PROPERTIES

     The following is a summary of the components of properties:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1994        1995
                                                                                   --------    --------
                                                                                      (IN THOUSANDS)

Land............................................................................   $  5,357    $  5,303
Buildings and improvements......................................................     11,498      11,760
Equipment and customer installation costs.......................................    112,576     119,614
Office furniture and fixtures...................................................      4,596       4,947
Automotive and transportation equipment.........................................     19,199      21,937
Leased assets capitalized.......................................................      1,584       1,655
                                                                                   --------    --------
                                                                                    154,810     165,216
Less accumulated depreciation and amortization..................................     72,634      82,002
                                                                                   --------    --------
                                                                                   $ 82,176    $ 83,214
                                                                                   --------    --------
                                                                                   --------    --------

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(8) UNAMORTIZED COSTS IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES

     The following is a summary of the components of unamortized costs in excess of net assets of acquired companies:

                                                                                        DECEMBER 31,
                                                                                     ------------------
                                                                                      1994       1995
                                                                                     -------    -------
                                                                                       (IN THOUSANDS)

Costs in excess of net assets of acquired companies...............................   $14,745    $16,712
Less accumulated amortization.....................................................     1,264      1,551
                                                                                     -------    -------
                                                                                     $13,481    $15,161
                                                                                     -------    -------
                                                                                     -------    -------

(9) OTHER ASSETS

     The following is a summary of the components of other assets:

                                                                                          DECEMBER 31,
                                                                                        ----------------
                                                                                         1994      1995
                                                                                        ------    ------
                                                                                         (IN THOUSANDS)

Deferred financing costs.............................................................   $5,390    $6,206
Non-compete agreements...............................................................    1,429     1,929
Long-term receivables, net of unearned interest income...............................      645       300
Other................................................................................      355       544
                                                                                        ------    ------
                                                                                         7,819     8,979
                                                                                        ------    ------
Less accumulated amortization:
     Deferred financing costs........................................................      204     1,509
     Non-compete agreements..........................................................      459       761
     Other...........................................................................       18        71
                                                                                        ------    ------
                                                                                           681     2,341
                                                                                        ------    ------
                                                                                        $7,138    $6,638
                                                                                        ------    ------
                                                                                        ------    ------

     The Company's wholly-owned leasing subsidiary, NPC Leasing Corp. ('NPC Leasing'), leases vehicles and other equipment to companies that are or were affiliates of the Company under long-term lease obligations which are accounted for as finance-type leases and are included in long-term receivables above. Lease billings by NPC Leasing to current and former affiliates, other than the Company, which included interest and principal, during Transition 1993, 1994 and 1995 were $8,213,000, $168,000 and $47,000, respectively. Such amounts include interest of $1,676,000, $25,000 and $3,000 in Transition 1993, 1994 and 1995,
respectively, which are included in 'Revenues' in the accompanying consolidated statements of operations.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(10) LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1994        1995
                                                                                   --------    --------
                                                                                      (IN THOUSANDS)

Bank Facility:
     Term notes, Tranche A, weighted average interest rate of 8.53% at December
       31, 1995, due through March 31, 2000.....................................   $ 60,000    $ 34,333
     Term notes, Tranche B, weighted average interest rate of 8.72% at December
       31, 1995, due through March 31, 2002.....................................     30,000      29,750
     Term note, Tranche C, bearing interest at 9.44% at December 31, 1995, due
       through March 31, 2003...................................................      --         20,000
     Revolving loans, weighted average interest rate of 8.09% at December 31,
       1995, due March 31, 2000.................................................     10,500      43,229
                                                                                   --------    --------
          Total Bank Facility...................................................    100,500     127,312
Equipment notes, bearing interest at rates of 7% to 12%, due through 2002.......      4,239       2,917
Acquisition notes, bearing interest at rates of 6% to 10%, due through 2004.....      5,090       4,060
Capital lease obligations.......................................................      1,180       1,255
                                                                                   --------    --------
          Total debt............................................................    111,009     135,544
Less current portion of long-term debt..........................................     12,298      11,278
                                                                                   --------    --------
                                                                                   $ 98,711    $124,266
                                                                                   --------    --------
                                                                                   --------    --------

     The aggregate annual maturities of long-term debt are as follows as of December 31, 1995:


YEAR ENDING
DECEMBER 31,                                                                              (IN THOUSANDS)
-----------

   1996.................................................................................      $ 11,278
   1997.................................................................................        10,591
   1998.................................................................................        13,375
   1999.................................................................................        13,494
   2000.................................................................................        37,489
   Thereafter...........................................................................        49,317
                                                                                           --------------
                                                                                              $135,544
                                                                                           --------------
                                                                                           --------------

     Bank Facility -- In October 1994 the Company entered into a revolving credit and term loan agreement with a group of banks (the 'Bank Facility'). The $150,000,000 Bank Facility, as amended, consists of a revolving credit facility with a current maximum availability as of December 31, 1995 of $57,167,000 and three tranches of term loans with an original availability of $90,000,000 and outstanding amounts aggregating $84,083,000 (net of repayments through December 31, 1995 of $5,917,000) as of December 31, 1995. Approximately $13,900,000 of
the revolving credit facility is restricted for niche acquisitions by the Company (the 'Acquisition Sublimit'); however, the Company is not currently able to borrow under the Acquisition Sublimit due to debt covenant limitations. Accordingly, the Company has no availability under the Bank Facility as of December 31, 1995. Any outstanding borrowings under the Acquisition Sublimit convert to term loans in October 1997; such term loans would be due in equal installments from December 1997 through December 2000. Borrowings under the Bank Facility bear interest, at the Company's option, at rates based either on 30, 60, 90 or 180-day LIBOR (ranging from 5.53% to 5.72% at December 31, 1995) or an alternate base rate (the 'ABR'). The ABR represents the higher of the prime rate (8 1/2% at December 31, 1995) or 1/2% over the Federal funds rate (6% at December 31, 1995). Revolving loans bear interest at 2 1/4% over LIBOR or 1% over ABR. The aggregate availability of revolving loans (assuming full availability under the Acquisition Sublimit)

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

reduces by  $3,000,000  in  1996,  $15,896,000  in  1997,  $3,958,000  in  1998,
$4,042,000 in 1999 with the remaining availability of $30,271,000 maturing in March 2000. The term loans bear interest at rates ranging from 2 1/2% to 3 1/2% over LIBOR or 1 1/4% to 2 1/4% over ABR, respectively, and the $84,083,000 outstanding amount of such loans at December 31, 1995 amortizes $6,250,000 in 1996, $6,417,000 in 1997, $8,167,000 in 1998, $8,333,000 in 1999, $10,291,000 in
2000 and $44,625,000 thereafter through 2003. In connection with the closing of the Bank Facility, the Company paid a cash dividend to Triarc of $40,000,000 in October 1994.
     The Bank Facility contains various covenants which (a) require meeting certain financial amount and ratio tests; (b) limit, among other items, (i) the incurrence of indebtedness, (ii) the retirement of certain debt prior to maturity, (iii) investments, (iv) asset dispositions, (v) capital expenditures and (vi) affiliate transactions other than in the normal course of business; and
(c) restrict the payment of dividends to Triarc. As of December 31, 1995 the Company had $5,000,000 available for the payment of dividends; however, the Company is effectively prevented from paying dividends due to the restrictions of the financial amount and ratio tests noted above. The Company's debt under the Bank Facility is guaranteed by Triarc.
     On December 27, 1995 the Company borrowed $30,000,000 under the revolving credit facility, and dividended such amount to Triarc ($22,721,000) and SEPSCO ($7,279,000) in proportion to their respective percentage ownership of the Company. The use of the proceeds of the $30,000,000 borrowing was restricted to the redemption of the $45,000,000 outstanding principal amount of SEPSCO's 11 7/8% senior subordinated debentures due February 1, 1998; such redemption occurred on February 22, 1996.
     Equipment Notes -- Certain of the equipment notes are issued by the Company's wholly-owned leasing subsidiary, NPC Leasing, and are collateralized by vehicles and other equipment which NPC Leasing leases to current and former affiliates. The equipment notes bear interest at rates which range from 1% to 2% above the prime rate in effect at the time the obligations are incurred (combined weighted average rate of 9.1% and 8.6% at December 31, 1994 and 1995, respectively), and are payable in both equal monthly and quarterly installments over varying terms of up to 60 months. Payments under certain of the notes are guaranteed by the Company and/or Triarc.
     Under the Company's various debt agreements, substantially all of the Company's assets and the Company's outstanding common stock are pledged as collateral.
     The fair values of the revolving loans and the term loans under the Bank Facility at December 31, 1994 and 1995 approximated their carrying values due to their floating interest rates. The fair values of all other long-term debt were assumed to reasonably approximate their carrying amounts since the interest rates approximate current levels.

(11) INCOME TAXES
     The provision for income taxes before extraordinary charge for the ten months ended December 31, 1993 and the years ended December 31, 1994 and 1995 consists of the following components:

                                                           TEN MONTHS                     YEAR ENDED DECEMBER 31,
                                                       ENDED DECEMBER 31,    --------------------------------------------------
                                                              1993                    1994                       1995
                                                       ------------------    -----------------------    -----------------------
                                                                                    (IN THOUSANDS)

Current:
     Federal........................................         $1,562                  $ 5,099                    $ 1,890
     State..........................................            336                    1,051                        406
                                                            -------                  -------                    -------
                                                              1,898                    6,150                      2,296
                                                            -------                  -------                    -------
Deferred:
     Federal........................................           (724)                   1,456                      2,114
     State..........................................           (156)                     317                       (119)
                                                            -------                  -------                    -------
                                                               (880)                   1,773                      1,995
                                                            -------                  -------                    -------
                                                             $1,018                  $ 7,923                    $ 4,291
                                                            -------                  -------                    -------
                                                            -------                  -------                    -------

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The difference between the reported tax provision and a computed tax provision based on income before income taxes and extraordinary charge at the statutory Federal income tax rate of 35% is reconciled as follows:

                                                           TEN MONTHS                     YEAR ENDED DECEMBER 31,
                                                       ENDED DECEMBER 31,    --------------------------------------------------
                                                              1993                    1994                       1995
                                                       ------------------    -----------------------    -----------------------
                                                                                    (IN THOUSANDS)

Income taxes computed at Federal statutory tax
  rate..............................................         $  235                  $ 6,980                    $ 1,290
Increase (decrease) in taxes resulting from:
     Provision for income tax contingencies.........           --                     --                          2,500
     State income taxes, net of Federal income tax
       benefit......................................            117                      889                        187
     Change in the statutory Federal income tax
       rate.........................................            301                   --                         --
     Nondeductible consulting agreement (Note 20)...            352                   --                         --
     Amortization of non-deductible goodwill........             12                       29                        126
     Other, net.....................................              1                       25                        188
                                                            -------                  -------                    -------
                                                             $1,018                  $ 7,923                    $ 4,291
                                                            -------                  -------                    -------
                                                            -------                  -------                    -------

     The net current deferred income tax asset (included in 'Other current assets') and the net noncurrent deferred income tax liability are comprised of the following components:

                                                                                        DECEMBER 31,
                                                                                     ------------------
                                                                                      1994       1995
                                                                                     -------    -------
                                                                                       (IN THOUSANDS)

Allowance for doubtful accounts...................................................   $   424    $   384
Accrued employee benefit costs....................................................       300        224
Accrued interest for income tax matters...........................................       198        198
Accrued environmental costs.......................................................       158        171
Casualty insurance loss reserves..................................................      --          213
Other, net........................................................................       114        126
                                                                                     -------    -------
Net current deferred income tax asset.............................................   $ 1,194    $ 1,316
                                                                                     -------    -------
                                                                                     -------    -------

Accelerated depreciation and other properties basis differences...................   $20,922    $20,546
Reserve for income tax contingencies..............................................      --        2,500
Other, net........................................................................      (161)      (168)
                                                                                     -------    -------
Net noncurrent deferred income tax liability......................................   $20,761    $22,878
                                                                                     -------    -------
                                                                                     -------    -------

     As of December 31, 1994 and 1995, accrued income taxes payable to Triarc are included in 'Due to a parent and another affiliate' in the accompanying consolidated balance sheets and amounted to $2,657,000 and $3,815,000, respectively.

     The Internal Revenue Service (the 'IRS') is currently examining Triarc's Federal income tax returns for the tax years 1989 through 1992 and has issued to date notices of proposed adjustments relating to the Company. Such notices propose increasing the Company's taxable income by approximately $19,000,000, of which $6,600,000 represent temporary differences and $12,400,000 represent permanent differences, which will be contested by Triarc, the tax effect of which has not yet been determined. The temporary items, if settled as proposed, will result in deductions from taxable income in periods subsequent to the year to which the adjustment relates, and therefore would not result in additional tax expense. During 1995 the Company provided $2,500,000 included in 'Provision for income taxes' relating to the Company's estimate of the tax effect upon settlement of the

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$12,400,000 of permanent differences and interest, net of tax benefit, relative to the settlement of both the permanent and temporary differences. Such provision was based on the Company's experience with settling prior audits, discussions with the IRS regarding these adjustments, as well as evaluating the current issues with outside counsel. The amount and timing of any payments required as a result of such proposed adjustments cannot presently be determined. However, the Company believes that adequate provisions have been made for any income tax liabilities that may result from the resolution of such proposed adjustments. As such the Company does not believe it is reasonably possible that the tax contingency will result in a settlement at an amount substantially in excess of the $2,500,000 provided.

(12) PREFERRED STOCK

COMPANY

     On June 20, 1994 the Company repurchased for treasury stock 9,206 shares of its $21 par value preferred stock (the 'Preferred Stock') and 1,637 shares of its $25 par value Second Preferred Stock (the 'Second Preferred Stock') at par value aggregating $234,000 representing all of the remaining issued and outstanding preferred shares. Such preferred shares, were subsequently cancelled resulting in an increase to 'Additional paid-in capital' of $378,000.

     A summary of the changes in the aggregate number of shares of Preferred Stock and Second Preferred Stock held in treasury for Transition 1993 and 1994 is as follows:

                                                                                     TRANSITION
                                                                                        1993        1994
                                                                                     ----------    -------
                                                                                        (IN THOUSANDS)

Number of shares at beginning of period...........................................     47,780       47,780
Repurchase of preferred stock.....................................................      --          10,843
Cancellation of preferred stock...................................................      --         (58,623)
                                                                                     ----------    -------
Number of shares at end of period.................................................     47,780        --
                                                                                     ----------    -------
                                                                                     ----------    -------

     A summary of the changes in the aggregate number of issued shares of Preferred Stock and Second Preferred Stock for Transition 1993 and 1994 is as follows:

                                                                                     TRANSITION
                                                                                        1993        1994
                                                                                     ----------    -------
                                                                                        (IN THOUSANDS)

Number of shares at beginning of period...........................................     58,623       58,623
Cancellation of preferred stock...................................................      --         (58,623)
                                                                                     ----------    -------
Number of shares at end of period.................................................     58,623        --
                                                                                     ----------    -------
                                                                                     ----------    -------

PUBLIC GAS

     On June 21, 1994 Public Gas repurchased 70,369 shares of its $1.00 par value convertible preferred stock (the 'Public Gas Preferred Stock'), representing all of the then issued and outstanding preferred shares of Public Gas for $704,000. The carrying value of the Public Gas Preferred Stock of $62,000 was charged to 'Additional paid-in capital' and the $642,000 excess of the purchase price over the carrying value represented the reacquisition of a minority interest in Public Gas at SEPSCO and, as such, was 'pushed down' to Public Gas and recorded as 'Unamortized costs in excess of net assets of acquired companies' in the accompanying consolidated balance sheets.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(13) DUE FROM PARENTS

     Due from Parents, which has been reflected as a component of stockholders' equity (deficit) consisted of the following:

                                                                                                 DECEMBER 31,
                                                                                              -------------------
                                                                                                1994       1995
                                                                                              --------    -------
                                                                                                (IN THOUSANDS)

Interest-bearing advances to Triarc........................................................   $ 81,392    $81,392
Noninterest-bearing advances to SEPSCO.....................................................     31,938      --
                                                                                              --------    -------
                                                                                              $113,330    $81,392
                                                                                              --------    -------
                                                                                              --------    -------

     The receivables from Triarc and SEPSCO have been classified as a component of stockholders' equity because they were not expected to be repaid except through equity transactions and with respect to Triarc, its liquidity position is not sufficient to enable it to repay the advances. The receivable from SEPSCO (including additional advances during 1995 of $2,599,000) was dividended to SEPSCO prior to the Merger (see Note 3). The receivable from Triarc was reclassified to a component of stockholders' equity at November 30, 1994 at which time it was determined Triarc's liquidity position may not enable it to repay the advances. Concurrent with the reclassification, the Company ceased accruing interest on the receivable. Prior thereto interest income was recorded on the advances at 8.9% subsequent to October 6, 1994 and at 16.5% prior thereto except that prior to April 23, 1993 the first $30,000,000 of the receivable bore interest at 11.75%. Such interest rates represented the Company's cost of debt capital. Interest income on such advances aggregated $10,360,000 and $9,751,000 during Transition 1993 and 1994, respectively.

(14) SEPSCO MERGER

     On April 14, 1994, SEPSCO's shareholders other than Triarc approved an agreement and plan of merger between Triarc and SEPSCO (the 'SEPSCO Merger') pursuant to which on that date a subsidiary of Triarc was merged into SEPSCO whereby each holder of shares of SEPSCO's common stock (the 'SEPSCO Common Stock') other than Triarc, aggregating a 28.9% minority interest in SEPSCO, received in exchange for each share of SEPSCO common stock, 0.8 shares of Triarc's class A common stock or an aggregate of 2,691,824 shares. Following the SEPSCO Merger, SEPSCO became a wholly-owned subsidiary of Triarc and its subsidiaries.

     The fair value as of April 14, 1994 of the 2,691,824 shares of Triarc's class A common stock issued in the SEPSCO Merger, net of certain related costs, aggregated $52,105,000 (the 'Merger Consideration'). Triarc had an excess of $23,888,000 of Merger Consideration over Triarc's minority interest in SEPSCO. The SEPSCO Merger has been accounted for by Triarc and SEPSCO in accordance with the 'pushdown' method of accounting and in accordance therewith, $17,004,000 of such $23,888,000 excess was 'pushed down' to SEPSCO (the remaining $6,884,000 was 'pushed down' to an affiliated subsidiary) reflecting Triarc's increased basis in SEPSCO. SEPSCO, in turn, 'pushed down' $8,088,000 to Public Gas as an increase in SEPSCO's basis in Public Gas. Such amount increased the 'Additional paid-in capital' of the Company reflecting Triarc's and SEPSCO's increased bases in Public Gas and was assigned as follows:

                                                                                           (IN THOUSANDS)

Goodwill................................................................................      $  5,483
Properties..............................................................................         4,255
Deferred income taxes...................................................................        (1,650)
                                                                                           --------------
Additional paid-in capital..............................................................      $  8,088
                                                                                           --------------
                                                                                           --------------

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(15) EXTRAORDINARY CHARGE

     In connection with the early extinguishment of the Company's 13 1/8% Debentures in October 1994, the Company recognized an extraordinary charge of $2,116,000 consisting of the write-off of previously unamortized deferred financing costs of $875,000 and previously unamortized original issue discount of $2,623,000, net of income tax benefit of $1,382,000.

(16) RETIREMENT AND INCENTIVE COMPENSATION PLANS

     The Company maintains a 401(k) defined contribution plan (the 'Plan') which covers all employees meeting certain eligibility requirements including active eligible employees of Public Gas (whose account balances were transferred into the Plan) subsequent to the Merger discussed in Note 3. Prior to becoming participants in the Plan, such Public Gas employees participated in a mirror plan maintained by SEPSCO (the 'SEPSCO Plan'). The Plan allows eligible employees to contribute up to 15% of their compensation and the Company makes matching contributions of 25% of employee contributions up to the first 5% of an employee's contribution. The Company also makes an annual contribution equal to 1/4 of 1% of employee's compensation. In connection with these employer contributions, the Company provided $147,000, $157,000 and $142,000, in Transition 1993, 1994 and 1995, respectively.

     Under certain union contracts, the Company is required to make payments to the unions' pension funds based upon hours worked by the eligible employees. In connection with these union plans, the Company provided $1,079,000, $726,000 and $669,000 in Transition 1993, 1994 and 1995, respectively. Information from the administrators of the union plans is not available to permit the Company to determine its proportionate share of unfunded vested benefits, if any.

(17) LEGAL MATTERS

     In May 1994 the Company was informed of coal tar contamination which was discovered at one of its properties in Wisconsin. The Company purchased the property from a company which had purchased the assets of a utility which had previously owned the property. The Company believes that the contamination occurred during the use of the property as a coal gasification plant by such utility. In order to assess the extent of the problem the Company engaged environmental consultants who began work in August 1994. In December 1994 the environmental consultants provided a report to the Company which indicated the estimated range of potential remediation costs to be between approximately $415,000 and $925,000 depending upon the actual extent of impacted soils, the presence and extent, if any, of impacted groundwater and the remediation method actually required to be implemented. Since no amount within this range was determined to be a better estimate, the Company provided a charge in the fourth quarter of 1994 of $415,000, the minimum gross amount (with no expected recovery) within the range, which amount was included in 'Selling, general and administrative expenses' in the accompanying 1994 consolidated statement of operations. In February 1996, based upon new information, the Company's environmental consultants provided a second report which presented the two most likely remediation methods and revised estimates of the costs of such methods. The range of estimated costs for the first method, which involves treatment of groundwater and excavation, treatment and disposal of contaminated soil, is from $1,600,000 to $3,300,000. The range for the second method, which involves only treatment of groundwater and the building of a soil containment wall, is from $432,000 to $750,000. Based on discussion with the Company's environmental consultants both methods are acceptable remediation plans. The Company, however, will have to agree on a final plan with the State of Wisconsin. Since receiving notice of the contamination, the Company has engaged in discussions of a general nature concerning remediation with the State of Wisconsin. The discussions are ongoing and there is no indication as yet of the time frame for a decision by the State of Wisconsin on the method of remediation. Accordingly, it is unknown which remediation method will be used. Since no amount within the ranges can be determined to be a better estimate, the Company

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

accrued an additional $41,000 in December 1995 in order to provide for the minimum costs estimated for the second remediation method and legal fees and other professional costs. The provisions through December 31, 1995 aggregate $456,000 and payments through December 31, 1995 amounted to $24,000 resulting in a remaining accrual of $432,000 at that date. The Company is also engaged in ongoing discussions of a general nature with a successor to the utility that operated a coal gasification plant on the property. There is as yet no indication that a successor owner will share the costs of remediation. The Company, if found liable for any of such costs, would attempt to recover such costs from the successor owner. The ultimate outcome of this matter cannot presently be determined and, depending upon the cost of remediation required, may have a material adverse effect on the Company's consolidated financial position or results of operations.

     The Company is involved in ordinary claims, litigation and administrative proceedings and investigations of various types in several jurisdictions incidental to its business. In the opinion of management of the Company, the outcome of any such matter, or all of them combined, will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

(18) ACQUISITIONS

     During Transition 1993, 1994 and 1995 the Company acquired several companies engaged in the sale of propane and related merchandise. The purchase prices (including debt issued and assumed) aggregated $1,382,000, $8,967,000 and $373,000, and resulted in increases in Goodwill of $475,000, $3,096,000 and $116,000 in Transition 1993, 1994 and 1995, respectively. (See Note 19 for discussion of Triarc's 1995 acquisition on behalf of the Company).

(19) TRANSACTIONS WITH AFFILIATES

     In August 1995 Triarc, through a wholly owned subsidiary, acquired all of the outstanding stock of two companies engaged in the propane distribution business. The aggregate purchase price was $4,240,000 (including the assumption of certain existing indebtedness). In September 1995 the stock of the subsidiary which acquired the two companies was contributed by Triarc to NPC Holdings which, in turn, contributed such stock to the Company. Such contribution resulted in increases in the Company's 'Additional paid-in capital' of $4,240,000 and Goodwill of $2,181,000. In consideration for such contribution, NPC Holdings received an additional 30 shares of the Company's common stock, increasing its ownership of the Company to 75.7% from 75.2%.

     In the fourth quarter of 1995 the Company sold certain of its accounts receivable to Triarc for cash of $3,809,000. As collections on such accounts receivable are received by the Company they are remitted to Triarc on a periodic basis. As of December 31, 1995, such remittances aggregated $1,412,000. Under the agreement pursuant to which the receivables were sold, the Company is obligated to repurchase any receivables which are determined to be uncollectible, up to a maximum of 10% of the face amount originally sold. The Company believes that its allowance for doubtful accounts is adequate to allow for any repurchases that may be required.

     The Company receives from Triarc certain management services including legal, accounting, tax, insurance, financial and other management services. Effective April 23, 1993 National Propane (and Triarc's other principal subsidiaries, including SEPSCO) entered into a new management services agreement (the 'New Management Services Agreement') with Triarc which revised the allocation method for those costs which cannot be directly allocated. As revised, such costs are allocated based upon the greater of (i) the sum of earnings before income taxes, depreciation and amortization and (ii) 10% of revenues, as a percentage of Triarc's corresponding consolidated amount. Prior to the Merger, a portion of the costs allocated to SEPSCO under the New Management Services Agreement were allocated to Public Gas based on the relative portion of Public Gas' revenues to SEPSCO's consolidated revenues (the 'SEPSCO Allocation Method'). Prior to the Merger, Public Gas also received from SEPSCO operating management services the costs of which were charged to Public Gas

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

also in accordance with the SEPSCO Allocation Method. Prior to April 23, 1993, the costs of management services were allocated by Triarc to its subsidiaries under a former management services agreement (the 'Former Management Services Agreement') based first directly on the cost of the services provided and then, for those costs which could not be directly allocated, based upon the relative revenues and tangible assets as a percentage of Triarc's corresponding consolidated amounts. Management of the Company believes that all allocation methods referred to above are reasonable. The Company understands Triarc is a holding company with no independent operations of its own and substantially all of the expenses it incurs are for services on behalf of its affiliated companies and, accordingly, are chargeable to such companies in accordance with management services agreements including the Former and New Management Services Agreements. However, the Company believes that the allocated costs discussed above exceed those which would have been, and are expected to be, incurred by the Company on a standalone basis. Such costs for services provided by Triarc (including a portion of the charges allocated by Triarc to SEPSCO and, in turn, from SEPSCO to the Company) would have approximated amounts not in excess of $1,250,000, $1,500,000 and $1,500,000 for Transition 1993, 1994 and 1995, respectively. It is not practicable, however, to estimate the costs that Public Gas would have incurred on a standalone basis for services provided by SEPSCO in Transition 1993 and 1994. Additionally, in Transition 1993 the Company was allocated certain costs representing uncollectible amounts owed to Triarc for similar management services by certain affiliates or former affiliates. The Company's portion of such allocation under the Former Management Services Agreement amounted to $98,000 for Transition 1993. These costs were allocated principally on the same basis as the costs of management services, an allocation method management of the Company believes was reasonable. Such costs to the Company would have been lower if the Company had operated as an unaffiliated entity of Triarc to the extent the cost of such services would not have been incurred had services not been provided to the entities unable to pay. A summary of the costs charged to the Company for management services is as follows:

                                                                TEN MONTHS
                                                                  ENDED         YEAR ENDED DECEMBER 31,
                                                               DECEMBER 31,    --------------------------
                                                                   1993           1994           1995
                                                               ------------    ----------    ------------
                                                                             (IN THOUSANDS)
Costs allocated by Triarc to the Company under the New
  Management Services Agreement.............................      $1,827         $3,000         $3,000
Costs related to the New Management Services Agreement
  allocated by SEPSCO to Public Gas.........................         447          --            --
Costs of management services provided by SEPSCO to Public
  Gas.......................................................         783          1,561         --
Costs allocated to National Propane and Public Gas under the
  Former Management Services Agreement......................         428          --            --
                                                               ------------    ----------    ------------
                                                                  $3,485         $4,561         $3,000
                                                               ------------    ----------    ------------
                                                               ------------    ----------    ------------

     Until January 31, 1994 the Company, through Triarc and SEPSCO, leased office space from a trust for the benefit of Victor Posner and his children (the 'Posner Lease'). Rent allocated by Triarc to the Company (including Public Gas through SEPSCO) amounted to $277,000 for Transition 1993 and is included in 'Selling, general and administrative expenses' in the accompanying consolidated statement of operations. During Transition 1993, the Company also recorded a provision of $1,814,000 included in 'Facilities relocation and corporate restructuring' in the accompanying consolidated statement of operations for its allocated share of the remaining payments on the Posner Lease due to its cancellation effective January 31, 1994 (see Note 20). Prior to April 23, 1993 the rent was allocated based on direct square footage utilized and the allocation methods previously described under the Former Management Services Agreement. Subsequent to April 23, 1993 the rent allocation method was changed and was based on direct square footage utilized and the allocation methods of the New Management Services

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Agreement. Management of the Company believes such methods are reasonable and the rent charged for direct usage approximated the rent the Company would have incurred on a stand-alone basis.

     Chesapeake Insurance Company Limited ('Chesapeake Insurance'), an indirect subsidiary of Triarc, provided certain insurance coverage and reinsurance of certain risks to the Company until October 1993 at which time Chesapeake Insurance ceased writing all insurance and reinsurance. The net premium expense incurred was $4,064,000 in Transition 1993. Such amount is included in 'Cost of sales' ($3,971,000) and 'Selling, general and administrative expenses' ($93,000) in the accompanying consolidated statement of operations. Such costs have been allocated based upon the relative loss experience after consultation with the Company's insurance broker. Management of the Company believes such allocation method was reasonable and resulted in insurance charges to the Company which approximated those the Company would have received directly in the open market.

     Insurance and Risk Management, Inc. ('IRM'), which was an affiliate of the Company until April 23, 1993, acted as agent or broker in connection with insurance coverage obtained by the Company and provided claims processing services to the Company. The commissions and payments incurred for such services were approximately $49,000 in Transition 1993. Such amount is included in 'Cost of sales' in the accompanying consolidated statement of operations. The arrangement with IRM was terminated in connection with the change in control discussed in Note 20.

     Also, see Note 9 relative to certain transactions of NPC Leasing and Note 20 relative to certain charges, primarily related to facilities relocation and corporation restructuring, allocated to the Company by Triarc.

(20) SIGNIFICANT TRANSITION 1993 CHARGES

     The results of operations for Transition 1993 included certain significant charges summarized below:

                                                                                           (IN THOUSANDS)
Estimated costs allocated to the Company by Triarc to terminate the lease on its
  existing corporate facilities (Note 19)...............................................      $  1,814
Estimated costs associated with conforming subsidiaries' identifications to 'National
  Propane'..............................................................................         2,000
Estimated costs associated with systems installation necessitated by National Propane's
  new operating strategy................................................................         1,500
Estimated costs associated with certain employee terminations and related severance
  payments..............................................................................         1,050
Estimated costs to relocate and reorganize the Company's corporate headquarters.........         1,058
Total costs allocated to the Company by Triarc related to a five-year consulting
  agreement between Triarc and the former Vice Chairman of Triarc.......................         1,007
                                                                                           --------------
     Total facilities relocation and corporate restructuring charges....................         8,429(a)
Estimated costs allocated to the Company by Triarc for compensation paid to the Special
  Committee of the Board of Directors of Triarc.........................................           514(b)
Income tax benefit relating to the above charges........................................        (3,489)
Equity in significant charges of affiliate, net of taxes................................           281(c)
                                                                                           --------------
                                                                                              $  5,735
                                                                                           --------------
                                                                                           --------------

 (a) Included in 'Facilities relocation and corporate restructuring.'

 (b) Included in 'Selling, general and administrative expenses.'

 (c) Included in 'Other income, net.'

                            ------------------------

     These charges relate to the change in control (the 'Change in Control') of the Company and Triarc that resulted from the closing on April 23, 1993 of transactions contemplated by a stock purchase

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

agreement between DWG Acquisition Group, L.P. ('DWG Acquisition'), the sole general partners of which are Nelson Peltz and Peter W. May, the Chairman of the Board and Chief Executive Officer and the President and Chief Operating Officer, respectively, of Triarc and directors of the Company, and Victor Posner, the then Chairman and Chief Executive Officer of the Company and certain entities controlled by him, whereby DWG Acquisition acquired control of Triarc from Victor Posner.

     As part of the Change in Control, the Board of Directors of Triarc was reconstituted. At the April 24, 1993 meeting of the reconstituted Triarc Board of Directors, based on a report and recommendations from a management consulting firm that had conducted an extensive review of Triarc's operations and management structure, the Triarc Board of Directors approved a plan of decentralization and restructuring which entailed, among other matters, the following features: (i) the strategic decision to manage Triarc in the future on a decentralized, rather than on a centralized, basis; (ii) the hiring of new executive officers for Triarc and the hiring of new chief executive officers and new senior management teams for certain subsidiaries of Triarc, including the Company; (iii) the termination of a significant number of employees as a result of both the new management philosophy and the hiring of an almost entirely new management team; and (iv) the relocation of the corporate headquarters of Triarc and of all of its subsidiaries whose headquarters were located in South Florida, including NPC Leasing and SEPSCO. Accordingly, the Company's allocable share of the cost to relocate its corporate headquarters and terminate the lease on its existing corporate facilities, which extended through April 1997, of $1,814,000, and estimated corporate restructuring charges of $5,608,000 including personnel relocation costs and employee severance costs, all stemmed from the decentralization and restructuring plan formally adopted at the April 24, 1993 meeting of Triarc's reconstituted Board of Directors.

     Prior to the Change in Control, the Company's business was operated under various names in different locations throughout the United States. As a part of the strategy of centralizing the Company's operations, new management ('New Management') which began with the Change in Control made the decision at the time of the Change in Control to refocus National Propane's identity by operating substantially all of its entities and marketing its product under the name 'National Propane'. Since this decision was made at the time of the Change in Control, National Propane accrued the estimated costs of implementing the decision of $2,000,000 in the accompanying Transition 1993 statement of operations. Such costs consist principally of repainting and replacing decals on the Company's vehicles and equipment with the 'National Propane' colors and logo.

     New Management also identified various new operating strategies in order to refocus the Company's direction and manage the Company on a centralized basis. New Management determined that the management information systems which were in place at the time of the Change in Control were inadequate to support the implementation of the new strategies including the centralization of the Company's operations from six regional centers and two corporate facilities to one new corporate headquarters. Since the decision to change such systems was made at the time of the Change in Control, the estimated costs of implementation of $1,500,000, primarily related to retraining personnel, were accrued in the accompanying Transition 1993 consolidated statement of operations.

     In connection with the Change in Control, Victor Posner and Steven Posner, the then Vice Chairman of the Company, resigned as officers and directors of Triarc and its subsidiaries. In order to induce Steven Posner to resign, Triarc entered into a consulting agreement with him extending through April 1998. The Company's allocable share of costs of $1,007,000 related to the consulting agreement was recorded as a charge in Transition 1993 because the consulting agreement does not require any substantial services and Triarc has not received nor did it expect to receive any services that will have substantial value to Triarc and its subsidiaries.

     The Company's equity in net loss of affiliates included similar significant charges which were allocated by Triarc to CFC Holdings amounting to $281,000 and is included in 'Other income, net' in the accompanying Transition 1993 consolidated statement of operations.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(21) INITIAL PUBLIC OFFERING OF COMMON UNITS AND OTHER TRANSACTIONS

     On March 13, 1996 National Propane Partners, L.P. (the 'Partnership') was formed to acquire, own and operate the Company's propane business and substantially all of the related assets of the Company. The Partnership's activities will be conducted through an operating partnership, National Propane L.P. (the 'Operating Partnership'), the limited partner in which will be the Partnership. The Company and National Propane SGP, Inc., a wholly owned subsidiary of the Company (the 'Special General Partner') intend to convey substantially all of their propane-related assets and liabilities other than amounts due from parent ($81,392,000 as of December 31, 1995), deferred financing costs ($4,697,000 as of December 31, 1995) and net deferred income tax liabilities ($21,562,000 as of December 31, 1995) to the Operating Partnership.

     The Partnership intends to issue 6,190,476 Common Units, representing limited partner interests in the Partnership, pursuant to a public offering and to concurrently issue 4,533,638 Subordinated Units, representing subordinated general partner interests in the Partnership, to the Company. In addition, the Company and the Special General Partner will each receive a 2% general partner interest in the Partnership and the Operating Partnership, on a combined basis. In connection therewith the Partnership will issue $125,000,000 of first mortgage notes to institutional investors and repay all of its outstanding borrowings under the Bank Facility ($127,312,000 as of December 31, 1995) and $6,732,000 (as of December 31, 1995) of other debt. The early redemption of the Bank Facility will result in an extraordinary charge for the writeoff of unamortized deferred financing costs, net of income tax benefit, which as of December 31, 1995 would have approximated $2,800,000. Concurrently with the Offering, the Company will also pay a cash dividend to Triarc of $59,300,000 and the Operating Partnership will provide a loan to Triarc of $40,700,000. There can be no assurance, however, that the Company will be able to consummate these transactions.

                        NATIONAL PROPANE PARTNERS, L.P.
                   (SUCCESSOR TO NATIONAL PROPANE CORPORATION
                               AND SUBSIDIARIES)
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                      DECEMBER 31,    SEPTEMBER 30,
                                                                                        1995(A)           1996
                                                                                      ------------    -------------
                                                                                             (IN THOUSANDS)
                                                                                               (UNAUDITED)
                                      ASSETS
Current assets:
     Cash and cash equivalents.....................................................     $  2,825        $   4,671
     Receivables, net..............................................................       16,391           10,258
     Finished goods inventories....................................................       10,543           14,197
     Interest receivable from Triarc Companies, Inc. ..............................       --                1,370
     Due from Triarc and other current assets......................................        4,340            1,526
                                                                                      ------------    -------------
          Total current assets.....................................................       34,099           32,022
Due from Triarc Companies, Inc. ...................................................       --               40,700
Properties, net....................................................................       83,214           81,178
Unamortized costs in excess of net assets of acquired companies....................       15,161           14,760
Other assets.......................................................................        6,638            7,015
                                                                                      ------------    -------------
                                                                                        $139,112        $ 175,675
                                                                                      ------------    -------------
                                                                                      ------------    -------------

              LIABILITIES AND PARTNERS' CAPITAL/STOCKHOLDERS' DEFICIT
Current liabilities:
     Current portion of long-term debt.............................................     $ 11,278        $     315
     Accounts payable..............................................................        7,836            6,986
     Due to Triarc Companies, Inc. and another affiliate...........................        9,972            --
     Accrued expenses..............................................................        9,370           12,838
                                                                                      ------------    -------------
          Total current liabilities................................................       38,456           20,139
Long-term debt.....................................................................      124,266          126,968
Deferred income taxes..............................................................       22,878            --
Customer deposits..................................................................        2,112            2,026
Commitments and contingencies......................................................
Partners' capital/Stockholders' deficit:
     Stockholders' deficit.........................................................      (48,600)           --
     Common unitholders' capital...................................................         --             14,816
     General partners' capital -- including subordinated units.....................         --             11,726
                                                                                      ------------    -------------
          Total Partners' capital/Stockholders' deficit............................      (48,600)          26,542
                                                                                      ------------    -------------
                                                                                        $139,112        $ 175,675
                                                                                      ------------    -------------
                                                                                      ------------    -------------

------------

 (A) Derived from the audited consolidated financial statements as of December 31, 1995

     See accompanying notes to condensed consolidated financial statements

                        NATIONAL PROPANE PARTNERS, L.P.
                   (SUCCESSOR TO NATIONAL PROPANE CORPORATION
                               AND SUBSIDIARIES)
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                  SEPTEMBER 30,                 SEPTEMBER 30,
                                                            --------------------------   -----------------------------
                                                                1995           1996          1995            1996
                                                            -------------   ----------   -------------   -------------
                                                                       (IN THOUSANDS, EXCEPT UNIT AMOUNTS)
                                                                                   (UNAUDITED)

Revenues..................................................     $25,736      $   27,720     $ 102,461       $ 116,018
                                                            -------------   ----------   -------------   -------------
Cost of sales:
     Cost of product -- propane and appliances............      10,961          13,253        43,814          55,066
     Other operating expenses applicable to revenues......      10,419          11,578        33,727          34,031
                                                            -------------   ----------   -------------   -------------
          Gross profit....................................       4,356           2,889        24,920          26,921
Selling, general and administrative.......................       5,626           4,756        15,506          17,009
Management fees...........................................         750          --             2,250           1,500
                                                            -------------   ----------   -------------   -------------
          Operating income (loss).........................      (2,020)         (1,867)        7,164           8,412
                                                            -------------   ----------   -------------   -------------
Other income (expense):
     Interest expense.....................................      (2,906)         (2,825)       (8,731)         (9,067)
     Interest income from Triarc Companies, Inc. .........      --               1,370       --                1,370
     Other income, net....................................         209             152           698             662
                                                            -------------   ----------   -------------   -------------
                                                                (2,697)         (1,303)       (8,033)         (7,035)
                                                            -------------   ----------   -------------   -------------
          Income (loss) before income taxes and
            extraordinary charge..........................      (4,717)         (3,170)         (869)          1,377
Provision for (benefit from) income taxes.................      (1,839)         --              (264)          1,922
                                                            -------------   ----------   -------------   -------------
          Loss before extraordinary charge................      (2,878)         (3,170)         (605)           (545)
Extraordinary charge......................................      --              (2,631)      --               (2,631)
                                                            -------------   ----------   -------------   -------------
          Net loss........................................     $(2,878)     $   (5,801)    $    (605)      $  (3,176)
                                                            -------------   ----------   -------------   -------------
                                                            -------------   ----------   -------------   -------------
General partners' interest in:
     Loss before extraordinary charge.....................                  $     (127)
     Extraordinary charge.................................                      (2,631)
                                                                            ----------
          Net loss........................................                  $   (2,758)
                                                                            ----------
                                                                            ----------
Unitholders' interest in net loss.........................                  $   (3,043)
                                                                            ----------
                                                                            ----------
Net loss per unit.........................................                  $    (0.28)
                                                                            ----------
                                                                            ----------
Weighted average number of units outstanding..............                  10,809,834
                                                                            ----------
                                                                            ----------

     See accompanying notes to condensed consolidated financial statements

                        NATIONAL PROPANE PARTNERS, L.P.
                   (SUCCESSOR TO NATIONAL PROPANE CORPORATION
                               AND SUBSIDIARIES)
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                             --------------------
                                                                                              1995        1996
                                                                                             -------    ---------
                                                                                                (IN THOUSANDS)
                                                                                                 (UNAUDITED)
Cash flows from operating activities:
     Net loss.............................................................................   $  (605)   $  (3,176)
     Adjustments to reconcile net loss to net cash provided by operating activities
          Depreciation and amortization of properties.....................................     6,070        7,489
          Amortization of costs in excess of net assets of acquired companies.............       373          540
          Amortization of deferred financing costs........................................       958          710
          Other amortization..............................................................       245          270
          Write-off of deferred financing costs...........................................     --           4,126
          Provision for doubtful accounts.................................................       577          947
          Deferred income tax benefit.....................................................    (1,222)      (2,520)
          Gain on sales of properties.....................................................      (135)         (39)
          Other, net......................................................................      (568)         (73)
          Changes in operating assets and liabilities:
               Decrease in receivables....................................................     7,271        5,187
               Increase in inventories....................................................    (3,938)      (3,636)
               Decrease in prepaid expenses and other current assets......................       611          104
               Increase (decrease) in accounts payable and accrued expenses...............    (2,171)       3,154
                                                                                             -------    ---------
          Net cash provided by operating activities.......................................     7,466       13,229
                                                                                             -------    ---------
Cash flows from investing activities:
     Capital expenditures.................................................................    (6,615)      (4,997)
     Business acquisitions................................................................      (290)      (1,030)
     Proceeds from sales of properties....................................................       426          237
                                                                                             -------    ---------
          Net cash used in investing activities...........................................    (6,479)      (5,790)
                                                                                             -------    ---------
Cash flows from financing activities:
     Repayments of long-term debt.........................................................   (13,157)    (137,302)
     Proceeds of First Mortgage Notes.....................................................     --         125,000
     Proceeds from other long-term debt...................................................     8,500        3,800
     Payment of dividend to Triarc Companies, Inc.........................................     --         (59,300)
     Net proceeds of initial public offering..............................................     --         117,933
     (Increase) decrease in due to/from Triarc Companies, Inc. and another affilate.......     1,244      (50,611)
     Deferred financing costs.............................................................      (812)      (5,087)
     Other................................................................................     --             (26)
                                                                                             -------    ---------
          Net cash used in financing activities...........................................    (4,225)      (5,593)
                                                                                             -------    ---------
Net increase (decrease) in cash...........................................................    (3,238)       1,846
Cash and cash equivalents at beginning of period..........................................     3,983        2,825
                                                                                             -------    ---------
Cash and cash equivalents at end of period................................................   $   745    $   4,671
                                                                                             -------    ---------
                                                                                             -------    ---------

     See accompanying notes to condensed consolidated financial statements

                        NATIONAL PROPANE PARTNERS, L.P.
                   (SUCCESSOR TO NATIONAL PROPANE CORPORATION
                               AND SUBSIDIARIES)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- ORGANIZATION

     National Propane Partners, L.P. (the 'Partnership') was formed on March 13, 1996 as a Delaware limited partnership. The Partnership and its subsidiary partnership National Propane, L.P (the 'Operating Partnership') were formed to acquire, own and operate the propane business and substantially all the assets and liabilities (principally all assets and liabilities other than amounts due from a parent, deferred financing costs and income tax liabilities) of National Propane Corporation and subsidiaries ('National Propane', and referred to subsequent to the initial public offering (described below) as the 'Managing General Partner'), a wholly-owned subsidiary of Triarc Companies, Inc. ('Triarc'). In addition, National Sales & Service, Inc. ('NSSI'), a subsidiary of the Operating Partnership, was formed to acquire and operate the service work and appliance and parts sales business of National Propane. The Partnership, the Operating Partnership and NSSI are collectively referred to hereinafter as the 'Partnership Entities'. The Partnership Entities consummated in July, 1996, an initial public offering, (the 'Offering'), of 6,301,550 common units representing limited partner interests in the Partnership (the 'Common Units') for an offering price of $21.00 per Common Unit aggregating $132,333,000 before $14,400,000 of underwriting discounts and commissions and other expenses related to the Offering. On July 2, 1996 the Managing General Partner issued in a private placement $125,000,000 of 8.54% First Mortgage Notes due June 30, 2010 (the 'First Mortgage Notes'). The Operating Partnership assumed the Managing General Partner's obligation under the First Mortgage Notes in connection with the conveyance on July 2, 1996 (the 'Partnership Conveyance') by the Managing General Partner and National Propane SGP Inc., a subsidiary of the Managing General Partner (the 'Special General Partner' and, together with the Managing General Partner, referred to as the 'General Partners'), of substantially all of their assets and liabilities (which did not include an existing $81,392,000 intercompany note from Triarc, $59,300,000 of the net proceeds from the issuance of the First Mortgage Notes which was used to make a dividend to Triarc and certain net liabilities of the General Partners). On November 6, 1996 the Partnership sold an additional 400,000 Common Units through a private placement at a price of $21.00 per Common Unit aggregating $8,400,000 before fees and estimated expenses of $1,033,000, resulting in net proceeds to the Partnership of $7,367,000.

     The General Partners own general partner interests representing an aggregate 4% unsubordinated general partner interest in the Partnership and the Operating Partnership on a combined basis. In addition, the Managing General Partner owns 4,533,638 subordinated units (the 'Subordinated Units') representing a 40.2% (38.7% after the November 6, 1996 sale of 400,000 Common Units) subordinated general partner interest in the Partnership Entities. The Common Units and the Subordinated Units together represent the limited partners' interest (the 'Limited Partners' Interest').

NOTE 2 -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements presented herein reflect the effects of the Partnership Conveyance and the
Offering, in which the Partnership Entities became the successor to the businesses of National Propane. Because the Partnership Conveyance was a transfer of assets and liabilities in exchange for partnership interests among a controlled group of companies, it has been accounted for in a manner similar to a pooling of interests, resulting in the presentation of the Partnership Entities as the successor to the continuing businesses of National Propane. The entity representative of both the operations of (i) National Propane prior to the Partnership Conveyance, the Offering and related transactions which occurred on July 2, 1996 and (ii) the Partnership Entities subsequent to such transactions, is referred to herein as 'National'. Those assets and liabilities not conveyed to the Partnership were retained by the Managing General Partner. Such condensed consolidated financial statements have been prepared in accordance with Rule 10-01 of Regulation S-X promulgated by the Securities and Exchange Commission and, therefore, do not include

                        NATIONAL PROPANE PARTNERS, L.P.
                   (SUCCESSOR TO NATIONAL PROPANE CORPORATION
                               AND SUBSIDIARIES)
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. In the opinion of National, however, the accompanying condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly National's financial position, results of operations and cash flows.

     The condensed consolidated financial statements including the nine months ended September 30, 1995 reflect the effects of the June 1995 merger (the 'Merger') of Public Gas Company with and into National. Prior thereto Public Gas was an indirect wholly-owned subsidiary of Triarc. Because the Merger was a transfer of assets and liabilities in exchange for shares among a controlled group of companies, it has been accounted for in a manner similar to a pooling of interests and, accordingly, the aforementioned 1995 period has been restated to reflect the Merger.

NOTE 3 -- PROPERTIES

     The following is a summary of the components of properties, net:

                                                                  DECEMBER 31,    SEPTEMBER 30,
                                                                      1995            1996
                                                                  ------------    -------------
                                                                         (IN THOUSANDS)

Properties, at cost............................................     $165,216        $ 170,441
Less accumulated depreciation..................................       82,002           89,263
                                                                  ------------    -------------
                                                                    $ 83,214        $  81,178
                                                                  ------------    -------------
                                                                  ------------    -------------

NOTE 4 -- LONG TERM DEBT AND EXTRAORDINARY CHARGE

     First Mortgage Notes -- National issued $125,000,000 of First Mortgage Notes in a private placement, and prepaid $128,469,000 of existing indebtedness, resulting in an extraordinary charge, net of income taxes, of $2,631,000 relating primarily to the write-off of $4,126,000 of deferred financing costs applicable to such early extinguishment of debt. The First Mortgage Notes bear interest at a fixed annual rate of 8.54% payable semi-annually in arrears and amortize in eight equal annual installments of $15,625,000 beginning June 30, 2003 through June 30, 2010.

     Bank Credit Facility -- Concurrent with the Offering, National entered into a $55 million bank credit facility (the 'Bank Credit Facility') with a group of banks. The Bank Credit Facility includes a $15 million working capital facility (the 'Working Capital Facility') and a $40 million acquisition facility (the 'Acquisition Facility'), the use of which is restricted to business acquisitions and capital expenditures for growth. The Bank Credit Facility bears interest, at National's option, at either (i) the 30, 60, 90 or 180-day London Interbank Offered Rate plus a margin generally ranging from 1% to 1.75% or (ii) the higher of (a) the prime rate and (b) the Federal funds rate plus 0.5%, in either case, plus a margin of up to 0.25%. The Working Capital Facility matures in full in July 1999. However, National must reduce the borrowings under the Working Capital Facility to zero for a period of at least 30 consecutive days in each year between March 1 and August 31. The Acquisition Facility converts to a term loan in July 1998 and amortizes thereafter in equal quarterly installments through July 2001.

     National's Bank Credit Facility and the First Mortgage Notes contain certain restrictive covenants which, among other items, (i) require meeting certain financial amount and ratio tests, (ii) limit the incurrence of certain other additional indebtedness and certain investments, asset dispositions and transactions with affiliates other than in the normal course of business and
(iii) restrict the payment of distributions by the Operating Partnership if certain other covenants are not met.

                        NATIONAL PROPANE PARTNERS, L.P.
                   (SUCCESSOR TO NATIONAL PROPANE CORPORATION
                               AND SUBSIDIARIES)
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     National's obligations under both the First Mortgage Notes and the Bank Credit Facility are secured on an equal and ratable basis by substantially all of the assets of the Operating Partnership and are guaranteed by the Managing General Partner.

NOTE 5 -- INCOME TAXES

     National's provision for (benefit from) income taxes for each of the periods presented varies from the Federal statutory income tax rate of 35% principally due to (i) state income taxes, (ii) the effect of goodwill amortization and, (iii) since July 2, 1996, the change in legal/tax status of National to a partnership. For federal and state income tax purposes, the earnings attributed to the Partnership and Operating Partnership are included in the tax returns of the individual partners. As a result, no recognition of income tax expense has been reflected in National's consolidated financial statements relating to the earnings of the Partnership and Operating Partnership. The earnings attributed to NSSI are subject to federal and state income taxes. Accordingly, National's consolidated financial statements will reflect income tax expense related to NSSI's earnings, if any. There was no income tax provision or benefit relating to NSSI in the three months ended September 30, 1996 since any provision or benefit would be immaterial to NSSI or National for this three month period. In connection with the Partnership Conveyance, all income tax liabilities were retained by the Managing General Partner.

NOTE 6 -- ACQUISITIONS

     During 1996 National acquired the assets of four unaffiliated propane distributors for aggregate cash consideration of $1,030,000.

NOTE 7 -- CONTINGENCIES

     In May 1994, National Propane was informed of coal tar contamination which was discovered at one of its properties in Wisconsin. National Propane purchased the property from a company which had purchased the assets of a utility which had previously owned the property. National Propane believes that the contamination occurred during the use of the property as a coal gasification plant by such utility. In order to assess the extent of the problem National Propane engaged environmental consultants who began work in August 1994. In February 1996, National Propane's environmental consultants provided a report which presented the two most likely remediation methods and estimates of the costs of such methods. The range of estimated costs for the first method, which involves treatment of groundwater and excavation, treatment and disposal of contaminated soil, is from $1,600,000 to $3,300,000. The range for the second method, which involves only treatment of groundwater and the building of a soil containment wall, is from $432,000 to $750,000. Based on discussion with National Propane's environmental consultants both methods are acceptable remediation plans. National Propane, however, will have to agree on a final plan with the State of Wisconsin. Since receiving notice of the contamination, National Propane has engaged in discussions of a general nature concerning remediation with the State of Wisconsin. The discussions are ongoing and there is no indication as yet of the time frame for a decision by the State of Wisconsin on the method of remediation. Accordingly, it is unknown which remediation method will be used. National Propane is also engaged in ongoing discussions of a general nature with such successor to the utility that operated a coal gasification plant on the property. There is as yet no indication that the prior owner will share the costs of remediation. National Propane, if found liable for any such costs, would attempt to recover such costs from the prior owner. In connection with the Partnership Conveyance, the Wisconsin property was retained by the Managing General Partner. Pursuant to a lease with the Managing General Partner relating to this facility National has agreed to be liable for any costs of remediation in excess of amounts

                        NATIONAL PROPANE PARTNERS, L.P.
                   (SUCCESSOR TO NATIONAL PROPANE CORPORATION
                               AND SUBSIDIARIES)
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

recovered from such prior owner or from insurance. Since no amount within the ranges can be determined to be a better estimate, National has accrued $432,000 at December 31, 1995 and September 30, 1996 in order to provide for the minimum costs estimated for the second remediation method and incurred legal fees and other professional costs. The ultimate outcome of this matter cannot presently be determined and, depending on the cost of remediation required, may have a material adverse effect on National's consolidated financial position, results of operations or ability to make the Minimum Quarterly Distribution to all Unitholders (see Note 12).

     National is involved in ordinary claims, litigation and administrative proceedings and investigations of various types in several jurisdictions incidental to its business. In the opinion of management, the outcome of any such matter, or all of them combined, will not have a material adverse effect on National's consolidated financial condition or results of operations.

NOTE 8 -- UNAUDITED PRO FORMA SUMMARIZED OPERATING RESULTS

     The following unaudited supplemental pro forma information sets forth the operating results of National for the nine months ended September 30, 1996 and has been adjusted as if the Partnership had been formed as of January 1, 1996 to give effect to (i) the elimination of management fees paid to Triarc, (ii) the addition of the estimated stand-alone general and administrative costs associated with National's operation as a partnership, (iii) a net decrease to interest expense to reflect the interest expense associated with the First Mortgage Notes and to eliminate interest expense on the refinanced debt and (iv) the elimination of the provision for income taxes, as income taxes will be borne by the partners and not the Partnership or the Operating Partnership, except for corporate income taxes relative to NSSI. Such following pro forma supplemental financial information does not purport to be indicative of the actual results of operations that would have resulted had the Partnership been formed on January 1, 1996 or of the future results of operations of National.

                                                                     NINE MONTHS ENDED
                                                                     SEPTEMBER 30, 1996
                                                           --------------------------------------
                                                           (IN THOUSANDS, EXCEPT PER UNIT AMOUNT)
Revenues................................................                  $116,018
Operating income........................................                     9,162
Income before income taxes and extraordinary charge.....                     5,450
Income before extraordinary charge......................                     5,300
General partners' unsubordinated interest in income
  before extraordinary charge...........................                       212
Unitholders' interest in income before extraordinary
  charge................................................                     5,088
Unitholders' income before extraordinary charge per
  unit..................................................                      0.47
Weighted average number of units outstanding(a).........                10,809,834


                             ----------------------

(a) Such weighted average number of units outstanding do not reflect the November 6, 1996 sale of 400,000 common units as discussed in Note 13.

NOTE 9 -- UNIT OPTION PLAN

     Effective July 2, 1996, the Managing General Partner adopted the National Propane Corporation 1996 Unit Option Plan (the 'Option Plan'), which permits the grant of options to purchase Common Units and Subordinated Units and the grant of Unit appreciation rights ('UARs') covering up to an aggregate of 1,250,000 Common Units and Subordinated Units (subject to adjustment in certain circumstances) plus an additional number of Units equal to 1% of the number of Units outstanding as of each December 31 following the Option Plan's effective date which will be added to the total number of units that may be issued thereafter. No options or UARS have been granted under the Option Plan

                        NATIONAL PROPANE PARTNERS, L.P.
                   (SUCCESSOR TO NATIONAL PROPANE CORPORATION
                               AND SUBSIDIARIES)
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

as of September 30, 1996. Any expenses recognized relating to the Unit Option Plan will be allocated to the Partnership in accordance with an agreement between the Managing General Partner and the Partnership.

NOTE 10 -- RELATED PARTY TRANSACTIONS

     Concurrent with the closing of the Offering, National made a $40,700,000 loan to Triarc. The loan bears interest at 13.5% per annum, amortizes $5,087,500 per year commencing 2003 and is secured by a pledge by Triarc of all the shares of capital stock of the Managing General Partner that are owned by Triarc. Interest is payable semi-annually in arrears on each June 30 and December 30.

NOTE 11 -- STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)/PARTNERS' CAPITAL

     The changes in National's Stockholders' equity (deficit)/Partner's capital for the nine months ended September 30, 1996 were as follows (in thousands):

                                                                      STOCKHOLDERS'
                                                                         EQUITY/
                                                                         GENERAL
                                                  NOTE RECEIVABLE       PARTNERS'        LIMITED PARTNERS'
                                                    FROM TRIARC          CAPITAL              CAPITAL          TOTAL
                                                  ---------------    ----------------    -----------------    --------

Balance at December 31, 1995...................      $ (81,392)          $ 32,792             $--             $(48,600)
Assets/(liabilities) retained by the Managing
  General Partner(a)...........................         81,392            (61,683)            --                19,709
Cash dividend to Triarc........................        --                 (59,300)            --               (59,300)
Cash dividend to Triarc for NPC Leasing
  Corp.........................................        --                     (24)            --                   (24)
Net proceeds of Offering.......................        --                 101,348              16,585          117,933
Net income for the period January 1, 1996 to
  June 30, 1996................................        --                   2,625             --                 2,625
Net  loss  for  the  period  July  1,  1996  to
  September 30, 1996:
     Loss before extraordinary charge..........        --                  (1,401)             (1,769)          (3,170)
     Extraordinary charge......................        --                  (2,631)            --                (2,631)
                                                  ---------------    ----------------    -----------------    --------
Balance at September 30, 1996..................      $ --                $ 11,726             $14,816         $ 26,542
                                                  ---------------    ----------------    -----------------    --------
                                                  ---------------    ----------------    -----------------    --------

------------

 (a) In connection with the Partnership Conveyance, the Managing General Partner retained the $81,392,000 receivable from Triarc and net liabilities totaling $19,709,000 which consist primarily of net deferred income taxes payable. In addition, in accordance with the Partnership Conveyance, the extraordinary charge for the early extinguishment of debt, net of income taxes, was allocated entirely to the General Partners.

NOTE 12 -- QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

     Subsequent to the Offering National will distribute to its partners, on a quarterly basis, all of its 'Available Cash' which generally means, with respect to any fiscal quarter of National, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the discretion of the Managing General Partner to (i) provide for the proper conduct of National's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement, or (iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters.

                        NATIONAL PROPANE PARTNERS, L.P.
                   (SUCCESSOR TO NATIONAL PROPANE CORPORATION
                               AND SUBSIDIARIES)
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     Available Cash will generally be distributed 96% to the Unitholders (including the Managing General Partner as the holder of Subordinated Units) and 4% to the General Partners, pro rata, except that if distributions of Available Cash exceed Target Distribution Levels above the Minimum Quarterly Distribution, the General Partners will receive an additional percentage of such excess distributions that will increase to up to 50% of the distributions above the highest Target Distribution Level.

     With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution ($0.525 per Unit), plus any Common Unit Arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

     The Subordination Period will generally extend until the first day of any quarter beginning after June 30, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interests during such periods and (iii) there are no outstanding Common Unit Arrearages.

     Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) June 30, 1999 (with respect to 1,133,410 Subordinated Units, subject to adjustment as discussed below), and (b) June 30, 2000 (with respect to 1,133,410 Subordinated Units, subject to adjustments as discussed below) in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interests during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second tranche of Subordinated Units may not occur until at least one year following the early conversion of the first tranche of Subordinated Units. Such number of units eligible for early conversion on June 30, 1999 and June 30, 2000 shall be subject to increase in each case by a number of Subordinated Units equal to 25% of the total Units issued upon conversion of the Special General Partner's 2% General Partner Interest.

     Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate, pro rata, with the other Common Units in distributions of Available Cash. In addition, if the Managing General Partner is removed as a general partner of the Partnership other than for Cause (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partners will have the right to convert their remaining General Partner Interests (and the right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.

                        NATIONAL PROPANE PARTNERS, L.P.
                   (SUCCESSOR TO NATIONAL PROPANE CORPORATION
                               AND SUBSIDIARIES)
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     On November 14, 1996 National paid its initial quarterly distribution of $0.525 per Common and Subordinated Unit to Unitholders of record on November 1, 1996, with a proportionate amount for the 4% unsubordinated general partner interest, or an aggregate of $5,924,000, including $2,616,000 paid to the General Partners related to the Subordinated Units and the unsubordinated general partner interest.

NOTE 13 -- SUBSEQUENT EVENT

     On November 6, 1996, National sold 400,000 Common Units through a private placement at a price of $21.00 per Common Unit aggregating $8,400,000 before the estimated fees and expenses of $1,033,000 resulting in estimated net proceeds to National of $7,367,000.

                                                                      APPENDIX A

     No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

     The undersigned ('Assignee') hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

     The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of National Propane Partners, L.P. (the 'Partnership'), as amended, supplemented or restated to the date hereof (the 'Partnership Agreement'), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the Managing General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Ageement, (d) gives the power of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:.................................

Date:.................................


 ........................................................  ......................................................
 SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE                   SIGNATURE OF ASSIGNEE



 ........................................................  ......................................................
      PURCHASE PRICE INCLUDING COMMISSIONS, IF ANY                      NAME AND ADDRESS OF ASSIGNEE

Type of Entity (check one):

 [ ] Individual               [ ] Partnership               [ ] Corporation
 [ ]  Trust                   [ ] Other  (specify)   ......................

Nationality (check one)

                  [ ] U.S. Citizen, Resident or Domestic Entity
                  [ ] Foreign Corporation               [ ] Non-resident Alien

     If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

     Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the 'Code'), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

   1. I am not a non-resident alien for purposes of U.S. income taxation.

   2. My U.S. taxpayer identification number (Social Security Number) is

       ....................................................................... .

   3. My home address is  .................................................... .

B. Partnership, Corporation or Other Interestholder

   1.  ........................................................ is not a foreign
                                     (NAME OF INTERESTHOLDER)
      corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

   2. The interestholder's U.S. employer identification number is  ........... .

   3. The interestholder's office address and place of incorporation (if applicable) is

       ....................................................................... .

     The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

     The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

     Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

                        .................................
                             NAME OF INTERESTHOLDER

                        .................................
                               SIGNATURE AND DATE

                        .................................
                             TITLE (IF APPLICABLE)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX B

                           GLOSSARY OF CERTAIN TERMS

     Acquisition: Any transaction in which any member of the Partnership Group acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group above the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

     Adjusted Operating Surplus: With respect to any period, Operating Surplus generated during such period, as adjusted to (a) exclude Operating Surplus attributable to (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures that otherwise increased the Operating Surplus generated during such period, and
(b) include (i) any net decrease in working capital borrowings during such period, and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium on indebtedness. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

     Affiliate: With respect to any Person, another Person that controls, is controlled by or is under common control with (either directly or indirectly), such Person (including, with respect to the General Partners, without limitation, Triarc, DWG Acquisition Group, L.P., Nelson Peltz, Peter W. May or any of their respective Affiliates). For purposes of this definition 'control' of a Person means the ability to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

     Audit Committee: A committee of the board of directors of the Managing General Partner or the Special General Partner composed entirely of two or more directors who are neither officers nor employees of such General Partner nor officers, directors or employees of any Affiliate of such General Partner (except that such directors may be directors of both General Partners).

     Available Cash: With respect to any fiscal quarter of the Partnership, prior to liquidation of the Partnership:

          (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings for working capital purposes made subsequent to the end of such quarter, less

          (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the Managing General Partner to (i) provide for the proper conduct of the business of the Partnership Group, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject, or (iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters; provided, however, that the Managing General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units with respect to such quarter; and provided further, that disbursements made or cash reserves established, increased or reduced after the end of any quarter but on or before the date on which the Partnership makes its distribution of Available Cash in respect of such quarter shall be deemed to have been made, established, increased or reduced for purposes of determining Available Cash within such quarter if the Managing General Partner so determines. Notwithstanding the foregoing, 'Available Cash' after the liquidation of the Partnership occurs shall equal zero.

     Bank  Credit   Facility:  The   $40  million   acquisition  facility   (the
'Acquisition Facility') and the $15 million working capital facility (the 'Working Capital Facility'), both entered into by the Operating Partnership.

     BTU: British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     Capital Account: The capital account maintained for a Partner pursuant to the Partnership Agreement. The Capital Account of a partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right, or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

     Capital Improvements: Additions or improvements to the capital assets owned by any member of the Partnership Group or the acquisition of existing or the construction of new capital assets (including, without limitation, retail distribution outlets, propane tanks, pipeline systems, storage facilities, appliance showrooms, training facilities and related assets), made to increase the operating capacity of the Partnership Group over the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

     Capital Surplus: All Available Cash distributed by the Partnership from any source will be treated as being distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash will be deemed to be from Capital Surplus.

     Cause: Means (A) a court of competent jurisdiction has entered a final, non-appealable judgment finding the Managing General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership or (B) the Special General Partner, prior to the Triarc Merger does not have the same directors on its Board of Directors as the Managing General Partner.

     Closing Date: The first date on which Common Units were sold by the Partnership in the IPO.

     Common Unit Arrearage: The amount by which the Minimum Quarterly Distribution in respect of a quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit, cumulative for such quarter and all prior quarters during the Subordination Period.

     Common Units: A Unit representing a fractional part of the Partnership Interests of all partners of the Partnership and assignees of any such limited partner's interest and having the rights and obligations specified with respect to Common Units in the Partnership Agreement.

     Conveyance, Contribution and Assumption Agreement: Collectively, the Conveyance, Contribution and Assumption Agreement, dated the Closing Date, by and among the Operating Partnership, the General Partners and the Partnership and the Contribution and Assumption Agreement, dated the Closing Date, by and among the Operating Partnership, the General Partners and NSSI, which together provide for, among other things, the principal transaction pursuant to which substantially all of the assets of the General Partners will be transferred and substantially all of their liabilities will be assumed by the Operating Partnership.

     Current Market Price: With respect to any class of Units as of any date, the average of the daily Closing Prices (as hereinafter defined) per Unit of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date. 'Closing Price' for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Units of such class are listed or admitted to trading or, if the Units of such class are not listed or admitted to trading on any national securities exchange, the last quoted price on such day, or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or such other system then in use, or if on any such day the Units of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Units of such class selected by the Managing General Partner, or if on any such day no market maker is making a market in the Units of such class, the fair value of such Units on such day as determined reasonably and in good faith by the Managing General Partner. 'Trading Day' means a day on which the principal national securities exchange on which Units of any class are listed or admitted to trading is open for the transaction of business or, if the Units of a class are not listed or admitted to trading on any national securities exchange, a day on which banking institutions in New York City generally are open.

     Degree Day: Degree Days measure the amount by which the average of the high and low temperature on a given day is below 65 degrees Fahrenheit. For example, if the high temperature is 60 degrees and the low temperature is 40 degrees for a National Oceanic and Atmospheric Administration measurement location, the average temperature is 50 degrees and the number of Degree Days for that day is 15.

     Delaware Act: The Delaware Revised  Uniform Limited Partnership Act, 6  Del
C. SS17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

     Departing Partner: A former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to the provisions of the Partnership Agreement.

     EBITDA: Operating income (loss) plus depreciation and amortization (excluding amortization of deferred financing cost). As used in this Prospectus, EBITDA is not intended to be construed as an alternative to net income (as an indicator of operating performance), or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations).

     General Partners: The Managing General Partner and the Special General Partner and their successors or permitted assigns as general partners of the Partnership and the Operating Partnership.

     Incentive Distributions: The distributions of Available Cash from Operating Surplus initially made to the Managing General Partner that are in excess of the General Partners' aggregate General Partner Interests and are not related to the Managing General Partner's ownership of Subordinated Units or Common Units. The Managing General Partner may transfer its right to receive such distributions to one or more Persons.

     Initial Common Units: The Common Units sold in the IPO.

     Initial Unit Price: $21.00 per Common Unit, the amount per Unit equal to the initial public offering price of the Initial Common Units in the IPO.

     Interim Capital Transactions: (a) Borrowings, refinancings and refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any member of the Partnership Group, (b) sales of equity interests by any member of the Partnership Group (including Common Units sold to the Underwriters pursuant to the exercise of the over-allotment option), and (c) sales or other voluntary or involuntary dispositions of any assets of any member of the Partnership Group (other than (i) sales or other dispositions of inventory in the ordinary course of business, (ii) sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business, (iii) sales or other dispositions of assets as a part of normal retirements or replacements) or (iv) like kind exchanges of operating assets to the extent that the operating assets received are of equal or greater value, in each case prior to the commencement of the dissolution and liquidation of the Partnership.

     Limited Partner: Unless the context otherwise requires, any Person holding a limited partner interest in the Partnership and having the rights and obligations specified with respect to a Limited Partner (as such term is defined in the Partnership Agreement).

     Managing General Partner: National Propane Corporation and its successors and permitted assigns, as managing general partner of the Partnership.

     Minimum Quarterly Distribution: $0.525 per Common Unit with respect to each quarter or $2.10 per Common Unit on an annualized basis, subject to adjustment as described in 'Cash Distribution Policy -- Distributions from Capital Surplus' and ' -- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.'

     Operating Expenditures: All Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partners, debt service payments and capital expenditures, subject to the following:

          (a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets, or
     (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the Managing General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of and premium on such indebtedness.

     General Partner Interests: The 4% unsubordinated general partner interest in the Partnership and the Operating Partnership on a combined basis. This interest applies to all distributions and allocations, except if the over-allotment option is exercised, this interest will be entitled to a smaller percentage of the liquidation proceeds.

     (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions, or (iii) distributions to partners. Where capital expenditures are made in part for Acquisitions or Capital Improvements and in part for other purposes, the Managing General Partner's good faith allocation between the amounts paid for each shall be conclusive.

     Operating Partnership: National Propane, L.P., a Delaware limited partnership, the Partnership's subsidiary operating partnership, and any successors thereto and any other subsidiary operating partnerships and corporations.

     Operating Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Operating Partnership (which is an exhibit to the Registration Statement of which this Prospectus is a part), as it may be amended, supplemented or restated from time to time.

     Operating Surplus: At the close of any fiscal quarter of the Partnership prior to liquidation, on a cumulative basis and without duplication:

          (a) the sum of (i) $15,400,000, plus all cash and cash equivalents of the Partnership Group as of the close of business on the Closing Date (approximately $4.6 million), and (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions, less

          (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the Managing General Partner to provide funds for future Operating Expenditures; provided however, disbursements made (including contributions to a member of the Partnership Group or disbursements on behalf of a member of the Partnership Group) or cash reserves established, increased or reduced after the end of any quarter but on or before the date on which the Partnership makes its distribution of Available Cash in respect of such quarter shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such quarter if the Managing General Partner so determines. Operating Surplus after the liquidation of the Partnership occurs shall equal zero.

     Opinion of Counsel: A written opinion of counsel (who may be regular counsel to Triarc, the Partnership or the General Partners or any of their Affiliates) acceptable to the Managing General Partner in its reasonable discretion to the effect that the taking of a particular action will not result in the loss of the limited liability of the limited partners of the Partnership under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes.

     Partnership:   National   Propane  Partners,   L.P.,  a   Delaware  limited
partnership, and any successor thereto.

     Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Partnership, as amended by Amendment No. 1 thereto (which are exhibits to the Registration

Statement of which this Prospectus is a part), as it may be further amended, supplemented or restated from time to time. Unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreement of the Partnership and the Operating Partnership Agreement, collectively.

     Partnership Group: The Partnership, the Operating Partnership and any subsidiary of either such entity, treated as a single consolidated partnership.

     Partnership Interest: An interest in the Partnership, which shall include General Partner Interests, Common Units, Subordinated Units, rights to receive Incentive Distributions or any other equity securities of the Partnership, or a combination thereof or interest therein as the case may be.

     Partnership Loan: The $40.7 million loan from the Operating Partnership to Triarc made on the Closing Date.

     Partnership Security: Means any class or series of Units, any option, right, warrant or appreciation rights relating thereto, or any other type of equity interest that the Partnership may lawfully issue, or any unsecured or secured debt obligation of the Partnership that is convertible into any class or series of equity interests of the Partnership.

     Person:   An  individual  or  a  corporation,  limited  liability  company, partnership, joint venture, trust, unincorporated organization, government agency or political subdivision thereof or other entity.

     Special General Partner: National Propane SGP, Inc. and its successors and permitted assigns, as non-managing general partner of the Partnership.

     Subordination Period: The Subordination Period will generally extend until the first day of any quarter beginning after June 30, 2001 in respect of which
(i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interests in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages. A portion of the Subordinated Units will convert into Common Units on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) June 30, 1999 (with respect to 1,133,410 Subordinated Units, plus 25% of all Subordinated Units issued upon conversion of all or a portion of the Special General Partner's General Partner Interest) and
(b) June 30, 2000 (with respect to 1,133,410 Subordinated Units, plus 25% of all Subordinated Units issued upon conversion of all or a portion of the Special General Partner's General Partner Interest), in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interest in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second tranche of Subordinated Units may not occur until at least one year following the early conversion of the first tranche of Subordinated Units. In addition, if the Managing General Partner is removed as general partner of the Partnership other than for Cause (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partners will have the right to convert their general partner interests (and the right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.

     Subordinated Unit: A Unit representing a fractional part of the Partnership Interests of all partners of the Partnership and assignees of any such partner's interest and having the rights and obligations specified with respect to Subordinated Units in the Partnership Agreement.

     Target Distribution Levels: See 'Cash Distribution Policy -- Incentive Distributions -- Hypothetical Annualized Yield.'

     Transfer Application: An application for transfer of Units in the form set forth on the back of a certificate, substantially in the form included in this Prospectus as Appendix B or in a form substantially to the same effect in a separate instrument.

     Unitholders: Holders of the Common Units and the Subordinated Units.

     Unit Majority: During the Subordination Period, at least a majority of the outstanding Common Units, voting as a class, and at least a majority of the outstanding Subordinated Units, voting as a class and, thereafter, at least a majority of the outstanding Units voting as a class.

     Units: The Common Units and the Subordinated Units, collectively, but shall not include rights to receive Incentive Distributions.

     Unrecovered Capital: At any time, with respect to a Unit, the Initial Unit Price, less the sum of all distributions theretofore made in respect of an Initial Common Unit constituting Capital Surplus and any distributions of cash (or the net agreed value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of such Unit, adjusted as the Managing General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

____________________________________         ___________________________________

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON UNITS IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF.

                            ------------------------
                               TABLE OF CONTENTS

                                                                                                                         PAGE
                                                                                                                      ----------
Prospectus Summary...................................................................................................     6
Risk Factors.........................................................................................................     33
The IPO and Additional Transactions..................................................................................     46
Capitalization.......................................................................................................     48
Price Range of Common Units and Distributions........................................................................     48
Cash Distribution Policy.............................................................................................     49
Certain Information Regarding Triarc.................................................................................     61
Selected Historical and Pro Forma Consolidated Financial and Operating Data..........................................     67
Management's Discussion and Analysis of Financial Condition and Results of Operations................................     70
Business and Properties..............................................................................................     83
Management...........................................................................................................     96
Security Ownership of Certain Beneficial Owners and Management.......................................................    105
Certain Relationships and Related Transactions.......................................................................    108
Conflicts of Interest and Fiduciary Responsibility...................................................................    110
Description of the Common Units......................................................................................    115
The Partnership Agreement............................................................................................    117
Units Eligible for Future Sale.......................................................................................    128
Tax Considerations...................................................................................................    129
Investment in the Partnership by Employee Benefit Plans..............................................................    146
The Selling Unitholder...............................................................................................    147
Plan of Distribution.................................................................................................    147
Legal Matters........................................................................................................    148
Experts..............................................................................................................    148
Additional Information...............................................................................................    149
Index to Financial Statements........................................................................................    F-1
Form of Application for Transfer of Common Units..................................................................... Appendix A
Glossary of Certain Terms............................................................................................ Appendix B

                              400,000 COMMON UNITS

                                NATIONAL PROPANE
                                 PARTNERS, L.P.

                                  REPRESENTING
                           LIMITED PARTNER INTERESTS

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------

                                         , 1997

____________________________________         ___________________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NYSE filing fee, the amounts set forth below are estimates.

Securities and Exchange Commission registration fee...............................   $  2,470
National Association of Securities Dealers, Inc. filing fee.......................      1,315
Legal fees and expenses...........................................................    160,000
Printing expenses.................................................................    125,000
Accounting fees and expenses......................................................    150,000
Miscellaneous expenses............................................................      6,215
                                                                                     --------
     Total........................................................................   $445,000
                                                                                     --------
                                                                                     --------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The    Section    of    the    Prospectus    entitled    'The   Partnership
Agreement -- Indemnification' is incorporated herein by this reference.

     Subject  to  any  terms,  conditions  or  restrictions  set  forth  in  the
Partnership Agreements, Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The Section of the Prospectus entitled 'The Selling Unitholder' is incorporated herein by reference.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits:

  3.1(1)    -- Amended and Restated Agreement of Limited Partnership of National Propane Partners, L.P. dated as  of
               July 2, 1996
  3.2(1)    -- Amended and Restated Agreement of Limited Partnership  of National Propane, L.P. dated as of July  2,
               1996
  3.3(3)    -- Amendment No. 1 dated November 1, 1996 to  the Amended and Restated Agreement of Limited  Partnership
               of National Propane, L.P. dated as of July 2, 1996
 *5.1       -- Opinion of  Paul, Weiss,  Rifkind, Wharton  & Garrison as  to the  legality of  the securities  being registered
 *8.1       -- Opinion of Andrews & Kurth L.L.P. relating to tax matters
 10.1(3)    -- Purchase  Agreement, dated  as of  November 7,  1996, among  National Propane  Corporation,  National
               Propane SGP, Inc., National Propane Partners, L.P., National Propane, L.P.  and  Merrill Lynch  & Co.
 10.2(3)    -- Registration Agreement, dated  as of November  7, 1996, between National  Propane Partners, L.P.  and
               Merrill Lynch & Co.
 10.3(1)    -- Credit Agreement, dated as of June 26, 1996, among National Propane, L.P.,  The First National Bank of
               Boston, as administrative agent and a lender, Bank of America NT & SA, as a lender, and BA Securities,
               Inc., as syndication agent
 10.4(1)    -- Note Purchase Agreement,  dated as of  June 26, 1996, among  National  Propane,  L.P.  and each of the
               Purchasers listed in Schedule A thereto relating  to $125 million aggregate principal amount of  8.54%
               First Mortgage Notes due June 30, 2010

 10.5(1)    -- Conveyance, Contribution and Assumption Agreement,  dated as of July 2,  1996, by and  among  National
               Propane, L.P., National Propane Partners, L.P., National Propane Corporation and National Propane SGP,
               Inc.
 10.6(1)    -- Contribution and Assumption Agreement, dated as of July 2, 1996, by and among National  Propane, L.P.,
               National Propane Corporation, National Propane SGP, Inc. and National Sales & Service, Inc.
 10.7(1)    -- Note, in the principal amount of $40.7 million, issued by Triarc Companies, Inc. to  National Propane,
               L.P.
 10.8(1)    -- National Propane 1996 Unit Option Plan
 10.9(1)    -- Amendment to Employment Agreement of Ronald D. Paliughi, dated as of June 10, 1996.
 10.10(2)   -- Employment Agreement, dated as of April 24, 1993, between National Propane Corporation and  Ronald  D.
               Paliughi  (including Amendment No. 1,  dated as of December  7, 1994 and Amendment  No. 2, dated as of
               March 27, 1995)
 10.11(2)   -- Severance Agreement, dated as of December 1, 1995, between National Propane Corporation  and Ronald R.
               Rominiecki
 10.12(2)   -- Severance Agreement, dated as of March 27,  1995, between National Propane Corporation  and Laurie  B.
               Crawford
*10.13      -- Employment  Agreement,  dated November 20, 1996,  between National  Propane  Corporation  and C. David
               Watson
 10.13(2)   -- Triarc's 1993 Equity Participation Plan
 10.14(2)   -- Form of Non-Incentive Stock Option Agreement under Triarc's 1993 Equity Participation Plan
*21.1       -- List of Subsidiaries
*23.1       -- Consent of Deloitte & Touche LLP
*23.2       -- Consent of Arthur Andersen LLP
*23.3       -- Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1)
*23.4       -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 8.1)
*24.1       -- Powers of Attorney (included on signature page)

------------

*  Filed herewith

(1) Filed with the Partnership's Current Report on Form 8-K dated August 16, 1996 and incorporated herein by reference.

(2) Filed with the Partnership's Registration Statement on Form S-1 filed March 26, 1996 (Registration No. 333-2768) and incorporated herein by reference.

(3) Filed with the Partnership's Current Report on Form 8-K dated November 14, 1996 and incorporated herein by reference.

     b. Financial Statement Schedules --

     All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the 'Securities Act'), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii)  to reflect in  the prospectus any  facts or events  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d) That for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (e) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 10, 1997.

                                          NATIONAL PROPANE PARTNERS, L.P.

                                          By: NATIONAL PROPANE CORPORATION
                                            AS GENERAL PARTNER

                                          By:       /S/ RONALD R. ROMINIECKI
                                          ......................................
                                            Name: Ronald R. Rominiecki
                                            Title: Senior Vice President and
                                                   Chief Financial Officer

                               POWER OF ATTORNEY

     Each  person whose signature appears below  appoints Nelson Peltz and Peter
W. May and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this Offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE
CAPACITIES INDICATED AS OF JANUARY    , 1997.

                SIGNATURE                                      TITLE                              DATE
------------------------------------------  --------------------------------------------   -------------------
             /S/ NELSON PELTZ               Director of National Propane                    January 10, 1997
 .........................................    Corporation
              (NELSON PELTZ)

             /S/ PETER W. MAY               Director of National Propane                    January 10, 1997
 .........................................    Corporation
              (PETER W. MAY)

          /S/ RONALD D. PALIUGHI            President, Chief Executive Officer and          January 10, 1997
 .........................................    Director of National Propane
           (RONALD D. PALIUGHI)               Corporation (Principal Executive Officer)

         /S/ RONALD R. ROMINIECKI           Senior Vice President and Chief                 January 10, 1997
 .........................................    Financial Officer of National Propane
          (RONALD R. ROMINIECKI)              Corporation (Principal Financial and
                                              Accounting Officer)

        /S/ FREDERICK W. MCCARTHY           Director of National Propane Corporation        January 10, 1997
 .........................................
         (FREDERICK W. MCCARTHY)

        /S/ WILLIS G. RYCKMAN III           Director of National Propane Corporation        January 10, 1997
 .........................................
         (WILLIS G. RYCKMAN III)

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